Form 10KSB, Exhibit 13
period 1997-03-31
NORTHWEST TELEPRODUCTIONS INC
filed 1997-07-15
CIK 73048

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

                    Financial Statements for the Years Ended
                          March 31, 1997 and 1996 and
                          Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Stockholders and Board of Directors
Northwest Teleproductions, Inc. and
    Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Northwest Teleproductions, Inc. and subsidiaries (the Company) as of March 31, 1997 and 1996 and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 1997 and 1996 and the consolidated results of operations and cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 27, 1997

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations:

Sales for the year ended March 31, 1997 of $11,852,758, compare to sales of $12,509,041 in fiscal 1996 and $13,203,986 in fiscal 1995. The 5% decrease in overall sales from fiscal 1996 to fiscal 1997 reflects a decrease in Department of Defense contract production compounded by a more significant decline in customary noncontract sales. The overall decline was offset by an increase in production of television programs for broadcast.

The Company's estimated order backlog at March 31, 1997 is $6,000,000. Included in this amount is show production for cable broadcast estimated at $3,750,000. The backlog for broadcast production includes a project estimated at $2,300,000 to be fulfilled this fiscal year. Department of Defense backlog production is estimated at $2,250,000. The backlog at fiscal 1996 was estimated to be $4,000,000, including Department of Defense production estimated at $2,200,000 and production for cable broadcast estimated at $1,775,000.

The Company's traditional full-service production and postproduction markets continued to struggle due to a general slowness in the marketplace and ongoing competition from specialty facilities. While the Company vigorously pursues these traditional markets, resources have been added to accelerate the creation, sale, and production of programming for the broadcast market. In fiscal 1997, management has elected to exit the infomercial market due to high risk associated with being an equity partner. However, the Company will pursue fee for service business in this area. In addition, the Company will no longer produce proprietary programming on a speculative basis.

For the years ended March 31, 1997, 1996, and 1995, Department of Defense contract sales equaled 20%, 22%, and 27%, respectively, of total sales.

Department of Defense production in fiscal 1997 consisted of completion of the balance of the contract requirements for the second year of the potential five-year agreement. Additionally, the Company completed 85% of the third year's requirements and commenced creative development and scripting for the fourth year requirements.

Cost of products and services sold, as a percentage of sales, equaled 97%, 86%, and 75% for the years ended March 31, 1997, 1996, and 1995, respectively. The increase in the cost of sales percentage in fiscal 1997 results from a 5% decline in sales and a continued shift in the sales mix to full-service production. Full-service production characteristically has higher direct job costs. Also affecting the increase in the cost of sales percentage in fiscal 1997 were one-time expenses including writing off lease deposits, capitalized consultants' fees, capitalized costs associated with proprietary programming and infomercials, along with the write-down of obsolete inventory. The total for these items and other one-time expenses was $544,500 and added 4.6% to the cost of sales percentage. The cost of sales percentage, excluding these items, was 92.5%. Variable production costs as a percentage of sales, excluding the one-time charges mentioned above, for fiscal years ended in 1997, 1996, and 1995 were 24.9%, 23.9%, and 20%, respectively.

Selling, general, and administrative expenses for the years ended March 31, 1997, 1996, and 1995 totaled $1,855,691, $2,707,709, and $2,542,140, respectively. Expenses for fiscal 1997 decreased $852,018 or 31.5% from fiscal 1996. Fiscal 1996 results included charges of $202,784 to write off building costs in Chicago and an addition to the bad debt reserve in Chicago for $58,750. A significant part of the reduction in fiscal 1997 was payroll expense related to officer compensation during the period of recruiting a CEO. The Company did not record any CEO compensation until late in its fiscal third quarter of 1997. Additional reductions in occupancy costs, permanent staff reductions, bad debt expenses, and goodwill charges constitute the difference.

Operating results for fiscal 1997 include severance and other charges of $161,834. Operating results for fiscal 1996 included a goodwill impairment charge of $1,060,330, litigation and settlement costs of $100,000, and severance and other charges of $443,000.

The results of operations for fiscal 1997 included the following one-time charges:

     Write-off of $361,000 in capitalized production costs associated with proprietary shows and infomercials.

     Write-off of $75,000 in lease deposits.

     Accrued bank fees of $40,250 associated with the Company's former lending institution.

     Accrued severance pay of $121,500 associated with a reduction in the work force.

     Write-off of $40,000 in obsolete inventory.

     Write-off of $90,000 of capitalized expenses consisting primarily of $65,000 of consultant's fees.

Interest expense of $489,953, $487,770, and $379,736 for the fiscal years ended March 31, 1996 and 1995, respectively, reflect increases in borrowing in fiscal 1996 and 1995, along with rate increases on the variable rate debt over the past three years. For the fiscal year ended March 31, 1997, the increase in interest expense is attributable to an increase in the cost of borrowing.

The 33% tax benefit rate in fiscal 1997 reflects the valuation allowance of $97,000 estimated during 1997 to reduce the total to an amount management believes will ultimately be realized. The 19% tax benefit rate in fiscal 1996 reflects the substantial amount of nondeductible costs and expenses included in fiscal 1996 operations. The effective tax rate of 67% in fiscal 1995 reflects the greater impact of permanent book/tax differences at the decreased income level.

This section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may vary. Looking forward to fiscal 1998, the Company has made reductions in its fixed overhead. Net reductions in payroll and payroll-related benefits are estimated to be $625,000. The Company closed its Production Studio in Chicago. This will result in a savings estimated at $140,000. Furthermore, savings of $300,000 are expected from reductions in outside marketing consultants, business insurance, rents, and other items. Additionally, the Company has secured a contract with The Discovery Channel to produce 50 episodes for a new show during fiscal year 1998. The Company is currently in production of 4 other shows, comprised of 76 episodes, for broadcast television.

Liquidity and Capital Requirements:

The net loss of $1,455,823 in fiscal 1997, which included one-time charges of $727,750, reduced stockholders' equity from $4,016,788 at March 31, 1996 to $2,560,965 at March 31, 1997. The impact of the net loss of $2,415,977 in fiscal 1996, which included a goodwill impairment charge of $1,060,330, $100,000 of litigation and settlement costs, and $443,000 of severance and other charges, reduced stockholders equity from $6,832,712 at March 31, 1995 to $4,016,788 at March 31, 1996.

During 1997, the Company issued $562,500 of 10.5% subordinated notes which are convertible to 225,000 shares of common stock at $2.50 per share. On April 24, 1997, the Company entered into a credit agreement with NationsCredit. The credit agreement has a three-year term and consists of an $8,500,000 revolving credit facility. The agreement includes a term note of $3,750,000 to be repaid in monthly installments over three years. The payment is based on a five-year amortization with the balance due at the end of the three-year period. The Company used the proceeds of the term loan to pay off and cancel its indebtedness to Norwest Bank (see Note 2). Additional borrowings against the line of credit in April 1997 were utilized to pay off accounts payable and other current obligations. The Company's new term debt agreement provides a reduced principal payment and a longer amortization period than its prior term debt agreement. The Company's new revolving line of credit will add flexibility and allow for increased borrowings against available collateral. These changes will have a significant impact on the Company's availability under the line of credit. Additionally, NationsCredit provided $700,000 of mortgage financing, as part of the $8,500,000 credit facility, in June 1997. The mortgage is collateralized by the Company's real estate located in Edina, Minnesota. The proceeds  were  used to  further  reduce  accounts  payable  and  other  current liabilities. Management believes the actions taken during 1997 and the subsequent financing will enable the Company to fulfill its obligations in the normal course at least through 1998.

Cash Generation and Deployment:

In 1997, $1,253,400 of cash was generated from operating activities compared with $1,247,000 in 1996 and $1,902,000 in 1995. The decrease in 1997 and 1996 compared to 1995 is the result of the loss generated in both years. Capital expenditures for property, plant, and equipment were $392,000 in 1997, compared with $1,208,500 in 1996 and $2,450,000 in 1995. The 1997 depreciation charges were $1,948,000. The decrease in capital expenditures is the result of the significant upgrade of plant and production equipment started in 1995 and completed during 1996 and as a result in a change in the business mix toward production of shows. Management continues to invest in and upgrade equipment at levels believed to be necessary.

The Company issued $562,500 of subordinated notes which are convertible to common stock during 1997. Additionally, the line of credit increased by $97,200. These cash proceeds were offset by $1,303,000 utilized to make payments on long-term borrowings. Cash balances increased $513,000 in fiscal 1997.

                NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

                                                             Year Ended March 31
                                               ------------------------------------------------
                                                    1997            1996             1995

HIGHLIGHTS

   Net sales                                   $  11,852,758    $   12,509,041   $   13,203,986
   Net (loss) earnings                            (1,455,823)       (2,415,977)          51,343
   Net (loss) earnings per share                      (1.07)             (1.73)             .03
   Stockholders' equity                            2,560,965         4,016,788        6,832,712
   Stockholders' equity per share                       1.89              2.88             4.35

                                                                             Quarter Ended
                                                 ------------------------------------------------------------------
                                                       June 30     September 30        December 31      March 31
QUARTERLY OPERATING RESULTS

Year Ended March 31, 1997:
   Net sales                                      $    2,580,515   $   3,469,747    $    3,040,479   $    2,762,017
   Gross profit (loss)                                   122,067         759,605          (255,820)        (291,771)
   Net (loss) earnings                                  (410,745)        188,536          (152,250)      (1,081,364)
   Net (loss) earnings per share                           (0.30)           0.14             (0.11)          (0.80)

Year Ended March 31, 1996:
   Net sales                                      $    3,043,656   $   3,500,872    $    3,277,590   $    2,686,923
   Gross profit (loss)                                   392,975         835,903           730,177         (183,805)
   Net (loss) earnings                                  (208,723)         89,624           (44,705)      (2,252,173)
   Net (loss) earnings per share                           (0.14)           0.07             (0.04)          (1.62)

                                        Year Ended March 31
                         -------------------------------------------------
                                  1997                       1996
                         ----------------------     ----------------------
                           High           Low         High         Low

MARKET PRICES

Quarter Ended:
   June 30               $   2.88       $  1.38     $  3.00      $  1.88
   September 30              2.25          1.38        3.63         2.50
   December 31               4.50          2.00        4.25         2.75
   March 31                  3.50          2.50        3.88         2.50

The Company's common stock is traded on the Nasdaq National Market under the symbol NWTL. The quotes in the above table set forth the high and low closing sales prices as reported by Nasdaq.

The Company has not paid dividends since fiscal 1991.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED
FINANCIAL DATA

                                                                    Year Ended March 31
                                             1997           1996           1995            1994           1993
                                        ---------------------------------------------------------------------------
OPERATIONS STATEMENT DATA

Net sales                               $  11,852,758  $   12,509,041  $  13,203,986  $  13,773,311  $   13,760,513
Costs and expenses:
   Costs of products and services
     sold                                  11,518,677      10,733,791      9,888,482      9,882,291      10,068,940
   Selling, general, and
     administrative                         1,855,691       2,707,709      2,542,140      2,533,800       2,695,185
   Goodwill impairment charge                               1,060,330
   Cost of litigation and settlement                          100,000        281,852
   Severance and other charges                161,834         443,000
   Interest                                   489,953         487,770        379,736        339,647         429,339
                                        -------------  --------------  -------------  -------------  --------------
                                           14,026,155      15,532,600     13,092,210     12,755,738      13,193,464
                                        -------------  --------------  -------------  -------------  --------------
                                           (2,173,397)     (3,023,559)       111,776      1,017,573         567,049
Other income                                   10,574          58,582         44,567         53,935          28,940
                                        -------------  --------------  -------------  -------------  --------------
(Loss) earnings before taxes               (2,162,823)     (2,964,977)       156,343      1,071,508         595,989
Income taxes (tax benefit)                   (707,000)       (549,000)       105,000        418,000         232,000
                                        -------------  --------------  -------------  -------------  --------------
Net (loss) earnings                     $  (1,455,823) $   (2,415,977) $      51,343  $     653,508  $      363,989
                                        =============  ==============  =============  =============  ==============

NET EARNINGS (LOSS) PER
   SHARE                                $       (1.07) $       (1.73)  $         .03  $         .40  $          .22

NET EARNINGS (LOSS) % TO
   BEGINNING EQUITY                             (36.2)%        (35.4)%           .8%          10.2%            6.0%

BALANCE SHEET DATA

Total assets                            $   9,834,218  $   11,065,349  $  13,512,782  $  13,534,230  $   13,277,733
Property, plant, and equipment, net         5,901,116       7,457,534      8,390,182      7,946,275       7,854,335
Stockholders' equity                        2,560,965       4,016,788      6,832,712      6,831,893       6,411,605
Shares outstanding                          1,356,425       1,356,425      1,554,525      1,574,525       1,632,830
Equity per share                                 1.89            2.96           4.35           4.34            3.93
Term obligations:
   Current portion                            851,610       3,844,659      1,806,914      1,629,441       2,016,403
   Long-term portion                        2,479,466         107,751      2,202,436      2,659,350       2,693,790
                                        -------------  --------------  -------------  -------------  --------------
       Total term obligations               3,331,076       3,952,410      4,009,350      4,288,791       4,710,193

Term obligations % to equity                     130%             98%            59%            63%             73%

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 1997 AND 1996

                                                                         1997            1996
                                                                         ----            ----
ASSETS
CURRENT ASSETS:
   Cash                                                              $    532,617     $     19,188
   Restricted cash                                                        435,662
   Trade accounts receivable, less doubtful accounts
     of $120,622 and $153,000, respectively (Notes 1 and 2)             1,957,833        2,155,365
   Inventory (Note 1)                                                     196,238          214,105
   Refundable income taxes (Note 3)                                       367,000          328,482
   Deferred income taxes (Note 3)                                          64,000          216,000
   Current portion of note receivable                                                       99,831
   Other assets                                                            75,512          168,584
                                                                     ------------     ------------
         Total current assets                                           3,628,862        3,201,555

PROPERTY, PLANT, AND EQUIPMENT (Note 1):
   Land                                                                   447,500          447,500
   Buildings and improvements                                           2,855,561        2,837,902
   Leasehold improvements                                                 359,641          359,641
   Machinery and equipment                                             21,965,186       21,625,491
                                                                     ------------     ------------
                                                                       25,627,888       25,270,534
   Less accumulated depreciation                                       19,726,772       17,813,000
                                                                     ------------     ------------
                                                                        5,901,116        7,457,534
   Proprietary programming                                                                 187,911
   Note receivable, less payments due within one year                                       76,133
   Other assets                                                           304,240          142,216
                                                                     ------------     ------------
                                                                          304,240          406,260
                                                                     ------------     ------------
                                                                     $  9,834,218     $ 11,065,349
                                                                     ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                                                     $  1,127,199     $  1,030,000
   Accounts payable                                                     1,072,820          412,610
   Commissions, salaries, and withholding                                 510,488          455,320
   Miscellaneous accounts payable and accrued expenses                    179,793          185,408
   Customer deposits                                                      652,963
   Other liabilities                                                      334,914          268,708
   Payments due within one year on long-term debt
     and capital leases (Notes 2 and 4)                                   851,610        3,844,659
                                                                     ------------     ------------
         Total current liabilities                                      4,729,787        6,196,705

DEFERRED INCOME TAXES (Note 3)                                             64,000          556,000

LONG-TERM DEBT AND CAPITAL LEASES, less payments
   due within one year (Notes 2 and 4)                                  2,479,466          107,751

OTHER LONG-TERM LIABILITIES (Note 4)                                                       188,105

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (Notes 2 and 5):
   Preferred stock,  2,500,000 shares authorized,
     none issued
   Common stock, par value $.01 per share;
     authorized 10,000,000 shares, 1,356,425
     issued and outstanding                                                13,564           13,564
   Additional paid-in capital                                             577,123          577,123
   Retained earnings                                                    1,970,278        3,426,101
                                                                     ------------     ------------
                                                                        2,560,965        4,016,788
                                                                     ------------     ------------
                                                                     $  9,834,218     $ 11,065,349
                                                                     ============     ============

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 1997, 1996, AND 1995

                                                                        1997              1996            1995

NET SALES                                                          $    11,852,758   $  12,509,041   $   13,203,986

COSTS AND EXPENSES:
   Costs of products and services sold                                  11,518,677      10,733,791        9,888,482
   Selling, general, and administrative (Note 4)                         1,855,691       2,707,709        2,542,140
   Goodwill impairment charge (Note 1)                                                   1,060,330
   Cost of litigation and settlement                                                       100,000          281,852
   Severance and other charges (Note 4)                                    161,834         443,000
   Interest                                                                489,953         487,770          379,736
                                                                   ---------------   -------------   --------------
                                                                        14,026,155      15,532,600       13,092,210
                                                                   ---------------   -------------   --------------
                                                                        (2,173,397)     (3,023,559)         111,776

OTHER INCOME                                                                10,574          58,582           44,567
                                                                   ---------------   -------------   --------------

(LOSS) EARNINGS BEFORE INCOME TAXES
   (TAX BENEFIT)                                                        (2,162,823)     (2,964,977)         156,343

INCOME TAXES (TAX BENEFIT)                                                (707,000)       (549,000)         105,000
                                                                   ---------------   -------------   --------------

NET (LOSS) EARNINGS                                                $    (1,455,823)  $  (2,415,977)  $       51,343
                                                                   ===============   =============   ==============

NET (LOSS) EARNINGS PER SHARE (Note 1)                             $        (1.07)   $       (1.73)  $          .03
                                                                   ==============    =============   ==============

WEIGHTED AVERAGE COMMON AND COMMON
   EQUIVALENT SHARES OUTSTANDING                                         1,356,425       1,394,155        1,571,963

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  Common Stock
                                          ---------------------------
                                            Number of                   Additional
                                             Shares                       Paid-in       Retained
                                             Issued        Amount         Capital       Earnings

BALANCES AT MARCH 31, 1994                   1,574,525  $      15,745  $    689,353  $    6,126,795

   Stock repurchased                           (20,000)          (200)       (8,757)        (41,557)
   Net earnings                                                                              51,333
                                          ------------  -------------  ------------  --------------

BALANCES AT MARCH 31, 1995                   1,554,525         15,545       680,596       6,136,571

   Stock repurchased                          (198,100)        (1,981)     (103,473)       (294,493)
   Net loss                                                                              (2,415,977)
                                          ------------  -------------  ------------  --------------

BALANCES AT MARCH 31, 1996                   1,356,425         13,564       577,123       3,426,101

   Net loss                                                                              (1,455,823)
                                          ------------  -------------  ------------  --------------
BALANCES AT MARCH 31, 1997                   1,356,425  $      13,564  $    577,123  $    1,970,278
                                          ============  =============  ============  ==============

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 1997, 1996, AND 1995

                                                                        1997              1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net (loss) earnings                                             $    (1,455,823)  $  (2,415,977)  $       51,333
   Adjustments to reconcile net (loss) earnings to net
       cash provided by operating activities:
     Depreciation                                                        1,948,249       2,141,221        2,006,253
     Goodwill impairment charge                                                          1,060,330
     Proprietary programming impairment charge                             187,911
     Severance and other charges                                           161,834         443,000
     Amortization of goodwill, organizational
       costs, and noncompetition agreements                                                 55,895          184,328
     Deferred rent                                                        (188,738)       (226,044)        (233,390)
     (Decrease) in deferred income taxes                                  (340,000)       (398,000)         (27,000)
   Changes in assets and liabilities:
     (Increase) in restricted cash                                        (435,662)
     Decrease in trade accounts receivable                                 197,532         508,221           89,255
     Decrease (increase) in inventory                                       17,867          (1,219)           9,955
     (Increase) in refundable income taxes                                 (38,518)
     Decrease in other assets                                              119,786          70,102           52,878
     Increase (decrease) in accounts payable and
       other liabilities                                                   426,030           9,434         (231,450)
     Increase in customer deposits                                         652,963
                                                                   ---------------   -------------   --------------
         Net cash provided by operating activities                       1,253,431       1,246,963        1,902,162

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property, plant, and equipment additions                               (391,831)     (1,208,573)      (2,450,143)
   Investment in proprietary programming                                                  (187,911)
   Payments received on note receivable                                    175,964         124,342          122,968
                                                                   ---------------   -------------   --------------
         Net cash used in investing activities                            (215,867)     (1,272,142)      (2,327,175)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase in line of credit                                           97,199         230,000          800,000
   Long-term borrowing                                                     681,445       1,890,000        1,620,000
   Payments on long-term borrowing                                      (1,302,779)     (1,946,944)      (1,899,441)
   Stock repurchases                                                                      (399,947)         (50,514)
                                                                   ---------------   -------------   --------------
         Net cash (used in) provided by financing activities              (524,135)       (226,891)         470,045
                                                                   ---------------   -------------   --------------

INCREASE (DECREASE) IN CASH                                                513,429        (252,070)          45,032

CASH AT BEGINNING OF YEAR                                                   19,188         271,258          226,226
                                                                   ---------------   -------------   --------------

CASH AT END OF YEAR                                                $       532,617   $      19,188   $      271,258
                                                                   ===============   =============   ==============

SUPPLEMENTAL DISCLOSURE OF CASH
     FLOW INFORMATION -
   Cash payments made for:
     Income taxes (received) paid                                  $      (328,482)  $      85,000   $       90,000
                                                                   ===============   =============   ==============
     Interest                                                      $       451,000   $     480,000   $      390,000
                                                                   ===============   =============   ==============

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1997, 1996, AND 1995

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business - Northwest Teleproductions, Inc. and subsidiaries (the Company) is a full-service videotape and film production company providing a full range of creative, production, and postproduction service to clientele throughout the United States.

        Basis of Presentation - The Company's financial statements for the year ended March 31, 1997 reflect a net loss of $1,455,823 and a decrease in stockholders' equity from $4,016,788 at March 31, 1996 to $2,560,965 at March 31, 1997. Gross margins decreased to 3% in fiscal 1997 from 14% in fiscal 1996, in part, as a result of decreased sales volume and an increase in both variable and fixed production costs resulting from a change in the overall sales mix to full service production. Full service production is characterized by greater direct job costs. Also adding to the increase in cost of sales were one-time charges of $544,500 including the write-off of capitalized production costs, the write-off of lease deposits, and the write-down of obsolete inventory.

        On November 4, 1996, the Company hired a new President and Chief Executive Officer. During the months subsequent to his hiring, management analyzed the Company's operations, organizational structure, and business plan. The write-offs and expense reductions are the results of this evaluation.

        The results of operations for fiscal 1997 included the following one-time charges:

          o Write-off of $361,000 in capitalized production costs associated with proprietary shows and infomercials.
          o    Write-off  of $75,000 in lease  deposits.
          o    Accrued bank fees of $40,250 associated with the Company's former
               lending   institution.
          o Accrued severance pay of $121,500 associated with a reduction in the work force.
          o    Write-off of $40,000 in obsolete  inventory.
          o Write-off of $90,000 of capitalized expenses consisting primarily of $65,000 of consultant's fees.

        Since February 1997, management of the Company has acted on a rigorous cost-cutting program that included the following actions to stabilize its financial condition:

          o Reduced payroll related expenses by $800,000 on an annualized basis. Realization of this reduction will commence during the Company's second fiscal quarter. The effect on fiscal 1998 operating results is expected to approximate $625,000.
          o The Company has terminated its lease arrangement for its production studio in Chicago. This termination is effective July 18, 1997. Expected savings for fiscal 1998 is $142,000.
          o The Company did not renew a professional services contract which cost the Company $240,000 in fiscal 1997.
          o Cash rent paid for the primary facility in Chicago decreased $12,500 per month effective May 1, 1997.

        On April 24, 1997, the Company and NationsCredit entered into a credit agreement which consists of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000. Of the $8,500,000 in availability, $3,750,000 is structured as a term loan, amortized over five years, due in monthly installments of $62,500 plus interest over a three-year period with the balance due April 2000. The Company used the proceeds of the term loan to pay off its indebtedness to Norwest Bank (see Note 2). Additional borrowings against the line of credit in April 1997 were utilized to pay accounts payable and other current obligations. The Company's new term debt agreement provides a reduced principal payment and a longer amortization period than its prior term debt agreement. The Company's new revolving line of credit will add flexibility and allow for increased borrowings against available collateral. These changes will have a significant impact on the Company's availability under the line of credit.

        On June 27, 1997, the Company obtained mortgage financing on its two facilities in Edina, Minnesota. The Company borrowed $700,000 using the facilities as collateral. The mortgage financing has an interest rate of prime plus 2.25% and requires amortization over 60 months with a three-year term resulting in a monthly principal payment of $11,667. The proceeds were used to further reduce accounts payable and other current liabilities. The $700,000 of mortgage financing was part of the credit facility provided by NationsCredit.

        In the opinion of management, the aforementioned actions will enable the Company to fulfill its obligations in the normal course at least through fiscal 1998.

        Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

        Inventory - Inventory consists of videotapes, tape reels, tape cassettes, electronic components, and other supplies used in recording of film, videotape production, and equipment maintenance and is stated at the lower of cost (first-in, first-out) or market.

        Depreciation - Depreciation on buildings, improvements, machinery, and equipment is computed using the straight-line basis over their estimated useful lives. Assets under capital leases and leasehold improvements are amortized on a straight-line basis over their estimated useful lives.

        Buildings and improvements                              15 - 30 years
        Leasehold improvements                                   2 - 15 years
        Machinery and equipment                                  5 - 10 years

        The Company is depreciating machinery and equipment using accelerated methods for income tax purposes.

        Goodwill - Goodwill was being amortized over a 25-year life using the straight-line method. At March 31, 1996, the Company recognized a goodwill impairment charge of $1,060,330. The amount of the impairment charge was based on estimates of future cash flows from the Company's Chicago subsidiary compared to the carrying value of the goodwill. This analysis has resulted in full impairment of previously recorded goodwill.

        Net (Loss) Earnings per Share - Net (loss) earnings per share are computed based on the weighted average number of common shares outstanding during the year. Common share equivalents, consisting of stock options and warrants to purchase common shares attached to the subordinated debt, had an antidilutive effect on net loss per share for the year ended March 31, 1997 and 1996 and, therefore, were not included in the calculation of weighted average number of common shares outstanding during these years. There were no common share equivalents outstanding during the year ended March 31, 1995.

        Revenue Recognition and Trade Accounts Receivable - Beginning in 1986, the Company commenced performance on major government contracts which are performed over extended periods of time and are based on fixed prices. Sales and profits on these contracts are recorded under the percentage-of-completion method of accounting. During the years ended March 31, 1997, 1996, and 1995, sales under these contracts accounted for 20%, 22%, and 27%, respectively, of total sales. Included in accounts receivable at March 31, 1997, 1996, and 1995 are $482,000, $659,000, and $319,000 of billings under government contracts and $119,000, $197,000, and $584,000, respectively, of unbilled sales from government contracts.

        Proprietary Programming and Infomercials - During fiscal 1996, the Company began producing proprietary programming for future sale to the broadcast industry and began producing infomercials during fiscal 1997. During fiscal 1997, the Company recognized an impairment charge of $361,000. The amount of the impairment charge was based on estimates of future cash flows attributed to the Company's proprietary programming and infomercials compared to the carrying value of these assets. This analysis resulted in full impairment of both proprietary programming and infomercials.

        Restricted Cash - Restricted cash consists of customer payments received on contracts to be utilized for preproduction costs.

        Estimated Fair Value - The estimated fair value of cash, trade accounts receivable, accounts payable, notes payable, and long-term debt approximates their carrying value due to the relatively short-term nature of the instruments and/or due to the short-term floating interest rates on the borrowing and/or due to interest rates approximating rates currently available to the Company. The estimated fair value of notes receivable approximates the net carrying value, as management believes the respective interest rates are commensurate with the credit, interest rates, and prepayment risks involved.

        Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those amounts.

        Stock-Based Compensation - Effective April 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25, which recognizes compensation cost for employee awards based on the intrinsic value of the equity instrument awarded. The Company continues to apply APB Opinion No. 25 with regard to measurement of compensation cost.

        New Accounting Pronouncement - The Financial Accounting Standards Board recently issued SFAS No. 128, Earnings Per Share, which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the statement is not permitted. Due to the limited amount of common stock equivalents (Note 1), management does not currently estimate that SFAS No. 128 will have a material effect on earnings per share.

2.      FINANCING

        At March 31, 1997, the Company had a line of credit with a bank which is secured by the Company's accounts receivable. Maximum borrowings under the credit agreement were determined by an accounts receivable borrowing base calculation or $1,750,000, whichever was less. Outstanding amounts bear interest at prime plus 2-3/4% (11.25% at March 31, 1997). At March 31, 1997 there was a balance outstanding of $1,127,199 on the line of credit and the borrowing limit was $1,010,000.

                                                                                               March 31
                                                                                   ---------------------------------
                                                                                        1997              1996
        Term note payable in monthly  installments of principal
         plus interest at  prime plus 2-3/4% (11.25% at
         March 31, 1997) (see below)                                               $    2,565,000    $    3,695,000
        First mortgage note payable in monthly installments of
         $2,098 including interest at 9% through August 2002                              107,611           122,373
        First mortgage note payable in monthly installments of
         $3,740 including interest at 8-7/8% through January 1997                                            34,331
        Subordinated notes convertible to common shares,
         one-third payable annually beginning July 31, 1998.
         Interest payable annually beginning July 31, 1997 at 10.5%                       562,500
        Capital lease obligations (Note 4)                                                 95,965           100,706
                                                                                   --------------    --------------
                                                                                        3,331,076         3,952,410
        Less payments due within one year                                                 851,610         3,844,659
                                                                                   --------------    --------------
                                                                                   $    2,479,466    $      107,751
                                                                                   ==============    ==============

        The subordinated notes issued are convertible to 225,000 shares of common stock at $2.50 per share.

        On April 24, 1997, the Company and NationsCredit entered into a credit agreement which consists of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000 which includes a $3,750,000 term note that is to be repaid in 36 monthly installments, based on a five-year amortization, with the balance due April 2000. Interest on loans outstanding under the credit agreement is based on prime plus 2.25%. The agreement includes certain nonfinancial covenants. Proceeds from the new credit agreement were used to pay off the line of credit and the term note payable outstanding at March 31, 1997.

        On June 27, 1997, the Company obtained mortgage financings on its two facilities in Edina, Minnesota. The Company borrowed $700,000 using the facilities as collateral. The mortgage financing has an interest rate of prime plus 2.25% amortization over 60 months with a three-year term resulting in a monthly principal payment of $11,667.

        Aggregate maturities of long-term debt calculated under the terms of the new credit agreement, exclusive of capital lease obligations, for the years ending March 31 are as follows:

        1998                                             $      814,927
        1999                                                    955,161
        2000                                                    956,817
        2001                                                    476,129
        2002                                                     23,112
        Thereafter                                                9,631
                                                         --------------
                                                         $    3,235,777
                                                         ==============
3.      INCOME TAXES

        The provision (benefit) for income taxes for the years ended March 31 consists of:

                                                            1997            1996          1995
        Currently (refundable) payable:
         Federal                                        $   (341,000)  $   (140,000)   $    108,000
         State                                               (26,000)       (11,000)         24,000
                                                        ------------   ------------    ------------
                                                            (367,000)      (151,000)        132,000
        Deferred                                            (340,000)      (398,000)        (27,000)
                                                        ------------   ------------    ------------
                                                        $   (707,000)  $   (549,000)   $    105,000
                                                        ============   ============    ============

        Reconciliations between the income tax provisions computed at the federal statutory rate and the income tax provisions recorded are as follows:

                                                                            1997            1996          1995


        Income tax (benefit) expense at statutory rates (35%)           $   (755,000) $  (1,038,000)   $     55,000
        State income tax expense less applicable federal
         benefit                                                            (101,000)       (80,000)         13,000
        Valuation allowance                                                   97,000
        Nondeductible expenses                                                20,000        494,000          40,000
        Other                                                                 32,000         75,000          (3,000)
                                                                        ------------  -------------    ------------
                                                                        $   (707,000) $    (549,000)   $    105,000
                                                                        ============  =============    ============

        During the year ended March 31, 1997, the Company established a valuation allowance of $97,000 on the deferred tax assets, reducing the total to an amount that management believes will ultimately be realized.

        Temporary differences that give rise to the net deferred tax assets and liabilities at March 31 are as follows:

                                                                               1997          1996

        Net current deferred tax assets:
         Severance and other                                              $     72,000    $    133,000
         Allowance for doubtful accounts                                        52,000          40,000
         Vacation accrual                                                       67,000          81,000
         Real estate tax accrual                                               (21,000)        (24,000)
         Profit on unbilled government contracts                                (6,000)        (10,000)
         Prepaid items                                                          (3,000)         (4,000)
                                                                          ------------    ------------
                                                                               161,000         216,000
         Less valuation allowance                                               97,000
                                                                          ------------    ------------
                                                                          $     64,000    $    216,000
                                                                          ============    ============

        Net noncurrent deferred tax liability:
         Depreciation                                                     $    728,000    $    926,000
         Severance and other                                                   (12,000)       (123,000)
         Alternative minimum tax credit and NOL carryforwards                 (652,000)       (239,000)
         Deferred restructure charge                                                            (8,000)
                                                                          ------------    ------------
                                                                          $     64,000    $    556,000
                                                                          ============    ============

4.      COMMITMENTS

        Capital Leases - Included in machinery and equipment at March 31, 1997 and 1996 is $118,945 and $1,701,340 of equipment under capital lease. The accumulated amortization at March 31, 1997 and 1996 for these assets is $23,789 and $1,121,115, respectively.

        Amortization of capital leases for the years ended March 31, 1997, 1996, and 1995 included in the consolidated statements of operations was $28,789, $243,048, and $212,985, respectively.

        Minimum future payments for capital leases in effect at March 31, 1997 are as follows:

        1998                                                 $     47,928
        1999                                                       47,928
        2000                                                       19,963
                                                             ------------
                                                                  115,819
        Less portion representing interest                         19,854
                                                             ------------
                                                             $     95,965
                                                             ============

        Operating Leases - The Company leases facilities in Minneapolis and Chicago under operating leases.

        The downtown Minneapolis facility is leased under the terms of a ten-year lease which commenced in October 1991 and provides for monthly rental of $4,133. The lease has a five-year renewal option.

        The Nicollet Mall facility in Minneapolis is leased under terms which provide for monthly payments of $1,140. This lease runs through June 1997 at which time the lease becomes month-to-month and either party may terminate the lease by giving 45 days notice.

        The Edina Warehouse lease provides for monthly payments of $832 through January 31, 1998.

        The Chicago facility has two operating leases as follows:

       o Under the terms of a noncancelable lease commencing September 1993 and expiring in April 2002, monthly rental of $15,010 is required during the initial 44 months of the lease decreasing to $3,129 per month for the balance of the lease. The Company has recorded rent expense on a straight-line basis recognizing deferred rent for the difference between cash payments and recorded expense. The lease has a five-year renewal option.

       o Under the terms of a lease dated February 24, 1997 and running through December 1997, minimum monthly rental of $11,500 is required. However, either party may terminate this lease by giving the other party written notice 45 days prior to termination. The Company has given such notice and this lease will terminate July 18, 1997.

        All leases provide for additional rental based on shared operating expenses.

        Minimum future payments for operating leases and related sublease payments to be received at March 31, 1997 are as follows:

                                                                                    Net
                                                               Deferred          Operating
                                                Cash             Rent              Lease
                                                Rents           Expense           Expense
        Year Ending March 31:
         1998                              $      138,302    $      37,385    $      175,687
         1999                                      87,144           60,180           147,324
         2000                                      87,144           60,180           147,324
         2001                                      87,144           60,180           147,324
         2002                                      62,346           60,180           122,526
         Thereafter                                 3,129            5,015             8,144
                                           --------------    -------------    --------------
                                           $      465,209    $     283,120    $      748,329
                                           ==============    =============    ==============

        The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were $390,000, $393,000, and $412,000 for the years ended March 31, 1997, 1996, and 1995, respectively.

        Employment  Agreement  and  Severance  Charges  -  The  Company  had  an
        employment agreement with its former President through May 1998. The agreement provided for annual base salary plus increases as determined by the Board of Directors. The agreement also contained noncompete provisions which required the continued payment, under certain circumstances, of the annual base salary. The former President resigned effective April 1, 1996. As part of a severance agreement, he will be compensated as per the agreement receiving his annual base salary of $172,000 through May 8, 1998. The present value of these future payments, $323,000, has been expensed as severance charges in fiscal 1996.

        In addition to the $323,000 severance agreement, the Company recorded additional expense applicable to actual and estimated consulting services, legal services, and other severance compensation of $161,834 and $120,000 for the years ended March 31, 1997 and 1996, respectively.

        Legal Proceedings - The Company was a defendant in an action relating to the sale of the business and certain assets of its Kansas City subsidiary. This action was settled on November 20, 1995. The Company, without admitting liability, paid the plaintiffs $10,000 in settlement of the litigation.

5.      COMMON STOCK AND STOCK OPTIONS

        In June 1993, the Company adopted an Incentive Stock Option Plan providing for the issuance of 80,000 shares of the Company's common stock at not less than fair market value at the date of grant. During fiscal 1997, the number of shares the Board is authorized to issue was increased to 200,000.

       In 1997, the Company adopted SFAS No. 123, Accounting for Stock Based Compensation. As permitted by SFAS No. 123, the Company has elected to continue following the guidance of APB 25 for measurement and recognition of stock-based transactions with employees (see Note 1). No compensation cost has been recognized for the awards made in the form of stock options. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated:

                                                 1997              1996

       Net (loss):
             As reported                   $  (1,455,823)   $  (2,415,977)
             Pro forma                        (1,476,548)      (2,418,265)

       (Loss) per share:
             As reported                           (1.07)           (1.73)
             Pro forma                             (1.09)           (1.73)

       Stock Options - All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Stock options are granted by the Board of Directors or Compensation Committee at the fair market value of the Company's common stock on the date of the grant. The Board determines when the options will be exercisable. Options to purchase 6,000 shares at a price of $3.00 per share were granted during fiscal 1996 and became exercisable on the date of grant. During fiscal year 1997, options to purchase 65,000 shares at $2 per share were granted (vesting ratably over three years beginning November 4, 1997), options to purchase 4,000 shares at $2 per share were granted which become exercisable November 4, 1997, and options to purchase 10,000 shares at $2 per share were granted which became exercisable April 1, 1997.

       A summary of the status of the stock options as of March 31, 1997 and 1996 and changes during the years ended on those dates are as follows:

                                                                                                       Weighted
                                                                                                        Average
                                                                                                       Exercise
       Stock Options                                                                  Shares             Price


       Year ended March 31, 1996 - granted and outstanding                               6,000         $   3.00
       Year ended March 31, 1997 - granted                                              79,000         $   2.00
                                                                                     ---------

       Options outstanding at March 31, 1997                                            85,000         $   2.07
                                                                                     =========

       Options exercisable at March 31, 1997                                             6,000         $   3.00
                                                                                     =========

       The weighted average fair value of each option grant during the years ended March 31, 1997 and 1996 is estimated as $1.14 and $1.17, respectively, on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions are used in the Black-Scholes model for grants in 1997 and 1996, respectively; dividend yield of 0% for both years, expected volatility of 52.0% and 41.8%, risk-free interest rates of 10.75% and 9.00%, and expected lives of three to five years.

       The  following   tables   summarize   information   about  stock  options
       outstanding at March 31, 1997.

                                    Options Outstanding                         Options Exercisable
                           ---------------------------------       -------------------------------------------
                              Shares                                               Shares
                            Outstanding                            Weighted      Exercisable          Weighted
                                at              Remaining           Average          at                Average
                             March 31,         Contractual         Exercise       March 31,           Exercise
       Exercise Price          1997               Life               Price          1997                Price

           $2.00               79,000               4.7               $2.00           0                  0
           $3.00                6,000               1.5               $3.00       6,000               $3.00

6.      EMPLOYEE BENEFIT PLAN

        The  Company  maintains  an  employee  benefit  plan as set forth  under
        Section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under this plan, the Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2-1/2% of an employee's covered compensation. The cost of these contributions was approximately $84,000, $83,000, and $80,000 for the years ended March 31, 1997, 1996, and 1995, respectively.