Form 10KSB, Exhibit 13
period 1998-03-31
NORTHWEST TELEPRODUCTIONS INC
filed 1998-06-29
CIK 73048

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations:

Sales for the year ended March 31, 1998 of $11,192,233, compare to sales of $11,852,758 in 1997 and $12,509,041 in fiscal 1996. The 5.6% decrease in overall sales from fiscal 1997 to fiscal 1998 reflects a decrease in Department of Defense (DOD) contract production compounded by a more significant decline in customary noncontract sales. Part of the decline in sales volume was attributed to the Company's decision to close its downtown Minneapolis postproduction facility. The overall decline was offset by an increase in production of television programs for broadcast. The 5% decrease in overall sales from fiscal 1996 to fiscal 1997 reflects a decrease in DOD contract production compounded by a more significant decline in customary noncontract sales. The overall decline was offset by an increase in production of television programs for broadcast.

The Company's estimated production orders at March 31, 1998 are $7,600,000. Included in this amount are DOD production orders estimated at $2,800,000 and show production for cable broadcast estimated at $4,800,000. The production orders at March 31, 1997 were estimated to be $6,000,000, including DOD production estimated at $2,250,000 and production for cable broadcast estimated at $3,750,000. Production orders at March 31, 1996 were estimated to be $4,000,000, including DOD production estimated at $2,200,000 and show production for cable broadcast estimated at $1,775,000.

In contrast to the difficulties we have experienced in our traditional production business we have accomplished growth in our programming group. In order to continue the momentum that has been established, resources will continue to be allocated to accelerate the creation, sale, and production of programming for the broadcast market. Management considers this an area of importance and growth. It is Management's belief that providers of quality programming will be in demand as the outlets for broadcasting continue to expand.

For the years ended March 31, 1998, 1997, and 1996, DOD contract sales equaled 18.5%, 20%, and 22%, respectively, of total sales.

Department of Defense production in fiscal 1998 consisted of completion of the balance of the contract requirements for the third year of the potential five-year agreement. Additionally, the Company completed 80% of the fourth year's requirements and commenced creative development and scripting for the fifth-year requirements. The Company is in its final contract year of a five-year contract with the DOD. This final contract year provides for production work through June 1999. The DOD contract is currently in the renewal process for another five-year period. The DOD placed the contract for competitive bidding. Accordingly, we have presented a proposal to the DOD for renewal of another five-year term. The DOD has indicated that the contract will be awarded in August 1998.

Cost of products and services sold, as a percentage of sales, equaled 93%, 97%, and 86% for the years ended March 31, 1998, 1997, and 1996, respectively. The decrease in the cost of sales percentage in fiscal 1998 is the result of reductions in fixed overhead. Affecting the increase in the cost of sales percentage in fiscal 1997 were one-time expenses including writing off lease deposits, capitalized consultants' fees, capitalized costs associated with proprietary programming and infomercials, and the write-down of obsolete inventory. The total for these items and other one-time expenses in fiscal 1997 was $544,500 and added 4.6 % to the cost of sales percentage. The cost of sales percentage in fiscal 1997, excluding these items, was 92.5%.

Selling, general, and administrative expenses for the years ended March 31, 1998, 1997, and 1996 totaled $2,133,749, $1,855,691, and $2,707,709, respectively. Expenses for fiscal 1998 increased $278,058 or 15.0% from fiscal 1997. Reasons for the increase include:

     Increase in compensation related expenses to the hiring of a CEO. In 1997 the Company incurred CEO compensation for five months. In 1998 the Company incurred CEO pay for eight months.

     Amortization of costs incurred to refinance the Company's financial institution debt (Note 2).

     Increase in banking fees associated with the new credit agreement with NationsCredit.

     An increase in the bad debt reserve of $92,500 related to a former Chicago customer.

Operating results for fiscal 1998 include severance and other charges of $38,000.

Interest expense of $560,276, $489,953, and $487,770 for the fiscal years ended March 31, 1998, 1997 and 1996, respectively, reflect increases in borrowing in fiscal 1998, 1997 and 1996, along with rate increases on the variable rate debt over the past three years. For the fiscal year ended March 31, 1998, the increase in interest expense is attributable to an increase in borrowing and in the cost of borrowing (Note 2).

The tax benefit for fiscal 1998 reflects refunds received during 1998 for items, such as goodwill impairment, where the ultimate collectibility was uncertain and therefore no deferred tax asset was previously recorded. The 33% tax benefit rate in fiscal 1997 reflects the valuation allowance of $97,000 estimated during 1997. The 19% tax benefit rate in fiscal 1996 reflects the substantial amount of nondeductible costs and expenses included in fiscal 1996 operations. Management has recorded a valuation allowance on the deferred tax assets to reflect the amount management believes will be ultimately collected.

This section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may vary. Looking forward to fiscal 1999, the Company is continuing to make reductions in its fixed overhead. Effective May 1, 1998 the Company disposed of excess lease space in Chicago. Cash Savings are estimated at approximately $112,000 per year. The Company is currently in negotiations to sub-lease its remaining space in downtown Minneapolis. If completed, this could save the Company approximately $50,000 of cash during the current fiscal year and $95,000 each year after through October 2001. Interest expense savings of approximately $115,000 are expected as a result of debt reduction associated with the sale of equipment from the Company's downtown Minneapolis operation and the sale and subsequent leaseback of the Company's Edina, Minnesota buildings (Notes 7 and 8). Although the
Company is placing focus on reducing overhead, growth in sales is the key goal going forward. We currently have in production six shows for broadcast television. Coupled with our AFRTS contract we have an estimated $7,600,000 in sales orders which represents an increase of 27% in production orders over prior year. Our most significant weakness has been in the area of noncontract work. Noncontract work includes the corporate, industrial, and agency markets. These are the markets we will aggressively pursue moving into the new fiscal year. In Minneapolis, management believes the expansion of our sales staff and the addition of creative personnel will help us to regain lost ground.

Liquidity and Capital Requirements:

The net loss of $1,354,249 in fiscal 1998 reduced stockholders' equity from $2,560,965 at March 31, 1997 to $1,206,716 at March 31, 1998. The impact of the net loss of $1,455,823 in fiscal 1997, which included one-time charges of $727,750, reduced stockholders' equity from $4,016,788 at March 31, 1996 to $2,560,965 at March 31, 1997.

On  April  24,  1997,  the  Company   entered  into  a  credit   agreement  with
NationsCredit. The credit agreement has a three-year term and consists of an $8,500,000 revolving credit facility. The agreement includes a term note of $3,750,000 to be repaid in monthly installments over three years. The payment is based on a five-year amortization with the balance due at the end of the three-year period. The Company used the proceeds of the term loan to pay off and cancel its indebtedness to Norwest Bank (Note 2). Additional borrowings against the line of credit in April 1997 were utilized to pay off accounts payable and other current obligations. The Company's new term debt agreement provides a reduced principal payment and a longer amortization period than its prior term debt agreement. The Company's new revolving line of credit added flexibility and allows for increased borrowings against available collateral. These changes had a significant impact on the Company's availability under the line of credit. Additionally, NationsCredit provided $700,000 of mortgage financing, as part of the $8,500,000 credit facility, in June 1997. The mortgage is collateralized by the Company's real estate located in Edina, Minnesota. The proceeds were used to further reduce accounts payable and other current liabilities.

In June 1998 the Company sold its Edina, Minnesota buildings in a sale and leaseback transaction. The Company will use the proceeds to pay down debt, pay off accounts payables, and fund facility improvements. See the sections on Cash Generation and Deployment and Related Party Transaction for further information. Management believes the actions taken during 1998 will enable the Company to fulfill its obligations in the normal course of business through 1999.

Cash Generation and Deployment:

In 1998, $83,408 of cash was generated from operating activities compared with $1,253,417 in 1997 and $1,246,963 in 1996. The decrease in 1998 compared to 1997 and 1996 is the result of the changes in working capital. The Company utilized cash to pay down payables that had been accumulating. Compared to fiscal 1997, which had a net payable increase of $426,030 from fiscal 1996, fiscal 1998 had a decrease in payables of $631,337. In fiscal 1997 the Company had an increase in client deposits of $652,963. In fiscal 1998 the Company utilized $247,880 of those deposits. Capital expenditures for property, plant, and equipment were $561,702 in 1998, compared with $391,831 in 1997 and $1,208,523 in 1996. The
1998 depreciation charges were $1,595,523. The lower level of capital expenditures over the past two years is the result of the significant upgrade of plant and production equipment started in 1996 and as a result in a change in the business mix toward production of shows. The increase over 1997 relates to the implementation of a new financial accounting and production software system. Management continues to invest in and upgrade equipment at levels believed to be necessary.

During the year, the Company closed its Minneapolis Post and Transfer facility. $815,627 of cash was generated from the sale of assets. The proceeds were used to pay down long-term debt.

Subsequent  to the year-end the Company  sold and  subsequently  leased back its
facilities  in  Minneapolis.   This  transaction   generated  cash  proceeds  of
$1,600,000. The proceeds were utilized as follows:

Pay off mortgage                                                     $   560,000
Pay down term debt                                                       275,000
Reduce payables and other liabilities                                    450,000
Reserve for building improvements                                        260,000
Payment of fees and security deposits                                     55,000

After the closing, the Company will have paid down its term debt to $1,876,000 as of June 24, 1998. The Company's financial institution has agreed to modify the term loan payment. The principal part of the payment will change from $62,500 per month to an estimated $41,200.

Additionally, the Company's borrowings decreased by $703,915 over 1997 and cash balances decreased $202,562 during fiscal 1998.

New Accounting Standards:

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, which is effective for financial statements for both interim and annual periods ending after December 15, 1997. The statement requires the disclosure of basic and diluted earnings per share on the face of the income statement. All prior year earnings per share have been restated in accordance with the provisions of SFAS No. 128. The new calculations of basic and diluted earnings per share do not differ materially from the earnings per share the Company has historically disclosed. For additional information, see Note 1 to the financial statements.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which will become effective for the Company beginning April 1, 1998. SFAS No. 130 requires the disclosure of comprehensive income and its components in the general purpose financial statements. The provisions of SFAS No. 130 are not expected to have a material effect on the results of operations or financial position of the Company.

In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which will be effective for the Company beginning April 1, 1998. SFAS No. 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. The Company has concluded the current reportable segments are consistent with the "management approach" methodology outlined in SFAS No. 131.

Year-2000 Compliance:

Computer programs which were written using two digits (rather than four) to define the applicable year may recognize a date using "00" as the year 1900 rather than the year 2000, a result commonly referred to as the "Year 2000" problem. This could result in a system failure or miscalculations. The Company is currently in the process of replacing its Legacy System with a new system that is year-2000 compliant.

Based on its evaluation to date, management currently believes that costs to address the Year 2000 problem will not have a material impact on the operations, cash flows or financial condition of the Company and its subsidiaries, taken as a whole, in future periods.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

                                                 Year Ended March 31
                                     ---------------------------------------
                                     1998             1997             1996

HIGHLIGHTS

   Net sales                         $11,192,233       $11,852,758   $12,509,041
   Net loss                           (1,354,249)       (1,455,823)  (2,415,977)
   Basic and dilutive loss per share       (1.00)            (1.07)       (1.73)
   Stockholders' equity                 1,206,716         2,560,965    4,016,788
   Stockholders' equity per share             .89              1.89         2.96

                                                                             Quarter Ended
                                                       June 30     September 30        December 31      March 31
QUARTERLY OPERATING RESULTS

Year Ended March 31, 1998:
   Net sales                                      $    2,886,840   $   3,212,531    $    3,022,712   $    2,070,150
   Gross profit                                          104,794         269,339           405,997           45,637
   Net loss                                            (475,829)       (384,046)         (156,184)        (338,190)
   Basic and dilutive loss per share                      (0.35)          (0.28)            (0.12)           (0.25)

Year Ended March 31, 1997:
   Net sales                                      $    2,580,515   $   3,469,747    $    3,040,479   $    2,762,017
   Gross profit (loss)                                   122,067         759,605         (255,820)        (291,771)
   Net (loss) earnings                                 (410,745)         188,536         (152,250)      (1,081,364)
   Basic and dilutive (loss) earnings per share           (0.30)            0.14            (0.11)           (0.80)


                                      Year Ended March 31
                               1998                       1997
                       ----------------------     --------------------
                         High           Low         High         Low

MARKET PRICES

Quarter Ended:
   June 30            $   4.00       $  2.13     $  2.88      $  1.38
   September 30           4.00          2.38        2.25         1.38
   December 31            3.25          1.13        4.50         2.00
   March 31               1.50          1.00        3.50         2.50

The Company's common stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol NWTL. Current published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prior to April 3, 1998, the Company's stock was traded on the Nasdaq National Market. The table above sets forth the high and low closing sales prices as reported by Nasdaq during the last two fiscal years.

The Company has not paid dividends since fiscal 1991.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED
FINANCIAL DATA

                                                                    Year Ended March 31
                                             1998           1997           1996            1995           1994

OPERATIONS STATEMENT DATA
Net sales                               $  11,192,233  $   11,852,758  $  12,509,041  $  13,203,986  $   13,773,311
Costs and expenses:
   Costs of products and services
     sold                                  10,366,466      11,518,677     10,733,791      9,888,482       9,882,291
   Selling, general, and
     administrative                         2,133,749       1,855,691      2,707,709      2,542,140       2,533,800
   Goodwill impairment charge                                              1,060,330
   Cost of litigation and settlement                                         100,000        281,852
   Severance and other charges                 38,000         161,834        443,000
   Interest                                   560,276         489,953        487,770        379,736         339,647
                                        -------------  --------------  -------------  -------------  --------------
                                           13,098,491      14,026,155     15,532,600     13,092,210      12,755,738
                                        -------------  --------------  -------------  -------------  --------------
                                           (1,906,258)     (2,173,397)    (3,023,559)       111,776       1,017,573
Gain on sale of assets                        416,235
Other income                                   13,774          10,574         58,582         44,567          53,935
                                        -------------  --------------  -------------  -------------  --------------
(Loss) earnings before taxes               (1,476,249)     (2,162,823)    (2,964,977)       156,343       1,071,508
Income (tax benefit)/taxes                   (122,000)       (707,000)      (549,000)       105,000         418,000
                                        -------------  --------------  -------------  -------------  --------------
Net (loss) earnings                     $  (1,354,249) $   (1,455,823) $  (2,415,977) $      51,343  $      653,508
                                        =============  ==============  =============  =============  ==============


BASIC NET (LOSS) EARNINGS
   PER SHARE                            $       (1.00) $       (1.07)  $      (1.73)  $         .03  $          .40


DILUTED NET (LOSS)
   EARNINGS PER SHARE                           (1.00)         (1.07)         (1.73)            .03             .40

NET EARNINGS (LOSS) % TO
   BEGINNING EQUITY                             52.9%         (36.2)%         (35.4)%            .8%           10.2%

BALANCE SHEET DATA

Total assets                            $   7,407,750  $    9,834,218  $  11,065,349  $  13,512,782  $   13,534,230
Property, plant, and equipment, net         3,309,840       5,901,116      7,457,534      8,390,182       7,946,275
Stockholders' equity                        1,206,716       2,560,965      4,016,788      6,832,712       6,831,893
Shares outstanding                          1,356,425       1,356,425      1,356,425      1,554,525       1,574,525
Equity per share                                  .89            1.89           2.96           4.35            4.34
Term obligations:
   Current portion                          1,679,282         851,610      3,844,659      1,806,914       1,629,441
   Long-term portion                        2,188,747       2,479,466        107,751      2,202,436       2,659,350
                                        -------------  --------------  -------------  -------------  --------------
       Total term obligations               3,868,029       3,331,076      3,952,410      4,009,350       4,288,791

Term obligations % to equity                      321%           130%            98%            59%             63%


INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Northwest Teleproductions, Inc. and
   Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Northwest Teleproductions, Inc. and subsidiaries (the Company) as of March 31, 1998 and 1997 and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 1998 and 1997 and the consolidated results of operations and cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche, LLP

Minneapolis, Minnesota
June 10, 1998, except for the sale/leaseback disclosures in Notes 1, 2, 7, and 8, as to which the date is June 24, 1998

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 1998 AND 1997

                                                                                            1998           1997


ASSETS

CURRENT ASSETS:
   Cash                                                                                  $  330,055      $  532,617
   Restricted cash                                                                            1,825         435,662
   Trade accounts receivable, less doubtful accounts of $137,842 and
     $120,622, respectively (Notes 1 and 2)                                               1,850,187       1,957,833
   Inventory (Note 1)                                                                       155,892         196,238
   Refundable income taxes (Note 3)                                                          16,886         367,000
   Deferred income taxes (Note 3)                                                                            64,000
   Other assets                                                                              49,783          75,512
   Land and building held for sale (Notes 1 and 8)                                        1,158,063
                                                                                         ----------      ----------
         Total current assets                                                             3,562,691       3,628,862

PROPERTY, PLANT, AND EQUIPMENT (Note 1):
   Land                                                                                      72,500         447,500
   Buildings and improvements                                                               831,431       2,855,561
   Leasehold improvements                                                                   359,641         359,641
   Machinery and equipment                                                               19,299,785      21,965,186
                                                                                         ----------      ----------
                                                                                         20,563,357      25,627,888
   Less accumulated depreciation                                                         17,253,517      19,726,772
                                                                                         ----------      ----------
                                                                                          3,309,840       5,901,116

   Other assets                                                                             535,219         304,240
                                                                                         ----------      ----------
                                                                                         $7,407,750      $9,834,218

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                                                                         $  423,284      $1,127,199
   Accounts payable                                                                         826,860       1,072,820
   Commissions, salaries, and withholding                                                   359,086         510,488
   Miscellaneous accounts payable and accrued expenses                                      296,633         179,793
   Customer deposits                                                                        405,083         652,963
   Other liabilities                                                                         22,059         334,914
   Payments due within one year on long-term debt
     and capital leases (Notes 2 and 4)                                                   1,679,282         851,610
                                                                                         ----------      ----------
         Total current liabilities                                                        4,012,287       4,729,787

DEFERRED INCOME TAXES (Note 3)                                                                               64,000

LONG-TERM DEBT AND CAPITAL LEASES, less payments
   due within one year (Notes 2 and 4)                                                    2,188,747       2,479,466

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY (Notes 2 and 5):
   Preferred stock,  2,500,000 shares authorized,  none issued
     Common stock, par value $.01 per share; authorized 10,000,000
     shares, 1,356,425 issued and outstanding                                                13,564          13,564
   Additional paid-in capital                                                               577,123         577,123
   Retained earnings                                                                        616,029       1,970,278
                                                                                         ----------      ----------
                                                                                          1,206,716       2,560,965
                                                                                         ----------      ----------
                                                                                         $7,407,750      $9,834,218
                                                                                         ==========      ==========

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 1998, 1997, AND 1996

                                                                        1998              1997            1996

NET SALES                                                          $    11,192,233   $  11,852,758   $   12,509,041

COSTS AND EXPENSES:
   Costs of products and services sold                                  10,366,466      11,518,677       10,733,791
   Selling, general, and administrative (Note 4)                         2,133,749       1,855,691        2,707,709
   Goodwill impairment charge (Note 1)                                                                    1,060,330
   Cost of litigation and settlement                                                                        100,000
   Severance and other charges (Note 4)                                     38,000         161,834          443,000
   Interest                                                                560,276         489,953          487,770
                                                                   ---------------   -------------   --------------
                                                                        13,098,491      14,026,155       15,532,600
                                                                   ---------------   -------------   --------------
                                                                        (1,906,258)     (2,173,397)      (3,023,559)

GAIN ON SALE OF ASSETS                                                     416,235

OTHER INCOME                                                                13,774          10,574           58,582
                                                                   ---------------   -------------   --------------

LOSS BEFORE INCOME TAX BENEFIT                                          (1,476,249)     (2,162,823)      (2,964,977)

INCOME TAX BENEFIT                                                        (122,000)       (707,000)        (549,000)
                                                                   ----------------  --------------   --------------

NET LOSS $                                                              (1,354,249)  $  (1,455,823)   $  (2,415,977)
                                                                   ================  ===============  ==============

BASIC AND DILUTIVE LOSS PER SHARE (Note 1)                         $         (1.00)   $       (1.07)   $      (1.73)
                                                                   ================  ===============  ==============

WEIGHTED AVERAGE NUMBER OF BASIC AND
   DILUTED COMMON SHARES OUTSTANDING                                     1,356,425       1,356,425        1,394,155

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               Common Stock
                                                          Number of                  Additional
                                                           Shares                      Paid-in          Retained
                                                           Issued         Amount       Capital          Earnings

BALANCES AT MARCH 31, 1995                                  1,554,525    $  15,545    $   680,596    $    6,136,571

   Stock repurchased                                         (198,100)      (1,981)      (103,473)         (294,493)
   Net loss                                                                                              (2,415,977)
                                                       --------------    ---------    -----------    --------------

BALANCES AT MARCH 31, 1996                                  1,356,425       13,564        577,123         3,426,101

   Net loss                                                                                              (1,455,823
                                                       --------------    ---------    -----------    --------------

BALANCES AT MARCH 31, 1997                                  1,356,425       13,564        577,123         1,970,278

   Net loss                                                                                              (1,354,249
                                                       --------------    ---------    -----------    --------------

BALANCES AT MARCH 31, 1998                                  1,356,425    $  13,564    $   577,123    $      616,029
                                                       ==============    =========    ===========    ==============

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 1998, 1997, AND 1996

                                                                        1998              1997            1996

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $    (1,354,249)  $  (1,455,823)  $   (2,415,977)
   Adjustments to reconcile net loss to net cash
       provided by operating activities:
     Depreciation                                                        1,595,523       1,948,249        2,141,221
     Gain on sale of assets                                               (416,235)
     Goodwill impairment charge                                                                           1,060,330
     Proprietary programming impairment charge                                             187,911
     Severance and other charges                                            38,000         161,834          443,000
     Amortization of goodwill, organizational costs, capitalized
       refinanced costs, and noncompetition agreements                     108,096                           55,895
     Deferred rent                                                          37,554        (188,738)        (226,044)
     Decrease in deferred income taxes                                                    (340,000)        (398,000)
   Changes in assets and liabilities:
     Decrease (increase) in restricted cash                                433,837        (435,662)
     Decrease in trade accounts receivable                                 107,646         197,532          508,221
     Decrease (increase) in inventory                                       40,346          17,867           (1,219)
     Decrease (increase) in refundable income taxes                        350,114         (38,518)
     Decrease in other assets                                               22,033         119,786           70,102
     (Decrease) increase in accounts payable and other liabilities        (631,377)        426,030            9,434
     (Decrease) increase in customer deposits                             (247,880)        652,963
                                                                   ---------------   -------------
           Net cash provided by operating activities                        83,408       1,253,431        1,246,963

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property, plant, and equipment additions                               (561,702)       (391,831)      (1,208,573)
   Proceeds on sale of assets                                              815,627
   Investment in proprietary programming                                                                   (187,911)
   Payments received on note receivable                                                    175,964          124,342
                                                                   ---------------   -------------   --------------
           Net cash provided by (used in) investing activities             253,925        (215,867)      (1,272,142)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (decrease) increase in line of credit                              (703,915)         97,199          230,000
   Long-term borrowing                                                   4,816,350         681,445        1,890,000
   Payments on long-term borrowing                                      (4,279,397)     (1,302,779)      (1,946,944)
   Stock repurchases                                                                                       (399,947)
   Financing lost                                                         (372,933)
                                                                   ---------------   --------------   --------------
           Net cash used in financing activities                          (539,895)       (524,135)        (226,891)
                                                                   ---------------   --------------   --------------

(DECREASE) INCREASE IN CASH                                               (202,562)        513,429         (252,070)

CASH AT BEGINNING OF YEAR                                                  532,617          19,188          271,258
                                                                   ---------------   -------------   --------------

CASH AT END OF YEAR                                                $       330,055   $     532,617   $       19,188
                                                                   ===============   =============   ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
     INFORMATION Cash payments made for:
     Income taxes (received) paid                                  $      (469,000)  $    (328,482)  $       85,000
                                                                   ===============   =============   ==============
     Interest                                                      $       508,000   $     451,000   $      480,000
                                                                   ===============   =============   ==============

See notes to consolidated financial statements.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1998, 1997, AND 1996

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business - Northwest Teleproductions, Inc. and subsidiaries (the Company) is a full-service videotape and film production company providing a full range of creative, production, and postproduction service to clientele throughout the United States.

     Basis of Presentation - The Company's financial statements for the year ended March 31, 1998 reflect a net loss of $1,354,249 and a decrease in stockholders' equity from $2,560,965 at March 31, 1997 to $1,206,716 at March 31, 1998.

     The results of operations for fiscal 1998 included the following one-time charges:

     o Accrued rent expense of $74,500 associated with the closing of the Company's downtown Minneapolis facility
     o   Additions of $92,500 to the bad debt reserve in Chicago
     o   Severance pay of $38,000

     Continuing with a process started in February 1997, management of the Company has acted on a cost-cutting program that included the following actions:

     o Continued reduction of payroll related expenses. At March 31, 1998 the Company's head count was 72, compared to March 31, 1997 of 105.
     o The Company has terminated a portion of its lease arrangement at its 142 East Ontario facility in Chicago. This space was used mainly for administrative purposes. This termination is effective May 1, 1998. Expected savings for fiscal 1998 is $121,000.
     o Reduction in interest expense of $161,000 related to the reduction in its term debt following the sale of assets (Note 8).

     Cash savings from expenditures accrued in prior years and paid during fiscal year end 1998 include the following items which will not reoccur in fiscal year end 1999:

     Severance pay to the Company's previous CEO,
     whose term expired on April 1, 1996                               $ 172,500

     Severance related paid to other employees                           118,000

     A reduction in the monthly principal payments on the Company's term debt obligations from $62,500 to $41,200 will provide an estimated $191,700 of cash benefit (Note 8).

     The Company has firm production orders for $7,600,000 for fiscal year end 1999.

     On April 24, 1997, the Company and NationsCredit entered into a credit agreement which consists of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000. Of the $8,500,000 in availability, $3,750,000 is structured as a term loan, amortized over five years, due in monthly installments of $62,500, ($41,200, as amended), plus interest over a three-year period with the balance due April 2000.

     In June 1998 the Company sold its Edina,  Minnesota buildings in a sale and
     leaseback   transaction.   This  transaction  generated  cash  proceeds  of
     $1,600,000. The proceeds were utilized as follows:

     Pay off mortgage                                                $   560,000
     Pay down term debt                                                  275,000
     Reduce payables and other liabilities                               450,000
     Reserve for building improvements                                   260,000
     Payment of fees and security deposits                                55,000

     After the closing, the Company will have paid down its term debt to $1,876,000 as of June 24, 1998. The Company's financial institution has agreed to modify the term loan payment. The principal part of the payment will change from $62,500 per month to an estimated $41,200.

     In the opinion of management, the aforementioned actions will enable the Company to fulfill its obligations in the normal course through fiscal 1999.

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

     Earnings/(Loss) Per Common Share - In fiscal 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS No. 128 requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common shareowners divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. All prior year earnings per share have been restated in accordance with the provisions of SFAS No. 128. Adoption of SFAS No. 128 did not have a material effect on the Company's historically disclosed earnings per share. The dilutive effect of the 225,000 warrants and stock options were not included in the 1996, 1997, and 1998 computation of dilutive earnings/loss per share because to do so would have been antidilutive for the periods presented.

     Revenue Recognition and Trade Accounts Receivable - Beginning in 1986, the Company commenced performance on major government contracts which are performed over extended periods of time and are based on fixed prices. Sales and profits on these contracts are recorded under the percentage-of-completion method of accounting. During the years ended March 31, 1998, 1997, and 1996, sales under these contracts accounted for 18%, 20%, and 22%, respectively, of total sales. Included in accounts receivable at March 31, 1998, 1997, and 1996 are $273,000, $482,000, and $659,000 of
     billings under government contracts and $292,000, $119,000, and $197,000, respectively, of unbilled sales from government contracts.

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

     Stock-Based Compensation - Effective April 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board (APB) Opinion No. 25, which recognizes compensation cost for employee awards based on the intrinsic value of the equity instrument awarded. The Company continues to apply APB Opinion No. 25 with regard to measurement of compensation cost.

2.   FINANCING

     At March 31, 1998, the Company had a line of credit with a bank which is secured by the Company's accounts receivable. Maximum borrowings under the credit agreement were determined by an accounts receivable borrowing base calculation or $4,000,000, whichever was less. Outstanding amounts bear interest at prime plus 2.25% (10.75% at March 31, 1998). At March 31, 1998 there was a balance outstanding of $423,284 on the line of credit and the borrowing limit was $524,000.

                                                                                                March 31
                                                                                     ---------------------------
                                                                                        1998              1997
        Term note payable in monthly  installments of principal plus interest at prime plus 2.25% (10.75% at
         March 31, 1998) (see below)                                                $   2,248,239    $    2,565,000
        First mortgage note payable in monthly installments of
         $11,667 including interest at prime plus 2.25% (10.75% at
         March 31, 1998) through June 2003                                                594,997           107,611
        Subordinated notes convertible to common shares,
         one-third payable annually beginning July 31, 1998.
         Interest payable annually beginning July 31, 1997 at 10.5%                       562,500           562,500
        Capital lease obligations (Note 4)                                                462,293            95,965
                                                                                    -------------    --------------
                                                                                        3,868,029         3,331,076
        Less payments due within one year                                               1,679,282           851,610
                                                                                    -------------    --------------
                                                                                    $   2,188,747    $    2,479,466
                                                                                    =============    ==============

     The subordinated notes issued are detached and convertible to 225,000 shares of common stock at $2.50 per share.

     On April 24, 1997, the Company and NationsCredit entered into a credit agreement which consists of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000 which includes a $3,750,000 term note that is to be repaid in 36 monthly installments, based on a five-year amortization, with the balance due April 2000. Interest on loans outstanding under the credit agreement is based on prime plus 2.25% (10.75% at March 31, 1998). The agreement includes certain nonfinancial covenants. Proceeds from the new credit agreement were used to pay off the line of credit and the term note payable outstanding at March 31, 1997.

     On June 27, 1997, the Company obtained mortgage financings on its two facilities in Edina, Minnesota. The Company borrowed $700,000 using the facilities as collateral. The mortgage financing has an interest rate of prime plus 2.25% and is amortized over 60 months with a three-year term resulting in a monthly principal payment of $11,667.

     The payments due within one year include $560,000 of the First mortgage note payable and $275,000 of the Term note payable. These amounts will be paid within the next year as a result of the sale-leaseback transaction and are therefore classified as current. See Note 8 for additional details.

     Aggregate maturities of long-term debt calculated under the terms of the new credit agreement and amounts paid in connection with the sale-leaseback disclosed in Note 8, exclusive of capital lease obligations, for the years ending March 31 are as follows:

        1999                                                      $    1,532,497
        2000                                                             937,500
        2001                                                             935,739
                                                                  --------------
                                                                  $    3,405,736
                                                                  ==============

3.   INCOME TAXES

     The provision (benefit) for income taxes for the years ended March 31 consists of:

                                        1998            1997          1996

        Currently refundable:
         Federal                    $   (100,000)  $   (341,000)   $   (140,000)
         State                           (22,000)       (26,000)        (11,000)
                                     ------------   ------------    ------------
                                        (122,000)      (367,000)       (151,000)
        Deferred                                       (340,000)       (398,000)
                                     ------------   ------------    ------------
                                    $   (122,000)  $   (707,000)   $   (549,000)
                                     ============   ============    ============

     Reconciliations between the income tax provisions computed at the federal statutory rate and the income tax provisions recorded are as follows:

                                                                           1998            1997           1996


        Income tax benefit at statutory rates (35%)                     $  (516,000)   $  (755,000)   $  (1,038,000)
        State income tax less applicable federal
         benefit                                                            (33,000)      (101,000)         (80,000)
        Valuation allowance                                                 957,000         97,000
        Nondeductible expenses                                                4,000         20,000          494,000
        Contract termination loss                                          (478,000)
        Franchise tax refunds                                               (50,000)
        Other                                                                (6,000)        32,000           75,000
                                                                        ------------   ------------   --------------
                                                                        $  (122,000)   $  (707,000)   $    (549,000)
                                                                        ============   ============   ==============

     During the year ended March 31, 1998, the Company increased the valuation allowance by $957,000 for a total valuation allowance of $1,054,000 on the deferred tax assets, reducing the total to an amount that management believes will ultimately be realized.

        Temporary differences that give rise to the net deferred tax assets and liabilities at March 31 are as follows:

                                                        1998           1997

        Net current deferred tax assets:
         Severance and other                        $    10,000    $     72,000
         Allowance for doubtful accounts                 65,000          52,000
         Vacation accrual                                65,000          67,000
         Real estate tax accrual                         (6,000)        (21,000)
         Profit on unbilled government contracts        (22,000)         (6,000)
         Prepaid items                                                   (3,000)
                                                    ------------    ------------
                                                        112,000         161,000
         Less valuation allowance                       112,000          97,000
                                                    ------------    ------------
                                                    $        -     $     64,000
                                                    ============    ============

        Net noncurrent deferred tax assets:
         Depreciation                               $  (538,000)   $   (728,000)
         Severance and other                             13,000          12,000
         Alternative minimum tax credit
          and NOL carryforwards                       1,467,000         652,000
                                                    ------------    ------------
                                                        942,000         (64,000)
         Less valuation allowance                       942,000
                                                    ------------    ------------
                                                    $        -     $    (64,000)
                                                    ============    ============

4.   COMMITMENTS

     Capital Leases - Included in machinery and equipment at March 31, 1998 and 1997 is $634,283 and $118,945 of equipment under capital lease. The accumulated amortization at March 31, 1998 and 1997 for these assets is $171,773 and $23,789, respectively.

     Amortization of capital leases for the years ended March 31, 1998, 1997, and 1996 included in the consolidated statements of operations was $147,984, $28,789, and $243,048, respectively.

     Minimum future payments, exclusive of the lease under the sale-leaseback, for capital leases in effect at March 31, 1998 are as follows:

     1999                                                            $   205,032
     2000                                                                171,366
     2001                                                                 88,656
     2002                                                                 79,531
     2003                                                                 49,149
                                                                     -----------
                                                                         593,734
     Less portion representing interest                                  131,441
                                                                     -----------
                                                                     $   462,293
                                                                     ===========

     Operating Leases - The Company leases facilities in Minneapolis and Chicago under operating leases.

     The Downtown Minneapolis facility is leased under the terms of a ten-year lease which commenced in October 1991 and provides for monthly rental of $4,133. During fiscal year 1998, the Company elected to vacate the facility and accrued $74,500 in costs associated with the remaining lease term less estimated sublease rental.

     The Chicago facility has one operating lease:

     o Under the terms of a noncancelable lease commencing September 1993 and expiring in April 2002, monthly rental of $15,010 is required during the initial 44 months of the lease decreasing to $3,129 per month for the balance of the lease. The Company has recorded rent expense on a straight-line basis recognizing deferred rent for the difference between cash payments and recorded expense. The lease has a five-year renewal option. In April 1998, the Company amended this lease for 50% of the square footage which decreased the payments to $1,565.

     o Under the terms of a lease dated February 24, 1997 and running through December 1997, minimum monthly rental of $11,500 is required. However, either party may terminate this lease by giving the other party written notice 45 days prior to termination. The Company gave such notice and this lease terminated July 18, 1997.

     All leases provide for additional rental based on shared operating expenses.

     Minimum future payments for operating leases including the lease payments associated with the sale and lease back of the Company's Edina, Minnesota facility (Note 8) at March 31, 1998 are as follows:

                                                                          Net
                                                        Deferred       Operating
                                          Cash            Rent           Lease
                                          Rents          Expense        Expense

     Year Ending March 31:
      1999                            $   219,719    $    60,180     $   279,899
      2000                                223,139         60,180         283,319
      2001                                228,248         60,180         288,428
      2002                                 18,780         60,180          78,960
      2003                                  3,129          5,015           8,144
                                      -----------    -----------     -----------
                                      $   693,015    $   245,735     $   938,750
                                      ===========    ===========     ===========

     The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were $217,000, $390,000, and $393,000 for the years ended March 31, 1998, 1997, and 1996, respectively.

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

     In addition to the $323,000 severance agreement, the Company recorded additional expense applicable to actual and estimated consulting services, legal services, and other severance compensation of $38,000 and $161,834 for the years ended March 31, 1998 and 1997, respectively.

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

     In 1997, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company has elected to continue following the guidance of APB 25 for measurement and recognition of stock-based transactions with employees (see Note 1). No compensation cost has been recognized for the awards made in the form of stock options. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated:


                                                       1998              1997

        Net (loss):
         As reported                             $  (1,354,249)   $  (1,455,823)
         Pro forma                                  (1,368,537)      (1,476,548)

        (Loss) per share:
         As reported                                    (1.00)            (1.07)
         Pro forma                                      (1.01)            (1.09)

     Stock Options - All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Stock options are granted by the Board of Directors or Compensation Committee at the fair market value of the Company's common stock on the date of the grant. The Board determines when the options will be exercisable. Options to purchase 6,000 shares at a price of $3.00 per share were granted during fiscal 1996 and became exercisable on the date of grant. During fiscal year 1997, options to purchase 65,000 shares at $2 per share were granted (vesting ratably over three years beginning November 4, 1997), options to purchase 4,000 shares at $2 per share were granted which become exercisable November 4, 1997, and options to purchase 10,000 shares at $2 per share were granted which became exercisable April 1, 1997. During fiscal year 1998, options to purchase 90,000 shares at $1.25 were granted (vesting ratably over three years beginning February 5, 1998) and options to purchase 4,000 shares at $1.25 per share were granted on February 5, 1998 and became exercisable on the date of grant.

     A summary of the status of the stock options as of March 31, 1998 and 1997 and changes during the years ended on those dates are as follows:

                                                                                                       Weighted
                                                                                                        Average
                                                                                                       Exercise
        Stock Options                                                                 Shares             Price


        Year ended March 31, 1996 - granted and outstanding                              6,000         $   3.00
        Year ended March 31, 1997 - granted                                             79,000             2.00
                                                                                     ---------

        Options outstanding at March 31, 1997                                           85,000             2.07
                                                                                     =========

        Options exercisable at March 31, 1997                                            6,000             3.00
                                                                                     =========


        Year ended March 31, 1997 - granted and outstanding                             85,000             2.07
        Year ended March 31, 1998 - granted                                             94,000             1.25
        Year ended March 31, 1998 - forfeited                                          (50,000)            2.00
                                                                                     ---------

        Options outstanding at March 31, 1998                                          129,000             1.50
                                                                                     =========

        Options exercisable at March 31, 1998                                           29,000             2.10
                                                                                     =========

     The weighted average fair value of each option grant during the years ended March 31, 1998 and 1997 is estimated as $.90 and $1.14, respectively, on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions are used in the Black-Scholes model for grants in 1998 and 1997, respectively; dividend yield of 0% for both years, expected volatility of 79.7% and 52.0%, risk-free interest rates of 10.75% for both years, and expected lives of three to five years.

     The following tables summarize information about stock options outstanding at March 31, 1998.

                                              Options Outstanding                      Options Exercisable
                                      Shares                                       Shares
                                    Outstanding                    Weighted      Exercisable          Weighted
                                        at          Remaining       Average          at                Average
                                     March 31,     Contractual     Exercise       March 31,           Exercise
        Exercise Price                 1998           Life           Price          1998                Price

            $1.25                     94,000           4.4           $1.25          4,000               $1.25
             2.00                     29,000            .5            2.00         19,000                2.00
             3.00                      6,000           4.8            3.00          6,000                3.00

6.   EMPLOYEE BENEFIT PLAN

     The Company maintains an employee benefit plan as set forth under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under this plan, the Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.50% of an employee's covered compensation. The cost of these contributions was approximately $78,000, $84,000, and $83,000 for the years ended March 31, 1998, 1997, and 1996, respectively.

7.   RELATED PARTY TRANSACTIONS

     On October 1, 1997, the Company executed two promissory notes totaling $412,000 with a member of the Board of Directors, as an advance against two income tax refunds receivable (Minnesota and Illinois). The notes were paid, with interest, per the terms of the notes, when the refunds were received.

     On June 24, 1998, the Company entered into a sale-leaseback transaction of two buildings with Lindue, LLC, a Minnesota limited liability corporation owned by a member of the Company's Board of Directors. Proceeds from the sale-leaseback were $1.6 million, of which $112,000 in accrued interest and a $20,000 security deposit were held in escrow by the landlord. (See Note 8 for additional details.)

8.   SUBSEQUENT EVENT

     On June 24, 1998, the Company closed a three-year sale-leaseback transaction involving the two parcels of land and buildings located at 4000 West 76th Street and 4455 West 77th Street. After a three-year period, the Company has the option of renewing the lease for an additional five years. The monthly rental expense for the first three years will be as follows:
     $16,615 in year 1, $17,030 in year 2 and $17,456 in year 3.

     The land and buildings were sold for $1.6 million in cash. The proceeds from sale were used as follows:

     Pay off mortgage                                            $      560,000
     Pay down term debt                                                 275,000
     Reserve for building improvements                                  260,000
     Reduce payable and other liabilities                               450,000
     Payment of fees and security deposits                               55,000
                                                                  --------------
                Total                                            $    1,600,000
                                                                  ==============

     The transaction will be accounted for as an operating lease, wherein the property and related mortgage will no longer remain on the Company's books, and of which no additional depreciation will be taken as described in Note 1.

     Included in the above amounts paid from the proceeds of the transaction were $112,000 in accrued interest and a $20,000 security deposit.