Form 10KSB, Exhibit 13
period 1999-03-31
NORTHWEST TELEPRODUCTIONS INC
filed 1999-06-30
CIK 73048

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

Financial Statements for the Years Ended
March 31, 1999 and 1998 and
Independent Auditors' Reports

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations:

Consolidated sales for the year ended March 31, 1999 of $10,662,581 compare to consolidated sales of $11,192,233 in 1998. The 4.7% decrease in overall sales from fiscal 1998 to fiscal 1999 reflects an increase in Department of Defense
(DOD) contract production, an increase in programming revenue and an increase in overall sales from our traditional production business, all of which was offset by the loss of sales from the Company's downtown Minneapolis operation which was closed in fiscal 1998. After excluding 1998 sales from the closed downtown Minneapolis office, sales for fiscal 1999, on a comparative basis, increased 5.3% to $10,662,581 from 1998 sales of $10,128,012.

The Company's estimated production orders at March 31, 1999 are $6,800,000. Included in this amount are DOD production orders estimated at $560,000 and show production for cable and network broadcast estimated at $6,100,000. The production orders at March 31, 1998 were estimated to be $7,600,000, including DOD production estimated at $2,800,000 and production for cable and network broadcast estimated at $4,800,000.

In contrast to the moderate sales increases we have experienced in our traditional production business, excluding the reduced sales effect of our closed facility in Minneapolis, we are continuing to achieve growth in our programming group. In order to continue that momentum we are investing in the skilled personnel needed to accelerate the creation, sale, and production of programming for the broadcast market. Management considers this an area of importance and growth. It is management's belief that providers of quality programming will be in demand as the outlets for content continue to expand beyond the traditional distribution provided by cable and network operators. The Internet will play a key role in the distribution of programming and content. In the area of creative and marketing services the Company has assembled a creative team led by a creative director with 15 years of advertising experience. The combination of our television and radio broadcast experience coupled with the addition of creative and marketing professionals will enhance our position within the marketplace.

For the years ended March 31, 1999 and 1998, DOD contract sales equaled 21% and 18.5%, respectively, of total sales. Department of Defense production in fiscal 1999 consisted of completion of the balance of the contract requirements for the fourth year of the five-year agreement. Additionally, the Company completed 80% of the fifth and final year's requirements. This final contract year provides for production work through August 1999.

Gross profits increased to 18.9% of sales from 7.4% in the prior year. This is the third year of increases in our gross profit. Cost of products and services sold, as a percentage of sales, equaled 81.1% and 92.6% for the years ended March 31, 1999 and 1998, respectively. Included in our cost of sales for fiscal 1999 was a charge of $122,455 to write down our parts inventory. The parts were written down as a result of changes in production equipment and technology. The inventory write down had 1.1% effect on current year gross profit. The decrease in the cost of sales percentage in fiscal 1999 is the result of reductions in fixed overhead such as payroll, depreciation and occupancy costs along with reduced expenditures for job related variable costs. The reduction in variable costs was accomplished through better cost controls.

Selling, general, and administrative expenses for the years ended March 31, 1999 and 1998 totaled $1,724,701 and $2,025,653 respectively. Expenses for fiscal

1999 decreased $300,952 or 14.9% from fiscal 1998. Reasons for the decrease include reductions in payroll, depreciation and general overhead expenses.

Interest expense of $578,478 and $668,372 for the fiscal years ended March 31, 1999 and 1998, respectively, decreased $89,894 or 13.4% reflecting a decrease in long term debt during fiscal 1999 compared to 1998. (Note 2).

The tax benefits for fiscal 1999 and 1998 reflect refunds received during 1999 and 1998 for items, such as state franchise taxes and goodwill impairment, where the ultimate collectibility was uncertain, and, therefore, no deferred tax asset was previously recorded. Management has recorded a valuation allowance on the deferred tax assets to reflect the amount management estimates will be ultimately collected.

This section contains disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "envision," "plan," or "continue." These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; and the impact of competition. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company.

Looking forward to fiscal 2000, we currently have in production seven shows for broadcast and cable television. Coupled with the balance of our DOD contract work we have an estimated $6,800,000 in production orders. The emphasis in the past few years has been overhead reductions and cost savings. This will continue as a way of life. But, the emphasis must return to growing our businesses. Internally, the Company has been reorganized into three market groups. They consist of our Programming, Creative Services and Production Services Groups. The Company's Programming Group has primary responsibility for the development and production of our cable and network shows. Additionally, there is a team evaluating broadcast and content development opportunities for the Internet, along with special interest programs for business and consumer use. Our Creative Services Group is responsible for combining our broadcast capabilities and experience with their creative development and marketing support skills in order to provide clients with a turn key solution. Our first success this year was establishing a creative support relationship with one of the nation's leading interactive golf superstores. The Production Services Group is primarily responsible for pursuing and developing the traditional corporate, industrial and agency markets. During the year we hired a seasoned veteran to manage our Minneapolis Production Group. The management team will be aggressive in pursuing these opportunities.

Liquidity and Capital Requirements:

The net loss of $156,910 in fiscal 1999 reduced stockholders' equity from $1,206,716 at March 31, 1998 to $1,049,806 at March 31, 1999. The impact of the net loss of $1,354,249 in fiscal 1998 reduced stockholders' equity from $2,560,965 at March 31, 1997 to $1,206,716 at March 31, 1998.

On April 24, 1997, the Company entered into a credit agreement with NationsCredit. The credit agreement has a three-year term and consists of an $8,500,000 revolving credit facility. The agreement includes a term note of $3,750,000 to be repaid in monthly installments over three years. The payment is based on a five-year amortization with the balance due at the end of the three-year period, April 24, 2000. The Company used the proceeds of the term loan to pay off and cancel its indebtedness to Norwest Bank (Note 2). Additional borrowings against the line of credit in April 1998 were utilized to pay off accounts payable and other current obligations. The Company's new term debt agreement provides a reduced principal payment and a longer amortization period than its prior term debt agreement. The Company's new revolving line of credit adds flexibility and allows for increased borrowings against available collateral. These changes had a significant impact on the Company's availability under the line of credit. Additionally, NationsCredit provided $700,000 of mortgage financing, as part of the $8,500,000 credit facility, in June 1997. The mortgage was collateralized by the Company's real estate located in Edina, Minnesota. The proceeds were used to further reduce accounts payable and other current liabilities. In June 1998 the Company paid off its mortgage.

In June, 1999, the Company restructured the payment terms of its subordinated notes payable (see Note 8).

In June, 1998, the Company sold its Edina, Minnesota buildings in a sale and leaseback transaction. The Company used the proceeds to reduce debt, pay off accounts payables, and fund facility improvements. See the section "Cash Generation and Deployment" and Note 7 Related Party Transactions of the Company's financial statements for further information. Management believes the actions taken during fiscal 1999 will enable the Company to fulfill its obligations in the normal course of business through its fiscal year 2000.

Cash Generation and Deployment:

In 1999, $452,195 of cash was generated from operating activities compared with $83,408 in 1998. The increase in 1999 compared to 1998 is the result of the changes in working capital coupled with improved operating results. The Company utilized cash to pay down payables that had been accumulating. Compared to fiscal 1998, which had a net payable decrease of $631,377 from fiscal 1997, fiscal 1999 had a decrease in payables of $153,131. In fiscal 1998 the Company had a decrease in client deposits of $247,880. In fiscal 1999 the Company utilized an additional $9,982 of those deposits. Capital expenditures for property, plant, and equipment were $679,441 in 1999, compared with $561,702 in 1998. The 1999 and 1998 depreciation and amortization charges were $1,108,525 and $1,595,523, respectively. The lower level of capital expenditures over the past two years is the result of a significant upgrade of plant and production equipment in years prior to 1996, a change in the business mix toward the production of shows, and the sale/leaseback of the Edina, Minnesota facilities in 1999. Also changes in the industry to off-the-shelf computer hardware and software-based equipment results in lower costs for equipment. The increase in capital expenditures over 1998 relates to the implementation of a new financial accounting and production software system, expansion of the Company's information systems and wide area network, building and studio improvements, the purchase of 3D animation software and the upgrading of a non-linear real-time edit suite. Management continues to invest in and upgrade equipment at levels believed to be necessary.

During the year ended March 31, 1999 the Company sold and subsequently leased back its facilities in Minneapolis. This transaction generated cash proceeds of $1,600,000. The proceeds were utilized as follows:

     Pay off mortgage                                                $560,000
     Pay down term debt                                               275,000
     Reduce payables and other liabilities                            427,000
     Reserve for building improvements                                230,000
     Payment of fees and security deposits                            108,000

With proceeds from the building sale and payments during the year, the Company paid down its bank term debt to $1,414,553 as of March 31, 1999. The Company's financial institution subsequently agreed to reduce the term loan payment. The principal part of the payment changed from $62,500 per month to $38,965.

Additionally, the Company's line of credit borrowings increased by $92,522 over 1998 and unrestricted cash balances decreased $13,902 during fiscal 1999.



Year-2000 Compliance:

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. When the year 2000 begins, these computers may interpret "00" as the year 1900 and could stop processing date related computations or could process them incorrectly. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates to be year compliant.

The Company has performed an assessment of its internal information systems and has determined that its application software and internal information systems are: (1) year 2000 compliant; (2) can be upgraded to be year 2000 compliant without significant cost or effort; (3) do not pose a significant issue to the Company if left uncorrected. Total costs are expected to be less than $5,000 and are not material to the operation of the Company.

The Company has assessed non-IT systems within the Company and has determined that the systems: (1) year 2000 compliant; (2) can be upgraded to be year 2000 compliant without significant cost or effort. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the year 2000, there can be no assurance that the Company will not experience serious unanticipated negative consequences and or material costs caused by undetected errors or defects in the technology used in its internal operating systems, which are composed predominately of third party software and hardware technology.

The Company is in the process of determining the impact those parties that are not year 2000 compliant may have on the operations of the Company. Non-compliance by any of the major vendors, suppliers, customers or financial organizations could result in business disruptions that could have a material adverse affect on the Company's results of operations, liquidity and financial condition.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

FINANCIAL REVIEW

                                                               Year Ended March 31
                                                -------------------------------------------------
                                                     1999             1998             1997
HIGHLIGHTS
   Net sales                                    $  10,662,581      $   11,192,233  $   11,852,758
   Net loss                                          (156,910)         (1,354,249)     (1,455,823)
   Basic and dilutive loss per share                     (.12)              (1.00)          (1.07)
   Stockholders' equity                             1,049,806           1,206,716       2,560,965
   Stockholders' equity per share                         .77                 .89            1.89



                                                                             Quarter Ended
                                                       ---------------------------------------------------------
                                                       June 30     September 30        December 31      March 31

QUARTERLY OPERATING RESULTS
Year Ended March 31, 1999:
   Net sales                                      $    2,388,350   $   2,642,902    $    3,017,735   $    2,613,594
   Gross profit                                          459,418         449,480           652,211          450,008
   Net loss                                              (58,651)        (71,492)          104,943         (131,710)
   Basic and dilutive loss per share                       (0.04)          (0.05)              .07            (0.10)

Year Ended March 31, 1998:
   Net sales                                      $    2,886,840   $   3,212,531    $    3,022,712   $    2,070,150
   Gross profit                                          104,794         269,339           405,997           45,637
   Net loss                                             (475,829)       (384,046)         (156,184)        (338,190)
   Basic and dilutive loss per share                       (0.35)          (0.28)            (0.12)           (0.25)



                                          Year Ended March 31
                           -------------------------------------------------
                                    1999                       1998
                           ----------------------     ----------------------
                             High           Low         High         Low

MARKET PRICES

Quarter Ended:
   June 30                 $   1.31       $   .94     $  4.00      $  2.13
   September 30                1.19           .50        4.00         2.38
   December 31                  .63           .26        3.25         1.13
   March 31                     .81           .26        1.50         1.00

The Company's common stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol NWTL. Current published quotations for the Company's Common Stock reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prior to April 3, 1998, the Company's stock was traded on the Nasdaq National Market. The table above sets forth the high and low closing sales prices as reported by Nasdaq or the OTC Bulletin Board during the last two fiscal years. The approximate number of holders of record of the Company's Common Stock was 406 at March 31, 1999.

The Company has not paid dividends since fiscal 1991. Dividend declaration and payment is currently restricted by the Company's credit agreement.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED
FINANCIAL DATA



                                                                    Year Ended March 31
                                        ---------------------------------------------------------------------------
                                             1999           1998           1997            1996           1995

OPERATIONS STATEMENT DATA
Net sales                               $  10,662,581  $  11,192,233   $  11,852,758  $  12,509,041  $   13,203,986
Costs of products and services sold         8,651,464     10,366,466      11,518,677     10,733,791       9,888,482
                                        -------------  -------------   -------------  -------------  --------------
Gross Profit                                2,011,117        825,767         334,081      1,775,250       3,315,504
Selling and administrative                  1,724,701      2,025,653       1,855,691      2,707,709       2,542,140
Operating Income                              286,416     (1,199,886)     (1,521,610)      (932,459)        773,364

Other Income (Expense)
   Goodwill impairment charge                                                            (1,060,330)
   Cost of litigation and settlement                                                       (100,000)       (281,852)
   Severance and other charges                               (38,000)       (161,834)      (443,000)
   Gain on sale of assets                      81,086        416,235
   Miscellaneous income (expense)              23,319         13,774          10,574         58,582          44,567
   Interest                                  (578,478)      (668,372)       (489,953)      (487,770)       (379,736)
                                        -------------  -------------   -------------- -------------  --------------
     Total other expenses, net               (474,073)      (276,363)       (641,213)    (2,032,518)       (617,021)

Income(Loss) Before
       Provision of Income Taxes             (187,657)    (1,476,249)     (2,162,823)    (2,964,977)        156,343

Income (tax benefit)/taxes                    (30,747)      (122,000)       (707,000)      (549,000)        105,000
                                        -------------  -------------   -------------  -------------  --------------

Net (loss) earnings                     $    (156,910) $   (1,354,249) $  (1,455,823) $  (2,415,977) $       51,343
                                        =============  ==============  =============  =============  ==============
BASIC NET (LOSS) EARNINGS
   PER SHARE                            $        (.12) $        (1.00) $       (1.07) $       (1.73) $          .03
DILUTED NET (LOSS)
   EARNINGS PER SHARE                            (.12)          (1.00)         (1.07)         (1.73)            .03
NET EARNINGS (LOSS) % TO
   BEGINNING EQUITY                            (13.00)%         (52.9)%        (36.2)%        (35.4)%            .8%

BALANCE SHEET DATA
Total assets                            $   6,110,295  $    7,407,750  $   9,834,218  $  11,065,349  $   13,512,782
Property, plant, and equipment, net         2,877,116       3,309,840      5,901,116      7,457,534       8,390,182
Stockholders' equity                        1,049,806       1,206,716      2,560,965      4,016,788       6,832,712
Shares outstanding                          1,356,425       1,356,425      1,356,425      1,356,425       1,554,525
Equity per share                                  .77             .89           1.89           2.96            4.35
Term obligations:
   Current portion                            670,026       1,679,282        851,610      3,844,659       1,806,914
   Long-term portion                        1,881,525       2,188,747      2,479,466        107,751       2,202,436
                                        -------------  --------------  -------------  -------------  --------------
       Total term obligations               2,551,551       3,868,029      3,331,076      3,952,410       4,009,350
Term obligations % to equity                      243%            321%           130%            98%             59%


                          INDEPENDENT AUDITOR'S REPORT


Stockholders and Board of Directors
Northwest Teleproductions, Inc. and
  Subsidiaries
Minneapolis,  Minnesota

We have audited the accompanying consolidated balance sheet of Northwest Teleproductions, Inc. and Subsidiaries (the Company) as of March 31, 1999 and the related consolidated statements of operations, cash flows, and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the March 31, 1999 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northwest Teleproductions, Inc. and Subsidiaries as of March 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                      /s/ Boulay, Heutmaker, Zibell & Co., PLLP
                                      Certified Public Accountants

Minneapolis, Minnesota
June 2, 1999, except for Note 8, as
   to which the date is June 28, 1999

INDEPENDENT AUDITORS' REPORT


Stockholders and Board of Directors
Northwest Teleproductions, Inc. and
  Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Northwest Teleproductions, Inc. and subsidiaries (the Company) as of March 31, 1998 and the related consolidated statements of operations, cash flows, and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 1998 and the consolidated results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Minneapolis, Minnesota

June 10, 1998, except for the sale/leaseback disclosures in Notes 1, 2, 7, and the supplemental disclosure of noncash investing and financing activities in the statement of cash flows, as to which the date is June 24, 1998

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
MARCH 31, 1999 AND 1998

                                                                                                1999         1998
ASSETS
CURRENT ASSETS:
   Cash                                                                                     $   316,153  $  330,055
   Restricted cash                                                                              124,116       1,825
   Trade accounts receivable, less doubtful accounts of $58,663 and
     $137,842, respectively                                                                   2,248,691   1,850,187
   Refundable income taxes                                                                       18,217      16,886
   Other assets                                                                                 262,641     205,675
   Land and building held for sale                                                                        1,158,063
                                                                                            -----------  ----------
         Total current assets                                                                 2,969,818   3,562,691

PROPERTY AND EQUIPMENT:
   Land                                                                                          50,000      72,500
   Buildings and improvements                                                                   821,540     831,431
   Leasehold improvements                                                                       599,553     359,641
   Machinery and equipment                                                                   19,055,026  19,299,785
                                                                                            -----------  ----------
                                                                                             20,526,119  20,563,357
   Less accumulated depreciation                                                             17,649,003  17,253,517
                                                                                            -----------  ----------
                                                                                              2,877,116   3,309,840

   Other assets                                                                                 263,361     535,219
                                                                                            -----------  ----------
         Total assets                                                                       $ 6,110,295  $7,407,750
                                                                                            ===========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Notes payable                                                                            $   515,806  $  423,284
   Current portion of long-term debt
     and capital leases                                                                         670,026   1,679,282
   Trade accounts payable                                                                       725,515     826,860
   Commissions, salaries, and withholdings                                                      423,420     359,086
   Accrued expenses                                                                             202,572     296,633
   Customer deposits                                                                            395,101     405,083
   Deferred gain from building sale                                                             123,996
   Other liabilities                                                                                         22,059
                                                                                            -----------  ----------
         Total current liabilities                                                            3,056,436   4,012,287

DEFERRED GAIN FROM BUILDING SALE                                                                122,528

LONG-TERM DEBT AND CAPITAL LEASES, less payments
   due within one year                                                                        1,881,525   2,188,747

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Preferred stock,  2,500,000 shares authorized, none issued
   Common stock, par value $.01 per share; authorized 10,000,000
     shares, 1,356,425 issued and outstanding                                                    13,564      13,564
   Additional paid-in capital                                                                   577,123     577,123
   Retained earnings                                                                            459,119     616,029
                                                                                            -----------  ----------
         Total stockholders' equity                                                           1,049,806   1,206,716
                                                                                            -----------  ----------
         Total liabilities and stockholders' equity                                         $ 6,110,295  $7,407,750
                                                                                            ===========  ==========


Notes to consolidated financial statements are an integral part of this statement.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 1999 and 1998

                                                                                            1999            1998

Net sales                                                                             $  10,662,581  $   11,192,233

Costs of products and services sold                                                       8,651,464      10,366,466
                                                                                      -------------  --------------
Gross profit                                                                              2,011,117         825,767

Selling and administrative                                                                1,724,701       2,025,653
                                                                                      -------------  --------------
Operating income (loss)                                                                     286,416      (1,199,886)

Other income (expense)
   Severance and other charges                                                                              (38,000)
   Gain on sale of assets                                                                    81,086         416,235
   Miscellaneous income                                                                      23,319          13,774
   Interest expense                                                                        (578,478)       (668,372)
                                                                                      -------------  --------------
     Total other expense, net                                                              (474,073)       (276,363)
                                                                                      -------------  --------------
Loss before income taxes                                                                   (187,657)     (1,476,249)

Benefit from income taxes                                                                   (30,747)       (122,000)
                                                                                      -------------  --------------
Net loss                                                                              $    (156,910) $   (1,354,249)
                                                                                      =============  ==============
BASIC AND DILUTIVE LOSS PER SHARE                                                     $        (.12) $        (1.00)
                                                                                      =============  ==============
WEIGHTED AVERAGE NUMBER OF BASIC AND
   DILUTED COMMON SHARES OUTSTANDING                                                      1,356,425       1,356,425



Notes to consolidated financial statements are an integral part of this statement.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                               Common Stock
                                                          ----------------------
                                                          Number of                  Additional
                                                           Shares                      Paid-in          Retained
                                                           Issued         Amount       Capital          Earnings

BALANCES AT MARCH 31, 1997                                1,356,425     $  13,564   $   577,123     $    1,970,278

   Net loss                                                                                             (1,354,249)
                                                        -----------     ---------   -----------     --------------
BALANCES AT MARCH 31, 1998                                1,356,425        13,564       577,123            616,029

   Net loss                                                                                               (156,910)
                                                        -----------     ---------   -----------     --------------
BALANCES AT MARCH 31, 1999                                1,356,425     $  13,564   $   577,123     $      459,119
                                                        ===========     =========   ===========     ==============



Notes to consolidated financial statements are an integral part of this statement.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 1999 and 1998


                                                                                          1999            1998

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                          $    (156,910)  $   (1,354,249)
   Adjustments to reconcile net loss to net cash
       provided by operating activities:
     Depreciation and amortization of property and equipment                             1,108,525        1,595,523
     Amortization of capitalized financing costs                                           171,412          108,096
     Gain on sale of assets                                                                (81,086)        (416,235)
     Provision for losses on accounts receivable                                            59,325
     Deferred gain on building sale                                                        (92,779)
     Severance and other charges                                                                             38,000
     Deferred rent                                                                          60,180           37,554
     Changes in assets and liabilities:
       Decrease (increase) in restricted cash                                             (122,291)         433,837
       Decrease (increase) in trade accounts receivable                                   (457,829)         107,646
       Decrease (increase in refundable income taxes                                        (1,331)        (350,114)
       Decrease (increase) in other assets                                                 128,092           62,379
       (Decrease) increase in accounts payable and accrued liabilities                    (153,131)        (631,377)
       (Decrease) increase in customer deposits                                             (9,982)        (247,880)
                                                                                     -------------   --------------
           Net cash provided by operating activities                                       452,195           83,408

CASH FLOWS FROM INVESTING ACTIVITIES:
   Property and equipment additions                                                       (377,623)        (561,702)
   Proceeds from sale of assets                                                            747,092          815,627
   Other assets                                                                            (90,470)
                                                                                     -------------   --------------
           Net cash provided by investing activities                                       278,999          253,925

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in line of credit                                                92,522         (703,915)
   Long-term borrowings                                                                                   4,816,350
   Payments on long-term borrowings                                                       (783,296)      (4,279,397)
   Payments for financing costs                                                            (54,322)        (372,933)
                                                                                     -------------   --------------
           Net cash used for financing activities                                         (745,096)        (539,895)
                                                                                     -------------   --------------
DECREASE IN CASH                                                                           (13,902)        (202,562)

CASH AT BEGINNING OF YEAR                                                                   330,055         532,617
                                                                                     --------------  --------------
CASH AT END OF YEAR                                                                  $     316,153   $      330,055
                                                                                     =============   ==============

                                                    -Continued-


Notes to consolidated financial statements are an integral part of this statement.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

YEARS ENDED MARCH 31, 1999 and 1998



                                                                                          1999            1998

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash payments made for:
     Income taxes received                                                           $     (44,608)  $     (469,000)
                                                                                     =============   ==============
     Interest paid                                                                   $     645,500   $      508,000
                                                                                     =============   ==============



SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

As discussed in Note 7, in June 1998 the Company entered into a sale-leaseback transaction. Non-cash proceeds of $835,000 were used to reduce the Company's term debt, $275,000, and to pay off the Company's mortgage of the disposed buildings, $560,000.

During the year ended March 31, 1999, the Company entered into capital lease arrangements totaling $301,818.


Notes to consolidated financial statements are an integral part of this statement.

NORTHWEST TELEPRODUCTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1999 and 1998

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of Business - Northwest Teleproductions, Inc. and Subsidiaries (the Company) is a full-service production company providing a full range of creative, production, and postproduction service to clientele throughout the United States.

         Principles of Consolidation - The consolidated financial statements include the accounts of the Company after elimination of intercompany balances and transactions.

         Basis of Presentation - The Company's financial statements for the year ended March 31, 1999 reflect a net loss of $156,910 and a decrease in stockholders' equity from $1,206,716 at March 31, 1998 to $1,049,806 at March 31, 1999.

         Included in its net loss for 1999 are non-cash charges for depreciation and amortization of property and equipment ($1,108,525) and amortization of capitalized financing costs ($171,412). Capital additions included $377,623 of cash expenditures and $301,818 of capital leases. The Company also realized a one-time $122,000 charge for the write off of supplies inventory due to changes in production equipment and technology.

         Management continued its program to reduce cash expenditures that started in February 1997 by taking the following actions during the year ended March 31, 1999:

         o Entered into a sale-leaseback transaction in June 1998 that generated cash to pay down liabilities, including bank debt of approximately $835,000.
         o        Reduced monthly principal payments on the Company's term debt
         o Restructured the terms of its subordinated debt on June 28, 1999 (see Note 8) to extend principal payment dates to the five year period beginning in July 2000.
         o Negotiated a new health insurance program which will save the Company approximately $55,000 per year over the former program.
         o        Reduced its interest expense by $90,000 from 1998.

         The Company has a bank credit agreement which consists of a $8,500,000 revolving credit facility with a term expiring in April 2000. This agreement is further discussed in Note 2.

         As of March 31, the Company has signed contracts with customers for shows totaling approximately $6,800,000 and anticipates recognizing revenues of $5,200,000 from these contracts during its fiscal year 2000.

         In the opinion of management, the aforementioned actions and agreements will enable the Company to fulfill its obligations in the normal course through its fiscal year ending March 31, 2000.

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

         Cash - The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

         Restricted Cash - Restricted cash consists of customer payments received on contracts to be utilized for specific production costs.

         Other Assets - Other current assets consist of prepaid expenses and the current portion of capitalized finance costs, as well as, videotapes, tape reels, tape cassettes, electronic components, and other supplies used in recording of film, videotape production, and equipment maintenance. Other non-current assets consist primarily of deposits and the non-current portion of deferred financing costs. Deferred financing costs are amortized over the life of the Company's bank credit agreement and included in interest expense. Prepaid expenses, tapes, and other supplies are expensed as used. During the fourth quarter of the year ended March 31, 1999, the Company wrote off approximately $122,000 of its supplies inventory due to changes in production equipment and technology.

         Property and Equipment - Property and equipment are stated at the lower of cost or estimated fair value. Depreciation and amortization are computed using the straight-line basis over estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present values of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital leases is included in depreciation expense.

           Buildings and improvements                           15 - 30 years
           Leasehold improvements                                2 - 15 years
           Machinery and equipment                               5 - 10 years

         The Company is depreciating machinery and equipment using accelerated methods for income tax purposes.

         Estimated Fair Value - The estimated fair values of the Company's financial instruments (cash, trade accounts receivable, trade accounts payable, notes payable, and long-term debt), none of which are held for trading purposes, approximate their carrying value due to the relatively short-term nature of the instruments and/or due to the short-term floating interest rates on the borrowing and/or due to interest rates approximating rates currently available to the Company.

         Revenue Recognition and Trade Accounts Receivable - Beginning in 1986, the Company commenced performance on major government contracts which are performed over extended periods of time and are based on fixed prices. The Company subsequently began performing services under similar arrangements for non-government customers. Sales and profits on these contracts are recorded in a manner similar to the percentage-of-completion method of accounting. During the years ended March 31, 1999 and 1998 sales under these contracts accounted for 21% and 18%, respectively, of total sales. Included in accounts receivable at March 31, 1999 and 1998 are $495,000 and $273,000, respectively, of billings under government contracts and $270,000 and $292,000, respectively, of unbilled sales from government contracts. In addition, the Company has also recorded unbilled receivables due from non-government sources of $658,000 and $176,000 at March 31, 1999 and 1998, respectively.

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

         Earnings/(Loss) Per Common Share - In fiscal 1998, the Company adopted SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common shareowners divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. The dilutive effect of the warrants and stock options were not included in the 1999 and 1998 computation of dilutive earnings/loss per share because to do so would have been antidilutive for the periods presented.

         Reclassification - The presentation of certain items in the fiscal 1998 financial statements has been changed to conform to the classifications used in fiscal 1999. These reclassifications had no effect on net income or retained earnings as previously presented.

 2.      FINANCING

         At March 31, 1999 and 1998, the Company had a bank line of credit that is secured by substantially all assets. Maximum borrowings under the credit agreement were determined by an accounts receivable borrowing base calculation or $4,000,000, whichever was less. Outstanding amounts bear interest at prime plus 3% and 2.25% at March 31, 1999 and 1998, respectively (a total of 10.75% at both dates). Amounts outstanding under the line of credit were $515,806 and $423,284 at March 31, 1999 and 1998, respectively.

         Long-term debt and capital leases included the following items:



                                                                                               March 31
                                                                                    -------------------------------
                                                                                        1999              1998
        Term note payable in monthly  installments of principal
         plus interest at prime  plus  3.00% and 2.25% at March 31,
         1999 and 1998,  respectively (10.75% at March 31,
         1999 and 1998) (see below)                                                 $   1,414,553    $    2,248,239
        First mortgage note payable in monthly installments of
         principal plus interest at prime plus 2.25% (10.75% at
         March 31, 1998), paid in June 1998                                                                 594,997
        Subordinated notes convertible to common shares,
         one-fifth payable annually beginning July 2000,
         interest payable quarterly beginning in October 1999,
         at 10.5% (Note 8)                                                                562,500           562,500
        Capital lease obligations (Note 4)                                                574,498           462,293
                                                                                       ----------        ----------
                                                                                        2,551,551         3,868,029
        Less payments due within one year                                                 670,026         1,679,282
                                                                                       ----------        ----------
                                                                                    $   1,881,525    $    2,188,747
                                                                                        =========         =========


         The subordinated notes have detachable warrants that are exercisable for the purchase of 225,000 shares of common stock at $2.50 per share. The subordinated notes can be used as payment for the exercise of the warrants. Included in the subordinated notes is $412,500 payable to current and former Board members or their beneficiaries. Interest on the subordinated notes was approximately $60,000 in each year.

         On April 24, 1997, the Company and NationsCredit entered into a credit agreement which consists of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000 which includes a $3,750,000 term note that is to be repaid in 36 monthly installments, based on a five-year amortization, with the balance due April 2000. Interest on loans outstanding under the credit agreement is based on prime plus 3.00% and 2.25% at March 31, 1999 and 1998, respectively (a total of 10.75% at both dates). The agreement includes certain non-financial covenants and restricts the declaration or payment of dividends. Proceeds from the new credit agreement were used to pay off the line of credit and the term note payable outstanding at March 31, 1997.

         For fiscal year ending March 31, 1998 the payments due within one year include $560,000 of the first mortgage note payable and $275,000 of the term note payable. These amounts were paid as a result of the sale-leaseback transaction and are therefore classified as current.

         Scheduled maturities of long-term debt and capital lease obligations are as follows at March 31, 1999:

                   2000                        $   670,026
                   2001                          1,201,694
                   2002                            268,908
                   2003                            185,922
                   2004                            112,500
                   Thereafter                      112,501
                                                ----------
                                               $ 2,551,551
                                                ==========

3.       INCOME TAXES

         The provision for (benefit from) income taxes for the years ended March 31 consists of:

                                                       1999          1998
        Currently refundable:
         Federal                                                  $ (100,000)
         State                                    $  (30,747)        (22,000)
                                                     -------       ---------
                                                     (30,747)       (122,000)
        Deferred                                           -               -
                                                  ----------      ----------
                                                  $  (30,747)     $ (122,000)
                                                   =========       ==========

         Reconciliations between the income tax provisions computed at the federal statutory rate and the income tax provisions recorded are as follows:



                                                                                              1999          1998
        Income tax benefit at statutory rates
        (34% and 35% at March 31, 1999 and 1998, respectively)                            ($64,000)       ($516,000)
        State income tax less applicable federal benefit                                    (9,000)         (33,000)
        Valuation allowance                                                                114,000          957,000
        Nondeductible expenses                                                              13,000            4,000
        Contract termination loss                                                                          (478,000)
        Franchise tax refunds                                                              (31,000)         (50,000)
        Adjustment for previously recorded net loss and
         tax credit carryforwards                                                          (53,747)
        Other                                                                                                (6,000)
                                                                                         ---------         --------
                                                                                          ($30,747)       $(122,000)
                                                                                         =========        =========


         During the years ended March 31, 1999 and 1998, the Company increased the valuation allowance by $114,000 and $957,000, respectively. These changes resulted in total valuation allowances at March 31, 1999 and 1998 of $1,168,000 and $1,054,000 on the deferred tax assets, reducing the total to an amount that management believes will ultimately be realized.

         Temporary differences that give rise to the net deferred tax assets and liabilities at March 31 are as follows:




                                                                                           1999             1998
        Net current deferred tax assets:
          Severance and other                                                                             $10,000
          Allowance for doubtful accounts                                             $   24,000           65,000
          Vacation accrual                                                                53,000           65,000
          Real estate tax accrual                                                                          (6,000)
          Profit on unbilled government contracts                                                         (22,000)
                                                                                      ----------          -------
                                                                                          77,000          112,000
          Less valuation allowance                                                        77,000          112,000
                                                                                      ----------          -------
                                                                                      $        -          $     -
                                                                                      ==========          =======



                                                                                         1999             1998
        Net non-current deferred tax assets:
          Depreciation                                                              $   (187,000)    $   (538,000)
          Severance and other                                                                              13,000
          Alternative minimum tax credit and NOL carryforwards                         1,278,000        1,467,000
                                                                                    ------------     ------------
                                                                                       1,091,000          942,000
        Less valuation allowance                                                       1,091,000          942,000
                                                                                    ------------     ------------
                                                                                    $          -     $          -
                                                                                    ============     ============



         At March 31, 1999, the Company had net operating loss carryforwards of approximately $2,400,000 available to be carried to future periods. The loss carryforwards expire from 2012 through 2018 if not used.

4.       COMMITMENTS AND CONTINGENCIES

         Capital Leases - Included in machinery and equipment at March 31, 1999 and 1998 is $936,100 and $634,283 of equipment under capital lease. The accumulated amortization at March 31, 1999 and 1998 for these assets is $306,923 and $171,773 respectively. Amortization of capital leases for the years ended March 31, 1999 and 1998 included in the consolidated statements of operations was $135,150 and $147,984 respectively. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

         Minimum future payments, exclusive of the lease under the sale-leaseback, for capital leases in effect at March 31, 1999 are as follows:

         2000                                               $   271,784
         2001                                                   189,063
         2002                                                   179,851
         2003                                                    82,444
                                                            -----------
                                                                723,142
         Less portion representing interest                     148,644
                                                            $   574,498

         Operating Leases - The Company leases facilities in Minneapolis and Chicago under operating leases. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

         The Minneapolis facility has two operating leases:

         o Under the terms of a noncancelable lease commencing June 1998 and terminating June 30, 2001, monthly rental $16,614 for the first nine months, $17,030 for the next twelve months, $17,454 for the final twelve months and $17,891 for the final three months. The lease, which is with a former member of the Board of Directors, will automatically renew for a period of five years unless the Company cancels it prior to January 2001.

         o The Downtown Minneapolis facility is leased under the terms of a ten-year lease which commenced in October 1991 and provides for monthly rental of $4,133. During fiscal year 1998, the Company elected to vacate the facility and accrued $74,500 in costs associated with the remaining lease term less estimated sublease rental.

         The Chicago facility has one operating lease:

         o Under the terms of a noncancelable lease commencing September 1993 and expiring in April 2002, monthly rental of $15,010 is required during the initial 44 months of the lease decreasing to $3,129 per month for the balance of the lease. The Company has recorded rent expense on a straight-line basis recognizing deferred rent for the difference between cash payments and recorded expense. The lease has a five-year renewal option. In April 1999, the Company amended this lease for 50% of the square footage which decreased the payments to $1,565.

         All leases provide for additional rental based on shared operating expenses.

         Minimum future payments for noncancelable operating leases with an initial term of more than one year, including the lease payments associated with the sale and lease back of the Company's Edina, Minnesota facility (Note 7), at March 31, 1999 are as follows:


                                                                                                              Net
                                                                        Deferred           Deferred       Operating
                                                           Cash           Rent               Gain           Lease
                                                          Rents         Expense           (Benefit)        Expense
        Year Ending March 31:
           2000                                       $ 254,640         $   60,180        $(123,996)    $   190,824
           2001                                         237,248             60,180         (103,960)        193,468
           2002                                          72,453             60,180          (18,568)        114,065
           2003                                           1,565              5,015                            6,580
                                                      ---------         ----------        ---------     -----------
                                                      $ 565,906         $  185,555        $(246,524)    $   504,937
                                                      =========         ==========        =========     ===========


         The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were approximately $448,000 and $217,000 for the years ended March 31, 1999 and 1998, respectively.

         Litigation-The Company is involved in an employment related legal action that arose during fiscal 1999. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on the Company's financial condition.

5.       STOCKHOLDERS' EQUITY AND STOCK OPTIONS

         Accounting for Stock Based Compensation - In June 1993, the Company adopted a stock option plan that included incentive stock options for employees and non-qualified stock options for outside directors, employees, and non-employees. The terms of the incentive and non-qualified stock options are substantially the same. The plan provides for the issuance of shares of the Company's common stock at not less than fair market value at the date of grant. During fiscal 1999, the number of shares authorized for the plan was increased from 200,000 to 260,000.

         As permitted by SFAS No. 123, the Company has elected to continue following the guidance of APB 25 for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the awards made in the form of stock options. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net loss and loss per share would have been changed to the pro forma amounts indicated:

                                      1999           1998
         Net (loss):
         As reported              ($ 156,910)   ($1,354,249)
         Pro forma                  (183,203)      (1,368,537)



                                      1999           1998

         (Loss) per share:
          As reported                (.12)             (1.00)
          Pro forma                  (.14)             (1.01)

         All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Options granted typically vest over three years, with some grants vesting immediately. Options expire after three to five years.

         The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: dividend yield of 0% for all years; expected volatility of 100.5% and 79.7%; risk-free interest rates of 4.49% and 10.75%; and estimated lives of three to five years.

         A summary of the Company's stock options as of March 31, 1999 and 1998 and the changes during the years ended on those dates are as follows:

                                                                                                         Weighted
                                                                                                         Average
                                                                                                         Exercise
        Stock Options                                                                 Shares              Price
        Year ended March 31, 1997 - granted and outstanding                             85,000         $   2.07
        Year ended March 31, 1998 - granted                                             94,000             1.25
        Year ended March 31, 1998 - forfeited                                          (50,000)            2.00
                                                                                     ---------

        Options outstanding at March 31, 1998                                          129,000             1.50
                                                                                     =========

        Options exercisable at March 31, 1998                                           29,000             2.10
                                                                                     =========



        Year ended March 31, 1998 - granted and outstanding                            129,000             1.50
        Year ended March 31, 1999 - granted                                            144,000              .42
        Year ended March 31, 1999 - forfeited                                          (10,000)            1.25
        Year ended March 31, 1999 - expired                                             (6,000)            3.00
                                                                                     ----------

        Options outstanding at March 31, 1999                                          257,000              .87
                                                                                     =========

        Options exercisable at March 31, 1999                                           65,335             1.40
                                                                                     =========


         The following table summarizes information about fixed stock options outstanding at March 31, 1999.



                                              Options Outstanding                      Options Exercisable
                                    ----------------------------------------     -----------------------------
                                      Shares                                       Shares
                                    Outstanding                    Weighted      Exercisable          Weighted
                                        at          Remaining       Average          at                Average
                                     March 31,     Contractual     Exercise       March 31,           Exercise
        Exercise Price                 1999           Life           Price          1999                Price
            $0.42                    144,000           4.6           $0.42         10,000               $0.42
             1.25                     84,000           3.8            1.25         31,335                1.25
             2.00                     29,000           2.6            2.00         24,000                2.00
                                    --------           ---            ----         ------                ----
                                     257,000           4.1           $0.87         65,335               $1.40
                                    ========           ===            ====         ======                ====


         Series A Preferred Stock - The Company has authorized a total of 2,500,000 shares of preferred stock, none of which is issued. Of these authorized shares, the Company has designated 100,000 shares as Series A, cumulative, voting preferred stock with a per share par value of $.01 and a per share liquidation value equal to the greater of $100 or 100 times the per share liquidation value of common stock. Each share of Series A preferred stock has voting rights equal to 100 shares of common stock. Upon issuance, the Series A preferred stock bears a cumulative quarterly dividend equal to the greater of $1.00 or 100 times the amount of any quarterly declared dividend on common stock.

         Shareholder Rights Plan - In July 1998, the Board of Directors adopted a shareholder protection rights plan declaring a dividend of one right for each share of the Company's common stock outstanding on August 14, 1998. The rights, which may be exercised (except by the acquirer of 15 percent or more of the Company's common stock) at a time specified by the Board of Directors after a person or group has acquired, or announced and intends to acquire, 15 percent or more of the Company's stock, entitle the holder to purchase stock having a market value equal to twice the exercise price. If the acquirer acquires more than 15 percent, but not more than 50 percent, of the Company's common stock, the Board may elect to exchange common stock for the preferred stock rights in accordance with a formula specified in the Company's Rights Agreement. The rights are redeemable for $.001 per right until becoming exercisable and have a life of 10 years unless redeemed earlier or extended by the Company.

6.       EMPLOYEE BENEFIT PLAN

         The Company maintains an employee benefit plan as set forth under
         Section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under this plan, the Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.50% of an employee's covered compensation. The cost of these contributions was approximately $50,000 and $78,000 for the years ended March 31, 1999 and 1998, respectively.

7.       RELATED PARTY TRANSACTIONS

         On October 1, 1997, the Company executed two promissory notes totaling $412,000 with a member of the Board of Directors, as an advance against two income tax refunds receivable (Minnesota and Illinois). The notes were paid, with interest, per the terms of the notes, when the refunds were received.

         On June 24, 1998, the Company entered into a sale-leaseback transaction of two buildings with Lindue, LLC, a Minnesota limited liability corporation owned by a member of the Company's Board of Directors. The individual subsequently resigned from the Board of Directors. Proceeds from the sale-leaseback were $1.6 million, of which $112,000 in accrued interest and a $20,000 security deposit were held in escrow by the landlord. The interest was subsequently remitted to the Company and paid to the noteholders. Of the sales proceeds, $275,000 and $560,000, respectively, were used to pay down the Company's term debt and mortgage on the building.

8.       SUBSEQUENT EVENTS

         In July 1998, the Company did not to make the first of its originally scheduled annual principal and interest payments on its subordinated debt. On June 28, 1999, the Company restructured the principal and interest payment terms of its subordinated notes payable. The principal payment terms were changed from being made over a three-year period beginning in July 1998 to a five-year period beginning in July 2000. Interest payments were also changed from annual payments to quarterly payments beginning in October 1999. The subordinated notes are presented in the accompanying financial statements in accordance with the restructured terms since those terms more properly reflect the commitments of the Company. Other terms of the subordinated notes remained unchanged as a result of this restructuring.