Form 10KSB, Exhibit 13
period 2000-03-31
BROADVIEW MEDIA INC
filed 2000-06-29
CIK 73048

EXHIBIT 13

BROADVIEW MEDIA, INC. AND SUBSIDIARIES



                                              Year Ended March 31
                                        2000                       1999
                                 High           Low         High         Low

MARKET PRICES

Quarter Ended:
   June 30                     $    .96       $ .53       $  1.31      $   .94
   September 30                     .87         .25          1.19          .50
   December 31                      .71         .33           .63          .26
   March 31                        2.28         .43           .81          .26

     The Company's common stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BDVM. Current published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Prior to April 3, 1999, the Company's stock was traded on the Nasdaq National Market. The table above sets forth the high and low closing sales prices as reported by Nasdaq during the last two fiscal years.

     The Company has not paid dividends since fiscal 1991.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations:

Consolidated sales for the year ended March 31, 2000 of $9,941,987 compares to consolidated sales of $10,662,581 in 1999. The 6.8% change in overall sales from fiscal 1999 to fiscal 2000 is the result of:

  0  decreased revenues from the termination of our Department of Defense
     (DOD) contract;
  0 decreased revenues associated with the closing of our Dallas, TX operation;
  0  increased programming revenues;
  0 increased revenues from our Minneapolis based Creative Services Group; 0 increased overall sales in our traditional production business in
     Minneapolis and Chicago

The Company's estimated production orders at March 31, 2000 are $6,660,000, all of which are associated with show production for cable and network broadcast. The Company's estimated production orders at March 31, 1999 were $6,800,000. Included in the1999 amount was DOD production orders estimated at $560,000 and show production for cable and network broadcast estimated at $6,100,000.

During the current fiscal year, we experienced sales increases in our traditional production business, excluding the reduced sales affect of our closed facility in Dallas, and we are continuing to achieve growth in our programming and content group. In order to continue that momentum we will continue to invest in the skilled personnel needed to accelerate the creation, sale, and production of programming for the broadcast market. Management considers this an area of importance and growth. It is management's belief that providers of quality programming will be in demand as the outlets for content continue to expand beyond the traditional distribution provided by cable and network operators. The Internet has shown that it will play a key role in the distribution of programming and the development of content. We believe that content will play a vital role in the Internet's development. In the area of creative and marketing services, the Company's assembled creative team led by a creative director with 15 years of advertising experience has brought new clients and revenues to the Company. The combination of our television and radio broadcast experience coupled with the addition of creative and marketing professionals will enhance our position within the marketplace.

For the years ended March 31, 2000 and March 31, 1999, DOD contract sales equaled 5.7% and 21%, respectively, of total sales. Department of Defense production in fiscal 2000 consisted of completion of the balance of the contract requirements for the fifth and final year of the five-year agreement. The Company expects no further work orders at this time from the DOD.

Gross profits increased to 22.9 % of sales from 18.9% of sales in the prior year. This is the fourth year of increases in our gross profit and the highest since the fiscal year ended March 31, 1995. Cost of products and services sold, as a percentage of sales, equaled 77.1% and 81.1% for the years ended March 31, 2000 and 1999, respectively. Included in our cost of sales for fiscal 1999 was a charge of $122,455 to write down our parts inventory. The parts were written down as a result of changes in production equipment and technology. The inventory write down had 1.1% effect on prior year gross profit. The decrease in the cost of sales percentage in fiscal 2000 is the result of reductions in fixed overhead such as payroll, depreciation and occupancy costs along with reduced expenditures for job related variable costs. The reduction in variable costs was accomplished through cost controls.

EBITDA for the year ended March 31, 2000 was approximately $2,056,000, compared to $1,640,000 for the previous year, an increase of 25.5%.

Selling, general, and administrative expenses for the years ended March 31, 2000 and 1999 totaled $1,625,150 and $1,724,701 respectively. Included in fiscal 2000 were legal and settlement expenses of approximately $256,000 associated with the settlement of a lawsuit filed against the Company in May of 1999. Total selling and administrative expenses, including the legal and settlement expenses, for fiscal 2000 decreased approximately $99,500 or 5.7% from fiscal 1999. Reasons for the decrease include reductions in payroll, depreciation and general overhead expenses.

Interest expense of $509,023 and $578,478 for the fiscal years ended March 31, 2000 and 1999, respectively, decreased $69,455 or 12% reflecting decreases in long and short term borrowings during fiscal 2000 compared to 1999. (Note 2 of the Consolidated Financial Statements).

During fiscal 2000 the Company sold its building in Dallas, TX. The sale closed on November 23, 1999. The Company realized a gain of $275,153 on the sale. The net proceeds of $564,825 were used to pay down long-term debt. The Company also announced that in conjunction with the sale of its building in Dallas, the Company decided to close its Dallas television production operation. The decision to close the Dallas operation was influenced by significant operating losses incurred by this operation during the last two and a half years. For the fiscal year ended March 31, 2000 the Dallas operation had sales of $324,704 and a loss from operations of approximately $193,000 compared to the fiscal year ended March 31, 1999, the Dallas subsidiary had sales of approximately $574,000 and a loss from operations of $513,590. The Company has redistributed some of the equipment of the Dallas operation to its other facilities and some of the equipment has been sold. The proceeds from equipment sales, was approximately $127,000, were used to pay down the Company's long-term debt.

The tax expense for fiscal 2000 represents minimum payments for income taxes. For fiscal 1999, the tax benefit reflects refunds received during 1999 for items, such as state franchise taxes, where the ultimate collectibility was uncertain, and, therefore, no deferred tax asset was previously recorded. At March 31, 2000, the Company had deferred tax assets of $936,000. Management has recorded a valuation allowance of $936,000 on the deferred tax assets. In the future, management may at its discretion, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of $1,900,000 that can be utilized to offset future earnings. (Note 4 of the Consolidated Financial Statements).

Forward Looking Statements
This section contains disclosures, which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "envision," "plan," or "continue." These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company.

Looking forward to fiscal 2001, our three primary business groups, Programming, Creative Services and Production Services, will continue to expand their sales efforts and look into new markets for opportunities. The Programming Group has primary responsibility for the development and production of cable and network shows along with consumer and business media products. The Creative Services Group is responsible for combining broadcast capabilities and experience with creative development and marketing support skills to provide clients with a turn key media solution. The Production Services Group is responsible for pursuing and developing the traditional corporate, industrial and agency markets. This group services their markets with video and film production, postproduction, graphic design services and satellite and fiber connectivity to distribute video and audio content.

The Programming Group currently has in production four shows for broadcast and cable television and one program for Internet broadcast. Two of the shows in production have multiple season orders, which are in concurrent production. We have developed a program in partnership with Northwest Airlines titled "Fearless Flying". We have developed an e-commerce website at www.fearlessflying.com where this product is for sale. This site will be expanded as we add titles and products. The Company is currently in production on other products that we will own and sell to into the consumer and business markets. Additionally, this team continues to evaluate broadcast and content development opportunities for the Internet, along with other special interest programs for business and consumer use.

The Creative Services Group has had a number of successes in its first official year. During the year the Group added to its list of clients seeking creative and broadcast support:
   0  an International producer of food products
   0  two State of Minnesota agencies
   0  a national provider of health services for the disabled
   0  one of Minnesota's largest golf courses
   0  a national dot com group specializing in career resources

We believe that we can continue to expand our base with clients, such as those listed above, that engage us for repeat business as their turn key creative and broadcast specialists.

The Production Services Group, which includes general production services in Minneapolis and Chicago, experienced a significant increase in business volume in the past fiscal year. This group will continue to expand their sales staff to achieve increased revenues.

We have added Internet support services to include, design and development, audio and video encoding services and streaming media support. In addition we can now support client requests for CD-ROM and DVD production services.

The emphasis in the past few years has been overhead reductions and costs savings. We will continue this as a way of life. But, our emphasis now has returned to growing our businesses. We will need to continue making investments in staffing and developing partnership arrangements to expand our reach. We are investing in new product development in order to stay ahead. We will expand and enhance our Company website to promote and provide media streaming along with other e-commerce opportunities. This management team will be aggressive in pursuing these opportunities.

Liquidity and Capital Requirements:
The net income of $441,505 in fiscal 2000 increased stockholders' equity from $1,049,806 at March 31, 1999 to $1,491,882 at March 31, 2000. The net loss of
$156,910 in fiscal 1999 reduced stockholders' equity from $1,206,716 at March 31, 1998 to $1,049,806 at March 31, 1999.

On April 20, 2000 the Company entered into a financing agreement with Fidelity Bank which consists of a $1,000,000 working capital line of credit expiring May 2001, a $400,000 equipment purchases line of credit expiring January 1, 2001, and a $400,000 term note due in monthly installments through April 2004. Interest on all loans outstanding under the financing agreement is based on prime plus .5%. The financing is secured by substantially all of the Company's assets. Proceeds from the new term note were used to pay off the Nations Credit term note outstanding at March 31, 2000. This new financing arrangement with Fidelity Bank will reduce the Company's cost of financing its term debt through lower interest rates, an elimination of loan services fees, renewal fees and other loan servicing fees imposed by Nations Credit under the terms of our previous agreement. Additionally, there will be productivity gains in the accounting department from eliminated administrative work imposed by Nations Credit, which required specific reporting, and documentation requirements. Also eliminated will be the expense of field audits conducted by Nations Credit at least once per quarter at the expense of the Company. (Note 3 of the Consolidated Financial Statements).

On April 24, 1997, the Company entered into a credit agreement with Nations Credit. The credit agreement has a three-year term and consists of an $8,500,000 revolving credit facility. The agreement includes a term note of $3,750,000 to be repaid in monthly installments over three years. The payment is based on a five-year amortization with the balance due at the end of the three-year period.

In June 1999, the Company restructured the payment terms of its subordinated notes payable. (Note 3 of the Consolidated Financial Statements).

In June 1998, the Company sold its Edina, Minnesota buildings in a sale and leaseback transaction. The Company used the proceeds to reduce debt, pay off accounts payables, and fund facility improvements. See the section "Cash Generation and Deployment". (Note 8 of the Consolidated Financial Statements).

Management does not believe that inflation will have a material affect on the Company's financial results.

Management believes the actions taken during fiscal 2000 will enable the Company to fulfill its obligations in the normal course of business through its fiscal year 2001.

Cash Generation and Deployment:
In fiscal 2000, $2,163,532 of cash was generated from operating activities, compared to $452,195 in fiscal 1999. The increase in 2000 compared to 1999 is the result of the changes in working capital coupled with significantly improved operating results. The Company utilized cash to pay down payables. Compared to fiscal 1999, which had a net payable decrease of $153,131, fiscal 2000 had a decrease in payables of $594,657. In fiscal 1999, the Company had a decrease in client deposits of $9,982. In fiscal 2000, the Company added an additional $990,668 of deposits to be applied towards future work. Capital expenditures for property, plant, and equipment were $483,899 in 2000 compared to $679,441 in 1999. The 2000 and 1999 depreciation charges were $953,813 and $1,108,525, respectively. The lower level of capital expenditures over the past two years is the result of a significant upgrade of plant and production equipment in years prior to 1996 and a change in the business mix toward the production of shows and creative services. Also changes in the industry to off-the-shelf computer hardware and software-based equipment results in lower costs for equipment. Management continues to invest in and upgrade equipment at levels believed to be necessary.

During fiscal 2000 the Company sold its building in Dallas, TX. The sale closed on November 23, 1999. The net proceeds of $564,825 were used to pay down long-term debt. The Company also announced that in conjunction with the sale of its building in Dallas, the Company decided to close its Dallas television production operation. The decision to close the Dallas operation was influenced by significant operating losses incurred by this operation during the last two and a half years. For the fiscal year ended March 31, 2000 the Dallas operation had sales of $324,704 and a loss from operations of approximately $193,000 compared to the fiscal year ended March 31, 1999, the Dallas subsidiary had sales of approximately $574,000 and a loss from operations of $513,590. The Company has redistributed some of the equipment of the Dallas operation to its other facilities and some of the equipment has been sold. The proceeds from equipment sales, was approximately $127,000, were used to pay down the Company's long-term debt.

During the previous fiscal year ended March 31, 1999 the Company sold and subsequently leased back its facilities in Minneapolis. This transaction generated cash proceeds of $1,600,000. The proceeds were utilized as follows:

     Pay off mortgage                        $560,000
     Pay down term debt                       275,000
     Reduce payables and other liabilities    427,000
     Reserve for building improvements        230,000
     Payment of fees and security deposits    108,000


In fiscal 2000, the Company's line of credit borrowings decreased $515,806 to a zero balance as compared to fiscal 1999 when the line of credit borrowings increased by $92,522 to a balance of $515,806.

Unrestricted cash balances increased by $816,737 during fiscal 2000.

                         REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Broadview Media, Inc. and
  Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Broadview Media, Inc. and Subsidiaries (the Company) as of March 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiaries as of March 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                      /s/ Boulay, Heutmaker, Zibell & Co., PLLP
                                      Certified Public Accountants

Minneapolis, Minnesota
May 26, 2000


BROADVIEW MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                         2000            1999
ASSETS
Current Assets
    Cash                                               $1,132,890      $316,153
    Restricted cash                                         3,698       124,116
    Trade accounts receivable, less doubtful
     accounts of $38,999 and $58,663, respectively      1,850,699     2,248,691
    Refundable income taxes                                13,632        18,217
    Other assets                                          130,336       262,641
                                                       ----------     ---------
            Total current assets                        3,131,255     2,969,818

Property and Equipment
    Land                                                        -        50,000
    Buildings and improvements                                  -       821,540
    Leasehold improvements                                622,353       599,553
    Machinery and equipment                            12,223,977    19,055,026
                                                       ----------    ----------
                                                       12,846,330    20,526,119
    Less accumulated depreciation                      10,881,312    17,649,003
                                                       ----------    ----------
            Total property and equipment, net           1,965,018     2,877,116

Other Assets                                              128,407       263,361
                                                       ----------    ----------
            Total assets                               $5,224,680    $6,110,295
                                                       ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
    Notes payable                                      $        -      $515,806
                                                       ----------    ----------
    Current portion of long-term debt and capital
     leases                                               396,722       670,026
    Trade accounts payable                                306,231       725,515
    Commissions, salaries, and withholdings               206,837       423,420
    Accrued expenses                                      243,782       202,572
    Customer deposits                                   1,385,769       395,101
    Deferred gain from building sale                       62,376       123,996
                                                        ---------     ---------
            Total current liabilities                   2,601,717     3,056,436

Deferred Gain from Building Sale                           78,212       122,528

Long-Term Debt and Capital Leases, less payments due
     within one year                                    1,052,869     1,881,525

Commitments and Contingencies

Stockholders' Equity
    Preferred stock,  2,500,000 shares authorized,
      none issued
    Common stock, par value $.01 per share;
     authorized 10,000,000 shares, 1,357,759
     shares in 2000 and 1,356,425 shares in 1999
     issued and outstanding                                13,578        13,564
    Additional paid-in capital                            577,680       577,123
    Retained earnings                                     900,624       459,119
                                                        ---------     ---------
            Total stockholders' equity                  1,491,882     1,049,806
                                                        ---------     ---------
            Total liabilities and stockholders'
               equity                                  $5,224,680    $6,110,295
                                                       ==========    ==========

Notes to Consolidated Financial Statements are an integral part of this Statement.



BROADVIEW MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED MARCH 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                2000                1999
Net Sales                                    $9,941,987         $10,662,581

Costs of Products and Services Sold           7,662,918           8,651,464
                                             -----------        ------------
Gross Profit                                  2,279,069           2,011,117

Selling and Administrative                    1,625,150           1,724,701
                                             -----------        ------------

Operating Income                                653,919             286,416

Other Income (Expense)
    Gain on sale of assets                      312,115              81,086
    Miscellaneous income                         33,944              23,319
    Severance and related charges               (59,958)                  -
    Interest income                              20,092                   -
    Interest expense                           (509,023)           (578,478)
                                             -----------        ------------
            Total other expense, net           (202,830)           (474,073)
                                             -----------        ------------

Income (Loss) Before Income Taxes               451,089            (187,657)

Provision for (Benefit From) Income Taxes         9,584             (30,747)
                                             -----------        ------------

Net Income (Loss)                              $441,505           $(156,910)
                                             ===========        ============
BASIC INCOME (LOSS) PER SHARE                      $.33               $(.12)
                                             ===========        ============

BASIC WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                 1,356,560           1,356,425
                                             ===========        ============

DILUTED INCOME (LOSS) PER SHARE                    $.31               $(.12)
                                             ===========        ============

DILUTED WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                 1,407,614           1,356,425
                                             ===========        ============

Notes to Consolidated Financial Statements are an integral part of this Statement.


BROADVIEW MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------
                                      Common Stock
                                  -------------------
                                  Number of             Additional
                                   Shares                Paid-in      Retained
                                   Issued     Amount     Capital      Earnings
BALANCES AT MARCH 31, 1998       1,356,425    $13,564    $577,123     $616,029

    Net loss                                                          (156,910)
                                 ---------    -------    --------     ---------

BALANCES AT MARCH 31, 1999       1,356,425     13,564     577,123      459,119

    Stock options exercised          1,334         14         557

    Net income                                                         441,505
                                 ---------    -------    --------     ---------
BALANCES AT MARCH 31, 2000       1,357,759    $13,578    $577,680     $900,624
                                 =========    =======    ========     ========

Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED MARCH 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                            2000          1999
Cash Flows from Operating Activities:
  Net income (loss)                                       $441,505    $(156,910)
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Depreciation and amortization of property
     and equipment                                         953,813    1,108,525
    Amortization of capitalized financing costs            188,112      171,412
    Gain on sale of assets                                (312,115)     (81,086)
    Provision for (recovery of) losses on accounts
      receivable                                           (19,664)      59,325
    Deferred gain on building sale                        (105,936)     (92,779)
    Deferred rent                                           60,180       60,180
    Changes in assets and liabilities:
      Decrease (increase) in restricted cash               120,418     (122,291)
      Decrease (increase) in trade accounts receivable     395,623     (457,829)
      Decrease (increase) in refundable income taxes         4,585       (1,331)
      Decrease in other assets                              41,000      128,092
      Decrease in accounts payable and accrued
       liabilities                                        (594,657)    (153,131)
      Increase (decrease) in customer deposits             990,668       (9,982)
                                                        -----------   ----------
        Net cash provided by operating activities        2,163,532      452,195

Cash Flows from Investing Activities:
  Property and equipment additions                        (402,856)    (377,623)
  Proceeds from sale of assets                             754,299      747,092
  Other assets                                                   -      (90,470)
                                                        -----------   ----------
        Net cash provided by investing activities          351,443      278,999

Cash Flows from Financing Activities:
  Stock options exercised                                      571
  Net (decrease) increase in line of credit               (515,806)      92,522
  Payments on long-term borrowings                      (1,187,240)    (783,296)
  Proceeds from long-term borrowings                         4,237            -
  Payments for financing costs                                   -      (54,322)
                                                        -----------   ----------
        Net cash used for financing activities          (1,698,238)    (745,096)
                                                        -----------   ----------

Increase (Decrease) in Cash                                816,737      (13,902)

Cash at Beginning of Year                                  316,153      330,055
                                                         ----------   ----------

Cash at End of Year                                     $1,132,890     $316,153
                                                        ==========    ==========
                                                    -Continued-
Notes  to  Consolidated  Financial  Statements  are an  integral  part  of  this
Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED MARCH 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                           2000          1999
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash payments made for:
    Income taxes paid (received)                          $  4,999   $(  44,608)
                                                          ========   ===========

    Interest paid                                         $551,096     $645,500
                                                          ========   ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES
    Capital lease obligations incurred                    $ 81,043     $301,818
                                                          ========   ===========
    Trade account receivable converted to a note
     receivable                                           $ 22,033
                                                          ========
   Sale-leaseback transaction, proceeds used for:
      Repayment of term debt                                           $275,000
      Repayment of mortgage on disposed buildings                       560,000
                                                                       ---------

       Total                                                           $835,000
                                                                     ===========

Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999
--------------------------------------------------------------------------------






1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Broadview Media, Inc. and Subsidiaries, formerly known as Northwest Teleproductions, Inc. and Subsidiaries, (the Company) is a full-service production company providing a full range of creative, production, and postproduction service to clientele throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company after elimination of intercompany balances and transactions.

Management Estimates

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

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Other Assets

Other current assets consist of prepaid expenses and the current portion of capitalized finance costs, as well as videotapes, tape reels, tape cassettes, electronic components, and other supplies used in recording of film, videotape production, and equipment maintenance. Other non-current assets consist primarily of deposits and the non-current portion of deferred financing costs. Deferred financing costs are amortized over the life of the Company's bank credit agreement and included in interest expense. Prepaid expenses, tapes, and other supplies are expensed as used. During the fourth quarter of the year ended March 31, 1999, the Company wrote off approximately $122,000 of its supplies inventory due to changes in production and technology.

Property and Equipment

Property and equipment are stated at the lower of cost or estimated fair value. Depreciation and amortization are computed using the straight-line basis over estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present values of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital leases is included in depreciation expense. Management assigns useful lives to property and equipment as follows:

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

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition and Trade Accounts Receivable

Beginning in 1986, the Company commenced performance on major government contracts which are performed over extended periods of time and are based on fixed prices. The Company subsequently began performing services under similar arrangements for non-government customers. Sales and profits on these contracts are recorded in a manner similar to the percentage-of-completion method of accounting. Included in accounts receivable at March 31, 2000 and 1999 is $566,000 and $928,000, respectively, of unbilled receivables arising under these contracts.

Stock-Based Compensation

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

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The number of shares used in the calculations of EPS are as follows:


                                                      2000             1999

    Weighted average number of common shares
      used in basic EPS                            1,356,560        1,356,425

    Effect of dilutive stock options                  51,054             -
                                                   ---------        ---------


    Weighted average number of common shares
      and dilutive potential common stock used
      in diluted EPS                               1,407,614        1,356,425
                                                   =========        =========

Antidilutive options and warrants totaling 486,583 shares (Notes 3 and 6) were not included in the computation of diluted earnings per share for fiscal year 2000. All such options and warrants were antidilutive for fiscal year 1999.

2.  CONCENTRATIONS AND RISKS AND UNCERTAINTIES

The Company derived approximately 35% of its revenues from one customer who accounted for 39% of the Company's accounts receivable balance at March 31, 2000. The Company derived approximately 45% of its revenues from two customers who accounted for 42% of the Company's accounts receivable balance at March 31, 1999.

3.  FINANCING

At March 31, 2000 and 1999, the Company had a bank line of credit that is secured by substantially all assets. Maximum borrowings under the credit agreement were determined by an accounts receivable borrowing base calculation or $4,000,000, whichever was less. Outstanding amounts bear interest at prime plus 3% at March 31, 2000 and 1999 (a total of 12% and 10.75%, respectively). There were no borrowings on line of credit at March 31, 2000. The amount outstanding under the line of credit was $515,806 at March 31, 1999.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





3.  FINANCING - Continued

Long-term debt and capital leases included the following items at March 31:


                                                        2000         1999
  Term note payable in monthly installments
  of principal plus interest at prime plus
  3.00% at March 31, 2000 and 1999, (a total
  of 12% and 10.75%, respectively)(see below)          $436,455   $1,414,553

  Subordinated notes convertible to common
  shares, one-fifth payable annually beginning
  July 2000, interest payable quarterly
  beginning in October 1999, at 10.5%(see below)        562,500      562,500

  Capital lease obligations at implicit rates
  from 13% to 16%, payable in monthly
  installments ranging from $705 to $8,323,
  terminating in fiscal years 2002 and 2003.
  (Note 5)                                              450,636      574,498
                                                     ----------   ----------
                                                      1,449,591    2,551,551
  Less payments due within one year                     396,722      670,026
                                                     ----------   ----------

                                                     $1,052,869   $1,881,525
                                                     ==========   ==========

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

In July 1998, the Company did not make the first of its originally scheduled annual principal and interest payments on its subordinated debt. On June 28, 1999, the Company restructured the principal and interest payment terms of its subordinated notes payable. The principal payment terms were changed from a three-year period beginning in July 1998 to a five-year period beginning in July 2000. Interest payments were also changed from annual payments to quarterly payments beginning in October 1999. The subordinated notes were presented in the March 31, 1999 financial statements in accordance with the restructured terms since those terms more properly reflected the commitments of the Company. Other terms of the subordinated notes remained unchanged as a result of this restructuring.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





3.  FINANCING - Continued

On April 24, 1997, the Company and Nations Credit entered into a credit agreement which consists of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000 which includes a $3,750,000 term note that is to be repaid in 36 monthly installments, based on a five-year amortization, with the balance due April 2000. Interest on loans outstanding under the credit agreement is based on prime plus 3.00%. The agreement includes certain non-financial covenants and restricts the declaration or payment of dividends.

Subsequent to March 31, 2000, the Company entered into a financing agreement with Fidelity Bank which consists of a $1,000,000 working capital line of credit expiring May 2001, a $400,000 equipment purchases line of credit expiring January 2001, and a $400,000 term note due in monthly installments through April 2004. Interest on all loans outstanding under the financing agreement is based on prime plus .5%. The financing is secured by substantially all of the Company's assets. Proceeds from the new term note were used to pay off the Nations Credit term note outstanding at March 31, 2000.

Estimated maturities of long-term debt (reflecting the credit terms of the new debt agreements subsequent to March 31, 2000) and capital lease obligations are as follows at March 31, 2000:

      2001                               $  396,722
      2002                                  390,562
      2003                                  315,019
      2004                                  225,912
      2005                                  121,376
                                         ----------

                                         $1,449,591
                                         ==========

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





4.  INCOME TAXES

The provision for (benefit from) income taxes for the years ended March 31 consists of:


                                              2000               1999
  Current
    Federal                                  $  -             $   -
    State                                     9,584            (30,747)
                                             ------           ---------
                                              9,584            (30,747)
  Deferred                                      -                 -
                                             ------           ---------
                                             $9,584           $(30,747)
                                             ======           =========

Reconciliations between the income tax provisions computed at the Federal statutory rate and the income tax provisions recorded are as follows:

                                                          2000            1999

  Income tax benefit at Federal statutory rates         $150,000      $ (64,000)
  State income tax less applicable federal benefit        10,000         (9,000)
  Valuation allowance                                   (232,000)       114,000
  Nondeductible expenses                                   7,000         13,000
  Franchise Tax Refunds                                                 (31,000)
  Adjustment for previously recorded net loss and
      tax credit carryforwards                            74,584        (53,747)
                                                        ---------     ----------
                                                        $  9,584      $ (30,747)
                                                        =========     ==========

During the years ended March 31, 2000 and 1999, the Company (decreased) increased the valuation allowance by $(232,000) and $114,000, respectively. These changes resulted in total valuation allowances at March 31, 2000 and 1999 of $936,000 and $1,168,000, respectively, on the deferred tax assets. Management reviews the estimate of this valuation account on a regular basis, and it is reasonably possible that its estimate will change in the next year.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





4.  INCOME TAXES - Continued

Temporary differences that give rise to the net deferred tax assets and liabilities at March 31 are as follows:

                                                     2000          1999

 Net current deferred tax assets:
     Allowance for doubtful accounts            $   16,000        $24,000
     Vacation accrual                               27,000         53,000
     Bonus accrual                                  18,000
     Deferred gain on sale of building              25,000
                                                -----------    -----------
                                                    86,000         77,000
     Less valuation allowance                       86,000         77,000
                                                -----------    -----------
                                                $      -       $     -
                                                ===========    ===========

 Net non-current deferred tax assets:
     Deferred gain on sale of building          $   31,000
     Depreciation                                 (258,000)    $( 187,000)
     Alternative minimum tax credit and NOL
        carryforwards                            1,077,000      1,278,000
                                                -----------    -----------
                                                   850,000      1,091,000
     Less valuation allowance                      850,000      1,091,000
                                                -----------    -----------
                                                $     -        $     -
                                                ===========    ===========

At March 31, 2000, the Company had net operating loss carryforwards of approximately $1,900,000 available to be carried to future periods. The loss carryforwards expire from 2012 through 2019 if not used.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





5.  COMMITMENTS AND CONTINGENCIES

Capital Leases

Included in machinery and equipment at March 31, 2000 and 1999 is $751,500 and $936,100, respectively, of equipment under capital lease. The accumulated amortization at March 31, 2000 and 1999 for these assets is $203,554 and $306,923, respectively. Amortization of capital leases for the years ended March 31, 2000 and 1999 included in the consolidated statements of operations was $112,619 and $135,150, respectively. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

Minimum future payments, exclusive of the lease under the sale-leaseback, for capital leases in effect at March 31, 2000 are as follows:

   2001                                                   $222,106
   2002                                                    212,894
   2003                                                    105,111
                                                          --------
                                                           540,111
   Less portion representing interest                       89,475
                                                          --------

                                                          $450,636
                                                          ========
Operating Leases

The Company leases facilities in Edina and Chicago under operating leases. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

The Company leases two buildings in Edina. Under the terms of one of the noncancellable leases in Edina commencing June 1998 and terminating June 30, 2001, monthly rent is $10,224 for the first nine months, and increases yearly by 2.5% on April 1. On January 3, 2000 this lease was extended through June 30, 2006; starting July 1, 2001 monthly rent will be $11,010, and will increase annually on April 1 by 2.5%.

Under terms of the other noncancellable lease in Edina, commencing June 1998 and terminating June 30, 2001, monthly rent is $6,390 for the first nine months, and increases yearly by 2.5% on April 1. Partial sublease of this property commenced during fiscal 2000; the related sublease income for the year ended March 31, 2000 was $35,000.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





5.  COMMITMENTS AND CONTINGENCIES - Continued

The Company also leases additional space in Minneapolis. The Company has sublet this facility through the remaining life of the lease which terminates in October 2001. The net monthly payment made by the Company is $1,000. Sublease income received was $117,058 and $29,610 for the fiscal years ended March 31, 2000 and 1999, respectively.

Under the terms of a noncancellable lease in Chicago commencing September 1993 and expiring in April 2002, monthly rent is $3,129 for the remainder of the lease. The Company has recorded rent expense on a straight-line basis, recognizing deferred rent for the difference between cash payments and recorded expense. The lease has a five-year renewal option. In April 1998, the Company amended this lease for 50% of the square footage which decreased the monthly payments to $1,565.

All leases provide for additional rental based on shared operating expenses.

Minimum future payments for noncancellable operating leases with an initial term of more than one year, including the lease payments associated with the sale and lease back of the Company's Minneapolis, Minnesota facility (Note 8), at March 31, 2000 are as follows:

                                                                          Net
                                 Subtenant    Deferred     Deferred    Operating
                       Cash        Lease       Rent          Gain        Lease
Year Ending March 31:  Rents      Payments     Expense     (Benefit)    Expense
                      ------     ---------    --------     ---------   ---------

 2001              $ 304,417    $(109,599)    $ 60,180    $( 62,376)    $192,622
 2002                215,120      (18,800)      60,180      (24,981)     231,520
 2003                138,558            -        5,015      (12,516)     131,057
 2004                138,815            -            -      (12,516)     126,299
 2005                142,286            -            -      (12,516)     129,770
 Thereafter          182,303            -            -      (15,683)     166,620
                  ----------    ----------    --------    ----------    --------
                  $1,121,499    $(128,399)    $125,375    $(140,588)    $977,887
                  ==========    ==========    ========    ==========    ========

The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were approximately $432,000 and $448,000 for the years ended March 31, 2000 and 1999, respectively.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





5.  COMMITMENTS AND CONTINGENCIES - Continued

Litigation

The Company was involved in an employment related legal action that arose during fiscal 1999. This legal action was settled during fiscal 2000. The Company incurred legal and related expenses of approximately $256,000 throughout fiscal 2000; of which approximately $200,000 was incurred in the fourth quarter.

6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

Accounting for Stock Based Compensation

In June 1993, the Company adopted a stock option plan that included incentive stock options for employees and non-qualified stock options for outside directors, employees, and non-employees. The terms of the incentive and non-qualified stock options are substantially the same. The plan provides for the issuance of shares of the Company's common stock at not less than fair market value at the date of grant. During fiscal 2000, the number of shares authorized for the plan was increased from 260,000 to 385,000.

As permitted by SFAS No. 123, the Company has elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the awards made in the form of stock options. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net income (loss) and income (loss) per share would have been changed to the pro forma amounts indicated:


                                                   2000             1999
  Net income (loss):
      As reported                               $441,505       $(156,910)
      Pro forma                                  409,979        (183,203)
  Basic income (loss) per share:
      As reported                                   0.33            (.12)
      Pro forma                                     0.30            (.14)
  Diluted income (loss) per share:
      As reported                                    .31            (.12)
      Pro forma                                      .29            (.14)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS - Continued

All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Options granted typically vest over three years, with some grants vesting immediately. Options expire after three to five years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000 and 1999, respectively: fair value of options granted $.47 and $.32; dividend yield of 0% for all years; expected volatility of 117.9% and 100.5%; risk-free interest rates of 6.30% and 4.49%; and estimated lives of three to five years.

A summary of the Company's stock options as of March 31, 2000 and 1999 and the changes during the years ended on those dates are as follows:

                                                                        Weighted
                                                                         Average
                                                                        Exercise
         Stock Options                                    Shares          Price

 Year ended March 31, 1998 - granted and outstanding      129,000          $1.50
 Year ended March 31, 1999 - granted                      144,000            .42
 Year ended March 31, 1999 - forfeited                    (10,000)          1.25
 Year ended March 31, 1999 - expired                       (6,000)          3.00
                                                          --------
 Options outstanding at March 31, 1999                    257,000            .87
                                                          ========
 Options exercisable at March 31, 1999                     65,335           1.40
                                                          ========

 Year ended March 31, 1999 - granted and outstanding      257,000          $ .87
 Year ended March 31, 2000 - granted                      141,000            .58
 Year ended March 31, 2000 - exercised                     (1,334)           .42
 Year ended March 31, 2000 - expired                       (2,000)          2.00
 Year ended March 31, 2000 - forfeited                    (47,083)          1.02
                                                          --------
 Options outstanding at March 31, 2000                    347,583            .73
                                                          ========
 Options exercisable at March 31, 2000                    121,531            .98
                                                          ========

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS - Continued

The following table summarizes information about fixed stock options outstanding at March 31, 2000.

                            Options Outstanding           Options Exercisable
                 -----------------------------------    ------------------------
                   Shares                                  Shares
                 Outstanding                Weighted     Exercisable    Weighted
                     at        Remaining    Average          at         Average
Exercise Price    March 31,   Contractual   Exercise      March 31,     Exercise
                    2000         Life        Price          2000         Price

   $0.56            141,000         4.75       $0.58        10,000       $0.56
    0.42            120,583         3.6         0.42        46,861        0.42
    1.25             69,000         2.8         1.25        47,670        1.25
    2.00             17,000         1.6         2.00        17,000        2.00
                    -------                    -----       -------       -----
                    347,583                    $0.73       121,531       $0.98
                    =======                    =====       =======       =====
Series A Preferred Stock

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

BROADVIEW MEDIA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2000 AND 1999

--------------------------------------------------------------------------------





6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS - Continued

Shareholder Rights Plan

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

7.  EMPLOYEE BENEFIT PLAN

The Company maintains an employee benefit plan as set forth under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under this plan, the Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.50% of an employee's covered compensation. The cost of these contributions was approximately $37,000 and $50,000 for the years ended March 31, 2000 and 1999, respectively.

8.  SALE-LEASEBACK

On June 24, 1998, the Company entered into a sale-leaseback transaction of two buildings with Lindue, LLC, a Minnesota limited liability corporation owned by a former member of the Company's Board of Directors. Proceeds from the sale-leaseback were $1.6 million. Of the sales proceeds, $275,000 and $560,000, respectively, were used to pay down the Company's term debt and mortgage on the building.