Form 10KSB40, Exhibit 13
period 2001-03-31
BROADVIEW MEDIA INC
filed 2001-07-02
CIK 73048

BROADVIEW MEDIA, INC. AND SUBSIDIARY                                 EXHIBIT 13
FINANCIAL REVIEW

                                                                                 YEAR ENDED MARCH 31
                                                                     --------------------------------------------------
HIGHLIGHTS                                                                 2001             2000             1999
Net Sales                                                             $  8,096,078     $  9,941,987      $ 10,662,581
Gross Profit                                                             1,885,657        2,600,985         2,011,117
Gross Profit %                                                                  23%              26%               19%
Net Income (Loss)                                                         (534,425)         441,505          (156,910)
Per Share Earnings (Loss) - Basic                                             (.39)             .33              (.12)
Per Share Earnings (Loss) - Dilutive                                          (.39)             .31              (.12)

Capital Expenditures                                                       286,850          402,856           377,623
Net Cash Provided by Operating Activities                                  820,014        2,163,532           452,195
EBITDA                                                                     490,000        2,056,000         1,640,000
Return on Total Assets                                                        (7.3)%           16.8%              6.2%
Return On Average Stockholders' Equity                                       (43.6)%           34.7%            (13.9)%
Current Ratio                                                                 1.08%            1.20%              .97%
Stockholders' Equity                                                       960,093        1,491,882         1,049,806
Stockholders' Equity Per Share                                                 .70             1.10               .77

 QUARTERLY OPERATING RESULTS                                                 QUARTER ENDED
                                                  ---------------------------------------------------------------------
                                                        JUNE 30         SEPTEMBER 30        DECEMBER 31       MARCH 31
Year Ended March 31, 2001:
  Net sales                                             2,023,859         2,006,379          1,961,070     2,104,770
  Gross profit                                          1,679,791           372,974            327,850      (494,958)
  Net income (loss)                                        75,712            81,772           (441,202)     (250,707)
  Basic income (loss) per share                              0.06              0.06              (0.32)        (0.18)
  Dilutive income (loss) per share                           0.05              0.05              (0.32)        (0.18)
Year Ended March 31, 2000:
  Net sales                                             2,693,369         2,550,181          2,265,798     2,432,639
  Gross profit                                            573,667           506,476            515,569       683,357
  Net income (loss)                                        60,599           (36,650)           338,505        79,051
  Basic income (loss) per share                              0.04             (0.03)              0.25          0.06
  Dilutive income (loss) per share                           0.04             (0.03)              0.24          0.06

                                                                                     YEAR ENDED MARCH 31
                                                                        -----------------------------------------------
                                                                                 2001                     2000
                                                                        ----------------------   ----------------------
MARKET PRICES                                                             HIGH          LOW         HIGH         LOW
Quarter Ended
   June 30                                                                 2.00         1.12         .96         .53
   September 30                                                            2.37         1.31         .87         .25
   December 31                                                             2.31         1.00         .71         .33
   March 31                                                                1.96         1.18        2.28         .43

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

BROADVIEW MEDIA, INC. AND SUBSIDIARY
SELECTED CONSOLIDATED
FINANCIAL DATA

                                                                    YEAR ENDED MARCH 31
                                        --------------------------------------------------------------------------------
                                            2001            2000            1999             1998            1997

OPERATIONS STATEMENT DATA

  Net Sales                            $  8,096,078     $  9,941,987     $ 10,662,581     $ 11,192,233     $ 11,852,758
  Cost of  Sales                          6,210,421        7,341,002        8,651,464       10,366,466       11,518,677
                                       ------------     ------------     ------------     ------------     ------------
  Gross Profit                            1,885,657        2,600,985        2,011,117          825,767          334,081
  Selling and administrative              1,904,264        1,691,066        1,724,701        2,025,653        1,855,691
                                       ------------     ------------     ------------     ------------     ------------
  Operating Income                          (18,607)         653,919          286,416       (1,199,886)      (1,521,610)
  Other Income (Expense)
        Severance  & litigation costs      (466,826)        (315,958)                          (38,000)        (161,834)
        Gain on sale of assets               33,233          312,115           81,086          416,235
        Miscellaneous                        39,373           33,944           23,319           13,774           10,574
        Interest Income                      53,884           20,092
        Interest                           (173,356)        (509,023)        (578,478)        (668,372)        (489,953)
                                       ------------     ------------     ------------     ------------     ------------
            Total other expenses, net      (513,692)        (202,830)        (474,073)        (276,363)        (641,213)
  Income(Loss) Before
  Provision of Income Taxes                (532,299)         451,089         (187,657)      (1,476,249)      (2,162,823)
  Income (tax benefit)/taxes                  2,126            9,584          (30,747)        (122,000)        (707,000)
                                       ------------     ------------     ------------     ------------     ------------
  Net (loss) earnings                  $   (534,425)    $    441,505     $   (156,910)    $ (1,354,249)    $ (1,455,823)
                                       ============     ============     ============     ============     ============

    EARNINGS (LOSS) PER SHARE
        BASIC                                  (.39)             .33             (.12)           (1.00)           (1.07)
        DILUTED                                (.39)             .31             (.12)           (1.00)           (1.07)

NET EARNINGS (LOSS) % TO
BEGINNING EQUITY                              (35.8)%           42.1%           (13.0)%          (52.9)%          (36.2)%

BALANCE SHEET DATA
Total Assets                              4,616,424        5,224,680        6,110,295        7,407,750        9,834,218
Property, plant, & equipment, net         1,416,976        1,965,018        2,877,116        3,309,840        5,901,116
Stockholders' equity                        960,093        1,491,882        1,049,806        1,206,716        2,560,965
Shares outstanding                        1,363,926        1,357,759        1,356,425        1,356,425        1,356,425
Equity per share                                .70             1.10              .77              .89             1.89
Term obligations:
   Current portion                          393,603          396,722          670,026        1,679,282          851,610
   Long-term portion                        661,730        1,052,869        1,881,525        2,188,747        2,479,466
                                       ------------     ------------     ------------     ------------     ------------
        Total term obligations            1,055,333        1,449,591        2,551,551        3,868,029        3,331,076
Term obligations % to equity                    110%              97%             243%             321%             130%


The presentation of expenses in the operations statement data for 2000 has been changed to conform to the classifications used in 2001. These reclassifications had no effect on net income as previously reported.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS:

Consolidated sales for the year ended March 31, 2001 of $8,096,078 compares to consolidated sales of $9,941,987 in 2000. The 18.6% change in overall sales from fiscal 2000 to fiscal 2001 is illustrated as follows:

          -----------------------------------------------------------------------------------
          Sales                       2001      % of          2000      % of       Increase
                                                Sales                   Sales     (Decrease)
          -----------------------------------------------------------------------------------
          Entertainment             4,426,414    54.7       4,159,201    41.9        267,213
          -----------------------------------------------------------------------------------
          Creative                    585,574     7.2         489,518     4.9         96,056
          -----------------------------------------------------------------------------------
          Defense contract                -0-     -0-         566,530     5.7      (566,530)
          -----------------------------------------------------------------------------------
          Production                  371,801     4.5       1,141,446    11.4      (769,645)
          -----------------------------------------------------------------------------------
          Chicago                   2,712,289    33.6       3,260,588    32.9      (548,299)
          -----------------------------------------------------------------------------------
          Dallas division                 -0-     -0-         324,704     3.2      (324,704)
          -----------------------------------------------------------------------------------
            TOTAL                   8,096,078   100.0       9,941,987   100.0    (1,845,909)
          -----------------------------------------------------------------------------------


During the year ending March 31, 2001, the traditional production business declined in Minneapolis as well as Chicago. The erosion in the market has occurred because corporations are able to develop their own in-house capabilities made possible by the dramatic reduction in the cost of production and post-production equipment. The same phenomenon has allowed video editors to establish themselves as sole proprietors, purchase equipment and compete at very low rates. The Company has had limited success in responding to that change in the marketplace. In addition, the sales force had a 100% turnover in both cities; the Company experienced a transition of senior management in the 4th quarter; and significant resources were devoted to ongoing legal and management transition issues. With the exception of the ending of the defense contract and the Company's closing of the Dallas office in fiscal 2000, as discussed below, there were no extraordinary events or loss of major customers in fiscal 2001 or 2000.

During fiscal 2000 the Company sold its building in Dallas, TX. The sale closed on November 23, 1999. The net proceeds of $564,825 were used to pay down long-term debt. The Company also announced that in conjunction with the sale of its building in Dallas, the Company decided to close its Dallas television production operation.

Each year since fiscal 1986, until 2000, the Company derived a significant portion of its revenue from government twelve-month requirement contracts and renewals. In August 1993, the Registrant was awarded a new contract by the Government for the same requirements with four consecutive one-year renewal options on the part of the Government, the fourth of which has been exercised by the Government. The Company completed its final contract year of a five-year contract with the Defense Department in fiscal 2000. The Company expects no further work orders at this time from the Defense Department.

Gross profits decreased to 23.3 % of sales in fiscal 2001 from 26.2% in the prior year. The 2.9% gross profit decrease in fiscal 2001 is largely a function of decreased sales and the loss in fiscal 2000 of the government contract revenue and the closing of the Dallas facility as described above. In fiscal 2001, variable costs increased slightly (0.4%). The dollar impact of the 2.9% increase in cost of sales for fiscal 2001 is $234,786.

Selling, general, and administrative ("SG&A") expenses for the years ended March 31, 2001 and 2000 totaled $1,904,264 and $1,691,066 respectively. The $213,198
(12.6%) increase was largely due to increases of $203,000 in bad debt expense and depreciation expense of $44,500 offset by decreases in payroll expenses of $89,000.

In fiscal 2001, gain on sale of assets of $33,233 was the result of the sale of fixed assets, mainly equipment. In fiscal 2000, gain on sale of assets of $312,115 was the result of the sale of the building, equipment and furniture from the Dallas facility of $275,153 and fixed asset equipment in Minneapolis and Chicago of $36,962.

Severance and litigation costs increased by $150,867 from fiscal year 2000. The costs in the current fiscal year include severance costs, as well as accruals and legal expenses for ongoing litigation.

Interest expense was $173,356 and $509,023 for the fiscal years ended March 31, 2001 and 2000, respectively. The decrease of $335,667, or 66%, reflected decreases in long and short-term borrowings and amortization of financing costs during fiscal 2001 compared to 2000, achieved by the securing of a new bank credit facility, which allowed the Company to refinance its long and short-term borrowings, reducing the interest rate from 3.0% over prime to .5% over prime per annum. (Note 3 of the Consolidated Financial Statements).

The Company's estimated production orders as of March 31, 2001 were $7,396,000, compared to $6,660,000 at March 31, 2000, an 11.1% increase, all of which are associated with show production for cable and network broadcast.

The tax expense for fiscal 2001 and 2000 represents minimum payments for income taxes. The Company had deferred tax assets of $1,176,000 at March 31, 2001 and $936,000 at March 31, 2000. Management has recorded a valuation allowance of $1,176,000 at March 31, 2001 and $936,000 at March 31, 2000 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of $1,700,000 that can be utilized to offset future earnings. (Note 4 of the Consolidated Financial Statements).

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

Looking forward to fiscal 2002, the primary business groups, Entertainment, Creative Services and Production Services in both Minneapolis and Chicago, will continue to expand their sales efforts and explore new markets. The Entertainment Group has primary responsibility for the development and production of cable and network shows along with consumer and business media products. The Creative Services Group delivers innovative, turnkey media solutions for clients by combining broadcast capabilities and experience with creative development.

The Production Services Group is undergoing significant change. It has been responsible for pursuing and developing the traditional corporate, industrial and agency markets. This group services its markets with video and film production, postproduction, graphic design services and satellite and fiber connectivity to distribute video and audio content. As the external market continues to decline, the production staff in both cities are shifting their focus. This group will continue to sell services to outside clients, but the primary focus will be as a technical support resource for the new growth areas of the Company: the existing Entertainment Group in both cities, the Creative Group in Minneapolis and the emerging Interactive Services business in both Chicago and Minneapolis.

The Entertainment Group currently has three series in production airing on cable television. The three series, "Before and After", "New Spaces" and "TIPical Mary Ellen", are all on HGTV and represent renewals of successful, ongoing productions. Work on these series will continue throughout the year and possibly into future years.

In addition, The Entertainment Group has a number of new series and specials in active development at various cable networks. "Active development" means the shows are being reviewed by network programming executives, but have not yet received formal approval. The Company is optimistic that one or more of these new series will be approved for production.

The Entertainment Group also continues to develop proprietary products that the Company owns outright. The Company's first product, "Fearless Flying", was developed with Northwest Airlines for people who are afraid to fly. The video-based kit was launched in June 2000, and continues to sell at a steady rate. It is being sold through a dedicated website (www.fearlessflying.com), at bookstores, catalogs, and through sub-distributors.

The Entertainment Group has several new products for the business market in production. These programs will be marketed by StarThrower, Inc., a strategic partner and established distribution company that sells human resource and training programs to corporations around the country.

In addition, the Company has formed a strategic alliance with a home building expert to produce a CD-ROM training program that teaches builders how to construct better homes. The program will be sponsored by leading industry manufacturers and will be marketed directly to builders.

Other proprietary product lines include a five-part series on the American political system currently being sold to schools. A new 15-part series, called "America in the 21st Century", is currently in production, and a contract has been signed with an independent distributor to market the series to schools. It will be distributed as a video-based program as well as via streaming video on the Internet.

In its second year, the Creative Services Group grew its revenues by almost 20%. The Group has consistently added new clients to its roster and has been requested to submit requests for proposal (RFPs) to several highly visible companies in the entertainment and corporate markets. These companies are seeking long term alliances with a creative resource to provide branding, marketing strategies, media planning and buying services, creative concepting, copy writing and complete production services for all traditional and alternative media sources.

Interactive Services extends the Company's content creation capabilities beyond traditional forms of media (television, film/video production, and radio). New services include:

     a. Authoring interactive content for DVD, CD-ROM, kiosks, and the Internet
     b.   Streaming video over enterprise networks and the Internet
     c.   Designing rich media Email (e.g., an electronic newsletter)
     d.   Creating websites

These new capabilities allow the Company to sell its traditional services in a variety of new ways, taking advantage of new forms of communication and interaction.

The emphasis in fiscal 2001 continued to be overhead reductions and costs savings. In the future, the Company is committed to growing its business through strategic alliances and by building its internal sales force.


LIQUIDITY AND CAPITAL REQUIREMENTS:

In fiscal 2001, the net loss of $534,425 and stock options exercised in the amount of $2,636 decreased stockholders' equity from $1,491,882 at March 31, 2000 to $960,093 at March 31, 2001.

On April 20, 2000 the Company entered into a financing agreement with Fidelity Bank which consists of a $1,000,000 working capital line of credit, a $400,000 equipment purchases line of credit, and a $400,000 term note due in monthly installments through April 2004. Interest on all loans outstanding under the financing agreement is based on prime plus .5%. The financing is secured by substantially all of the Company's assets. Proceeds from the new term note were used to retire the previous credit facility outstanding at March 31, 2000. This new credit facility will reduce the Company's cost of financing its term debt through lower interest rates, an elimination of loan services fees, renewal fees and other loan servicing fees imposed under the terms of its previous agreement. Additionally, there have been productivity gains in the accounting department from eliminated administrative work imposed by the previous lender, which required specific reporting, and documentation. Also eliminated was the expense of field audits conducted by the previous lender once per quarter at the expense of the Company. (Note 3 of the Consolidated Financial Statements). The Company has not needed to utilize any of the $1 million available working capital line of credit or the $400,000 available for equipment purchases.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during fiscal 2001 will enable the Company to fulfill its obligations in the normal course of business through its fiscal year 2002.

CASH GENERATION AND DEPLOYMENT:

In fiscal 2001, $820,014 of cash was generated from operating activities, compared to $2,163,532 in fiscal 2000. The decrease in 2001 compared to 2000 is the result a $975,930 decrease in net income, $278,882 decrease in gain on sale of assets, $2,068 decrease in restricted cash and changes in working capital coupled with $68,444 increase in accounts receivable and $90,997 decrease in accounts payable. The Company utilized cash to pay down accounts payable. In fiscal 2001, the Company added an additional $471,164 of deposits to be applied towards future work. Capital expenditures for property, plant, and equipment were $286,850 in 2001 compared to $483,899, which included capital lease obligations of $81,043, in 2000. The 2001 and 2000 depreciation charges were $832,010 and $953,813, respectively. The lower level of capital expenditures over the past two years is the result of a significant upgrade of plant and production equipment acquired in years prior to 1996 and a change in the business mix toward the production of shows and creative services. Also changes in the industry to off-the-shelf computer hardware and software-based equipment results in lower costs for equipment. Management continues to invest in and upgrade equipment at levels believed to be necessary.

During fiscal 2001 the proceeds from equipment sales, $36,115, was used to pay down accounts payable and other accrued liabilities.

During fiscal 2000 the Company sold its building in Dallas, TX. The net proceeds of $564,825 were used to pay down long-term debt. The Company redistributed some of the equipment of the Dallas operation to its other facilities and some of the equipment was sold. The proceeds from equipment sales, approximately $127,000, were used to pay down the Company's long-term debt.

In fiscal 2001, the Company's long-term debt and capital leases decreased $391,139 to a balance of $661,730 compared to fiscal 2000 balances of $1,052,869.

Unrestricted cash balances increased by $177,657 during fiscal 2001.

                         REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Broadview Media, Inc. and
       Subsidiary
Minneapolis,  Minnesota

We have audited the accompanying consolidated balance sheet of Broadview Media, Inc. and Subsidiary (the Company) as of March 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                       Certified Public Accountants

Minneapolis, Minnesota
May 21, 2001

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                            2001           2000
                                                                       ------------   ------------
ASSETS
CURRENT ASSETS
    Cash and equivalents                                               $  1,310,547   $  1,132,890
    Restricted cash                                                           1,630          3,698
    Trade accounts receivable, less doubtful accounts of $282,416
      and $38,999, respectively                                           1,658,707      1,850,699
    Refundable income taxes                                                   3,000         13,632
    Other assets                                                            199,337        130,336
                                                                       ------------   ------------
            Total current assets                                          3,173,221      3,131,255

PROPERTY AND EQUIPMENT
    Leasehold improvements                                                  622,353        622,353
    Machinery and equipment                                              12,141,416     12,223,977
                                                                         ----------   ------------
                                                                         12,763,769     12,846,330
    Less accumulated depreciation                                        11,346,793     10,881,312
                                                                       ------------   ------------
            Total property and equipment, net                             1,416,976      1,965,018

OTHER ASSETS                                                                 26,227        128,407
                                                                       ------------   ------------

            Total assets                                               $  4,616,424   $  5,224,680
                                                                       ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Current portion of long-term debt and capital leases               $    393,603   $    396,722
    Trade accounts payable                                                   59,209        306,231
    Commissions, salaries, and withholdings                                 138,121        206,837
    Accrued expenses                                                        468,523        243,782
    Customer deposits                                                     1,856,933      1,385,769
    Deferred gain from building sale                                         24,982         62,376
                                                                       ------------   ------------

            Total current liabilities                                     2,941,371      2,601,717

DEFERRED GAIN FROM BUILDING SALE                                             53,230         78,212

LONG-TERM DEBT AND CAPITAL LEASES, less payments due within one year        661,730      1,052,869

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, 2,500,000 shares authorized, none issued Common stock, par value $.01 per share; authorized 10,000,000 shares,
        1,363,926 shares in 2001 and 1,357,759 shares in 2000 issued and
        outstanding                                                          13,639         13,578
    Additional paid-in capital                                              580,255        577,680
    Retained earnings                                                       366,199        900,624
                                                                       ------------   ------------
            Total stockholders' equity                                      960,093      1,491,882
                                                                       ------------   ------------

            Total liabilities and stockholders' equity                 $  4,616,424   $  5,224,680
                                                                       ============   ============


Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                          2001               2000
                                                                      ----------          ----------
NET SALES                                                             $8,096,078          $9,941,987

COSTS OF PRODUCTS AND SERVICES SOLD                                    6,210,421           7,341,002
                                                                      ----------          ----------

GROSS PROFIT                                                           1,885,657           2,600,985

SELLING AND ADMINISTRATIVE                                             1,904,264           1,691,066
                                                                      ----------          ----------

OPERATING INCOME (LOSS)                                                  (18,607)            909,919

OTHER INCOME (EXPENSE)
    Gain on sale of assets                                                33,233             312,115
    Miscellaneous income                                                  39,373              33,944
    Severance and litigation costs                                      (466,826)           (315,958)
    Interest income                                                       53,884              20,092
    Interest expense                                                    (173,356)           (509,023)
                                                                      ----------          ----------
            Total other expense, net                                    (513,692)           (458,830)
                                                                      ----------          ----------

INCOME (LOSS) BEFORE INCOME TAXES                                       (532,299)            451,089

PROVISION FOR INCOME TAXES                                                 2,126               9,584
                                                                      ----------          ----------

NET INCOME (LOSS)                                                     ($ 534,425)         $  441,505
                                                                      ==========          ==========

BASIC INCOME (LOSS) PER SHARE                                         ($     .39)         $      .33
                                                                      ==========          ==========

BASIC WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                          1,360,820           1,356,560
                                                                      ==========          ==========

DILUTED INCOME (LOSS) PER SHARE                                       ($     .39)         $      .31
                                                                      ==========          ==========

DILUTED WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                          1,360,820           1,407,614
                                                                      ==========          ==========


Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                     Common Stock
                                                 -------------------
                                                  Number
                                                    of                 Additional
                                                  Shares                 Paid-in        Retained
                                                  Issued     Amount      Capital        Earnings
                                                 ---------   -------   -----------      --------
BALANCES AT MARCH 31, 1999                       1,356,425   $13,564     $577,123       $459,119

    Stock options exercised                          1,334        14          557

    Net income                                                                           441,505
                                                ----------   -------     --------       --------

BALANCES AT MARCH 31, 2000                       1,357,759    13,578      577,680        900,624

    Stock options exercised                          6,167        61        2,575

    Net loss                                                                            (534,425)
                                                ----------   -------     --------       --------

BALANCES AT MARCH 31, 2001                       1,363,926   $13,639     $580,255       $366,199
                                                ==========   =======     ========       ========


Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                            2001              2000
                                                                        ----------         ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                   ($ 534,425)        $  441,505
    Adjustments to reconcile net income (loss) to net cash
        provided by operating activities:
        Depreciation and amortization of property and equipment            832,010            953,813
        Amortization of capitalized financing costs                         17,190            188,112
        Gain on sale of assets                                             (33,233)          (312,115)
        Provision for (recovery of) losses on accounts                     260,436            (19,664)
           receivable
        Deferred gain on building sale                                     (62,376)          (105,936)
        Deferred rent                                                        8,789             60,180
        Changes in assets and liabilities:
            Decrease in restricted cash                                      2,068            120,418
            (Increase) decrease in trade accounts receivable               (68,444)           395,623
            Decrease in refundable income taxes                             10,632              4,585
            Decrease in other assets                                         7,200             41,000
            Decrease in accounts payable and accrued liabilities           (90,997)          (594,657)
            Increase in customer deposits                                  471,164            990,668
                                                                        ----------         ----------
                Net cash from operating activities                         820,014          2,163,532

CASH FLOWS FROM INVESTING ACTIVITIES:
    Property and equipment additions                                      (286,850)          (402,856)
    Proceeds from sale of assets                                            36,115            754,299
                                                                        ----------         ----------
                Net cash from (used for) investing activities             (250,735)           351,443

CASH FLOWS FROM FINANCING ACTIVITIES:
    Stock options exercised                                                  2,636                571
    Net decrease in line of credit                                                           (515,806)
    Payments on long-term borrowings                                      (794,258)        (1,187,240)
    Proceeds from long-term borrowings                                     400,000              4,237
                                                                        ----------         ----------
                Net cash used for financing activities                    (391,622)        (1,698,238)
                                                                        ----------         ----------

INCREASE IN CASH AND EQUIVALENTS                                           177,657            816,737

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                1,132,890            316,153
                                                                        ----------         ----------

CASH AND EQUIVALENTS AT END OF YEAR                                     $1,310,547         $1,132,890
                                                                        ==========         ==========


                                   -Continued-
Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                         2001                  2000
                                                                      ---------              --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION
    Cash payments made for:
        Income taxes paid (refunded)                                  $(  8,506)             $  4,999
                                                                      =========              ========
        Interest paid                                                 $ 180,828              $551,096
                                                                      =========              ========

SUPPLEMENTAL DISCLOSURE OF NONCASH
    INVESTING AND FINANCING ACTIVITIES
    Capital lease obligations incurred                                                       $ 81,043
                                                                                             ========
    Trade account receivable converted to a note receivable                                  $ 22,033
                                                                                             ========


Notes to Consolidated Financial Statements are an integral part of this Statement.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Broadview Media, Inc. and Subsidiary (the Company) provide a complete line of media related services from concept development to production services through distribution to clientele throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company after elimination of intercompany balances and transactions.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those amounts. During the fourth quarter of the year ended March 31, 2001, the Company increased its allowance for doubtful accounts by approximately $122,000, and recognized additional severance costs of approximately $20,000.

Cash and Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation. Cash in money market funds is not federally insured. At March 31, 2001 and 2000, such investments were approximately $531,000 and $996,000, respectively.

Restricted Cash

Restricted cash consists of customer payments received on contracts to be utilized for specific production costs.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Other Assets

Other current assets consist of prepaid expenses, the current portion of deferred rent, and, for fiscal 2000, capitalized finance costs, as well as videotapes, tape reels, tape cassettes, electronic components, and other supplies used in recording of film, videotape production, and equipment maintenance. Other non-current assets consist primarily of deposits and the long term portion of deferred rent. Capitalized finance costs are amortized over the life of the Company's bank credit agreement and included in interest expense. Prepaid expenses, tapes, and other supplies are expensed as used.

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

  Leasehold improvements                                       2 - 10 years
  Machinery and equipment                                      5 - 10 years

The Company is depreciating machinery and equipment using accelerated methods for income tax purposes.

Estimated Fair Value

The estimated fair values of the Company's financial instruments (cash and long-term debt), none of which are held for trading purposes, approximate their carrying value due to the relatively short-term nature of the instruments and/or due to the short-term floating interest rates on the borrowing and/or due to interest rates approximating rates currently available to the Company.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition and Trade Accounts Receivable

The Company recognizes revenue on a modified percentage-of-completion method. Included in accounts receivable at March 31, 2001 and 2000 is $1,116,000 and $566,000, respectively, of unbilled receivables. Beginning in 1986, the Company commenced performance on major government contracts which are performed over extended periods of time and are based on fixed prices. The Company subsequently began performing services under similar arrangements for non-government customers. Sales and profits on these contracts are recorded in a manner similar to the percentage-of-completion method of accounting. The government contract was not renewed during fiscal 2000.

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

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Earnings/(Loss) Per Common Share - Continued

The number of shares used in the calculations of EPS are as follows:

                                                                       2001             2000
                                                                    ----------      -----------
      Weighted average number of common shares used
          in basic EPS                                               1,360,820        1,356,560

      Effect of dilutive stock options                                                   51,054
                                                                    ----------      -----------

      Weighted average number of common shares and
          dilutive potential common stock used in diluted EPS        1,360,820        1,407,614
                                                                    ==========      ===========

Antidilutive options and warrants totaling 486,583 shares (Notes 3 and 6) were not included in the computation of diluted earnings per share for fiscal year 2000. All such options and warrants were antidilutive for fiscal year 2001.

Reclassifications

The presentation of expenses in the consolidated statement of operations for 2000 has been changed to conform to the classifications used in 2001. These reclassifications had no effect on net income as previously reported.

2.  CONCENTRATIONS AND RISKS AND UNCERTAINTIES

In fiscal 2001, the Company derived approximately 65% of its revenues from two customers who accounted for 54% of the Company's accounts receivable balance at March 31, 2001. In fiscal 2000, the Company derived approximately 35% of its revenues from one customer who accounted for 39% of the Company's accounts receivable balance at March 31, 2000.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




3.  FINANCING

At March 31, 2000 the Company had a bank line of credit that was secured by substantially all assets. Maximum borrowings under the credit agreement were determined by an accounts receivable borrowing base calculation or $4,000,000, whichever was less. Interest at prime plus 3% at March 31, 2000 (a total of 12%) was charged on the outstanding amounts. There were no borrowings on line of credit at March 31, 2000. This line of credit expired during fiscal 2001.

Long-term debt and capital leases included the following items at March 31:

                                                                       2001             2000
                                                                   -----------      -----------
   Term note payable in monthly installments of principal plus interest at prime plus 3.00% at March 31, 2000 (a total of
   12%) (see below)                                                                 $   436,455

   Term  note  payable  in  monthly   installments  of  $10,026
   consisting  of principal  plus interest at prime plus .5% at
   March 31, 2001 (a total of 8.5%) (see below)                    $   320,854

   Subordinated notes convertible to common shares, one-fifth payable annually beginning July 2000, interest payable
   quarterly beginning in October 1999, at 10.5% (see below)           450,000          562,500

   Capital lease obligations at implicit rates from 13% to 16%, payable in monthly installments ranging from $705 to
   $8,323, terminating in fiscal years 2002 and 2003. (Note 5)         284,479          450,636
                                                                   -----------      -----------
                                                                     1,055,333        1,449,591
   Less payments due within one year                                   393,603          396,722
                                                                   -----------      -----------

                                                                   $   661,730       $1,052,869
                                                                   ===========       ==========

On April 24, 1997, the Company and Nations Credit entered into a credit agreement which consisted of a $8,500,000 revolving credit facility with a three-year term expiring in April 2000 which included a $3,750,000 term note that was to be repaid in 36 monthly installments, based on a five-year amortization, with the balance due April 2000. Interest on loans outstanding under the credit agreement was based on prime plus 3.00%. The agreement included certain non-financial covenants and restricted the declaration or payment of dividends.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




3.  FINANCING - Continued

In April 2000, the Company entered into a financing agreement with Fidelity Bank which consists of a $1,000,000 working capital line of credit expiring May 2001, a $400,000 equipment purchases line of credit expiring January 2001, and a $400,000 term note due in monthly installments through April 2004. The lines of credit were extended through September 2001. Interest on all loans outstanding under the financing agreement is based on prime plus .5%. The financing is secured by substantially all of the Company's assets. Proceeds from the new term note were used to pay off the Nations Credit term note outstanding at March 31, 2000.

The subordinated notes have detachable warrants that are exercisable for the purchase of 225,000 shares of common stock at $2.50 per share. The subordinated notes can be used as payment for the exercise of the warrants. Included in the subordinated notes is $60,000 and $75,000 at March 31, 2001 and 2000, respectively, payable to current Board members. Interest expense on the subordinated notes was approximately $57,000 and $59,000 in 2001 and 2000, respectively.

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

Estimated maturities of long-term debt and capital lease obligations are as follows at March 31, 2001:

           2002                                                $  393,603
           2003                                                   317,920
           2004                                                   227,105
           2005                                                   116,705
                                                               ----------

                                                               $1,055,333
                                                               ==========

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




4.  INCOME TAXES

The provision for income taxes for the years ended March 31 consists of:


                                                                  2001                   2000
                                                                 ------                 ------
      Current
          Federal                                                $   --                 $   --
          State                                                   2,126                  9,584
                                                                 ------                 ------
                                                                  2,126                  9,584
      Deferred                                                       --                     --
                                                                 ------                 ------

                                                                 $2,126                 $9,584
                                                                 ======                 ======

Reconciliations between the income tax provisions computed at the Federal statutory rate and the income tax provisions recorded are as follows:


                                                                   2001                 2000
                                                                ---------            ---------
      Income tax (benefit) expense at Federal
          statutory rates                                       ($182,000)           $ 150,000
      State income tax less applicable federal benefit              2,000               10,000
      Valuation allowance                                         240,000             (232,000)
      Nondeductible expenses                                        2,000                7,000
      Adjustment for previously recorded net loss and
          tax credit carryforwards                                (59,874)              74,584
                                                                ---------            ---------

                                                                $   2,126            $   9,584
                                                                =========            =========

During the years ended March 31, 2001 and 2000, the Company increased (decreased) the valuation allowance by $240,000 and $(232,000), respectively. These changes resulted in total valuation allowances at March 31, 2001 and 2000 of $1,176,000 and $936,000, respectively, on the deferred tax assets. Management reviews the estimate of this valuation account on a regular basis, and it is reasonably possible that its estimate will change in the next year.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




4.  INCOME TAXES - Continued

Temporary differences that give rise to the net deferred tax assets and liabilities at March 31 are as follows:

                                                                           2001         2000
                                                                       ----------    ----------
       Net current deferred tax assets:
           Allowance for doubtful accounts                             $  113,000    $   16,000
           Accrued expenses                                               118,000        45,000
           Deferred gain on sale of building                               10,000        25,000
                                                                       ----------    ----------
                                                                          241,000        86,000
           Less valuation allowance                                       241,000        86,000
                                                                       ----------    ----------

                                                                       $       --    $       --
                                                                       ==========    ==========



       Net non-current deferred tax assets:
           Deferred gain on sale of building                           $   21,000    $   31,000
           Depreciation                                                  (108,000)     (258,000)
           Alternative minimum tax credit and NOL carryforwards         1,022,000     1,077,000
                                                                       ----------    ----------
                                                                          935,000       850,000
           Less valuation allowance                                       935,000       850,000
                                                                       ----------    ----------

                                                                       $       --    $       --
                                                                       ==========    ==========


At March 31, 2001, the Company had net operating loss carryforwards of approximately $1,700,000 available to be carried to future periods. The loss carryforwards expire from 2012 through 2021 if not used.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




5.  COMMITMENTS AND CONTINGENCIES

Capital Leases

Included in machinery and equipment at March 31, 2001 and 2000 is $751,500 of equipment under capital lease. The accumulated amortization at March 31, 2001 and 2000 for these assets is $336,161 and $203,554, respectively. Amortization of capital leases for the years ended March 31, 2001 and 2000 included in the consolidated statements of operations was $132,607 and $112,619, respectively. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

Minimum future payments, exclusive of the lease under the sale-leaseback, for capital leases in effect at March 31, 2001 are as follows:

       2002                                                           $212,901
       2003                                                            105,816
                                                                      --------
                                                                       318,717
       Less portion representing interest                               34,238
                                                                      --------

                                                                      $284,479
                                                                      ========

Operating Leases

The Company leases facilities in Edina, Minnesota and Chicago, Illinois under operating leases. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

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

Under terms of the other noncancellable lease in Edina, commencing June 1998 and terminating June 30, 2001, monthly rent is $6,390 for the first nine months, and increases yearly by 2.5% on April 1. Partial sublease of this property commenced during fiscal 2000; the related sublease income received for the years ended March 31, 2001 and 2000 was approximately $50,000 and $35,000, respectively.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




5.  COMMITMENTS AND CONTINGENCIES - Continued

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

The Company also leases additional space in Minneapolis, Minnesota. The Company has sublet this facility through the remaining life of the lease which terminates in October 2001. The net monthly payment made by the Company is $1,000. Sublease income received was approximately $83,000 and $117,000 for the fiscal years ended March 31, 2001 and 2000, respectively.

All leases provide for additional rental based on shared operating expenses.

Minimum future payments for noncancellable operating leases with an initial term of more than one year, including the lease payments associated with the sale and lease back of the Company's Minneapolis, Minnesota facility (Note 8), at March 31, 2001 are as follows:

                                                                                         Net
                                                 Subtenant   Deferred     Deferred     Operating
                                     Cash          Lease       Rent         Gain        Lease
Year Ending March 31:                Rents        Payments    Expense     (Benefit)    Expense
                                   --------      ---------   --------     ---------    ---------
    2002                           $215,120      ($21,933)    $68,726     ($24,981)    $236,932
    2003                            138,558                     5,015      (12,516)     131,057
    2004                            138,815                                (12,516)     126,299
    2005                            142,286                                (12,516)     129,770
    2006                            145,842                                (12,516)     133,326
    Thereafter                       36,461                                 (3,167)      33,294
                                   --------      --------     -------     --------     --------
                                   $817,082      ($21,933)    $73,741     ($78,212)    $790,678
                                   ========      ========     =======     ========     ========

Due to questionable collectibility, $7,620 of subtenant lease payments have been excluded from the above table in fiscal 2002.

The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were approximately $495,000 and $432,000 for the years ended March 31, 2001 and 2000, respectively.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




5.  COMMITMENTS AND CONTINGENCIES - Continued

Litigation

The Company is currently involved in an employment related legal action that arose during fiscal 2001. The Company has provided for its estimated legal and settlement costs at March 31, 2001. The plaintiff has made a settlement offer of $300,000. However, the Company has rejected the offer and is vigorously defending itself. Although the ultimate outcome of this litigation cannot presently be determined, it is at least reasonably possible that management's estimate will change in the next year.

The Company was involved in an employment related legal action that arose during fiscal 1999. This legal action was settled during fiscal 2000. The Company incurred legal and related expenses of approximately $256,000 throughout fiscal 2000; of which approximately $200,000 was incurred in the fourth quarter of fiscal 2000.

6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS

Accounting for Stock Based Compensation

In June 1993, the Company adopted a stock option plan that included incentive stock options for employees and non-qualified stock options for outside directors, employees, and non-employees. The terms of the incentive and non-qualified stock options are substantially the same. The plan provides for the issuance of shares of the Company's common stock at not less than fair market value at the date of grant. During fiscal 2000, the number of shares authorized for the plan was increased from 260,000 to 385,000. No additional stock options were authorized or granted during fiscal 2001.

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

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS - Continued

                                                                           2001         2000
                                                                       ----------     --------
       Net income (loss)
           As reported                                                 ($534,425)     $441,505
           Pro forma                                                    (584,760)      409,979
       Basic income (loss) per share:
           As reported                                                      (.39)          .33
           Pro forma                                                        (.43)          .30
       Diluted income (loss) per share:
           As reported                                                      (.39)          .31
           Pro forma                                                        (.43)          .29

All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Options granted typically vest over three years, with some grants vesting immediately. Options expire after three to five years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: fair value of options granted $.47; dividend yield of 0%; expected volatility of 117.9%; risk-free interest rate of 6.30%; and estimated lives of three to five years.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------





6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS - Continued

A summary of the Company's stock options as of March 31, 2001 and 2000 and the changes during the years ended on those dates are as follows:

                                                                                     Weighted
                                                                                      Average
                                                                                      Exercise
         Stock Options                                                   Shares         Price
         -------------                                                  --------    ----------
      Year ended March 31, 1999 - granted and outstanding                257,000        $ .87
      Year ended March 31, 2000 - granted                                141,000          .58
      Year ended March 31, 2000 - exercised                               (1,334)         .42
      Year ended March 31, 2000 - expired                                 (2,000)        2.00
      Year ended March 31, 2000 - forfeited                              (47,083)        1.02
                                                                        --------
      Options outstanding at March 31, 2000                              347,583          .73
                                                                        ========
      Options exercisable at March 31, 2000                              121,531          .98
                                                                        ========

      Year ended March 31, 2000 - granted and outstanding                347,583          .73
      Year ended March 31, 2001 - exercised                               (6,167)         .42
      Year ended March 31, 2001 - forfeited                              (15,833)         .71
                                                                        --------
      Options outstanding at March 31, 2001                              325,583          .73
                                                                        ========
      Options exercisable at March 31, 2001                              221,389          .83
                                                                        ========

The following table summarizes information about fixed stock options outstanding at March 31, 2001.

                                      Options Outstanding              Options Exercisable
                             ------------------------------------     -----------------------
                               Shares                                  Shares
                             Outstanding                 Weighted     Exercisable    Weighted
                                 at         Remaining     Average         at          Average
                              March 31,    Contractual   Exercise      March 31,     Exercise
         Exercise Price         2001          Life        Price          2001         Price
         --------------      -----------   -----------   --------     -----------    --------
          0.56 - 0.91          138,000         3.75       $0.58          70,667       $0.58
          0.42                 106,583         2.6          .42          69,722         .42
          1.25                  64,000         1.8         1.25          64,000        1.25
          2.00                  17,000         0.6         2.00          17,000        2.00
                              --------                    -----        --------       -----
                               325,583                    $0.73         221,389       $0.83
                              ========                    =====        ========       =====

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




6.  STOCKHOLDERS' EQUITY AND STOCK OPTIONS - Continued

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

7.  EMPLOYEE BENEFIT PLAN

The Company maintains an employee benefit plan as set forth under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under this plan, the Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.50% of an employee's covered compensation. The cost of these contributions was approximately $38,000 and $37,000 for the years ended March 31, 2001 and 2000, respectively.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2001 AND 2000

--------------------------------------------------------------------------------




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

9.  RELATED PARTY TRANSACTIONS

The Company incurred $70,000 of management advisory services expense to a company related to one of the Company's board members during fiscal 2001.

The Company increased its allowance for doubtful accounts receivable in fiscal 2001 by approximately $75,000 for an account due from a party related to one of the Company's management team.