Form 10KSB40/A, Exhibit 13
period 2001-03-31
BROADVIEW MEDIA INC
filed 2001-07-17
CIK 73048

BROADVIEW MEDIA, INC. AND SUBSIDIARY                                 EXHIBIT 13
FINANCIAL REVIEW


                                                                                 YEAR ENDED MARCH 31
                                                                     --------------------------------------------------
HIGHLIGHTS                                                                 2001             2000             1999
Net Sales                                                             $  8,096,078     $  9,941,987      $ 10,662,581
Gross Profit                                                             1,885,657        2,600,985         2,011,117
Gross Profit %                                                                  23%              26%               19%
Net Income (Loss)                                                         (534,425)         441,505          (156,910)
Per Share Earnings (Loss) - Basic                                             (.39)             .33              (.12)
Per Share Earnings (Loss) - Dilutive                                          (.39)             .31              (.12)

Capital Expenditures                                                       286,850          402,856           377,623
Net Cash Provided by Operating Activities                                  820,014        2,163,532           452,195
EBITDA                                                                     436,000        2,056,000         1,640,000
Return on Average Total Assets                                                (7.3)%           16.8%              6.2%
Return On Average Stockholders' Equity                                       (43.6)%           34.7%            (13.9)%
Current Ratio                                                                 1.08%            1.20%              .97%
Stockholders' Equity                                                       960,093        1,491,882         1,049,806
Stockholders' Equity Per Share                                                 .70             1.10               .77



 QUARTERLY OPERATING RESULTS                                                 QUARTER ENDED
                                                  ---------------------------------------------------------------------
                                                        JUNE 30         SEPTEMBER 30        DECEMBER 31       MARCH 31
Year Ended March 31, 2001:
  Net sales                                             2,023,859         2,006,379          1,961,070     2,104,770
  Gross profit                                            359,709           391,615            508,278       626,055
  Net income (loss)                                        75,712            81,772           (441,202)     (250,707)
  Basic income (loss) per share                              0.06              0.06              (0.32)        (0.18)
  Dilutive income (loss) per share                           0.05              0.05              (0.32)        (0.18)
Year Ended March 31, 2000:
  Net sales                                             2,693,369         2,550,181          2,265,798     2,432,639
  Gross profit                                            601,267           533,826            544,869       921,023
  Net income (loss)                                        60,599           (36,650)           338,505        79,051
  Basic income (loss) per share                              0.04             (0.03)              0.25          0.06
  Dilutive income (loss) per share                           0.04             (0.03)              0.24          0.06



The presentation of expenses in the highlights section for 2000 have been changed to conform to the classifications used in 2001. Similarily, the quarterly operating results for 2000 and 2001 have also been reclassified. These reclassifications had no effect on net income as previously reported.


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

BROADVIEW MEDIA, INC. AND SUBSIDIARY
SELECTED CONSOLIDATED
FINANCIAL DATA


                                                                    YEAR ENDED MARCH 31
                                        --------------------------------------------------------------------------------
                                            2001            2000            1999             1998            1997

OPERATIONS STATEMENT DATA

  Net Sales                            $  8,096,078     $  9,941,987     $ 10,662,581     $ 11,192,233     $ 11,852,758
  Cost of  Sales                          6,210,421        7,341,002        8,651,464       10,366,466       11,518,677
                                       ------------     ------------     ------------     ------------     ------------
  Gross Profit                            1,885,657        2,600,985        2,011,117          825,767          334,081
  Selling and administrative              1,904,264        1,691,066        1,724,701        2,025,653        1,855,691
                                       ------------     ------------     ------------     ------------     ------------
  Operating Income                          (18,607)         909,919          286,416       (1,199,886)      (1,521,610)
  Other Income (Expense)
        Severance  & litigation costs      (466,826)        (315,958)                          (38,000)        (161,834)
        Gain on sale of assets               33,233          312,115           81,086          416,235
        Miscellaneous                        39,373           33,944           23,319           13,774           10,574
        Interest Income                      53,884           20,092
        Interest                           (173,356)        (509,023)        (578,478)        (668,372)        (489,953)
                                       ------------     ------------     ------------     ------------     ------------
            Total other expenses, net      (513,692)        (458,830)        (474,073)        (276,363)        (641,213)
  Income(Loss) Before
  Provision of Income Taxes                (532,299)         451,089         (187,657)      (1,476,249)      (2,162,823)
  Income (tax benefit)/taxes                  2,126            9,584          (30,747)        (122,000)        (707,000)
                                       ------------     ------------     ------------     ------------     ------------
  Net (loss) earnings                  $   (534,425)    $    441,505     $   (156,910)    $ (1,354,249)    $ (1,455,823)
                                       ============     ============     ============     ============     ============

    EARNINGS (LOSS) PER SHARE
        BASIC                                  (.39)             .33             (.12)           (1.00)           (1.07)
        DILUTED                                (.39)             .31             (.12)           (1.00)           (1.07)

NET EARNINGS (LOSS) % TO
BEGINNING EQUITY                              (35.8)%           42.1%           (13.0)%          (52.9)%          (36.2)%

BALANCE SHEET DATA
Total Assets                              4,616,424        5,224,680        6,110,295        7,407,750        9,834,218
Property, plant, & equipment, net         1,416,976        1,965,018        2,877,116        3,309,840        5,901,116
Stockholders' equity                        960,093        1,491,882        1,049,806        1,206,716        2,560,965
Shares outstanding                        1,363,926        1,357,759        1,356,425        1,356,425        1,356,425
Equity per share                                .70             1.10              .77              .89             1.89
Term obligations:
   Current portion                          393,603          396,722          670,026        1,679,282          851,610
   Long-term portion                        661,730        1,052,869        1,881,525        2,188,747        2,479,466
                                       ------------     ------------     ------------     ------------     ------------
        Total term obligations            1,055,333        1,449,591        2,551,551        3,868,029        3,331,076
Term obligations % to equity                    110%              97%             243%             321%             130%



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



                                   /s/ Boulay, Heutmaker, Zibell & Co., P.L.L.P. Certified Public Accountants

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