Form 10KSB, Exhibit 13
period 2002-03-31
BROADVIEW MEDIA INC
filed 2002-06-21
CIK 73048

                                                                      EXHIBIT 13
                 BROADVIEW MEDIA, INC. AND SUBSIDIARY
FINANCIAL REVIEW


                                                                                    YEAR ENDED MARCH 31
                                                                      -----------------------------------------------
HIGHLIGHTS                                                                 2002             2001             2000

Revenues                                                               $7,756,492       $8,096,078        $9,941,987
Gross Profit                                                            1,932,298        1,885,657         2,600,985
Gross Profit %                                                                 25%              23%               26%
Net Income (Loss)                                                        (330,959)        (534,425)          441,505
Per Share Earnings (Loss) - Basic                                            (.24)            (.39)              .33
Per Share Earnings (Loss) - Diluted                                          (.24)            (.39)              .31
Capital Expenditures                                                      112,084          286,850           402,856
Net Cash Provided (Used) by Operating
  Activities                                                             (775,772)         820,014         2,163,532
EBITDA                                                                    335,000          436,000         2,056,000


Return on Average Total Assets                                              (9.4)%           (7.3)%             16.8%
Return On Average Stockholders' Equity                                     (41.3)%          (43.6)%             34.7%
Current Ratio                                                                 .95%            1.08%             1.20%
Stockholders' Equity                                                      644,644          960,093         1,491,882
Stockholders' Equity Per Share                                                .46              .70              1.10


 QUARTERLY OPERATING RESULTS                                                 QUARTER ENDED
                                                  -----------------------------------------------------------------
                                                         JUNE 30        SEPTEMBER 30        DECEMBER 31     MARCH 31

YEAR ENDED MARCH 31, 2002:
  Revenues                                              1,905,071        1,666,929           1,905,487     2,279,006
  Gross Profit                                            301,710          248,668             513,108       868,812
  Net Income (Loss)                                      (199,268)        (599,461)              4,290       463,480
Per Share Earnings (Loss) - Basic                           (0.14)           (0.43)              (0.00)          .33
Per Share Earnings (Loss) - Diluted                         (0.14)           (0.43)              (0.00)          .33
YEAR ENDED MARCH 31, 2001:
  Revenues                                              2,023,859        2,006,379           1,961,070     2,104,770
  Gross Profit                                            359,709          391,615             508,278       626,055
  Net Income (Loss)                                        75,712           81,772            (441,202)     (250,707)
Per Share Earnings (Loss) - Basic                            0.06             0.06               (0.32)        (0.18)
Per Share Earnings (Loss) - Diluted                          0.05             0.05               (0.32)        (0.18)



                                                                                 YEAR ENDED MARCH 31
                                                                  -----------------------------------------------------
                                                                           2002                       2001
                                                                  ----------------------     --------------------------
MARKET PRICES                                                        HIGH        LOW             HIGH         LOW

Quarter Ended:
   June 30                                                         1.28          .70             2.00        1.12
   September 30                                                    1.26          .53             2.37        1.31
   December 31                                                      .80          .45             2.31        1.00
   March 31                                                         .45          .31             1.96        1.18


BROADVIEW MEDIA, INC. AND SUBSIDIARY

FINANCIAL REVIEW

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

SELECTED CONSOLIDATED
FINANCIAL DATA


                                                                    YEAR ENDED MARCH 31
                                        ---------------------------------------------------------------------------
                                               2002            2001           2000           1999           1998

STATEMENT OF OPERATIONS DATA

  Revenues                                $7,756,492        $8,096,078     $9,941,987     $10,662,581     $11,192,233
  Cost of Products and Services Sold       5,824,194         6,210,421      7,341,002       8,651,464      10,366,466
                                          ----------        ----------    -----------     -----------    ------------
  Gross Profit                             1,932,298         1,885,657      2,600,985       2,011,117         825,767
  Selling,General and Administrative       2,217,869         2,373,216      2,007,024       1,724,701       2,063,653
                                          ----------        ----------    -----------     -----------    ------------
  Operating Income                          (285,571)         (487,559)       593,961         286,416      (1,237,886)
  Other Income (Expense)
        Gain on sale of assets                     -                 -        312,115          81,086         416,235
        Miscellaneous                         21,044            72,606         33,944          23,319          13,774
        Interest income                       19,245            53,884         20,092               -               -
        Interest expense                     (85,677)         (173,356)      (509,023)       (578,478)       (668,372)
                                          ----------        ----------    -----------     -----------    ------------
            Total other expenses, net        (45,388)          (46,866)      (142,872)       (474,073)       (238,363)
  Income(Loss) Before
           Provision for Income Taxes       (330,959)         (534,425)       451,089        (187,657)     (1,476,249)
  Income Tax Benefit                               -                 -          9,584         (30,747)       (122,000)
                                          ----------        ----------    -----------     -----------    ------------
  Net Income (Loss)                        $(330,959)        $(534,425)      $441,505     $  (156,910)    $(1,354,249)
                                          ==========        ==========    ===========     ===========    ============
    EARNINGS (LOSS) PER SHARE
        BASIC                                   (.24)             (.39)           .33            (.12)          (1.00)
        DILUTED                                 (.24)             (.39)           .31            (.12)          (1.00)

NET EARNINGS (LOSS) % TO BEGINNING EQUITY      (34.4)%           (35.8)%         42.1%          (13.0)%         (52.9)%



BALANCE SHEET  DATA                             2002           2001           2000              1999             1998

Total assets                                $2,403,777      $4,616,424     $5,224,680          $6,110,295    $7,407,750
Property and equipment, net                    927,018       1,416,976      1,965,018           2,877,116     3,309,840
Stockholders' equity                           644,644         960,093      1,491,882           1,049,806     1,206,716
Shares outstanding                           1,400,379       1,363,926      1,357,759           1,356,425     1,356,425
Equity per share                                   .46             .70           1.10                 .77           .89
Term obligations:
   Current portion                             434,093         393,603        396,722             670,026     1,679,282
   Long-term portion                           225,000         661,730      1,052,869           1,881,525     2,188,747
                                            ----------      ----------    -----------         -----------    ----------
        Total term obligations                 659,093       1,055,333      1,449,591           2,551,551     3,868,029
Term obligations % to equity                       102%            110%            97%                243%          321%

The presentation of expenses in the operating statement data for 2001, 2000 and 1998 has been changed to conform to classifications used in 2002. These reclassifications had no effect on net income (loss) as previously reported.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS:

Consolidated revenues for the year ended March 31, 2002 of $7,756,492 compares to consolidated revenues of $8,096,078 in 2001. The 4.2% change in overall revenues from fiscal 2001 to fiscal 2002 is illustrated as follows:

                                                                                              Increase
     Business Group                     FY 2002                         FY 2001              (Decrease)
                           -----------------------------   ------------------------------   --------------
                             Revenues             %          Revenues              %
                             --------             -          --------              -
Entertainment                $5,803,149           74.8%      $5,375,755            66.4%         $427,394
Corporate/Services            1,360,854           17.6%       1,744,981            21.6%         (384,127)
Education                       296,877            3.8%         389,768             4.8%          (92,891)
Creative                        295,612            3.8%         585,574             7.2%         (289,962)
                           -------------   -------------   -------------    -------------   --------------
         Total                7,756,492          100.0%       8,096,078           100.0%         (339,586)


The decrease in revenue for the year ended March 31, 2002 reflected changes in each of the business groups, disbanding the Creative Group and overall conditions in the national economy. The increase in Entertainment revenue was due to an accelerated production schedule in the 4th quarter for the renewal of the Company's major television show TIPical Mary Ellen. Corporate/Services decreased slightly as the Company repositioned itself in that market, adding content creation to the declining services' business. Education decreased from $389,768 to $296,877, reflecting overall conditions in the national economy. Creative Group revenue decreased from $585,574 to $295,612 reflecting the disbanding of this business group.

Gross profits increased to 24.9 % of revenues in fiscal 2002 from 23.3% in the prior year. The dollar impact of the decrease in cost of products and services sold is $124,000 and is largely a function of reduced fixed costs. The Company eliminated creative and administrative positions, the savings from which were partially offset by the use of freelance employees on a project basis.

Selling, general, and administrative ("SG&A") expenses for the years ended March 31, 2002 and 2001 totaled $2,217,869 and $2,373,216 respectively. The $155,347
(6.5%) decrease was largely due to decreases in bad debt expense and severance and litigation expense, offset by increased research and development costs.

Interest expense was $85,677 and $173,356 for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease of $87,679, or 51%, reflected decreases in long and short-term borrowings and amortization of financing costs during fiscal 2002 compared to 2001, achieved by the securing of a new bank credit facility in 2001, which allowed the Company to refinance its long and short-term borrowings, reducing the annual interest rate from 3.0% over prime to 0.5% over prime. (See Notes to the Consolidated Financial Statements).

The Company's estimated production orders as of March 31, 2002 were $3,775,000, compared to $7,396,000 at March 31, 2001, a 49.0% decrease, all of which is associated with show production In the Entertainment Group.

The Company had deferred tax assets of $1,300,000 at March 31, 2002 and $1,176,000 at March 31, 2001. Management has recorded a valuation allowance of $1,300,000 at March 31, 2002 and $1,176,000 at March 31, 2001 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of $2,200,000 that can be utilized to offset future earnings. (See Notes to the Consolidated Financial Statements).


LIQUIDITY AND CAPITAL REQUIREMENTS:

In fiscal 2002, the net loss of $330,959 and stock repurchases of $4,500, offset in part by stock options exercised in the amount of $20,010, decreased stockholders' equity from $960,093 at March 31, 2001 to $644,644 at March 31, 2002.

On April 20, 2000 the Company entered into a financing agreement with Fidelity Bank, which consists of a $1,000,000 working capital line of credit and a $400,000 term note due in monthly installments through April 2004. Interest on all loans outstanding under the financing agreement is based on prime plus .5%. The financing is collateralized by substantially all of the Company's assets. Proceeds from the new term note were used to retire the previous credit facility outstanding at March 31, 2000. (See Notes to the Consolidated Financial Statements). The Company has not needed to utilize any of the $1 million working capital line of credit.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during fiscal 2002, including those mentioned in Item 1 Markets and Distribution "Status of New Products and Services," will enable the Company to fulfill its obligations in the normal course of business through its fiscal year 2003. One of the Company's long-running programs, TIPical Mary Ellen, will be in hiatus until January 2003 and may not be renewed at that time. Given the long sales cycle for new television shows, it will be difficult for the Company to maintain profitability during the first several quarters of fiscal 2003.



CASH GENERATION AND DEPLOYMENT:

In fiscal 2002, $775,772 of cash was used by operating activities, compared to cash generated of $820,014 in fiscal 2001. The decrease in 2002 is the result of a $330,959 net loss, a $216,182 decrease in accounts payable and $1,275,550 decrease in customer deposits (reflecting the reduced production backlog at year-end). Offsetting these decreases in operating activities are decreases in contract and trade receivables and estimated revenues in excess of billings on uncompleted contracts of $320,620 and depreciation and amortization of $599,193. Capital expenditures for property and equipment were $112,084 in 2002 compared to $286,850 in 2001. The lower level of capital expenditures over the past two years is the result of a significant upgrade of plant and production equipment in years prior to 1996 and a change in the business mix toward content creation vs. production services. Also, changes in the industry to off-the-shelf computer hardware and software-based equipment result in lower costs for equipment. Management continues to invest in and upgrade equipment at levels believed to be necessary.

In fiscal 2002, the Company's long-term debt and capital leases decreased $396,240 to a balance of $659,093 compared to fiscal 2001 balances of $1,055,333.

Unrestricted cash balances decreased by $1,264,086 during fiscal 2002.

FOURTH QUARTER ADJUSTMENTS

         During the fourth quarter of 2002, management reduced the reserves for uncollectible contract and trade receivables and losses on uncompleted contracts in the amounts of $40,000 and $60,000, respectively. These reductions were made possible by improved credit policies and systems for monitoring projects.

CRITICAL ACCOUNTING POLICIES

         Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe some of the most critical accounting policies include:

         REVENUE RECOGNITION. Revenue is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion appropriate for work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of progress on contracts.

         CONTRACTS RECEIVABLE. The Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging date and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off only after collection efforts are exhausted. The Company does not require contract receivables to be collateralized.

RECENT ACCOUNTING PRONOUNCEMENTS

         In August 2001, the Financial Accounting Standards Board finalized the Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets" (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets including the broadening of the presentation of discontinued operations. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. It is anticipated that the adoption of this standard will not materially impact the Company's consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Annual Report contains disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "envision," "plan," or "continue." These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company.

                                   BROADVIEW MEDIA, INC. AND SUBSIDIARY

                                   CONSOLIDATED FINANCIAL STATEMENTS

                                   Years Ended March 31, 2002 and 2001

                                 C O N T E N T S


                                                                      Page
                                                                      ----

INDEPENDENT AUDITORS' REPORTS                                           1

FINANCIAL STATEMENTS

    Consolidated balance sheets                                         2

    Consolidated statements of operations                               3

    Consolidated statements of stockholders' equity                     4

    Consolidated statements of cash flows                               5

    Notes to consolidated financial statements                     6 - 14

                          INDEPENDENT AUDITOR'S REPORT



The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiary
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheet of Broadview Media, Inc. and Subsidiary as of March 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Broadview Media, Inc. and Subsidiary as of March 31, 2001, were audited by other auditors whose report dated May 21, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.




Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

May 13, 2002

                         REPORT OF INDEPENDENT AUDITORS


Stockholders and Board of Directors
Broadview Media, Inc. and
   Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Broadview Media, Inc. and Subsidiary (the Company) as of March 31, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



                                     /s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P
                                         Certified Public Accountants

Minneapolis, Minnesota
May 21, 2001

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


                                                                                        March 31,
                                                                              -----------------------------
                                        ASSETS                                     2002           2001
                                                                              --------------  -------------
CURRENT ASSETS
    Cash and cash equivalents, including restricted cash of
      $1,630 at March 31, 2001                                                  $    46,461   $ 1,312,177
    Contract and trade receivables, less allowance for doubtful
      accounts of $277,500 and $282,416, respectively                               549,403       542,775
    Estimated revenue in excess of billings on uncompleted contracts                679,401     1,115,932
    Other                                                                           131,956       202,337
                                                                                -----------   -----------
       TOTAL CURRENT ASSETS                                                       1,407,221     3,173,221
                                                                                -----------   -----------

PROPERTY AND EQUIPMENT
    Machinery and equipment                                                      12,154,015    12,141,416
    Leasehold improvements                                                          639,699       622,353
                                                                                -----------   -----------
                                                                                 12,793,714    12,763,769
    Less accumulated depreciation                                                11,866,696    11,346,793
                                                                                -----------   -----------
                                                                                    927,018     1,416,976
                                                                                -----------   -----------

DEPOSITS                                                                             69,538        26,227
                                                                                -----------   -----------

                                                                                $ 2,403,777   $ 4,616,424
                                                                                ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Current maturities of long-term debt and capital leases                     $   434,093   $   393,603
    Trade accounts payable                                                          196,662        59,209
    Commissions, salaries, and withholdings payable                                 125,811       138,121
    Other accrued expenses                                                          127,198       468,523
    Customer deposits                                                               581,383     1,856,933
    Deferred gain from building sale                                                 16,232        24,982
                                                                                -----------   -----------
       TOTAL CURRENT LIABILITIES                                                  1,481,379     2,941,371

DEFERRED GAIN FROM BUILDING SALE                                                     52,754        53,230

LONG-TERM DEBT AND CAPITAL LEASES                                                   225,000       661,730

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, 2,500,000 shares authorized, none issued                           --             --
    Common stock, par value $.01 per share; authorized 10,000,000 shares,
      1,400,379 and 1,363,926 shares issued and outstanding, respectively            14,004        13,639
    Additional paid-in capital                                                      595,400       580,255
    Retained earnings                                                                35,240       366,199
                                                                                -----------   -----------
                                                                                    644,644       960,093
                                                                                -----------   -----------

                                                                                $ 2,403,777   $ 4,616,424
                                                                                ===========   ===========


See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                           Year Ended March 31,
                                                        --------------------------
                                                           2002            2001
                                                        -----------    -----------

REVENUES                                                $ 7,756,492    $ 8,096,078

COST OF PRODUCTS AND SERVICES SOLD                        5,824,194      6,210,421
                                                        -----------    -----------

GROSS PROFIT                                              1,932,298      1,885,657

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES              2,217,869      2,373,216
                                                        -----------    -----------

OPERATING LOSS                                             (285,571)      (487,559)

OTHER INCOME (EXPENSE)
    Miscellaneous income                                     21,044         72,606
    Interest income                                          19,245         53,884
    Interest expense                                        (85,677)      (173,356)
                                                        -----------    -----------
                                                            (45,388)       (46,866)
                                                        -----------    -----------

NET LOSS                                                $  (330,959)   $  (534,425)
                                                        ===========    ===========


BASIC AND DILUTED LOSS PER SHARE                        $      (.24)   $      (.39)
                                                        ===========    ===========

BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                             1,399,018      1,360,820
                                                        ===========    ===========

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY




                                     Common Stock
                              --------------------------    Additional
                                 Shares                       Paid-In       Retained
                              Outstanding       Amount        Capital       Earnings         Total
                              -----------    -----------    -----------    -----------    -----------
BALANCE AT
  MARCH 31, 2000                1,357,759    $    13,578    $   577,680    $   900,624    $ 1,491,882

    Stock options exercised         6,167             61          2,575             --          2,636

    Net loss                          --              --             --       (534,425)      (534,425)
                              -----------    -----------    -----------    -----------    -----------

BALANCE AT
   MARCH 31, 2001               1,363,926         13,639        580,255        366,199        960,093

    Stock options exercised        40,953            410         19,600             --         20,010

    Shares purchased               (4,500)           (45)        (4,455)            --         (4,500)

    Net loss                         --             --             --         (330,959)      (330,959)
                              -----------    -----------    -----------    -----------    -----------

BALANCE AT
   MARCH 31, 2002               1,400,379    $    14,004    $   595,400    $    35,240    $   644,644
                              ===========    ===========    ===========    ===========    ===========

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                       Year Ended March 31,
                                                                    --------------------------
                                                                        2002           2001
                                                                    -----------    -----------
OPERATING ACTIVITIES
    Net loss                                                        $  (330,959)   $  (534,425)
    Adjustments to reconcile net loss to net
     cash provided (used) by operating activities:
       Depreciation and amortization for property and equipment         599,193        832,010
       Amortization of capitalized financing costs                         --           17,190
       Gain on sales of property and equipment                           (1,651)       (33,233)
       Provision for losses on accounts receivable                      109,283        260,436
       Deferred gain from building sale                                  (9,226)       (62,376)
       Deferred rent                                                       --            8,789
       Changes in operating assets and liabilities:
          Restricted cash                                                 1,630          2,068
          Contract and trade receivables and estimated revenue in
            excess of billings on uncompleted contracts                 320,620        (68,444)
          Other assets                                                   27,070         17,832
          Trade accounts payable and other accrued expenses            (216,182)       (90,997)
          Customer deposits                                          (1,275,550)       471,164
                                                                    -----------    -----------
             Net cash provided (used) by operating activities          (775,772)       820,014
                                                                    -----------    -----------

INVESTING ACTIVITIES
    Purchases of property and equipment                                (112,084)      (286,850)
    Proceeds from sales of assets                                         4,500         36,115
                                                                    -----------    -----------
             Net cash used by investing activities                     (107,584)      (250,735)
                                                                    -----------    -----------

FINANCING ACTIVITIES
    Stock options exercised                                              20,010          2,636
    Stock purchased                                                      (4,500)          --
    Payments on long-term borrowings                                   (396,240)      (794,258)
    Proceeds from long-term borrowings                                     --          400,000
                                                                    -----------    -----------
             Net cash used by financing activities                     (380,730)      (391,622)
                                                                    -----------    -----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (1,264,086)       177,657

CASH AND CASH EQUIVALENTS
    Beginning of year                                                 1,310,547      1,132,890
                                                                    -----------    -----------

    End of year                                                     $    46,461    $ 1,310,547
                                                                    ===========    ===========

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
    Cash payment made for:
       Income taxes paid (refunded)                                 $     4,169    $    (8,506)
       Interest paid                                                     94,722        180,828


See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     The Company and Summary of Significant Accounting Policies -

       Description of Business

       Broadview Media, Inc. and Subsidiary (the Company) provide a complete line of media related services from concept development to production services through distribution to clientele throughout the United States. The Company operates production and post-production facilities in Minneapolis, MN and Chicago, IL.

       Principles of Consolidation

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

       Management Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those amounts. The most significant areas which require the use of management's estimates relate to the determination of the percentage of completion on contracts in progress and the allowances for deferred income tax assets and contract and trade receivables.

       Revenue Recognition

       Revenue is recognized on the percentage of completion method of accounting utilizing measurements of progress towards completion appropriate for the work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. There are inherent uncertainties in estimating progress and the percentage completed. Management considers production progress to be the best measure of progress on contracts.

       Fair Value of Financial Instruments

       The carrying amounts of financial instruments, consisting of cash, receivables, notes payable, long-term debt, accounts payable, and accrued expenses, approximate their fair values.

       Cash and Equivalents

       The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash in money market funds is not federally insured. At March 31, 2002 and 2001, such investments were approximately $0 and $531,000, respectively.

       The Company maintains its cash accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

       (continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     The Company and Summary of Significant Accounting Policies - (continued)

       Contract and Trade Receivables

       The Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging date and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off only after collection efforts are exhausted. The Company does not require collateral on contract and trade receivables.

       Property and Equipment

       Property and equipment are stated at the cost. Depreciation is computed using the straight-line method over the estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present values of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital leases is included in depreciation expense. Management assigns useful lives to property and equipment as follows:

                 Leasehold improvements                        2 - 10 years
                 Machinery and equipment                       3 - 10 years

       Stock-Based Compensation

       The Company accounts for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides the disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Options and warrants to nonemployees are accounted as required by SFAS No. 123.

       Earnings/(Loss) Per Common Share

       Basic earnings per share (EPS) is calculated using income available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

       Options and warrants totaling 312,416 and 550,583 shares were not included in the computation of diluted earnings per share for 2002 and 2001, respectively, as their effect was antiduilutive.

       (continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     The Company and Summary of Significant Accounting Policies - (continued)

       Reclassifications

       The presentation of the consolidated balance sheet, statement of operations and statement of cash flows for 2001 has been changed to conform to the classifications used in 2002. These reclassifications had no effect on net loss as previously reported.

       Recent Accounting Pronouncements

       In August 2001, the Financial Accounting Standards Board finalized the Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets including the broadening of the presentation of discontinued operations. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. It is anticipated that the adoption of this standard will not materially impact the Company's consolidated financial statements.


2 .    Concentrations -

       The Company derived approximately 77% of its revenues from two customers, 64% from customer A and 13% from customer B. These customers also accounted for 68% of the Company's contract and trade receivables balance at March 31, 2002, 56% from customer A and 12% from customer B. In 2001, the Company derived approximately 65% of its revenues from two customers, 54% from customer A and 11% from customer B. These customers also accounted for 54% of the Company's contract and trade receivables balance at March 31, 2001, 44% from customer A and 10% from customer B.


3.     Line of Credit -

       At March 31, 2002 and 2001, the Company has a $1,000,000 working capital line of credit which expires in August 2002. Each advance under the line of credit must be approved by the bank. Borrowings are due on demand, bear interest at the prime rate plus .5%, or at a minimum rate of 7%, and are collateralized by substantially all Company assets. At March 31, 2002 and 2001, there are no outstanding borrowings under this line of credit.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Long-Term Debt and Capital Leases

       The Company has the following long-term debt and capital lease obligations:

                                                                March 31,
                                                        ------------------------
                                                           2002          2001
                                                        ---------    -----------

Bank term note payable in monthly installments of
$10,026, or on demand, including interest at the
prime rate plus .5% or at a minimum rate of 7% at
March 31, 2002, collateralized by substantially
all Company assets.                                     $ 221,470    $   320,854

Subordinated notes convertible to common shares,
$112,500 principal payable annually, interest
payable quarterly at 10.5%.                               337,500        450,000

Capital lease obligations at implicit rates
ranging from 13% to 16%, payable in monthly
installments ranging from $705 to $8,323,
terminating in fiscal year 2003.                          100,123        284,479
                                                        ---------    -----------
                                                          659,093      1,055,333
 Less current maturities                                  434,093        393,603
                                                        ---------    -----------

                                                        $ 225,000    $   661,730
                                                        =========    ===========


       The subordinated notes have detachable warrants that are exercisable for the purchase of 225,000 shares of common stock at $2.50 per share. The subordinated notes can be used as payment for the exercise of the warrants. Included in the subordinated notes is $22,500 and $60,000 at March 31, 2002 and 2001, respectively, payable to current Board members. Interest expense on the subordinated notes was approximately $39,000 and $57,000 in 2002 and 2001, respectively.

       Included in machinery and equipment at March 31, 2002 and 2001 is $751,500 of equipment under capital lease. The accumulated amortization at March 31, 2002 and 2001 for these assets is $465,780 and $336,161, respectively. Amortization of capital leases for the years ended March 31, 2002 and 2001 included in the consolidated statements of operations was $129,619 and $132,607, respectively. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

       Estimated future maturities of long-term debt and capital lease obligations are as follows at March 31, 2002:

                                                Long-Term          Capital
                  Year                             Debt            Leases
                --------                        -----------     ------------

                  2003                           $ 333,970       $  105,815
                  2004                             112,500            -
                  2005                             112,500            -
                                                 ----------      -----------
                                                 $ 558,970          105,815
                                                 ==========
           Less amount representing interest                          5,692
                                                                 -----------

                                                                 $  100,123
                                                                 ===========

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.     Income Taxes -

       A reconciliation between the income tax provisions computed at the Federal statutory rate and the income tax provisions for the consolidated financial statements is as follows:

                                                                                            March 31,
                                                                                  ------------------------------
                                                                                     2002             2001
                                                                                  ------------    --------------

       Income tax (benefit) expense at Federal statutory rate                      $ (110,000)      $  (182,000)
       Valuation allowance                                                            124,000           240,000
       Nondeductible expenses                                                           3,000             2,000
       Adjustment for previously recorded net loss and tax credit
         carryforwards                                                                (17,000)          (60,000)
                                                                                   -----------      ------------

                                                                                   $    -           $     -
                                                                                   ===========      ============


       Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

                                                                     March 31,
                                                          --------------------------------
                                                              2002              2001
                                                          -------------     --------------
       Net current deferred tax assets:
          Allowance for doubtful accounts                   $  111,000        $  113,000
          Accrued expenses                                      15,000           118,000
          Deferred gain on sale of building                      7,000            10,000
                                                            -----------       -----------
                                                               133,000           241,000
                                                            -----------       -----------
       Net noncurrent deferred tax assets:
          Deferred gain on sale of building                     21,000            21,000
          Depreciation                                         (12,000)         (108,000)
          Net operating loss carryforwards and
            alternative minimum tax credit                   1,158,000         1,022,000
                                                            -----------       -----------

                                                             1,167,000           935,000
                                                            -----------       -----------
       Total deferred tax assets                             1,300,000         1,176,000
       Less valuation allowance                              1,300,000         1,176,000
                                                            -----------       -----------

       Net deferred tax assets                              $    -            $    -
                                                            ===========       ===========


       During the years ended March 31, 2002 and 2001, the Company increased the valuation allowance by $124,000 and $240,000, respectively. Management reviews the estimate of this valuation allowance on a regular basis.

       At March 31, 2002, the Company has net operating loss carryforwards of approximately $2,200,000 available to offset future taxable income. The loss carryforwards expire from 2012 through 2022 if not used.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



6.     Commitments and Contingencies -

       Operating Leases

       The Company leases two buildings in Edina, Minnesota. Under the terms of one of the leases, monthly rent increases yearly by 2.5% through June 30, 2006. The other lease expired on June 30, 2001, and is currently on a month-to-month basis at $3,000 per month. Related sublease income received for the years ended March 31, 2002 and 2001 was approximately $13,000 and $50,000, respectively.

       The Company also leased additional space in Minneapolis, Minnesota. The Company had sublet this facility through the remaining term of the lease, which terminated in October 2001. The net monthly payment made by the Company was $1,000. Sublease income received was approximately $59,000 and $83,000 for the fiscal years ended March 31, 2002 and 2001, respectively.

       The lease in Chicago expired in April 2002, and was renewed for an additional 10 years. The monthly payment beginning in May 2002 is $15,646 with 3% annual rent increases.

       All leases provide for additional rent based on shared operating expenses.

       Future minimum rent commitments are as follows:

                            Year             Amount
                        -------------     --------------

                            2003            $   320,988
                            2004                331,728
                            2005                340,987
                            2006                350,503
                            2007                247,262
                         Thereafter           1,173,162
                                            ------------

                                            $ 2,764,630
                                            ============

       The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were approximately $325,000 and $495,000 for the years ended March 31, 2002 and 2001, respectively.

       Litigation

       The Company was involved in an employment related legal action that arose during fiscal 2001. This legal action was settled during fiscal 2002. The Company incurred legal and related expenses of approximately $115,000 and $256,000 throughout fiscal 2002 and 2001, respectively.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7.     Stock Options and Stockholders' Equity -

       Stock Options

       In June 1993, the Company adopted a stock option plan that included incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair market value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Options granted typically vest over three years, with some grants vesting immediately. Options expire after three to five years. No stock options were granted during fiscal 2002 or 2001.

       A summary of the Company's stock options outstanding and weighted average exercise price as of March 31, 2002 and 2001 and the changes during the years ended on those dates are as follows:

                                                                     Weighted
                                                                      Average
                                                    Options          Exercise
                                                  Outstanding          Price
                                                 ---------------  ----------------

       Balance at March 31, 2000                     347,583         $  .73

          Exercised                                   (6,167)           .42
          Forfeited                                  (15,833)           .71
                                                   ---------

       Balance at March 31, 2001                     325,583            .73

          Exercised                                  (40,953)           .49
          Forfeited                                 (197,214)           .80
                                                   ---------

       Balance at March 31, 2002                      87,416            .56
                                                   =========

       Stock options outstanding at March 31, 2002, consist of the following:

                                                        Weighted
                                                        Average
                                                       Remaining
                                      Options         Contractual      Options
                 Exercise Price     Outstanding           Life       Exercisable
                 --------------     -----------       -----------    -----------

                    $   .56            40,800             2.75           33,208
                        .42            36,616             1.60           36,616
                        .91             6,000             2.75            6,000
                       1.25             4,000              .80            4,000
                                      --------                          --------

                                       87,416             2.20           79,824
                                      ========                          ========

       (continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




7.     Stock Options and Stockholders' Equity - (continued)

       As permitted by SFAS No. 123, the Company elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the stock options. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net loss and loss per share would have been changed to the following pro forma amounts:

                                                                     March 31,
                                                           ------------------------------
                                                              2002              2001
                                                           ------------     -------------
       Net loss:
          As reported                                      $  (330,959)     $   (534,425)
          Pro forma                                           (267,059)         (584,760)
       Basic and diluted loss per share:
          As reported                                             (.24)             (.39)
          Pro forma                                               (.19)             (.43)

       Series A Preferred Stock

       The Company authorized 2,500,000 shares of preferred stock, none of which are issued. The Company designated 100,000 shares as Series A, cumulative, voting preferred stock with a per share par value of $.01 and a per share liquidation value equal to the greater of $100 or 100 times the per share liquidation value of common stock. Each share of Series A preferred stock has voting rights equal to 100 shares of common stock. Upon issuance, the Series A preferred stock bears a cumulative quarterly dividend equal to the greater of $1.00 or 100 times the amount of any quarterly declared dividend on common stock.

       Shareholder Rights Plan

       In July 1998, the Board of Directors adopted a shareholder protection rights plan declaring a dividend of one right for each share of the Company's common stock outstanding on August 14, 1998. The rights, which may be exercised (except by the acquirer of 15% or more of the Company's common stock) at a time specified by the Board of Directors after a person or group has acquired, or announced and intends to acquire, 15% or more of the Company's stock, entitle the holder to purchase stock having a market value equal to twice the exercise price. If the acquirer acquires more than 15%, but not more than 50%, of the Company's common stock, the Board may elect to exchange common stock for the preferred stock rights in accordance with a formula specified in the Company's Rights Agreement. The rights are redeemable for $.001 per right until becoming exercisable and have a term of 10 years unless redeemed earlier or extended by the Company.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



8.     Employee Benefit Plan -

       The Company maintains an employee benefit plan as set forth under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. The Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.5% of an employee's covered compensation. The Company contributed approximately $28,000 and $38,000 for the years ended March 31, 2002 and 2001, respectively.


9.     Related Party Transactions -

       A company related to the Chairman of the Board and the Company's president provides management advisory services to the Company. The related expense was $240,000 and $70,000 during 2002 and 2001, respectively. The agreement requires a 120 day termination notice and the agreed-upon payment is $20,000 per month.

       In 2001, the Company reserved $75,000 for an account due from a party related to one of the Company's management team at that time. In 2002, the Company increased the reserve by $15,000 to fully reserve this account.