Form 10KSB, Exhibit 13
period 2003-03-31
BROADVIEW MEDIA INC
filed 2003-06-26
CIK 73048

                                                                               .
                                                                               .
                                                                               .

         EXHIBIT 13   BROADVIEW MEDIA, INC. AND SUBSIDIARY
                                FINANCIAL REVIEW

                                                                        YEAR ENDED MARCH 31
                                                          -----------------------------------------------
HIGHLIGHTS                                                    2003             2002             2001
Revenues                                                  $   5,321,518    $   7,756,492    $   8,096,078
Gross Profit                                                  1,238,963        1,932,298        1,885,657
Gross Profit %                                                       23%              25%              23%
Net Loss                                                       (369,512)        (330,959)        (534,425)
Per Share Loss - Basic and Diluted                                 (.26)            (.24)            (.39)
Capital Expenditures                                            116,691          112,084          286,850
Net Cash Provided (Used) by Operating
Activities                                                      419,836         (775,772)         820,014

 QUARTERLY OPERATING RESULTS                                                   QUARTER ENDED
                                                          ------------------------------------------------------
                                                           JUNE 30      SEPTEMBER 30   DECEMBER 31     MARCH 31
YEAR ENDED MARCH 31, 2003:
  Revenues                                                1,514,888      1,319,754      1,643,182        843,694
  Gross Profit                                              396,000        314,651        479,420         48,892
  Net Income (Loss)                                         (51,782)      (117,516)        57,375       (257,589)
  Per Share Earnings (Loss) - Basic and Diluted               (0.04)         (0.08)           .04           (.18)
YEAR ENDED MARCH 31, 2002:
  Revenues                                                1,905,071      1,666,929      1,905,487      2,279,006
  Gross Profit                                              301,710        248,668        513,108        868,812

  Net Income (Loss)                                        (199,268)      (599,461)         4,290        463,480
  Per Share Earnings (Loss) - Basic and Diluted               (0.14)         (0.43)         (0.00)           .33

                                          YEAR ENDED MARCH 31
                                  -----------------------------------
                                        2003                2002
                                  ---------------     ---------------
MARKET PRICES                      HIGH      LOW       HIGH      LOW
Quarter Ended:
 June 30                          $ 1.66    $ .25     $ 1.28    $ .70
 September 30                       1.50      .51       1.26      .53
 December 31                         .51      .18        .80      .45
 March 31                           2.25      .18        .45      .31

s
The Company's common stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BDVM. The table above sets forth published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of stock as of March 31, 2003 was approximately 700.

SELECTED CONSOLIDATED
FINANCIAL DATA

                                                                  YEAR ENDED MARCH 31
                                           ---------------------------------------------------------------
                                              2003        2002          2001         2000         1999
STATEMENT OF OPERATIONS DATA

  Revenues                                 $5,321,518   $7,756,492   $8,096,078   $9,941,987   $10,662,581
  Cost of Products and Services Sold        4,082,555    5,824,194    6,210,421    7,341,002     8,651,464
                                           ----------   ----------   ----------   ----------   -----------
  Gross Profit                              1,238,963    1,932,298    1,885,657    2,600,985     2,011,117
  Selling, General and Administrative       1,578,347    2,217,869    2,373,216    2,007,024     1,724,701
                                           ----------   ----------   ----------   ----------   -----------
  Operating Income (Loss)                    (339,384)    (285,571)    (487,559)     593,961       286,416
  Other Income (Expense)
        Gain on sale of assets                      -            -            -      312,115        81,086
        Miscellaneous                          12,428       21,044       72,606       33,944        23,319
        Interest income                         2,526       19,245       53,884       20,092             -
        Interest expense                      (45,082)     (85,677)    (173,356)    (509,023)     (578,478)
                                           ----------   ----------   ----------   ----------   -----------
            Total Other Expense, net          (30,128)     (45,388)     (46,866)    (142,872)     (474,073)
  Income (Loss) Before
           Provision for Income Taxes        (369,512)    (330,959)    (534,425)     451,089      (187,657)
  Income Tax Expense (Benefit)                      -            -            -        9,584       (30,747)
                                           ----------   ----------   ----------   ----------   -----------
  Net Income (Loss)                        $ (369,512)  $ (330,959)  $ (534,425)  $  441,505   $  (156,910)
                                           ==========   ==========   ==========   ==========   ===========

    EARNINGS (LOSS) PER SHARE
        BASIC                                    (.26)        (.24)        (.39)         .33          (.12)
        DILUTED                                  (.26)        (.24)        (.39)         .31          (.12)

BALANCE SHEET DATA                            2003         2002         2001         2000          1999
Total assets                               $2,144,388   $2,403,777   $4,616,424   $5,224,680    $6,110,295
Property and equipment, net                   675,083      927,018    1,416,976    1,965,018     2,877,116
Stockholders' equity                          795,132      644,644      960,093    1,491,882     1,049,806
Shares outstanding                          2,200,379    1,400,379    1,363,926    1,357,759     1,356,425
Term obligations:
   Current maturities                         225,948      434,093      393,603      396,722       670,026
   Long-term maturities                       112,500      225,000      661,730    1,052,869     1,881,525
                                           ----------   ----------   ----------   ----------    ----------
        Total term obligations                338,448      659,093    1,055,333    1,449,591     2,551,551

The presentation of expenses in the operating statement data for 2001 and 2000 has been changed to conform to classifications used in 2003 and 2002. These reclassifications had no effect on net income (loss) as previously reported.

On March 25, 2003, the Company entered into a Securities Purchase Agreement whereby certain accredited investors agreed to purchase an aggregate of 800,000 shares of the Company's Common Stock for $520,000. As of March 31, 2003, $100,000 had been received and the remaining $420,000 subscription receivable was collected in April 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS:

Consolidated revenues for the year ended March 31, 2003 of $5,321,518 compares to consolidated revenues of $7,756,492 in FY02. The 31.4% decrease in overall revenues from FY02 to FY03 is illustrated as follows:

                                                                                          Increase
Business Group                      FY 2003                        FY 2002               (Decrease)
                            -----------------------        ------------------------     ------------
                             Revenues           %           Revenues            %
                             --------           -           --------            -
Entertainment               $ 3,504,115        65.9%       $5,803,149          74.8%    ($ 2,299,034)
Media Production              1,269,152        23.8%        1,360,854          17.6%         (91,702)
Education                       548,251        10.3%          296,877           3.8%         251,374
Creative                              0           0%          295,612           3.8%        (295,612)

                            -----------       -----        ----------         -----     ------------
         Total              $ 5,321,518       100.0%       $7,756,492         100.0%     $(2,434,974)
                            ===========       =====        ==========         =====     ============

The decrease in revenues for the year ended March 31, 2003 was largely attributed to the Entertainment Group, specifically to two shows. The contract for US Farm Report was not renewed, and production ended in September 2002. For TIPical Mary Ellen, the Company's major television show, revenues in FY03 decreased significantly, reflecting not only the maturation of the show but also a major change in the purchasing patterns by the networks (purchasing fewer episodes per order and re-using existing inventory).

Media Production decreased slightly as a result of a depressed national economy.

Revenue in the Education Group almost doubled as a result of widespread acceptance of the Company's products and the addition of new distributors.

Gross profits decreased to 23.3 % of revenues in FY03 from 24.9% in the prior year. The dollar impact of the increase in cost of products and services sold is $85,000 and is largely a function of fixed costs on a reduced sales volume. The Company eliminated administrative positions, the savings from which were partially offset by the use of freelance employees on a project basis.

Selling, general, and administrative ("SG&A") expenses for the years ended March 31, 2003 and 2002 totaled $1,578,347 and $2,217,869 respectively. The $639,522
(28.8%) decrease was largely due to decreases in administrative staff, bad debt expense and severance and litigation expense.

Interest expense was $45,082 and $85,677 for the fiscal years ended March 31, 2003 and 2002, respectively. The decrease of $40,595, or 47%, reflects the decreases in long and short-term borrowings and amortization of financing costs during FY03 compared to FY02. The Company's estimated production order backlog as of March 31, 2003 was $2,044,000, compared to $3,775,000 at March 31, 2002, a
45.9% decrease, all of which is attributed to the Entertainment Group.

The Company had deferred tax assets of $1,442,000 at March 31, 2003 and $1,300,000 at March 31, 2002. Management has recorded a valuation allowance of $1,442,000 at March 31, 2003 and $1,300,000 at March 31, 2002 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of $2,500,000 that can be utilized to offset future earnings.

LIQUIDITY AND CAPITAL REQUIREMENTS:

In FY03, the net loss of $369,512, offset by the receipt of $100,000 related to the stock subscription totaling $520,000 ($420,000 was receivable at March 31, 2003), decreased stockholders' equity from $644,644 at March 31, 2002 to $375,132 at March 31, 2003.

As of March 31, 2003, the Company had no working capital line of credit. At March 31, 2002, the Company had a $1,000,000 working capital line of credit that expired in August 2002. At March 31, 2002, there were no outstanding borrowings under this line of credit.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during FY03, including those mentioned in
Item 1 "Status of New Products and Services," will enable the Company to fulfill its obligations in the normal course of business through its fiscal year 2004. One of the Company's long-running shows has not yet been renewed for production in FY04, and a second show will not be renewed according to verbal notification from the network. The Company is actively developing new proposals and submitting them to the networks. However, given the sales cycle for new television shows, it will be difficult for the Company to be profitable during the first several quarters of FY04.

CASH GENERATION AND DEPLOYMENT:

In FY03, $419,836 of cash was provided by operating activities, the major components of which were the operating loss of $369,512 offset by depreciation of $368,626 and decreases in contract and trade receivables of $458,214. Capital expenditures for property and equipment were $116,691 in FY03 compared to $112,084 in FY02.

In FY03, the Company's debt and capital leases decreased $320,645 to a balance of $338,448 compared to a FY02 balance of $659,093.

In total, cash balances increased by $92,464 during FY03.

SIGNIFICANT FOURTH QUARTER ADJUSTMENTS

         During the fourth quarter of 2003, the reserves for uncollectible contract and trade receivables were reduced by approximately $40,000 due to improved credit policies, collections of accounts written off and lower sales volume in FY03.

         Additionally, the commissions payable liability was reduced by $52,000 reflecting sales staff reductions. The Company also recorded a $34,000 reserve for capitalized productions costs reflecting lower than anticipated revenues from the corporate training video project.

CRITICAL ACCOUNTING POLICIES

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

RECENT ACCOUNTING PRONOUNCEMENTS

       Statement of Financial Accounting Standards, No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), was issued in July 2002. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This pronouncement did not have a material effect on the Company's financial position or results of operations.

         In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. It is anticipated that the adoption of this standard will not have a material impact on the Company's financial position or results of operations.

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

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                       Years Ended March 31, 2003 and 2002

                                 C O N T E N T S

                                                                                 Page
                                                                                ------
INDEPENDENT AUDITOR'S REPORT                                                         1

FINANCIAL STATEMENTS

    Consolidated balance sheets                                                      2

    Consolidated statements of operations                                            3

    Consolidated statements of stockholders' equity                                  4

    Consolidated statements of cash flows                                            5

    Notes to consolidated financial statements                                  6 - 14

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Broadview Media, Inc. and Subsidiary as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

May 2, 2003

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                                            March 31,
                                                                                ---------------------------------
                                                                                     2003               2002
                                                                                --------------     --------------
                                     ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                   $      138,925     $       46,461
    Contract and trade receivables, less allowance for doubtful
      accounts of $16,900 and $277,500, respectively                                    24,575            549,403
    Estimated revenue in excess of billings on uncompleted contracts                   777,015            679,401
    Stock subscription receivable (collected in April 2003)                            420,000                  -
    Other                                                                               39,252            131,956
                                                                                --------------     --------------
       TOTAL CURRENT ASSETS                                                          1,399,767          1,407,221
                                                                                --------------     --------------

PROPERTY AND EQUIPMENT
    Machinery and equipment                                                         12,259,506         12,154,015
    Leasehold improvements                                                             650,899            639,699
                                                                                --------------     --------------
                                                                                    12,910,405         12,793,714
    Less accumulated depreciation                                                   12,235,322         11,866,696
                                                                                --------------     --------------
                                                                                       675,083            927,018
                                                                                --------------     --------------

DEPOSITS                                                                                69,538             69,538
                                                                                --------------     --------------
                                                                                $    2,144,388     $    2,403,777
                                                                                ==============     ==============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Current maturities of long-term debt                                        $      225,948     $      434,093
    Trade accounts payable                                                             176,231            196,662
    Commissions, salaries, and withholdings payable                                    116,477            125,811
    Other accrued expenses                                                             110,126            127,198
    Customer deposits                                                                  555,224            581,383
    Deferred gain from sale of building                                                 16,232             16,232
                                                                                --------------     --------------
       TOTAL CURRENT LIABILITIES                                                     1,200,238          1,481,379

DEFERRED GAIN FROM SALE OF BUILDING                                                     36,518             52,754

LONG-TERM DEBT                                                                         112,500            225,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock, 2,500,000 shares authorized, none issued                                -                  -
    Common stock, par value $.01 per share; authorized 10,000,000 shares,
        2,200,379 and 1,400,379 shares issued and outstanding, respectively             22,004             14,004
    Additional paid-in capital                                                       1,107,400            595,400
    Retained earnings (accumulated deficit)                                           (334,272)            35,240
                                                                                --------------     --------------
                                                                                       795,132            644,644
                                                                                --------------     --------------
                                                                                $    2,144,388     $    2,403,777
                                                                                ==============     ==============

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       Year Ended March 31,
                                                                                ---------------------------------
                                                                                     2003               2002
                                                                                --------------     --------------
REVENUES                                                                        $    5,321,518     $   7,756,492

COST OF PRODUCTS AND SERVICES SOLD                                                   4,082,555         5,824,194
                                                                                --------------     --------------

GROSS PROFIT                                                                         1,238,963         1,932,298

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                         1,578,347         2,217,869
                                                                                --------------     --------------

OPERATING LOSS                                                                        (339,384)          (285,571)
                                                                                --------------     --------------

OTHER INCOME (EXPENSE)
    Miscellaneous income                                                                12,428            21,044
    Interest income                                                                      2,526            19,245
    Interest expense                                                                   (45,082)           (85,677)
                                                                                --------------     --------------
                                                                                       (30,128)           (45,388)
                                                                                --------------     --------------

NET LOSS                                                                        $     (369,512)    $     (330,959)
                                                                                ==============     ==============

BASIC AND DILUTED LOSS PER SHARE                                                $         (.26)    $         (.24)
                                                                                ==============     ==============

BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                                        1,403,329          1,399,018
                                                                                ==============     ==============

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      Common Stock
                                 -------------------------
                                                                                     Retained
                                                                  Additional         Earnings
                                                                   Paid-In         (Accumulated
                                   Shares         Amount           Capital           Deficit)          Total
                                 ----------      ---------       ------------      ------------    -------------
MARCH 31, 2001                    1,363,926      $  13,639       $    580,255      $    366,199    $     960,093

  Stock options exercised            40,953            410             19,600                 -           20,010

  Shares purchased                   (4,500)           (45)            (4,455)                -           (4,500)

  Net loss                                -              -                  -          (330,959)        (330,959)
                                 ----------      ---------       ------------      ------------    -------------

 MARCH 31, 2002                   1,400,379         14,004            595,400            35,240          644,644

  Shares sold (1)                   800,000          8,000            512,000                 -          520,000

  Net loss                                -              -                  -          (369,512)        (369,512)
                                 ----------      ---------       ------------      ------------    -------------

 MARCH 31, 2003                   2,200,379      $  22,004       $  1,107,400      $   (334,272)   $     795,132
                                 ==========      =========       ============      ============    =============

(1) On March 25, 2003, the Company entered into a Securities Purchase Agreement whereby certain accredited investors agreed to purchase an aggregate of 800,000 shares of the Company's Common Stock for $520,000. As of March 31, 2003, $100,000 had been received and the remaining $420,000 subscription receivable was collected in April 2003.

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       Year Ended March 31,
                                                                                ----------------------------------
                                                                                     2003                2002
                                                                                -------------       --------------
OPERATING ACTIVITIES
    Net loss                                                                    $    (369,512)      $    (330,959)
    Adjustments to reconcile net loss to net cash provided (used)
    by operating activities:
       Depreciation                                                                   368,626              599,193
       Gain on sales of property and equipment                                         (9,964)              (1,651)
       Provision for losses on accounts receivable                                    (31,000)             109,283
       Deferred gain from building sale                                               (16,236)              (9,226)
       Changes in operating assets and liabilities:
          Restricted cash                                                                   -                1,630
          Contract and trade receivables and estimated revenue in
            excess of billings on uncompleted contracts                               458,214             (320,620)
          Other assets                                                                 92,704               27,070
          Trade accounts payable and other accrued expenses                           (46,837)            (216,182)
          Customer deposits                                                           (26,159)          (1,275,550)
                                                                                -------------       --------------
             Net cash provided (used) by operating activities                         419,836             (775,772)
                                                                                -------------       --------------

INVESTING ACTIVITIES
    Purchases of property and equipment                                              (116,691)            (112,084)
    Proceeds from sales of assets                                                       9,964                4,500
                                                                                -------------       --------------
             Net cash used by investing activities                                   (106,727)            (107,584)
                                                                                -------------       --------------

FINANCING ACTIVITIES
    Payments on long-term borrowings                                                 (320,645)            (396,240)
    Shares sold                                                                       100,000                    -
    Shares purchased                                                                        -               (4,500)
    Stock options exercised                                                                 -               20,010
                                                                                -------------       --------------
             Net cash used by financing activities                                   (220,645)            (380,730)
                                                                                -------------       --------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                       92,464           (1,264,086)

CASH AND CASH EQUIVALENTS
    Beginning of year                                                                  46,461            1,310,547
                                                                                -------------       --------------
    End of year                                                                 $     138,925       $       46,461
                                                                                =============       ==============

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
    Cash payment made for:
       Income taxes paid                                                        $            -      $        4,169
       Interest paid                                                                    49,559              94,722
     Noncash financing activity:
       Stock subscription receivable (collected in April 2003)                         420,000                   -

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       The Company and Summary of Significant Accounting Policies -

         Description of Business

         Broadview Media, Inc. and its subsidiary (the Company) provide a complete line of media related services from concept development to production services through distribution to clientele throughout the United States. The Company operates production and post-production facilities in Minneapolis, MN and Chicago, IL.

         Principles of Consolidation

         The consolidated financial statements include the accounts of Broadview Media, Inc. and its wholly owned subsidiary (the Company). All intercompany accounts and transactions are eliminated in consolidation.

         Management Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those amounts. The most significant areas, which require the use of management's estimates, relate to the determination of the percentage of completion on contracts in progress and the allowances for deferred income tax assets and contract and trade receivables.

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

         Cash and Cash Equivalents

         The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash in money market funds is not federally insured. Such investments were approximately $51,755 at March 31, 2003.

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

         Property and Equipment

         Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of an asset. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present values of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital leases is included in depreciation expense. Management assigns useful lives to property and equipment as follows:

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

         Earnings/(Loss) Per Common Share

         Basic earnings per share (EPS) is calculated using income available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

         Options of 73,266 and 87,416 shares and warrants of 225,000 were not included in the computation of diluted EPS for 2003 and 2002, respectively, as their effect was antidilutive.

         (continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       The Company and Summary of Significant Accounting Policies -
         (continued)

         Recent Accounting Pronouncements

         Statement of Financial Accounting Standards, No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), was issued in July 2002. SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 supercedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. This pronouncement did not have a material effect on the Company's financial position or results of operations.

         In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statements of financial position. It is anticipated that the adoption of this standard will not have a material impact on the Company's financial position or results of operations.

2.       Concentrations -

         In 2003, the Company derived approximately 63% of its revenues from two customers, 53% from customer A and 10% from customer B. Customer A accounted for 62% of the Company's Contract and Trade Receivables and Estimated Revenue in Excess of Billings on Uncompleted Contracts' balances at March 31, 2003.

         In 2002, the Company derived approximately 77% of its revenues from two customers, 64% from customer A and 13% from customer C. These customers accounted for 68% of the Company's Contract and Trade Receivables and Estimated Revenue in Excess of Billings on Uncompleted Contracts' balances at March 31, 2002, 56% from customer A and 12% from customer C.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.       Line of Credit -

         As of March 31, 2003, the Company had no working capital line of credit. At March 31, 2002, the Company had a $1,000,000 working capital line of credit that expired in August 2002. At March 31, 2002, there were no outstanding borrowings under this line of credit.

4.       Long-Term Debt -

         Long-term debt consists of the following:

                                                                                      March 31,
                                                                            -----------------------------
                                                                                2003             2002
                                                                            -----------      ------------
Bank term note payable in monthly installments of $10,026, or on demand, including interest at the prime rate plus .5% or at a minimum rate of 7%,
collateralized by substantially all Company assets.                         $   113,448      $    221,470

Subordinated notes,  $112,500  principal payable annually, interest
payable quarterly at 10.5%.                                                     225,000           337,500

Capital lease obligations at implicit rates ranging from 13% to 16%,
terminated in fiscal year 2003.                                                       -           100,123
                                                                            -----------      ------------
                                                                                338,448           659,093
Less current maturities                                                         225,948           434,093
                                                                            -----------      ------------
                                                                            $   112,500      $    225,000
                                                                            ===========      ============

         The subordinated notes have detachable warrants that are exercisable for the purchase of 225,000 shares of common stock at $2.50 per share. The subordinated notes can be used as payment for the exercise of the warrants. Included in the subordinated notes is $15,000 and $22,500 at March 31, 2003 and 2002, respectively, payable to a current Board member. Interest expense on the subordinated notes was approximately $29,000 and $39,000 in 2003 and 2002, respectively.

         The balance of $112,500 in long-term debt is due July 2004.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.       Income Taxes -

         A reconciliation between the income tax provisions computed at the Federal statutory rate and the income tax provisions for the consolidated financial statements is as follows:

                                                                                       March 31,
                                                                            -----------------------------
                                                                               2003              2002
                                                                            -----------      ------------
Income tax benefit at Federal statutory rate                                $  (126,000)     $   (110,000)
Valuation allowance                                                             142,000           124,000
Nondeductible expenses and other                                                 (3,000)            3,000
Adjustment for previously recorded net loss and tax credit
  carryforwards                                                                 (13,000)          (17,000)
                                                                            -----------      ------------
                                                                            $         -      $          -
                                                                            ===========      ============

         Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

                                                                                       March 31,
                                                                            -----------------------------
                                                                                2003             2002
                                                                            -----------      ------------
Net current deferred tax assets:
   Allowance for doubtful accounts                                          $    50,000      $    111,000
   Accrued expenses                                                              29,000            15,000
   Deferred gain on sale of building                                              7,000             7,000
                                                                            -----------      ------------
                                                                                 86,000           133,000
                                                                            -----------      ------------

Net noncurrent deferred tax assets:
   Deferred gain on sale of building                                             15,000            21,000
   Depreciation                                                                  36,000           (12,000)
   Net operating loss carryforwards and
     alternative minimum tax credit                                           1,305,000         1,158,000
                                                                            -----------      ------------

                                                                              1,356,000         1,167,000
                                                                            -----------      ------------
Total deferred tax assets                                                     1,442,000         1,300,000
Less valuation allowance                                                      1,442,000         1,300,000
                                                                            -----------      ------------

Net deferred tax assets                                                     $         -      $          -
                                                                            ===========      ============

         At March 31, 2003, the Company has net operating loss carryforwards of approximately $2,600,000 available to offset future taxable income. The loss carryforwards expire from 2012 through 2023.

         The Company increased its valuation allowance by $142,000 and $124,000, respectively, during 2003 and 2002. Management reviews the estimate of this valuation allowance on a regular basis.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.       Commitments and Contingencies -

         Operating Leases

         The Company leases two buildings in Edina, Minnesota. Under the terms of one of the leases, monthly rent increases yearly by 2.5% through June 30, 2006. The other lease, which was on a month-to-month basis, was renewed and expires September 30, 2007. Monthly rent on this lease is $1,995, with 4% annual increases. Related sublease income for 2003 and 2002 was approximately $0 and $13,000, respectively.

         The lease in Chicago expired in April 2002, and was renewed for an additional ten years, expiring May 2012. The monthly payment in May 2002 is $15,646 with 3% annual increases.

         All leases provide for additional rent based on shared operating expenses.

         Approximate future minimum rent commitments are as follows:

   Year              Amount
----------       -------------
   2004          $     355,200
   2005                364,900
   2006                374,900
   2007                272,100
   2008                229,500
Thereafter             974,200
                 -------------
                 $   2,570,800
                 =============

         The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were approximately $420,000 and $325,000 for 2003 and 2002, respectively.

         Litigation

         The Company was involved in an employment related legal action that arose during fiscal 2001. This legal action was settled during fiscal 2002.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Stockholders' Equity and Stock Options -

         Securities Purchase Agreement and Stock Subscription Receivable

         The Company entered into a Securities Purchase Agreement as of March 25, 2003, whereby certain accredited investors purchased 800,000 shares of common stock at $.65 per share and received restricted warrants to purchase an additional 400,000 shares of Common Stock of the Company. The restricted warrants have an exercise price of $1.25 per share. The restriction limits the exercise of the warrants to that which would not negatively affect the Company's ability to utilize and carry forward its net operating losses. The restricted warrants expire the later of 37 months from the issue date or one month after the restrictions no longer apply. As of March 31, 2003, the Company received $100,000 under this agreement. The remainder, $420,000, was recorded as a stock subscription receivable.

         The stock subscription receivable consists of the agreements for the stock purchases as described above. The remaining payments were received in full in the first quarter of fiscal year 2004, and the stock was issued in May of 2003.

         Stock Options

         The Company has a stock option plan that includes incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair market value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Options granted typically vest over three years, with some grants vesting immediately. Options expire after three to five years. No stock options were granted during fiscal 2003 or 2002.

         A summary of the Company's stock options is as follows:

                                              Weighted-
                                              Average
                             Options          Exercise
                           Outstanding          Price
                           -----------        ---------
March 31, 2001                 325,583         $  .73

   Exercised                   (40,953)           .49
   Forfeited                  (197,214)           .80
                           -----------

March 31, 2002                  87,416            .56

   Forfeited                   (14,150)           .93
                           -----------

March 31, 2003                  73,266            .53
                           ===========

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Stockholders' Equity and Stock Options - (continued)

         Stock options outstanding at March 31, 2003, consist of the following:

                                     Weighted-
                                      Average
                                     Remaining
                     Options         Contractual      Options
Exercise Price     Outstanding           Life       Exercisable
--------------     -----------       -----------    -----------
   $   .56            32,650             1.71          32,650
       .43            34,616              .58          34,616
       .91             6,000             1.83           6,000
                      ------                           ------
                      73,266             1.19          73,266
                      ======                           ======

         As permitted by SFAS No. 123, the Company follows the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the stock options. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net loss and loss per share would have been changed to the following amounts:

                                                              March 31,
                                                    ----------------------------
                                                       2003              2002
                                                    -----------     ------------
Net loss:
   As reported                                      $  (369,512)    $   (330,959)
   Pro forma                                           (368,520)        (267,059)
Basic and diluted loss per share:
   As reported                                             (.26)            (.24)
   Pro forma                                               (.26)            (.19)

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

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.       Stockholders' Equity and Stock Options - (continued)

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

8.       Employee Benefit Plan -

         The Company maintains an employee benefit plan as set forth under
         Section 401(k) of the Internal Revenue Code covering substantially all of its employees. The Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.5% of an employee's covered compensation. The Company contributed approximately $17,000 and $28,000 for 2003 and 2002, respectively.

9.       Related Party Transactions -

         A company related to the Chairman of the Board and the Company's president provides management advisory services to the Company. The agreed-upon payment is $10,000 biweekly and the related expense was $256,000 and $240,000 during 2003 and 2002, respectively. The agreement provides for a 120-day termination notice.

         In 2003, the Company incurred $29,473 of legal expense as reimbursement to a Board Member for expenses incurred on the Company's behalf to obtain a final settlement (including purchase of Company common stock by the Board Member) with a former officer of the Company.