Form 10KSB, Exhibit 13
period 2004-03-31
BROADVIEW MEDIA INC
filed 2004-06-25
CIK 73048

                                                                               .
                                                                               .
                                                                               .




                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                                FINANCIAL REVIEW

                                                                                    YEAR ENDED MARCH 31,
                                                                       ----------------------------------------------
HIGHLIGHTS                                                                 2004             2003             2002
                                                                           ----             ----             ----
Revenues                                                                $4,329,889       $5,321,518        $7,756,492
Gross Profit                                                               866,432        1,238,963         1,932,298
Gross Profit %                                                                 20%              23%               25%
Net Loss                                                                 (437,181)        (369,512)         (330,959)
Per Share Loss -- Basic and Diluted                                          (.20)            (.26)             (.24)
Capital Expenditures                                                        30,731          116,691           112,084
Net Cash Provided (Used) by Operating Activities                         (941,239)          419,836         (775,772)


QUARTERLY OPERATING RESULTS                                                     QUARTER ENDED
                                                        -------------------------------------------------------------

                                                         JUNE 30        SEPTEMBER 30       DECEMBER 31       MARCH 31
                                                        ---------       ------------       -----------      ---------
YEAR ENDED MARCH 31, 2004:
  Revenues                                               $886,752          $913,307         $1,142,829      $1,387,001
  Gross Profit                                             83,917           195,532            217,761         369,222
  Net Income (Loss)                                     (304,644)         (156,462)           (46,234)          70,159
  Per Share Earnings (Loss) -- Basic and Diluted           (0.14)            (0.07)             (0.02)             .03
YEAR ENDED MARCH 31, 2003:
  Revenues                                              1,514,888         1,319,754          1,643,182         843,694
  Gross Profit                                            396,000           314,651            479,420          48,892
  Net Income (Loss)                                      (51,782)         (117,516)             57,375       (257,589)
  Per Share Earnings (Loss) -- Basic and Diluted           (0.04)            (0.08)                .04           (.18)


For operating results for the first 3 quarters in fiscal year ended March 31,2004, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY04, revenue increased reflecting higher sales in television show production. Gross margin increased as a result of higher revenues, while selling, general and administrative expense remained relatively constant compared to the third quarter.

For operating results for the first 3 quarters in fiscal year ended March 31,2003, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY03, revenue decreased reflecting reduced sales in television show production, one of which was in hiatus during the fourth quarter. Gross margin decreased as a result of lower revenues, while selling, general and administrative expenses were lower due to reduced bad debt and commission expenses compared to the third quarter.


                                                                                      YEAR ENDED MARCH 31,
                                                                         ---------------------------------------------
                                                                                  2004                     2003
                                                                         --------------------       ------------------
MARKET PRICES                                                              HIGH           LOW       HIGH           LOW
                                                                           ----           ---       ----           ---
Quarter Ended:
   June 30                                                                $4.60          $1.20      $1.66         $.25
   September 30                                                            4.77           2.80       1.50          .51
   December 31                                                             8.50           4.10        .51          .18
   March 31                                                                7.50           5.75       2.25          .18

The Company's Common Stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BDVM. The table above sets forth published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of stock as of March 31, 2004 was approximately 700.


SELECTED CONSOLIDATED
FINANCIAL DATA

                                                                         YEAR ENDED MARCH 31,
                                           --------------------------------------------------------------------------
                                              2004            2003            2002            2001           2000
                                              ----            ----            ----            ----           ----
STATEMENT OF OPERATIONS DATA

  Revenues                                 $4,329,889       $5,321,518      $7,756,492      $8,096,078     $9,941,987
  Cost of Products and Services Sold        3,463,457        4,082,555       5,824,194       6,210,421      7,341,002
                                            ---------        ---------       ---------       ---------      ---------
  Gross Profit                                866,432        1,238,963       1,932,298       1,885,657      2,600,985
  Selling, General and Administrative       1,275,479        1,578,347       2,217,869       2,373,216      2,007,024
                                            ---------        ---------       ---------       ---------      ---------
  Operating Income (Loss)                   (409,047)        (339,384)       (285,571)       (487,559)        593,961
  Other Income (Expense)
        Gain on sale of assets                      -                -               -               -        312,115
        Miscellaneous                           8,535           12,428          21,044          72,606         33,944
        Interest income                           838            2,526          19,245          53,884         20,092
        Interest expense                     (37,507)         (45,082)        (85,677)       (173,356)      (509,023)
                                             --------         --------        --------       ---------      ---------
            Total Other Expense, net         (28,134)         (30,128)        (45,388)        (46,866)      (142,872)
  Income (Loss) Before
           Provision for Income Taxes       (437,181)        (369,512)       (330,959)       (534,425)        451,089
  Income Tax Expense                               -                -               -               -           9,584
                                           ----------       ----------      ----------      ----------       --------
  Net Income (Loss)                        $(437,181)       $(369,512)      $(330,959)      $(534,425)       $441,505
                                           ==========       ==========      ==========      ==========       ========

  EARNINGS (LOSS) PER SHARE
        BASIC                                   $(.20)          $(.26)          $(.24)          $(.39)           $.33
        DILUTED                                  (.20)           (.26)           (.24)           (.39)            .31

BALANCE SHEET  DATA                            2004          2003            2002             2001             2000
                                               ----          ----            ----             ----             ----
Total Assets                                $1,508,505     $2,144,388     $2,403,777      $4,616,424        $5,224,680
Property and Equipment, net                    444,736        675,083        927,018       1,416,976         1,965,018
Stockholders' Equity                           382,874        795,132        644,644         960,093         1,491,882
Shares Outstanding                           2,303,728      2,200,379      1,400,379       1,363,926         1,357,759
Term Obligations:
   Current maturities                          737,500        225,948        434,093         393,603           396,722
   Long-term maturities                           -           112,500        225,000         661,730         1,052,869
                                          ------------- -------------- -------------- --------------- -----------------
        Total term obligations                 737,500        338,448        659,093       1,055,333         1,449,591



The presentation of expenses in the operating statement data for 2001 and 2000 has been changed to conform to classifications used in 2004, 2003 and 2002. These reclassifications had no effect on net income (loss) as previously reported.

The preceding selected financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data for the fiscal years ended March 31, 2004 and 2003, have been derived from our consolidated financial statements and accompanying notes contained in this report. The data for the fiscal years ended March 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements, which are contained in our prior annual reports and filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

SIGNIFICANT FOURTH QUARTER ADJUSTMENTS:

During the fourth quarter of 2004, there were no significant adjustments.

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

CRITICAL ACCOUNTING POLICIES:

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


RESULTS OF OPERATIONS:

YEAR ENDED MARCH 31, 2004 COMPARED TO YEAR ENDED MARCH 31,2003

Consolidated revenues for the year ended March 31, 2004 of $4,329,889 compare to consolidated revenues of $5,321,518 in FY03. The 18.6% decrease in overall revenues from FY03 to FY04 is illustrated as follows:

                                                                                             Increase
Business Customers                    FY 2004                          FY 2003              (Decrease)
------------------          ---------------------------     --------------------------     ------------
                              Revenues              %         Revenues            %
                              --------              -         --------            -
Entertainment                $2,385,789           55.1%      $3,504,115          65.9%     ($1,118,326)
Media Production              1,474,203           34.0%       1,269,152          23.8%          205,051
Education                       469,897           10.9%         548,251          10.3%         (78,354)
                              ---------           -----      ----------          -----      -----------
         Total               $4,329,889           100.0%     $5,321,518          100.0%     $ (991,629)
                             ==========           =====      ==========          =====      ===========

The decrease in revenues for the year ended March 31, 2004 was largely attributed to sales entertainment customers, specifically to two shows, TIPical Mary Ellen and Before & After, reflecting fewer episodes produced.

Sales to media production customers increased slightly as a result of an improved national economy.

Revenue from education customer sales decreased slightly reflecting reduced demand in this market.

Gross profits decreased to 20.0 % of revenues in FY04 from 23.3% in the prior year. The dollar impact of the increase in cost of products and services sold is approximately $145,000 and is largely a function of fixed costs on a reduced sales volume. The Company also eliminated production personnel positions, the savings from which were partially offset by the use of freelance employees on a project basis. Cost of goods and services primarily include direct costs associated with the production phase, including payroll and related benefits, maintenance and depreciation on equipment used in production.

Selling, general and administrative ("SG&A") expenses for the years ended March 31, 2004 and 2003 totaled $1,275,479 and $1,578,347, respectively. The $302,868
(19.2%) decrease was largely due to decreases in administrative staff and outside management consultant expense. SG& A expenses include costs associated with the administrative support function. Costs include payroll and related benefits, rent, advertising and development, telephone and bad debt expense.

SG &A expenses were as follows:

    ------------------------------- ------------------ --------------------- ------------------- --------------------
                                         FY 2004            % OF REVENUE           FY 2003           % OF REVENUE
    ------------------------------- ------------------ --------------------- ------------------- --------------------
    Administrative Staff                      $43,145                  1.0%            $207,632                 3.9%
    ------------------------------- ------------------ --------------------- ------------------- --------------------
    Outside Management                        135,000                  3.1%             240,000                 4.5%
    ------------------------------- ------------------ --------------------- ------------------- --------------------
    All Other                               1,097,334                 25.4%           1,130,715                21.3%
    ------------------------------- ------------------ --------------------- ------------------- --------------------
    Total SG &A                            $1,275,479                 29.5%          $1,578,347                29.7%
    ------------------------------- ------------------ --------------------- ------------------- --------------------

Interest expense was $37,507 and $45,082 for the years ended March 31, 2004 and 2003, respectively. The decrease of $7,575, or 16.8%, reflects the decrease in borrowings in the first half of FY04.

The Company's estimated production order backlog was $446,000 as of March 31, 2004, compared to $2,044,000 as of March 31, 2003, a 78.2% decrease. All such backlog is attributed to the Entertainment portion of the Company's business.

The Company had deferred tax assets of $1,623,000 at March 31, 2004 and $1,442,000 at March 31, 2003, respectively. Management has recorded a valuation allowance of $1,623,000 at March 31, 2004 and $1,442,000 at March 31, 2003 on
the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of approximately $3,000,000 that can be utilized to offset future earnings.

YEAR ENDED MARCH 31, 2003 COMPARED TO YEAR ENDED MARCH 31, 2002

Consolidated revenues for the year ended March 31, 2003 of $5,321,518 compare to consolidated revenues of $7,756,492 in FY02. The 31.4% decrease in overall revenues from FY02 to FY03 is illustrated as follows:

                                                                                            Increase
Business Customers                     FY 2003                        FY 2002              (Decrease)
-------------------         ----------------------------     -------------------------     ----------
                              Revenues              %         Revenues             %
                              --------              -         --------             -
Entertainment                 $3,504,115          65.9%      $5,803,149          74.8%     ($2,299,034)
Media Production               1,269,152          23.8%       1,360,854          17.6%         (91,702)
Education                        548,251          10.3%         296,877           3.8%          251,374
Creative                               0             0%         295,612           3.8%        (295,612)
                             -----------          -----      ----------          -----     ------------
          Total              $ 5,321,518          100.0%     $7,756,492          100.0%    $(2,434,974)
                             ===========          =====      ==========          =====     ============

The decrease in revenues for the year ended March 31, 2003 was largely attributed to entertainment customers, specifically to two shows. The contract for US Farm Report was not renewed, and production ended in September 2002. For TIPical Mary Ellen, the Company's major television show, revenues in FY03 decreased significantly, reflecting not only the maturation of the show but also a major change in the purchasing patterns by the networks (purchasing fewer episodes per order and re-using existing inventory).

Media production customer sales decreased slightly as a result of a depressed national economy.

Revenue from education customer sales almost doubled as a result of widespread acceptance of the Company's products and the addition of new distributors.

Gross profits decreased to 23.3 % of revenues in FY03 from 24.9% in the prior year. The dollar impact of the increase in cost of products and services sold is approximately $85,000 and is largely a function of fixed costs on a reduced sales volume. The Company eliminated production personnel positions, the savings from which were partially offset by the use of freelance employees on a project basis.

Cost of goods and services primarily include direct costs associated with the production phase, including payroll and related benefits, maintenance and depreciation on equipment used in production.

SG&A expenses for the years ended March 31, 2003 and 2002 totaled $1,578,347 and $2,217,869, respectively. The $639,522 (28.8%) decrease was largely due to decreases in administrative staff, bad debt expense, and severance & litigation expense. SG& A expenses include costs associated with the administrative support function. Costs include payroll and related benefits, rent, advertising and development, telephone and bad debt expense.

SG &A expenses were as follows:


    ------------------------------- ------------------- -------------------- ------------------- --------------------
                                          FY 2003           % OF REVENUE           FY 2002           % OF REVENUE
    ------------------------------- ------------------- -------------------- ------------------- --------------------
    Administrative Staff                      $207,632                 3.9%            $457,547                 5.9%
    ------------------------------- ------------------- -------------------- ------------------- --------------------
    Bad Debt Expense                          (31,000)                (.6)%             109,439                 1.4%
    ------------------------------- ------------------- -------------------- ------------------- --------------------
    Severance & Litigation                           0                   0%             237,903                 3.1%
    ------------------------------- ------------------- -------------------- ------------------- --------------------
    All Other                                1,401,715                26.3%           1,412,980                18.2%
    ------------------------------- ------------------- -------------------- ------------------- --------------------
    Total SG &A                             $1,578,347                29.7%          $2,217,869                28.6%
    ------------------------------- ------------------- -------------------- ------------------- --------------------

Interest expense was $45,082 and $85,677 for the fiscal years ended March 31, 2003 and 2002, respectively. The decrease of $40,595, or 47%, reflects the decreases in long and short-term borrowings and amortization of financing costs during FY03 compared to FY02.

The Company's estimated production order backlog was $2,044,000 as of March 31, 2003, compared to $3,775,000 as of March 31, 2002, a 45.9% decrease. All such backlog is attributed to the Entertainment portion of the Company's business.

LIQUIDITY AND CAPITAL REQUIREMENTS:

In FY04, the net loss of $437,181, offset by stock option exercises of $24,923, decreased stockholders' equity from $795,132 at March 31, 2003 to $382,874 at March 31, 2004.

As of March 31, 2004, the Company had a $300,000 bank working capital line of credit, and there were $150,000 outstanding borrowings under this line of credit. At March 31, 2003, the Company had no working capital line of credit.

In July 2003, the Board of Directors established a $300,000 unsecured line of credit with the Company's current CEO at an annual interest rate of 5.5% and expiring April 30, 2006. As of March 31, 2004, there were no borrowings on this line of credit, and the interest expense was $4,905 for FY 2004. On May 27, 2004, the line was increased to $800,000 and extended to October 31, 2006.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during FY04 will enable the Company to fulfill its obligations in the normal course of business through its FY 2005. One of the Company's long-running shows has not yet been renewed for production in FY05, and a second show will not be renewed according to verbal notification from the network. The Company is actively developing new proposals and submitting them to the networks. However, the sales cycle for new television shows will make it difficult for the Company's current business to be profitable during at least the first several quarters of FY05.

Revenues for the shows above and % of revenue are as follows:

                                        FY 2004                      FY 2003
                                        -------                      -------
TIPical Mary Ellen                     $831,801                     $1,054,750
% of Revenue                              19.2%                          19.8%

Before & After                         $621,270                     $1,292,545
% of Revenue                              14.3%                          24.3%

CASH GENERATION AND DEPLOYMENT:

In FY04, $941,239 of cash was used by operating activities, the major components of which were the operating loss of $437,181, increases in contract and trade receivables of $183,612 and decreases of customer deposits of $555,224, offset by depreciation of $261,078. Capital expenditures for property and equipment were $30,731 in FY04 compared to $116,691 in FY03.

In FY04, the Company's debt increased $399,052 to a balance of $737,500 at March 31, 2004 compared to a balance of $338,448 at March 31, 2003.

In total, cash balances decreased by $127,995 during FY04.

On November 17, 2003, the Registrant signed a non-binding letter of intent to acquire Utah Career College, a privately-owned, post-secondary institution that offers career vocational training programs. Terry Myhre, the Company's CEO, is also the majority owner of Utah Career College. Utah Career College provides Title IV accreditation, a key factor in obtaining student loans for the post-secondary market. The planned acquisition of this post-secondary career college is intended to allow the Company to expand its presence in the post-secondary education market and allow it to pursue a strategic direction and transition to become a direct participant in the post-secondary education market. As noted below, the Company is also establishing a relationship with another post-secondary school to provide real-time apprenticeship programs for such school.

Although the proposed acquisition of Utah Career College will not require a vote of the Company's shareholders, the proposed acquisition is subject to a number of conditions, including completion of due diligence review with acceptable results by each party, negotiation of the acquisition price which is expected to be stock from the Company, receipt of any governmental or third-party consents or clearances that might be required, negotiation of a definitive acquisition agreement, receipt by the Company of a fairness opinion from its investment banker, and approval of the acquisition by a special committee and the audit committee of the Company's board of directors and by the board and shareholders of Utah Career College. The negotiation and due diligence process was on going as of the date of this Annual Report. In light of additional time that may be needed to address certain regulatory and due diligence matters, it is not expected that the acquisition, if it occurs, will be consummated until the fall of 2004.

In May 2004, the Company entered into a strategic relationship with the Minnesota School of Business (a company owned by the Company's CEO) to offer digital video courses at one of the Company's Minneapolis facilities. Through this relationship, the Company intends to provide a way for students to receive instruction in an apprenticeship environment within a for-profit business. This new relationship is intended to be part of the Company's plan to build a post-secondary career curriculum, and also a part of its broader strategic plan to transition the Company into the post-secondary education market.

FORWARD LOOKING STATEMENTS

This Annual Report contains disclosures, which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "envision," "plan," or "continue." These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. Shareholders and other readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                       Years Ended March 31, 2004 and 2003

                                 C O N T E N T S



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

    Consolidated balance sheets

    Consolidated statements of operations

    Consolidated statements of stockholders' equity

    Consolidated statements of cash flows

    Notes to consolidated financial statements

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiary
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheets of Broadview Media, Inc. and Subsidiary as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                                                       /s/ Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota                                                 Lurie Besikof Lapidus & Company, LLP
April 29, 2004, except for the last paragraph of Note 3,
as to which the date is May 27, 2004

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                March 31,
                                                                                    -----------------------------------
                                      ASSETS                                             2004                2003
                                                                                    ----------------    ---------------
CURRENT ASSETS
    Cash and cash equivalents                                                       $        10,930     $      138,925
    Contract and trade receivables, less allowance for doubtful
      accounts of $26,400 and $16,900, respectively                                         450,380             24,575
    Estimated revenue in excess of billings on uncompleted contracts                        531,222            777,015
    Stock subscription receivable                                                            -                 420,000
    Other                                                                                    19,945             39,252
                                                                                      --------------      -------------
       TOTAL CURRENT ASSETS                                                               1,012,477          1,399,767
                                                                                      --------------      -------------

PROPERTY AND EQUIPMENT
    Machinery and equipment                                                              12,290,237         12,259,506
    Leasehold improvements                                                                  650,899            650,899
                                                                                      --------------      -------------
                                                                                         12,941,136         12,910,405
    Less accumulated depreciation                                                        12,496,400         12,235,322
                                                                                      --------------      -------------
                                                                                            444,736            675,083
                                                                                      --------------      -------------

DEPOSITS                                                                                     51,292             69,538
                                                                                      --------------      -------------

                                                                                    $     1,508,505     $    2,144,388
                                                                                      ==============      =============

                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Bank line of credit                                                             $       150,000     $        -
    Current maturities of long-term and short-term debt                                     587,500            225,948
    Trade accounts payable                                                                  103,760            176,231
    Commissions, salaries, and withholdings payable                                         144,826            116,477
    Other accrued expenses                                                                  103,031            110,126
    Customer deposits                                                                         -                555,224
    Deferred gain from sale of building                                                      16,232             16,232
                                                                                      --------------      -------------
       TOTAL CURRENT LIABILITIES                                                          1,105,349          1,200,238

DEFERRED GAIN FROM SALE OF BUILDING                                                          20,282             36,518

LONG-TERM DEBT, less current maturities                                                      -                 112,500

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
     Preferred stock, 2,500,000 shares authorized, none issued                               -                  -
    Common stock, par value $.01 per share; authorized
        10,000,000 shares, 2,303,728 and 2,200,379                                           23,037             22,004
        shares issued and outstanding, respectively
    Additional paid-in capital                                                            1,131,290          1,107,400
    Accumulated deficit                                                                    (771,453)         (334,272)
                                                                                      --------------      -------------
                                                                                            382,874            795,132
                                                                                      --------------      -------------

                                                                                    $     1,508,505     $    2,144,388
                                                                                      ==============      =============

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                               Year Ended March 31,
                                                                                         ---------------------------------
                                                                                              2004              2003
                                                                                         ---------------    --------------

REVENUES                                                                                 $    4,329,889     $   5,321,518

COST OF PRODUCTS AND SERVICES SOLD                                                            3,463,457         4,082,555
                                                                                           -------------      ------------

GROSS PROFIT                                                                                    866,432         1,238,963

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                                  1,275,479         1,578,347
                                                                                           -------------      ------------

OPERATING LOSS                                                                                 (409,047)         (339,384)
                                                                                           -------------      ------------

OTHER INCOME (EXPENSE)
    Interest expense                                                                            (37,507)          (45,082)
    Miscellaneous                                                                                 9,373            14,954
                                                                                           -------------      ------------
                                                                                                (28,134)          (30,128)
                                                                                           -------------      ------------

NET LOSS                                                                                 $     (437,181)    $    (369,512)
                                                                                           =============      ============


BASIC AND DILUTED LOSS PER COMMON SHARE                                                  $         (.20)    $        (.26)
                                                                                           =============      ============

BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                                                                 2,232,479         1,403,329
                                                                                           =============      ============


See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                           Common Stock                 Additional
                                           -------------                 Paid-In         Accumulated
                                       Shares           Amount            Capital          Deficit          Total
                                    -------------    -----------      --------------    --------------    ------------
  MARCH 31, 2002                       1,400,379     $   14,004       $     595,400     $      35,240     $   644,644

  Shares sold                            800,000          8,000             512,000             -             520,000

  Net loss                                 -               -                   -            (369,512)       (369,512)
                                     ------------      ---------        ------------      ------------      ----------

  MARCH 31, 2003                       2,200,379         22,004           1,107,400         (334,272)         795,132

  Stock options
    exercised                             52,616            526              24,397              -             24,923

  Cashless warrants
    exercised                             50,733            507               (507)              -             -

  Net loss                                 -                -                 -             (437,181)       (437,181)
                                     ------------      ---------        ------------      ------------      ----------

  MARCH 31, 2004                       2,303,728      $  23,037       $   1,131,290     $   (771,453)     $   382,874
                                     ============      =========        ============      ============      ==========


See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      Year Ended March 31,
                                                                               -----------------------------------
                                                                                    2004               2003
                                                                               ---------------    ----------------
OPERATING ACTIVITIES
    Net loss                                                                   $    (437,181)      $    (369,512)
    Adjustments to reconcile net loss to net cash provided (used)
    by operating activities:
       Depreciation                                                                   261,078             368,626
       Gain on sales of property and equipment                                        -                   (9,964)
       Recognized gain from sale of building                                         (16,236)            (16,236)
       Changes in operating assets and liabilities:
          Contract and trade receivables and estimated revenues in
            excess of billings on uncompleted contracts                             (180,012)             427,214
          Other assets                                                                 37,553              92,704
          Trade accounts payable and other accrued expenses                          (51,217)            (46,837)
          Customer deposits                                                         (555,224)            (26,159)
                                                                                 -------------       -------------
             Net cash provided (used) by operating activities                       (941,239)             419,836
                                                                                 -------------       -------------

INVESTING ACTIVITIES
    Purchases of property and equipment                                              (30,731)           (116,691)
    Proceeds from sales of property and equipment                                       -                   9,964
                                                                                 -------------       -------------
             Net cash used by investing activities                                   (30,731)           (106,727)
                                                                                 -------------       -------------

FINANCING ACTIVITIES
    Net proceeds from line of credit                                                  150,000             -
    Payments on long-term debt                                                      (715,140)           (320,645)
    Proceeds from long-term debt                                                      964,192             -
    Proceeds from issuance of common stock                                            -                   100,000
    Collection of stock subscription receivable                                       420,000             -
    Proceeds from stock options exercised                                              24,923             -
                                                                                 -------------       -------------
             Net cash provided (used) by financing activities                         843,975           (220,645)
                                                                                 -------------       -------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (127,995)              92,464

CASH AND CASH EQUIVALENTS
    Beginning of year                                                                 138,925              46,461
                                                                                 -------------       -------------
    End of year                                                                $       10,930      $      138,925
                                                                                 =============       =============

SUPPLEMENTARY DISCLOSURES
    Cash payments made for interest                                            $       39,384      $       49,559
    Noncash financing activities
          Stock subscription receivable                                                -                   420,000
          Cashless warrants exercised                                                     507             -

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company and Summary of Significant Accounting Policies -

       Description of Business

       Broadview Media, Inc. and its subsidiary (the Company) provide a complete line of media related services from concept development to production services through distribution to clientele throughout the United States. The Company operates production and post-production facilities in one business segment in the cities of Minneapolis, MN and Chicago, IL.

       Principles of Consolidation

       The consolidated financial statements include the accounts of Broadview Media, Inc. and its wholly owned subsidiary. All intercompany accounts and transactions were eliminated in consolidation.

       Management Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts. The most significant areas which require the use of management's estimates relate to the determination of the percentage of completion on contracts in progress and the allowances for deferred income tax assets and contract and trade receivables.

       Revenue Recognition

       Revenue is recognized on the percentage of completion method of accounting utilizing measurements of progress towards completion appropriate for the work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. Long-term contracts generally relate to entertainment television network productions which will vary in number of episodes produced There are inherent uncertainties in estimating progress and the percentage completed. Management considers production progress to be the best measure of progress on contracts.

       Fair Value of Financial Instruments

       The carrying amounts of financial instruments, consisting of cash, receivables, long-term debt and short-term debt, accounts payable, and accrued expenses, approximate their fair values.

       Cash and Cash Equivalents

       All highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents. Cash in money market funds is not federally insured.

       Cash accounts are maintained at primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

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

                 Leasehold improvements                2 - 10 years
                 Machinery and equipment               3 - 10 years

       Stock-Based Compensation

       The Company accounts for employee stock options using the intrinsic value method as provided under Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and provides the disclosures required by Statement of Financial Accounting Standards
       (SFAS) No. 123, "Accounting for Stock-Based Compensation." Options and warrants to non-employees are accounted as required by SFAS No. 123.

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

                                                                                       Year Ended March 31,
                                                                                 ----------------------------------
                                                                                     2004               2003
                                                                                 -------------     ----------------
       Net loss:
          As reported                                                            $   (437,181)     $     (369,512)
          Stock option compensation expense (income)                                   29,807                (992)
                                                                                   -----------       --------------
              Pro forma                                                          $   (466,988)     $     (368,520)
                                                                                   ===========       ==============

       Basic and diluted loss per share:
          As reported                                                            $       (.20)     $         (.26)
          Stock option compensation expense (income)                                     (.01)                  -
                                                                                   -----------       --------------
              Pro forma                                                          $       (.21)     $         (.26)
                                                                                   ===========       ==============


     Research and Development Costs

     Research and development costs are expensed as incurred and totaled approximately $96,000 and $109,000 for 2004 and 2003, respectively.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company and Summary of Significant Accounting Policies - (continued)

       Loss Per Common Share

       Basic loss per share (EPS) is calculated using loss available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

       Options of 35,650 and 73,266 shares and warrants of 574,267 and 625,000 were not included in the computation of diluted EPS for 2004 and 2003, respectively, as their effect was antidilutive.

       Recent Accounting Pronouncements

       On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, SFAS No. 146 states the liability should be initially measured at fair value.

       On July 1, 2003, the Company adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

       On July 1, 2003, the Company adopted SFAS No. 150,"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer.

       On December 1, 2002, the Company adopted FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that, at the time of the issuance of a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes. The liability recognition provisions do not apply to product warranties or to guarantees accounted for as derivatives.

       In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 changes the criteria by which one company includes another entity in its consolidated financial statements. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. Previously, the criteria was based on control through voting interest. Through March 2004, the FASB revised certain elements of FIN No. 46 and also modified its effective date. For registrants who file under Regulation S-B, FIN No. 46 is applied in periods ending after December 31,2003.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company and Summary of Significant Accounting Policies - (continued)

       The adoption of the preceding Statements and Interpretations did not impact the Company's consolidated financial statements for the years presented.

2.     Concentrations -

       In 2004 (2003), the Company derived approximately 60% (63%) of its revenues from three customers, 53% (53%) from customer A, 7% (0%) from customer B, and 0% (10%) from customer C. Customer A accounted for 68% (62%) of the Company's contract and trade receivables and estimated revenue in excess of billings on uncompleted contracts at March 31, 2004
       (2003).

 3.    Financing Facilities -

       Long --Term and Short-Term Debt

       Long-term and short-term debt consists of the following:

                                                                                               March 31,
                                                                                     -------------------------------
                                                                                         2004              2003
                                                                                     -------------     -------------
          Bank term note, payable in monthly principal installments of $8,333 plus interest at bank's prime rate plus 2%, with balance due October 31, 2004, collateralized by substantially all Company assets.
                                                                                     $    475,000      $     -

          Subordinated notes, $112,500 principal payable annually, interest
          payable quarterly at 10.5%, and maturing July 31, 2004                          112,500           225,000

          Bank term note retired in 2004.                                                  -                113,448
                                                                                       -----------       -----------
                                                                                          587,500           338,448
          Less current maturities of long-term and short-term debt                        587,500           225,948
                                                                                       -----------       -----------
                                                                                     $     -           $    112,500
                                                                                       ===========       ===========

       The subordinated notes have detachable warrants that are exercisable for the purchase of 225,000 shares of common stock at $2.50 per share with a cashless exercise as defined. The subordinated notes can be used as payment for the exercise of the warrants. Included in the subordinated notes was $7,500 and $15,000 at March 31, 2004 and 2003, respectively, payable to a former Board member.

       The bank's prime rate was 4.0% and 4.25% at March 31, 2004 and 2003, respectively.

       Bank Line of Credit

       The Company has a $300,000 bank line of credit. The line bears interest only payable in monthly installments at bank's prime rate plus 2%, is collateralized by substantially all Company assets, and expires October 31, 2004.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.     Financing Facilities -- (continued)

       Shareholder/CEO Line of Credit

       In July 2003, the Board of Directors established a $300,000 unsecured line of credit with the current CEO at an annual interest rate of 5.5% and expiring April 30, 2006. As of March 31, 2004, there were no borrowings on this line of credit. Interest expense was $4,905 for 2004. On May 27, 2004, the line was increased to $800,000 and extended to October 31, 2006.

4.     Income Taxes -

       A reconciliation between the income tax provisions computed at the federal statutory rate and the income tax provisions for the consolidated financial statements is as follows:

                                                                                       Year Ended March 31,
                                                                                  --------------------------------
                                                                                      2004              2003
                                                                                  -------------    ---------------
       Income tax benefit at federal statutory rate                               $   (149,000)    $    (126,000)
       Valuation allowance                                                             181,000           142,000
       Nondeductible expenses and other                                                 -                 (3,000)
       Adjustment for previously recorded net loss and tax credit
         carryforwards                                                                 (32,000)          (13,000)
                                                                                    -----------      -------------
                                                                                  $     -          $      -
                                                                                    ===========      =============

       Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

                                                                                           March 31,
                                                                               ---------------------------------
                                                                                    2004                2003
                                                                               --------------     ---------------
       Current deferred tax assets:
          Allowance for doubtful accounts                                      $      11,000      $      50,000
          Accrued expenses                                                            33,000             29,000
          Deferred gain on sale of building                                            7,000              7,000
                                                                                 ------------       ------------
                                                                                      51,000             86,000
                                                                                 ------------       ------------
       Non-current deferred tax assets:
          Net operating loss carryforwards and
            alternative minimum tax credit                                         1,493,000           1,305,000
          Depreciation                                                                71,000              36,000
              Deferred gain on sale of building                                        8,000              15,000
                                                                                 ------------       -------------
                                                                                   1,572,000           1,356,000
                                                                                 ------------       -------------

       Total deferred tax assets                                                   1,623,000           1,442,000

       Less valuation allowance                                                    1,623,000           1,442,000
                                                                                 ------------       -------------
                                                                               $      -           $      -
                                                                                 ============       =============

       At March 31, 2004, the Company has net operating loss carryforwards of approximately $3,000,000 available to offset future taxable income. The loss carryforwards expire from 2013 through 2024.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Income Taxes -- (continued)

       The Company increased its valuation allowance by $181,000 and $142,000, respectively, during 2004 and 2003. Management reviews the estimate of this valuation allowance on a quarterly basis.

5.     Operating Leases -

       The Company leases two buildings in Edina, Minnesota and one in Chicago, Illinois. All leases provide for additional rent based on shared operating expenses.

       Approximate future minimum rent commitments are as follows:

           Year Ending March 31,             Amount
          ------------------------      ---------------

                   2005                 $      364,500
                   2006                        374,000
                   2007                        270,700
                   2008                        228,600
                   2009                        216,600
                Thereafter                     713,700
                                          -------------
                                        $    2,168,100
                                          =============

       The Company also rents various types of production equipment on a month-to-month basis. Total rental expense for facilities and equipment was approximately $504,000 and $420,000 for 2004 and 2003, respectively.

 6.    Stockholders' Equity -

       Securities Purchase Agreement and Stock Subscription Receivable

       The Company entered into a Securities Purchase Agreement as of March 25, 2003, whereby certain accredited investors purchased 800,000 shares of common stock at $.65 per share and received restricted warrants to purchase an additional 400,000 shares of Common Stock of the Company. The restricted warrants were valued at $248,194 and have an exercise price of $1.25 per share. The restriction limits the exercise of the warrants to that which would not negatively affect the Company's ability to utilize and carry forward its net operating losses. The restricted warrants expire the later of 37 months from the issue date or one month after the restrictions no longer apply. The Company received $100,000 under this agreement in 2003, and the remainder, $420,000, was received in 2004.

       Stock Options

       The Company has a stock option plan that includes incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair market value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Board of Directors or its Compensation Committee. Options granted typically vest

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 6.    Stockholders' Equity - (continued)

       over three years, with some options vesting immediately and typically expire after three to five years.

       A summary of the Company's stock options is as follows:

                                                                                                      Weighted-
                                                                                                       Average
                                                                                     Options           Exercise
                                                                                   Outstanding          Price
                                                                                  ---------------   ---------------
       March 31, 2002                                                                  87,416         $   .56
          Forfeited                                                                   (14,150)            .93
                                                                                      --------
       March 31, 2003                                                                  73,266             .53
          Granted                                                                      15,000            4.31
          Exercised                                                                   (52,616)            .47
                                                                                      -------
       March 31, 2004                                                                  35,650            2.20
                                                                                      =======

        The options granted in 2004 were valued at $29,807.

        Stock options outstanding at March 31, 2004 consist of the following:

                                                         Weighted-
                                                          Average
                                                         Remaining
                Exercise             Options            Contractual        Options
                 Price             Outstanding         Life (Years)       Exercisable
          ---------------------  -----------------    --------------    ---------------
              $      .56                14,650              .71               14,650
                     .91                 6,000              .83                6,000
                    4.27                10,000              .30               10,000
                    4.40                 5,000              .30                5,000
                                    -----------                          ------------
                                        35,650              .56               35,650
                                    ===========                          ============

          Warrants

          A summary of the Company's warrants is as follows:

                                                                                      Weighted-
                                                                                       Average
                                                                     Warrants          Exercise
                                                                   Outstanding          Price
                                                                  ---------------   ---------------
              March 31, 2002                                          225,000         $  2.50
                    Granted                                           400,000            1.25
                                                                     ---------
              March 31, 2003                                          625,000            2.50
                    Exercised                                         (50,733)           2.50
                                                                     ---------
              March 31, 2004                                          574,267            1.70
                                                                     =========

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Stockholders' Equity - (continued)

       Warrants outstanding at March 31, 2004, consist of the following:

                                                         Weighted-
                                                          Average
                                                         Remaining
                Exercise             Warrants           Contractual       Warrants
                 Price             Outstanding          Life (Years)     Exercisable
          ---------------------  -----------------    --------------   ---------------
              $     1.25               400,000             2.07              400,000
                    2.50               174,267             1.33              174,267
                                    -----------                          ------------

                                       574,267             1.85              574,267
                                    ===========                          ============


       Fair Value Assumptions

       The fair value of options and warrants is estimated at grant-date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

             Year Ended March 31                              2004                2003
             -------------------                              ----                ----
           Risk-free interest rate                             1.4%                 1.7%
           Expected life-years                                 0.9                  3.1
           Expected volatility                               127.7%               241.0%
           Expected dividend rate                              0.0%                 0.0%

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

       Shareholder Rights Plan

       In July 1998, the Board of Directors adopted a Shareholder Protection Rights Plan (Plan) declaring a dividend of one right for each share of the Company's common stock outstanding on August 14, 1998. The rights entitle the holder to purchase stock having a market value equal to twice the exercise price. The rights may be exercised (except by the acquirer of 15% or more of the Company's common stock) at a time specified by the Board of Directors after a person or group has acquired, or announced and intends to acquire, 15% or more of the Company's stock. If more than 15% is acquired, but not more than 50%, of the Company's common stock, the Board may elect to exchange common stock for the preferred stock rights in accordance with a formula specified in the Plan. The rights are redeemable at $.001 per right until becoming exercisable and have a term of 10 years unless redeemed earlier or extended by the Company.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7      Employee Benefit Plan -

       The Company maintains an employee benefit plan as set forth under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. The Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.5% of an employee's covered compensation. The Company contributed approximately $11,000 and $17,000 for 2004 and 2003, respectively.

8.     Related Party Transactions --

       In 2004, the Company billed $33,000 to a Company owned by the current CEO for services performed. The services were billed at rates consistent with similar independent customers.

       In September 2003, the Company borrowed $100,000 from a Company officer, which was repaid in December 2003. Interest expense on the loan was $1,356 and was paid in 2004.

       In November 2003, the Company announced that a non-binding letter of intent to purchase Utah Career College (UCC) was entered into with the Company's current CEO, who is also the majority owner of UCC. A special committee of the Company's board of directors has been formed to review, negotiate and ultimately decide whether or not to enter into the proposed transaction. The proposed acquisition is subject to completion of due diligence, negotiation of the acquisition price, receipt of a fairness opinion from an investment banker, and approval by the Company's special committee and its audit committee, along with the approval by the board and shareholders of UCC. The negotiation and due diligence process was on going at March 31, 2004. In light of additional time that may be needed to address certain regulatory and due diligence matters, it is not expected that the acquisition, if it occurs, will be consummated until the fall of 2004. The principal reason for the acquisition is that the Company has underutilized production facilities and these facilities could be used for teaching students of MSB. It is anticipated that the Company would issue shares of its stock to acquire UCC if the acquisition occurs.

       A company related to the former Chairman of the Board and the Company's former president provided management advisory services to the Company. The aggregate payment was $135,000 and $240,000 during 2004 and 2003, respectively, including a $10,000 biweekly payment and the related expense. The agreement terminated on October 15, 2003, after a 120-day termination notice was exercised.

       In 2003, the Company incurred $29,473 of legal expense as reimbursement to a Board Member for expenses incurred on the Company's behalf to obtain a final settlement (including purchase of Company common stock by the Board Member) with a former officer of the Company.

       In May 2004, the Company announced that it had entered into a strategic relationship with Minnesota School of Business (a company owned by the Company's current CEO) to offer digital video courses at one of the Company's Minneapolis, Minnesota facilities. Offering digital, video-based courses is intended to provide a way for students to receive instruction in an apprenticeship environment within a for-profit business. The agreed upon terms include a quarterly charge per student which the Company would receive in arm's length transactions.

       The Company also has a line of credit with its current CEO (See Note 3).