Form 10KSB, Exhibit 13
period 2005-03-31
BROADVIEW MEDIA INC
filed 2005-06-24
CIK 73048

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                                FINANCIAL REVIEW

                                                                    YEAR ENDED MARCH 31,
                                                      -----------------------------------------------
HIGHLIGHTS                                               2005              2004               2003
                                                         ----              ----               ----
Revenues                                              $ 3,347,568       $ 4,329,889       $ 5,321,518
Gross Profit                                              423,908           866,432         1,238,963
Gross Profit %                                                 13%               20%               23%
Net Loss                                                 (757,357)         (437,181)         (369,512)
Per Share Loss - Basic and Diluted                           (.32)             (.20)             (.26)
Capital Expenditures                                      215,643            30,731           116,691
Net Cash Provided (Used) by Operating  Activities        (539,470)         (941,239)          419,836

 QUARTERLY OPERATING RESULTS (UNAUDITED)                                    QUARTER ENDED
                                                    -------------------------------------------------------------
                                                      JUNE 30      SEPTEMBER 30       DECEMBER 31       MARCH 31
                                                    -----------    ------------      -------------      ---------
YEAR ENDED MARCH 31, 2005:
  Revenues                                          $   871,407      $   758,381      $   716,547      $ 1,001,233
  Gross Profit                                          112,247           91,030           20,636          199,995
  Net Loss                                             (211,927)        (216,275)        (234,124)         (95,031)
  Per Share Loss - Basic and Diluted                      (0.09)           (0.09)           (0.10)           (0.04)
YEAR ENDED MARCH 31, 2004:
  Revenues                                          $   886,752      $   913,307      $ 1,142,829      $ 1,387,001
  Gross Profit                                           83,917          195,532          217,761          369,222
  Net Income (Loss)                                    (304,644)        (156,462)         (46,234)          70,159
  Per Share Earnings (Loss) - Basic and Diluted           (0.14)           (0.07)           (0.02)            0.03

For operating results for the first 3 quarters in fiscal year ended March 31,2005, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY05, revenue decreased reflecting lower sales in television show production. Gross margin decreased as a result of lower revenues, while selling, general and administrative expense increased due to higher professional fees compared to the third quarter.

For operating results for the first 3 quarters in fiscal year ended March 31,2004, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY04, revenue increased reflecting higher sales in television show production. Gross margin increased as a result of higher revenues, while selling, general and administrative expenses remained relatively constant compared to the third quarter.

                                                                               YEAR ENDED MARCH 31,
                                                                      ---------------------------------------
                                                                              2005               2004
                                                                      ------------------  ------------------
MARKET PRICES                                                            HIGH      LOW      HIGH       LOW
                                                                         ----      ---      ----       ---
Quarter Ended:
   June 30                                                            $   7.60  $   6.00  $   4.60  $   1.20
   September 30                                                           7.20      5.54      4.77      2.80
   December 31                                                            8.90      5.61      8.50      4.10
   March 31                                                               6.65      3.54      7.50      5.75

The Company's Common Stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BDVM. The table above sets forth published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of stock as of March 31, 2005 was approximately 700.

SELECTED CONSOLIDATED
FINANCIAL DATA

                                                                      YEAR ENDED MARCH 31,
                                          -------------------------------------------------------------------------------
                                             2005            2004             2003             2002             2001
                                             ----            ----             ----             ----             ----
STATEMENT OF OPERATIONS DATA

  Revenues                                $ 3,347,568      $ 4,329,889      $ 5,321,518      $ 7,756,492      $ 8,096,078
  Cost of Products and Services Sold        2,923,660        3,463,457        4,082,555        5,824,194        6,210,421
                                          -----------      -----------      -----------      -----------      -----------
  Gross Profit                                423,908          866,432        1,238,963        1,932,298        1,885,657
  Selling, General and Administrative       1,120,986        1,275,479        1,578,347        2,217,869        2,373,216
                                          -----------      -----------      -----------      -----------      -----------
  Operating Loss                             (697,078)        (409,047)        (339,384)        (285,571)        (487,559)
                                          -----------      -----------      -----------      -----------      -----------
  Other Income (Expense)
        Miscellaneous                                            8,535           12,428           21,044           72,606
        Interest income                           196              838            2,526           19,245           53,884
        Interest expense                      (60,475)         (37,507)         (45,082)         (85,677)        (173,356)
                                          -----------      -----------      -----------      -----------      -----------
            Total Other Expense, net          (60,279)         (28,134)         (30,128)         (45,388)         (46,866)
                                          -----------      -----------      -----------      -----------      -----------
  Loss Before Provision for Income
           Taxes                             (757,357)        (437,181)        (369,512)        (330,959)        (534,425)
  Income Tax Expense                                -                -                -                -                -
                                          -----------      -----------      -----------      -----------      -----------
  Net Loss                                $  (757,357)     $  (437,181)     $  (369,512)     $  (330,959)     $  (534,425)
                                          ===========      ===========      ===========      ===========      ===========
  LOSS PER SHARE
        BASIC AND DILUTED                 $      (.32)     $      (.20)     $      (.26)     $      (.24)     $      (.39)

                                                                  MARCH 31,
                                   ----------------------------------------------------------------------
BALANCE SHEET  DATA                   2005           2004           2003           2002             2001
                                   ----------------------------------------------------------------------
Total Assets                       $1,642,130     $1,508,505     $2,144,388     $2,403,777     $4,616,424
Property and Equipment, net           465,362        444,736        675,083        927,018      1,416,976
Stockholders' Equity                  761,894        382,874        795,132        644,644        960,093
Common Shares Outstanding           2,720,747      2,303,728      2,200,379      1,400,379      1,363,926

Term Obligations:
   Current maturities                 130,853        737,500        225,948        434,093        393,603
   Long-term maturities               437,106              -        112,500        225,000        661,730
                                   ----------------------------------------------------------------------
        Total term obligations     $  567,959     $  737,500     $  338,448     $  659,093     $1,055,333

The presentation of expenses in the operating statement data for 2001 has been changed to conform to classifications used in 2005, 2004, 2003 and 2002. These reclassifications had no effect on net loss as previously reported.

The preceding selected financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data for the fiscal years ended March 31, 2005 and 2004, have been derived from our consolidated financial statements and accompanying notes contained in this report. The data for the fiscal years ended March 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements, which are contained in our prior annual reports and filings with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

SIGNIFICANT FOURTH QUARTER ADJUSTMENTS:

During the fourth quarter of 2005, there were no significant adjustments.

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

RESULTS OF OPERATIONS:

YEAR ENDED MARCH 31, 2005 COMPARED TO YEAR ENDED MARCH 31,2004

Consolidated revenues for the year ended March 31, 2005 of $3,347,568 compare to consolidated revenues of $4,329,889 in FY04. The 22.7% decrease in overall revenues from FY04 to FY05 is illustrated as follows:

                                                                            Increase
Business Customers            FY 2005                    FY 2004            (Decrease)
                     -----------------------    -----------------------     ----------
Entertainment        $ 1,171,038        35.0%   $ 2,385,789        55.1%   ($1,214,751)
Media Production       1,767,476        52.8%     1,474,203        34.0%       293,273
Education                409,054        12.2%       469,897        10.9%       (60,843)
                     -----------       -----    -----------       -----    -----------
         Total       $ 3,347,568       100.0%   $ 4,329,889       100.0%   $  (982,321)
                     ===========       =====    ===========       =====    ===========

The decrease in revenues for the year ended March 31, 2005 was largely attributed to sales to entertainment customers, specifically to two shows, TIPical Mary Ellen and Before & After, reflecting fewer episodes produced.

Sales to media production customers increased slightly as a result of an improved national economy.

Revenue from education customer sales decreased slightly reflecting reduced demand in this market.

Gross profits decreased to 12.7 % of revenues in FY04 from 20.0% in the prior year. The dollar impact of the increase in cost of products and services sold is approximately $244,000 and is largely a function of fixed costs on a reduced sales volume. The Company also eliminated production personnel positions, the savings from which were partially offset by the use of freelance employees on a project basis. Cost of products and services primarily include direct costs associated with the production phase, including payroll and related benefits, maintenance and depreciation on equipment used in production.

Selling, general and administrative expenses (SG & A) for the years ended March 31, 2005 and 2004 totaled $1,120,986 and $1,275,479, respectively. The $154,493
(12.1%) decrease was largely due to decreases in administrative staff and outside management consultant expense. SG& A expenses include costs associated with the administrative support function. Costs include payroll and related benefits, rent, advertising and development, telephone and bad debt expense.

SG& A expenses were as follows:

                            FY 2005 %       OF REVENUE      FY 2004        % OF REVENUE
                            ---------       ----------      -------        ------------
Administrative Staff        $   46,672           1.4%      $   43,145           1.0%

Outside Management                   0             -          135,000           3.1%

All Other                    1,074,314          32.1%       1,097,334          25.4%

Total SG &A                 $1,120,986          33.5%      $1,275,479          29.5%

Interest expense was $60,475 and $37,507 for the years ended March 31, 2005 and 2004, respectively. The increase of $22,968, or 61.2%, reflects increased borrowings including term loans, line of credit and capital leases.

The Company's estimated production order backlog was $738,000 as of March 31, 2005, compared to $446,000 as of March 31, 2004, a 65.5% increase. All such backlog is attributed to the Entertainment portion of the Company's business.

The Company had deferred tax assets of $1,906,000 at March 31, 2005 and $1,623,000 at March 31, 2004, respectively. Management has recorded a valuation allowance of $1,906,000 at March 31, 2005 and $1,623,000 at March 31, 2004 on
the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of approximately $3,900,000 that can be utilized to offset future earnings.

YEAR ENDED MARCH 31, 2004 COMPARED TO YEAR ENDED MARCH 31,2003

Consolidated revenues for the year ended March 31, 2004 of $4,329,889 compare to consolidated revenues of $5,321,518 in FY03. The 18.6% decrease in overall revenues from FY03 to FY04 is illustrated as follows:

                                                                            Increase
Business Customers            FY 2004                   FY 2003            (Decrease)
------------------   -----------------------    -----------------------     ----------
Entertainment        $ 2,385,789        55.1%   $ 3,504,115        65.9%   ($1,118,326)
Media Production       1,474,203        34.0%     1,269,152        23.8%       205,051
Education                469,897        10.9%       548,251        10.3%       (78,354)
                     -----------       -----    -----------       -----    -----------
         Total       $ 4,329,889       100.0%   $ 5,321,518       100.0%   $  (991,629)
                     ===========       =====    ===========       =====    ===========

The decrease in revenues for the year ended March 31, 2004 was largely attributed to sales to entertainment customers, specifically to two shows, TIPical Mary Ellen and Before & After, reflecting fewer episodes produced.

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

Selling, general and administrative expenses for the years ended March 31, 2004 and 2003 totaled $1,275,479 and $1,578,347, respectively. The $302,868 (19.2%)
decrease was largely due to decreases in administrative staff and outside management consultant expense. SG& A expenses include costs associated with the administrative support function. Costs include payroll and related benefits, rent, advertising and development, telephone and bad debt expense.

SG& A expenses were as follows:

                              FY 2004       % OF REVENUE    FY 2003        % OF REVENUE
                              -------       ------------    -------        ------------
Administrative Staff        $   43,145           1.0%      $  207,632           3.9%
Outside Management             135,000           3.1%         240,000           4.5%
All Other                    1,097,334          25.4%       1,130,715          21.3%
Total SG &A                 $1,275,479          29.5%      $1,578,347          29.7%

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

LIQUIDITY AND CAPITAL REQUIREMENTS:

In FY05, the net loss of $757,357, offset by preferred stock and warrant issuances of $625,000 and common stock option and warrant exercises of $511,377, increased stockholders' equity from $382,874 at March 31, 2004 to $761,894 at March 31, 2005. On March 30, 2005, the Company sold to Terry Myhre, its Chairman and Chief Executive Officer, 500,000 equity units, at a price of $1.25 per unit for a total amount of $625,000. Each unit consisted of one share of Series B Preferred Stock of the Company and detachable warrants to purchase (2) shares of Common Stock at an exercise price of $1.25 per share. Each share of Series B Preferred Stock is convertible into one share of the Company's Common Stock. Mr. Myhre exercised 350,000 Common Stock Purchase Warrants (acquired in March 2003) at an exercise price of $1.25 per share or a total of $437,500.

As of March 31, 2005, the Company had a $300,000 bank working capital line of credit, and there were no outstanding borrowings under this line of credit. At March 31, 2004, the Company had $150,000 outstanding borrowings under this line of credit.

The Company established a $1,000,000 unsecured line of credit with the Company's current Chairman and CEO at an annual interest rate of 5.5% and expiring December 31, 2006. As of March 31, 2005, there were no borrowings on this line of credit.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during FY05 will enable the Company to fulfill its obligations in the normal course of business through its FY06. One of the Company's long-running shows has not yet been renewed for production in FY06. The Company is actively developing new proposals and submitting them to the networks. However, the sales cycle for new television shows will make it difficult for the Company's current business to be profitable during at least the first several quarters of FY06.

Revenues for the shows above and % of revenue are as follows:

                           FY 2005         FY 2004
                           -------         -------
New Spaces # 5 & 6     $  1,003,840      $  591,299
% of Revenues                  30.0%           13.7%

TIPical Mary Ellen     $     26,367      $  831,801
% of Revenues                    .8%           19.2%

Before & After         $    131,013      $  926,185
% of Revenues                   3.9%           21.4%

CASH GENERATION AND DEPLOYMENT:

In FY05, $539,470 of cash was used by operating activities, the major components of which were the operating loss of $757,357, offset by depreciation of $195,017 and reduced contract and trade receivables of $117,893. Capital expenditures for property and equipment were $17,983 in FY05 compared to $30,731 in FY04. Proceeds from exercise of stock options and warrants totaled $511,377 and issuance of preferred stock and warrants totaled $625,000.

In FY05, the Company's borrowings decreased $169,541 to a balance of $567,959 at March 31, 2005 compared to a balance of $737,500 at March 31, 2004.

In total, cash balances increased by $113,196 during FY05.

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

Although the proposed acquisition of Utah Career College will not require a vote of the Company's shareholders, the proposed acquisition is subject to a number of conditions, including completion of due diligence review with acceptable results by each party, negotiation of the acquisition price which is expected to be stock from the Company, receipt of any governmental or third-party consents or clearances that might be required, negotiation of a definitive acquisition agreement, receipt by the Company of a fairness opinion from its investment banker, and approval of the acquisition by the audit committee and the Board of the Company and by the board and shareholders of Utah Career College. The negotiation and due diligence process was on going as of the date of this Annual Report. In light of additional time that may be needed to address certain regulatory and due diligence matters, it is not expected that the acquisition, if it occurs, will be consummated until the summer of 2005.

In May 2004, the Company entered into a strategic relationship with the Minnesota School of Business (a company owned by the Company's CEO) to offer digital video courses at one of the Company's Minneapolis facilities. Through this relationship, the Company intends to provide a way for students to receive instruction in an apprenticeship environment within a for-profit business. This new relationship is intended to be part of the Company's plan to build a post-secondary career curriculum, and also a part of its broader strategic plan to transition the Company into the post-secondary education market. The Company provides media production and consulting services and billed $85,000 and $33,000 to MSB for fiscal years 2005 and 2004, respectively.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "should," "will," "forecast," and similar words or expression. These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. Shareholders and other readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED MARCH 31, 2005 AND 2004

                                 C O N T E N T S

                                                                         Page
                                                                         ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    1

FINANCIAL STATEMENTS

Consolidated balance sheets                                                2

Consolidated statements of operations                                      3

Consolidated statements of stockholders' equity                            4

Consolidated statements of cash flows                                      5

Notes to consolidated financial statements                            6 - 15

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Broadview Media, Inc. and Subsidiary as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                     /s/ Lurie Besikof Lapidus & Company, LLP
                                     ----------------------------------------
                                     Lurie Besikof Lapidus & Company, LLP
                                     Minneapolis, Minnesota

April 28, 2005

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                                                                                March 31,
                                                                                    ------------------------------
                                                                                        2005                2004
                                                                                    ------------      ------------
                              ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                       $    124,126      $     10,930
    Contract and trade receivables, less allowance for doubtful
      accounts of $13,500 and $26,400, respectively                                      469,012           450,380
    Estimated revenues in excess of billings on uncompleted contracts                    394,697           531,222
    Other                                                                                 29,581            19,945
                                                                                    ------------      ------------
       TOTAL CURRENT ASSETS                                                            1,017,416         1,012,477
                                                                                    ------------      ------------
PROPERTY AND EQUIPMENT
    Machinery and equipment                                                            4,926,740        12,290,237
    Leasehold improvements                                                               378,787           650,899
                                                                                    ------------      ------------
                                                                                       5,305,527        12,941,136
    Less accumulated depreciation                                                      4,840,165        12,496,400
                                                                                    ------------      ------------
                                                                                         465,362           444,736
                                                                                    ------------      ------------
DEPOSITS                                                                                  53,828            51,292

UCC ACQUISITION FEES                                                                     105,524                 -
                                                                                    ------------      ------------
                                                                                    $  1,642,130      $  1,508,505
                                                                                    ============      ============
                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Bank line of credit                                                                $       -      $    150,000
    Current maturities of long-term and short-term debt                                  130,853           587,500
    Trade accounts payable                                                                61,818           103,760
    Commissions, salaries, and withholdings payable                                      152,719           144,826
    Other accrued expenses                                                                77,461           103,031
    Deferred gain from sale of building                                                   16,232            16,232
                                                                                    ------------      ------------
       TOTAL CURRENT LIABILITIES                                                         439,083         1,105,349

DEFERRED GAIN FROM SALE OF BUILDING                                                        4,047            20,282
                                                                                    ------------      ------------
LONG-TERM DEBT, less current maturities                                                  437,106                 -
                                                                                    ------------      ------------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock Series B, par value $.01 per share, 500,000  and  0 shares
        authorized, issued and outstanding, respectively                                   5,000                 -
    Common stock, par value $.01 per share; authorized 10,000,000 shares,
        2,720,747 and 2,303,728 shares issued and outstanding, respectively               27,207            23,037
    Additional paid-in capital                                                         2,258,497         1,131,290
    Accumulated deficit                                                               (1,528,810)         (771,453)
                                                                                    ------------      ------------
                                                                                         761,894           382,874
                                                                                    ------------      ------------
                                                                                    $  1,642,130      $  1,508,505
                                                                                    ============      ============

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year Ended March 31,
                                                 ----------------------------
                                                     2005              2004
                                                 -----------      -----------
REVENUES                                         $ 3,347,568      $ 4,329,889

COST OF PRODUCTS AND SERVICES SOLD                 2,923,660        3,463,457
                                                 -----------      -----------
GROSS PROFIT                                         423,908          866,432

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES       1,120,986        1,275,479
                                                 -----------      -----------
OPERATING LOSS                                      (697,078)        (409,047)
                                                 -----------      -----------
OTHER INCOME (EXPENSE)
    Interest expense                                 (60,475)         (37,507)
    Miscellaneous                                        196            9,373
                                                 -----------      -----------
                                                     (60,279)         (28,134)
                                                 -----------      -----------
NET LOSS                                         $  (757,357)     $  (437,181)
                                                 ===========      ===========
BASIC AND DILUTED LOSS PER COMMON SHARE          $      (.32)     $      (.20)
                                                 ===========      ===========

BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                      2,345,281        2,232,479
                                                 ===========      ===========

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                             PREFERRED STOCK,
                                 SERIES B                    COMMON STOCK
                                 --------                    ------------           ADDITIONAL PAID   ACCUMULATED
                           SHARES        AMOUNT          SHARES        AMOUNT         -IN CAPITAL       DEFICIT          TOTAL
                           ------        ------          ------        ------         -----------       -------          -----

MARCH 31, 2003                   -     $         -     2,200,379     $    22,004      $ 1,107,400     $  (334,272)     $   795,132

Stock options
exercised                        -               -        52,616             526           24,397               -           24,923

Cashless warrants
exercised                        -               -        50,733             507             (507)              -                -

 Net loss                        -               -             -               -                -        (437,181)        (437,181)
                           -------     -----------     ---------     -----------      -----------     -----------      -----------

MARCH 31, 2004                                         2,303,728          23,037        1,131,290        (771,453)         382,874

Preferred stock
issued                     500,000           5,000             -               -          620,000               -          625,000

Stock options
exercised                        -               -        29,650             296           36,081               -           36,377

Warrants exercised               -               -       365,000           3,650          471,350               -          475,000

Cashless warrants
exercised                        -               -        22,369             224             (224)              -                -

 Net loss                        -               -             -               -                -        (757,357)        (757,357)
                           -------     -----------     ---------     -----------      -----------     -----------      -----------
MARCH 31, 2005             500,000     $     5,000     2,720,747     $    27,207      $ 2,258,497     $(1,528,810)     $   761,894
                           =======     ===========     =========     ===========      ===========     ===========      ===========

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Year Ended March 31,
                                                                            -----------------------------
                                                                                2005             2004
                                                                                ----             ----
OPERATING ACTIVITIES
    Net loss                                                                $  (757,357)     $  (437,181)
    Adjustments to reconcile net loss to net cash used by operating activities:
       Depreciation                                                             195,017          261,078
       Recognized gain from sale of building                                    (16,235)         (16,236)
       Changes in operating assets and liabilities:
          Contract and trade receivables and estimated revenues in
            excess of billings on uncompleted contracts                         117,893         (180,012)
          Other assets                                                          (19,169)          37,553
          Trade accounts payable and other accrued expenses                     (59,619)         (51,217)
          Customer deposits                                                           -         (555,224)
                                                                            -----------      -----------
             Net cash used by operating activities                             (539,470)        (941,239)
                                                                            -----------      -----------
INVESTING ACTIVITY
    Purchases of property and equipment                                         (17,983)         (30,731)
                                                                            -----------      -----------
FINANCING ACTIVITIES
    Net proceeds from (payments on) line of credit                             (150,000)         150,000
    Payments on long and short-term debt                                       (390,728)        (715,140)
    Proceeds from long and short-term debt                                       75,000          964,192
    Proceeds from issuance of common and preferred stock                      1,136,377           24,923
    Collection of stock subscription receivable                                       -          420,000
                                                                            -----------      -----------
             Net cash provided by financing activities                          670,649          843,975
                                                                            -----------      -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                113,196         (127,995)

CASH AND CASH EQUIVALENTS
    Beginning of year                                                            10,930          138,925
                                                                            -----------      -----------
    End of year                                                             $   124,126      $    10,930
                                                                            ===========      ===========
SUPPLEMENTARY DISCLOSURES
    Cash payments made for interest                                         $    62,417      $    39,384
    Noncash financing activities:
         Write-off  fully depreciated property and equipment, no longer
          utilized                                                            7,851,252                -
         Equipment purchased with capital lease obligation                      197,660                -
         Prepaid insurance paid by short-term debt                               98,527                -
         Cashless warrants exercised                                                224              507

See notes to consolidated financial statements.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company and Summary of Significant Accounting Policies -

      Description of Business

      Broadview Media, Inc. and its subsidiary (the Company) provide a complete line of media related services from concept development to production services through distribution to clientele throughout the United States. The Company operates production and post-production facilities in one business segment in Minneapolis, MN and Chicago, IL.

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

      Revenue Recognition

      Revenue is recognized on the percentage of completion method of accounting utilizing measurements of progress towards completion appropriate for the work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. Long-term contracts generally relate to entertainment television network productions which will vary in number of episodes produced. There are inherent uncertainties in estimating progress and the percentage completed. Management considers production progress to be the best measure of progress on contracts.

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

      (Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company and Summary of Significant Accounting Policies - (continued)

      Contract and Trade Receivables

      The allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging date and subsequent collection activity. The Company does not require collateral on contract and trade receivables.

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

                                              Year Ended March 31,
                                        -------------------------------
                                            2005               2004
                                            ----               ----
Net loss:
   As reported                          $   (757,357)      $  (437,181)
   Stock option compensation expense               -           (29,807)
                                        ------------       -----------
   Pro forma                            $   (757,357)      $  (466,988
                                        ============       ===========
Basic and diluted loss per share:
   As reported                          $       (.32)      $      (.20)
   Stock option compensation expense               -              (.01)
                                        ------------       -----------
   Pro forma                            $       (.32)      $      (.21)
                                        ============       ===========

      Research and Development Costs

      Research and development costs are expensed as incurred and totaled approximately $80,000 and $96,000 for 2005 and 2004, respectively.

      (Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company and Summary of Significant Accounting Policies - (continued)

      Loss Per Common Share

      Basic loss per share (EPS) is calculated using the loss available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

      Options of 17,596 and 35,650 shares and warrants of 511,877 and 574,267 shares were not included in the computation of diluted EPS for 2005 and 2004, respectively, as their effect was antidilutive. On March 30, 2005, the Company issued 500,000 convertible preferred shares.

      Recent Accounting Pronouncements

      In December 2004, Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation," was revised, which revision also superseded APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. This revised Statement (SFAS No. 123(R)) eliminates the ability to account for share-based compensation using the intrinsic value method under APB Opinion No. 25. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award, known as the requisite service period, which is usually the vesting period. SFAS No. 123(R) is effective for companies filing under Regulation SB as of the beginning of the first interim or annual period that begins after December 15, 2005, which for the Company will be its first quarter of the year ending December 31, 2006. Accordingly, the provisions of SFAS No. 123(R) will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards for which the requisite service has not been rendered that are outstanding as of the required effective date. These new accounting rules will decrease reported earnings and the Company has not yet determined the exact impact SFAS No. 123(R) will have on its consolidated financial statements.

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB Opinion No. 29. This Statement amended APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date SFAS No. 153 was issued.

      In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. The amendments clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date SFAS No. 151 was issued.

      (Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company and Summary of Significant Accounting Policies - (continued)

      The adoption of SFAS Nos. 153 and 151 is expected to have no material impact on the Company's consolidated financial statements.

      The adoption of the following standards did not impact the Company's consolidated financial statements for the years presented.

      On July 1, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations of the issuer.

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

      In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104 (SAB No. 104), "Revenue Recognition." SAB No. 104 clarifies existing guidance regarding revenue recognition. The Company's adoption of SAB No. 104 did not have a material impact on the Company's consolidated financial statements for the years presented.

2.    Concentrations -

      In 2005 (2004), the Company derived approximately 43% (58%) of its revenues from two customers, 35% (53%) from customer A, and 8% (5%) from customer B. Customer A accounted for 41% (68%) of the Company's contract and trade receivables and estimated revenue in excess of billings on uncompleted contracts at March 31, 2005 (2004).

3.    Financing Facilities -

      Bank Line of Credit

      The Company has a $300,000 bank line of credit. The line bears interest at bank's prime rate plus 2%, is collateralized by substantially all Company assets, and expires April 30, 2006.

      Shareholder/CEO Line of Credit

      The Company has a $1,000,000 unsecured line of credit with its Chairman and Chief Executive Officer (CEO) at an annual interest rate of 5.5% expiring December 31, 2006. As of March 31, 2005, there were no borrowings on this line of credit. Interest expense on this line of credit was $4,216 and $4,905 for 2005 and 2004, respectively.

(Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    Financing Facilities - continued

      Long -Term and Short-Term Debt

      Long-term and short-term debt consists of the following:

                                                                                        March 31,
                                                                                  ---------------------
                                                                                    2005        2004
                                                                                    ----        ----
Bank term note, payable in monthly principal installments of $8,333 plus interest at bank's prime rate plus 2%, with balance of $322,968 due April 30,
2006, collateralized by substantially all Company assets.                         $393,771     $475,000

Capital lease obligations at implicit rates ranging from 8% to 9%, payable in monthly installments ranging form $348 to $5,597,
terminating through 2009.                                                          174,188            -

Subordinated notes, retired in 2005                                                      -      112,500
                                                                                  --------     --------
                                                                                   567,959      587,500
Less current maturities of long-term and short-term debt                           130,853      587,500
                                                                                  --------     --------
                                                                                  $437,106     $      -
                                                                                  ========     ========

      Future maturities of long-term debt are as follows:

Year Ending March 31,                Amount
---------------------                ------
         2006                  $      130,853
         2007                         388,436
         2008                          42,236
         2009                           3,744
         2010                           2,690
                               --------------
                               $      567,959
                               ==============

      The cost of equipment acquired under capital leases was $197,660 and the accumulated amortization was $15,921 at March 31, 2005. Amortization of capital equipment is included in depreciation expense.

      In April 2004, the Company authorized debentures for up to $750,000 and warrants up to 300,000 shares, both which were unissued as of March 31, 2005.

      The bank's prime rate was 5.75% and 4.0% at March 31, 2005 and 2004, respectively.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.    Income Taxes -

      A reconciliation between the income tax provisions computed at the federal statutory rate and the income tax provisions for the consolidated financial statements is as follows:

                                                             Year Ended March 31,
                                                        --------------------------
                                                            2005              2004
                                                            ----              ----
Income tax benefit at federal statutory rate            $   (258,000)   $ (149,000)
Valuation allowance                                          283,000       181,000
Nondeductible expenses and other                               1,000             -
Other                                                        (26,000)      (32,000)
                                                        ------------    ----------
                                                        $          -    $        -
                                                        ============    ==========

      Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

                                                     March 31,
                                             --------------------------
                                                2005           2004
                                                ----           ----
Current deferred tax assets:
   Allowance for doubtful accounts           $    5,000     $   11,000
   Accrued expenses                              32,000         33,000
   Deferred gain on sale of building              7,000          7,000
                                             ----------     ----------
                                                 44,000         51,000
                                             ----------     ----------
Noncurrent deferred tax assets:
   Net operating loss carryforwards and
     alternative minimum tax credit           1,843,000      1,493,000
   Depreciation                                  17,000         71,000
   Deferred gain on sale of building              2,000          8,000
                                             ----------     ----------
                                              1,862,000      1,572,000
                                             ----------     ----------

Total deferred tax assets                     1,906,000      1,623,000

Less valuation allowance                      1,906,000      1,623,000
                                             ----------     ----------
                                             $        -     $        -
                                             ==========     ==========

      At March 31, 2005, the Company has net operating loss carryforwards of approximately $3,900,000 available to offset future taxable income. The loss carryforwards expire from 2013 through 2025. The Company also has an alternative minimum tax credit carryover of $234,000 which does not expire. The Company increased its valuation allowance by $283,000 and $181,000, respectively, during 2005 and 2004. Management reviews the estimate of this valuation allowance on a quarterly basis.

5.    Stockholders' Equity -

      Series A Preferred Stock

      The Company authorized 2,500,000 shares of preferred stock. The Company designated 100,000 shares as Series A, cumulative, voting preferred stock with a per share par value of $.01 and a per share liquidation value equal to the greater of $100 or 100 times the per share liquidation value of common stock. Each share of Series A preferred stock has voting rights equal to 100 shares of common stock. Upon issuance, the Series A preferred stock bears a cumulative quarterly dividend equal to the greater of $1.00 or 100 times the amount of any quarterly declared dividend on common stock. No shares of Series A preferred stock are issued.

      (Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    Stockholders' Equity - continued

      Series B Preferred Stock

      On March 30, 2005, the Company authorized and issued an additional 500,000 shares of preferred stock with a per share par value of $.01. Each share of Series B preferred stock is entitled to the same voting rights as common stock and bears a cumulative annual dividend of $.06 per share and has liquidation rights over common stock at $1.25 per share plus any cumulative dividends. Each Series B preferred share is convertible into one share of common stock at any time. Detachable warrants for 1,000,000 shares of common stock with an exercise price of $1.25 per share and having a 10 year term and appraised value of approximately $.20 per warrant were included with the issuance. The 1,000,000 shares of common stock have been reserved. On March 30, 2005, the Company sold to its Chairman and Chief Executive Officer, 500,000 Series B preferred stock units, for $625,000. This individual also exercised 350,000 common stock purchase warrants (acquired in March 2003) at an exercise price of $1.25 per share or a total of $437,500.

      Securities Purchases

      The Company entered into a Securities Purchase Agreement as of March 25, 2003, whereby certain accredited investors purchased 800,000 shares of common stock at $.65 per share and received restricted warrants to purchase an additional 400,000 shares of common stock of the Company at an exercise price of $1.25 per share. The restriction limits the exercise of the warrants to that which would not negatively affect the Company's ability to utilize and carry forward its net operating losses. The restricted warrants expire the later of 37 months from the issue date or one month after the restrictions no longer apply. The Company received $420,000 under this agreement in 2004.

      Stock Options

      The Company has a stock option plan that includes incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair market value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Board of Directors or its Compensation Committee. Options granted typically vest over three years, with some options vesting immediately and typically expire after three to five years.

      A summary of the Company's stock options is as follows:

                                  Weighted-
                                   Average
                     Options       Exercise
                   Outstanding      Price
                   -----------      -----
March 31, 2003        73,266      $    .53
       Granted        15,000          4.31
       Exercised     (52,616)          .47
                     -------
March 31, 2004        35,650          2.20
       Exercised     (29,650)         1.78
       Cancelled      (6,000)         4.27
                     -------
March 31, 2005             -             -
                     =======

The options granted in 2004 were valued at $29,807.

(Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    Stockholders' Equity - continued

      Warrants

      A summary of the Company's warrants is as follows:

                                                  Weighted-
                                                   Average
                                   Warrants       Exercise
                                 Outstanding       Price
                                 -----------       -----
March 31, 2003                      625,000      $   2.50
          Cashless exercises        (50,733)         1.59
                                  ---------
March 31, 2004                      574,267          1.58
          Issued                  1,000,000          1.25
         Exercised                 (365,000)         1.30
          Cashless exercises        (22,369)         2.50
          Cancelled                 (41,898)         2.50
                                  ---------
March 31, 2005                    1,145,000          1.35
                                  =========

      Warrants outstanding at March 31, 2005, consist of the following:

                                           Weighted-
                                            Average
                                           Remaining
                                          Contractual
  Exercise             Warrants              Life             Warrants
   Price             Outstanding           (Years)          Exercisable
   -----             -----------           -------          -----------
$     1.25             1,050,000             9.57            1,050,000
      2.50                95,000             0.33               95,000
                       ---------                             ---------
                       1,145,000             8.83            1,145,000
                       =========                             =========

      Fair Value Assumptions

      The fair value of options and warrants is estimated at grant-date using the Black-Scholes option- pricing model with the following weighted-average assumptions:

                             Year Ended March 31,
                             --------------------
                              2005       2004
                              ----       ----
Risk-free interest rate        4.6%       1.4%
Expected life-years             10        0.9
Expected volatility           80.0%     127.7%
Expected dividend rate         0.0%       0.0%

(Continued)

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.    Stockholders' Equity - continued

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

6.    Operating Leases -

      The Company leases two buildings in Minneapolis, Minnesota and one in Chicago, Illinois. All leases provide for additional rent based on shared operating expenses.

      Approximate future minimum rent commitments are as follows:

Year Ending March 31,                 Amount
---------------------                 ------
        2006                      $   364,100
        2007                          260,000
        2008                          217,100
        2009                          210,300
        2010                          216,600
     Thereafter                       491,400
                                  -----------
                                  $ 1,759,500
                                  ===========

      The Company also rents various types of production equipment on a month-to-month basis. Total rental expense for facilities and equipment was approximately $412,000 and $504,000 for 2005 and 2004, respectively.

7     Employee Benefit Plan -

      The Company maintains a 401(k) employee benefit plan covering substantially all of its employees. The Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.5% of an employee's covered compensation. The Company contributed approximately $20,000 and $11,000 for 2005 and 2004, respectively.

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    Related Party Transactions -

      In December 2004, the Company borrowed $75,000 from a Company officer, which was repaid in March 2005. Interest expense on the loan was $1,039. In September 2003, the Company borrowed $100,000 from a Company officer, which was repaid in December 2003. Interest expense on the loan was $1,356.

      In November 2003, the Company entered into a non-binding letter of intent to purchase Utah Career College (UCC). The Company's current Chairman and CEO is also the majority owner of UCC. A special committee of the Company's Board of Directors reviewed, negotiated and ultimately decided whether or not to enter into the proposed transaction. The proposed acquisition is subject to completion of due diligence, negotiation of the acquisition price, receipt of a fairness opinion from an investment banker, and approval by the audit committee and Board, along with the approval by the Board and shareholders of UCC. The negotiation and due diligence process was on going at March 31, 2005. In light of additional time that may be needed to address certain regulatory and due diligence matters, it is not expected that the acquisition, if it occurs, will be consummated until the summer of 2005. The principal reason for the acquisition is that the Company has underutilized production facilities and these facilities could be used for teaching students of Minnesota School of Business (MSB), a company owned by the Company's Chairman and CEO. It is anticipated that the Company would issue shares of its stock to acquire UCC if the acquisition occurs. Through March 31, 2005, the Company paid $105,524 of fees related to the UCC acquisition, which are carried as an asset on the balance sheet.

      A company related to the former Chairman of the Board and the Company's former president provided management advisory services to the Company. The aggregate payment was $135,000 during 2004, including a $10,000 biweekly payment and the related expense. The agreement terminated on October 15, 2003, after a 120-day termination notice was exercised.

      In May 2004, the Company announced that it had entered into a strategic relationship with to MSB to offer digital video courses at one of the Company's Minneapolis, Minnesota facilities. Offering digital, video-based courses is intended to provide a way for students to receive instruction in an apprenticeship environment within a for-profit business. The agreed upon terms include a quarterly charge per student which the Company would receive. In 2005 and 2004, the Company billed MSB $85,000 and $33,000. The services were billed at rates consistent with similar independent customers.

      The Company also has a line of credit with its Chairman and CEO (See Note
      3).