Form 10KSB, Exhibit 13
period 2006-03-31
BROADVIEW MEDIA INC
filed 2006-06-29
CIK 73048

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

                      BROADVIEW MEDIA, INC. AND SUBSIDIARY
                                FINANCIAL REVIEW

                                                           YEAR ENDED MARCH 31,
                                                   ------------------------------------
HIGHLIGHTS                                            2006         2005      2004
----------                                         ----------   ----------   ----------
Revenues                                           $9,907,238   $9,240,962   $9,209,819
Gross Profit                                        6,833,447    6,317,302    5,746,362
Gross Profit %                                             69%          68%          62%
Net Loss                                             (485,505)    (534,968)    (214,993)
Per Common Share Loss - Basic and Diluted                (.07)        (.07)        (.03)
Capital Expenditures                                  901,873      307,517       69,924
Net Cash Provided (Used) by Operating Activities      118,254     (145,360)     419,836

                                                                              QUARTER ENDED
                                                          ----------------------------------------------------
QUARTERLY OPERATING RESULTS (UNAUDITED)                     JUNE 30    SEPTEMBER 30   DECEMBER 31    MARCH 31
---------------------------------------                   ----------   ------------   -----------   ----------
YEAR ENDED MARCH 31, 2006:
   Revenues                                               $2,345,046    $2,593,043    $2,566,058    $2,403,091
   Gross Profit                                            1,658,904     1,557,539     1,848,986     1,768,018
   Net Income (Loss)                                        (395,373)     (135,211)      109,997       (64,918)
   Per Common Share Earnings (Loss) - Basic and Diluted        (0.05)        (0.02)         0.01         (0.01)
YEAR ENDED MARCH 31, 2005:
   Revenues                                               $2,270,015    $2,092,861    $2,341,232    $2,536,854
   Gross Profit                                            1,510,855     1,425,510     1,645,321     1,735,616
   Net Loss                                                  (43,231)     (172,084)     (127,045)     (192,608)
   Per Common Share (Loss) - Basic and Diluted                 (0.01)        (0.02)        (0.02)        (0.03)

For operating results for the first 3 quarters in fiscal year ended March 31, 2006, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY06,increased tuition revenues were offset by lower sales in television show production. Gross margin increased as a result of higher revenues, while selling, general and administrative expense increased due to higher salary and marketing expense in Education.

For operating results for the first 3 quarters in fiscal year ended March 31, 2005, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY05, revenue decreased reflecting lower sales in television show production. Gross margin decreased as a result of lower revenues, while selling, general and administrative expense increased due to higher professional fees compared to the third quarter.

                       YEAR ENDED MARCH 31,
                  -----------------------------
                       2006            2005
                  -------------   -------------
MARKET PRICES     HIGH     LOW     HIGH    LOW
-------------     -----   -----   -----   -----
Quarter Ended:
   June 30        $6.75   $3.00   $7.60   $6.00
   September 30    6.30    3.40    7.20    5.54
   December 31     3.75    2.25    8.90    5.61
   March 31        3.30    2.20    6.65    3.54

The Company's Common Stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BDVM. The table above sets forth published quotations for the Company's Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of stock as of March 31, 2006 was approximately 700.

SELECTED CONSOLIDATED

FINANCIAL DATA

                                                              YEAR ENDED MARCH 31,
                                         --------------------------------------------------------------
                                            2006          2005        2004         2003         2002
                                         ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA
   Revenues                              $9,907,238   $9,240,962   $9,209,819   $9,162,355   $9,542,424
   Cost of Products and Services Sold     3,073,791    2,923,660    3,463,457    4,082,555    5,824,194
                                         ----------   ----------   ----------   ----------   ----------
   Gross Profit                           6.833,447    6,317,302    5,746,362    5,079,500    3,718,230
   Selling, General and Administrative    7,170,143    6,584,405    5,811,208    5,089,870    3,974,715
                                         ----------   ----------   ----------   ----------   ----------
   Operating Loss                          (336,696)    (267,103)     (64,846)     (10,070)    (256,485)
                                         ----------   ----------   ----------   ----------   ----------
   Other Income (Expense)
      Miscellaneous                        (106,462)                    8,535       12,428       21,044
      Interest income                                                     838        2,526       19,245
      Interest expense                      (88,293)     (60,279)     (37,507)     (45,082)     (85,677)
                                         ----------   ----------   ----------   ----------   ----------
         Total Other Expense, net          (194,755)     (60,279)     (28,134)     (30,128)     (45,388)
                                         ----------   ----------   ----------   ----------   ----------
Loss Before Provision for Income
         Taxes                             (531,451)    (327,382)     (92,980)     (40,198)    (301,873)
Income Tax Credit (Expense)                  45,946     (207,586)    (122,013)    (123,670)      (8,553)
                                         ----------   ----------   ----------   ----------   ----------
Net Loss                                 $ (485,505)  $ (534,968)  $ (214,993)  $ (163,868)  $ (310,426)
                                         ==========   ==========   ==========   ==========   ==========
LOSS PER COMMON SHARE
   BASIC AND DILUTED                     $     (.07)  $     (.07)  $     (.03)  $     (.02)  $     (.05)

                                                            MARCH 31,
                                 --------------------------------------------------------------
BALANCE SHEET DATA                 2006          2005         2004         2003         2002
                                 ----------   ----------   ----------   ----------   ----------
Total Assets                     $3,652,438   $3,466,458   $2,934,138   $3,055,696   $3,273,271
Property and Equipment, net       1,335,153      684,382      608,338      879,237    1,033,547
Stockholders' Equity              2,457,388    2,455,393    1,340,201    1,530,271    1,174,139
Common Shares Outstanding         8,108,252    7,720,747    7,303,728    7,200,379    6,400,379
Term Obligations:
   Current maturities               213,847      130,853      737,500      225,948      434,093
   Long-term maturities             475,891      437,106           --      112,500      225,000
                                 ----------   ----------   ----------   ----------   ----------
      Total term obligations        689,738      567,959      737,500      338,448      659,093

The preceding presentation of financial highlights, quarterly operating results, and selected consolidated financial data for the years 2004, 2003 and 2002 includes the combined operations of Media Production for fiscal year ended March 31, and Utah Career College (UCC) for fiscal year ended May 31, which was the fiscal year end of C Square Educational Enterprises. The financial information for 2006 and 2005 includes UCC based on a March 31 year end.

The preceding selected financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

SIGNIFICANT FOURTH QUARTER ADJUSTMENTS:

During the fourth quarter of 2006, we recorded a book to physical inventory adjustment and correspondingly, we recognized additional expense of approximately $46,000.

CRITICAL ACCOUNTING POLICIES:

Significant accounting policies are described in Note 1 to the consolidated financial statements. Some of the most critical accounting policies include:

REVENUE RECOGNITION

For Media Production, revenue is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion appropriate for work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of revenue earned on contracts.

For Education, registration fees, book sales, vending income and other miscellaneous income are recognized at the time of the transaction. Tuition and lab fees are recognized when earned as the course progresses. Receivables represents unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students' financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our Chairman and CEO. As of March 31, 2006, Myhre Investments, LLC had $327,377 in loans outstanding to UCC students.

RECEIVABLES

Receivables consist of contract and trade receivables for Media Production and tuition receivables for Education.

For contract and trade receivables, the Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off only after collection efforts are exhausted. The Company does not require receivables to be collateralized.

The Company also grants credit to students in the normal course of business, but generally does not require collateral or any other security to support tuition amounts due. Management performs ongoing credit evaluations. The Company maintains allowances for potential credit losses which, when realized, have generally been within management expectations.

INVENTORY

Inventories consist mainly of textbooks and educational materials on electronic media, electronics kits and supplies held for sale to students enrolled in the Company's educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

GOODWILL

Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business purchases. In accordance with Statement of Financial Accounting Standards No. 142,

Goodwill and Other Intangible Assets ("SFAS 142") goodwill and indefinite-lived intangible assets are reviewed for impairment on at least an annual basis by applying a fair-value-based test. In evaluating the recoverability of the carrying value of goodwill and other indefinite-lived intangible assets, we must make assumptions regarding the fair value of our reporting units, as defined under SFAS 142. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to goodwill and other indefinite-lived intangible assets.

In performing our annual review of goodwill balances for impairment, we estimate the fair value of each of our reporting units based primarily on projected future operating results and cash flows, and other assumptions. Projected future operating results and cash flows used for valuation purposes may reflect considerable improvements relative to historical periods with respect to, among other things, revenue growth and operating margins. Although we believe our projected future operating results and cash flows and related estimates regarding fair values are based on reasonable assumptions, historically, projected operating results and cash flows have not always been achieved. The failure of one of our reporting units to achieve forecasted operating results and cash flows in the near term or long term may reduce the estimated fair value of the reporting unit below its carrying value and result in the recognition of a goodwill impairment charge. We monitor the operating results and cash flows of our reporting units on a quarterly basis for signs of possible declines in estimated fair value and goodwill impairment.

RESULTS OF OPERATIONS:

YEAR ENDED MARCH 31, 2006 COMPARED TO YEAR ENDED MARCH 31, 2005

Consolidated revenues for the year ended March 31, 2006 of $9,907,238 compare to consolidated revenues of $9,240,962 in FY05. The 7.2% increase in overall revenues from FY05 to FY06 is illustrated as follows:

                                                              Increase
Business Segment     FY 2006              FY 2005            (Decrease)
----------------   ----------           ----------           ----------
Media Production   $3,261,638    32.9%  $3,347,568    36.2%   $(85,930)
Education           6,645,600    67.1%   5,893,394    63.8%    752,206
                   ----------   -----   ----------   -----    --------
Total              $9,907,238   100.0%  $9,240,962   100.0%   $666,276
                   ==========   =====   ==========   =====    ========

The increase in revenues for the year ended March 31, 2006 was largely attributed to increased tuition revenue at UCC, offset by reduced Media Production revenues due mostly to entertainment customers, specifically three cable television shows, TIPical Mary Ellen and Before & After, which were not renewed in FY06, and Jacks is Wild, whose production was stopped in January 2006 prior to publication by the network. Currently, the only program in production is New Spaces, which is in process of completing production within the next few months under its current contract but is not being renewed.

Gross profits increased to 69.0% in FY06 from 68.4% in the prior year. Media Production eliminated production personnel positions, the savings from which were partially offset by the use of freelance employees on a project basis. Cost of products and services include direct costs associated with Media Production, including payroll and related benefits, maintenance and depreciation on equipment used in production.

Selling, general and administrative expenses (SG&A) for the years ended March 31, 2006 and 2005 totaled $7,170,143 and $6,584,405, respectively. The $585,738
(8.9%) increase was
largely due to increases in Education salaries and marketing expenses at UCC. SG&A expenses include costs associated with the administrative support function. Costs include payroll and related benefits, management expense, rent, advertising, marketing and development, telephone and bad debt expense.

SG&A expenses were as follows:

                                      % of                   % of
                         FY 2006    Revenue     FY 2005    Revenue
                       ----------   -------   ----------   -------
Administrative Staff   $2,879,499    29.1%    $2,207,200    23.9%
Marketing Expense       1,202,220    12.1%       920,677    10.0%
All Other               3,088,424    31.2%     3,456,528    37.4%
Total SG&A             $7,170,143    72.4%    $6,584,405    71.3%

Interest expense was $88,293 and $60,279 for the years ended March 31, 2006 and 2005 respectively. The increase of $28,014, or 46.5%, reflects increased borrowings including term loans, line of credit and capital leases. Specifically, the term loans provided working capital for operations as does the line of credit, and the capital leases are for production equipment and computers.

Other expense of $106,462 for the year ended March 31, 2006 reflects the expensing of acquisition costs relating to C Square Educational Enterprises in July 2005.

The Company's estimated production order backlog was $351,000 as of March 31, 2006, compared to $738,000 as of March 31, 2005, a 47.6% decrease. All such backlog is attributed to the Entertainment and Education areas of the Company's Media Production business segment.

The Company had deferred tax assets of $2,152,000 at March 31, 2006 and $1,906,000 at March 31, 2005, respectively. Management has recorded a valuation allowance of $2,152,000 at March 31, 2006 and $1,906,000 at March 31, 2005 on
the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has net operating loss carry forwards of approximately $4,500,000. Internal Revenue Code Section 382 ("Section 382") limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We believe that the ownership changes of the Company in the recent years trigger the application of Section 382 limitations. The Company has not completed its analysis under Section 382 and, therefore, has not yet determined the precise annual dollar limitations that would apply to a significant portion of the Company's $4,500,000 net operating loss carry forwards.

YEAR ENDED MARCH 31, 2005 COMPARED TO YEAR ENDED MARCH 31, 2004

Consolidated revenues for the year ended March 31, 2005 of $9,240,962 compare to consolidated revenues of $9,209,819 in FY04. The 0.3% increase in overall revenues from FY04 to FY05 is illustrated due to higher Education revenues, offset by decreased Media Production revenues, mostly in the entertainment area of the Media Production business segment.

The decrease in revenues for the year ended March 31, 2005 was largely attributed to sales to entertainment customers, specifically to two cable television shows, TIPical Mary Ellen and Before & After, reflecting fewer episodes produced.

Gross profits increased to 68% in FY05 from 62% in the prior year and is largely a function of fixed costs on an increased Education sales volume. The Company also eliminated Media Production personnel positions, the savings from which were partially offset by the use of freelance employees on a project basis. Cost of products and services primarily include direct costs associated with the production phase, including payroll and related benefits, maintenance and depreciation on equipment used in production.

Selling, general and administrative expenses (SG&A) for the years ended March 31, 2005 and 2004 totaled $6,584,405 and $5,811,208, respectively. The $773,197
(13.3%) increase was largely due to increases in Education salaries, rent and marketing offset by Media Production decreases in administrative staff and outside management consultant expense. SG&A expenses include costs associated with the administrative support function. Costs include payroll and related benefits, rent, management expense, advertising and development, telephone and bad debt expense.

Interest expense was $60,279 and $37,507 for the years ended March 31, 2005 and 2004, respectively. The increase of $22,772, or 60.7%, reflects increased borrowings including term loans, line of credit and capital leases. Specifically, the term loans and the line of credit relate to working capital and operations and the capital leases are for media production equipment.

The Company's estimated production order backlog was $738,000 as of March 31, 2005, compared to $446,000 as of March 31, 2004, a 65.5% increase. All such backlog was attributed to the entertainment portion of the Company's Media Production business segment.

The Company had deferred tax assets of $1,906,000 at March 31, 2005 and $1,623,000 at March 31, 2004, respectively. Management recorded a valuation allowance of $1,906,000 at March 31, 2005 and $1,623,000 at March 31, 2004 on
the deferred tax assets.

LIQUIDITY AND CAPITAL REQUIREMENTS:

In FY06, the net loss of $485,505 offset by the proceeds of warrant exercises of $487,500 increased stockholders' equity from $2,455,393 at March 31, 2005 to $2,457,388 at March 31, 2006. On March 29, 2006, Terry Myhre, Chairman and Chief Executive Officer, exercised 350,000 Common Stock Purchase Warrants (acquired in March 2005) at an exercise price of $1.25 per share or a total of $437,500.

As of March 31, 2006, the Company had a $300,000 bank working capital line of credit, and there were no outstanding borrowings under this line of credit. At March 31, 2005, the Company had no outstanding borrowings under this line of credit.

The Company had a $1,000,000 unsecured line of credit with the Company's current Chairman and CEO at an annual interest rate of 5.5% and expiring December 31, 2006. On June 28, 2006, the Company reduced the line to $500,000 and extended the term through April 30, 2007. As of March 31, 2006, there were no borrowings on this line of credit. During 2006, the CEO advanced $150,000 on this line, which was repaid in the same year.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during FY06, including the acquisition of C Square Educational Enterprises in July 2005 will enable the Company to fulfill its obligations in the normal course of business through its FY07. The Company continues to transition its emphasis from Media Production to Education.

CASH GENERATION AND DEPLOYMENT:

In FY06, $118,254 of cash was provided by operating activities, the major components of which were the operating loss of $485,505, offset by depreciation of $251,102 and reduced other assets of $337,231 and increased accrued payables and other liabilities of $78,438, offset by increased inventory and other items of $63,012. Capital expenditures for property and equipment were $612,783 in FY06 compared to $109,857 in FY05. Proceeds from exercise of warrants totaled $487,500.

In FY06, the Company utilized $426,078 to reduce long-term and related party debt offset by $150,000 of related party borrowings.

In total, cash balances decreased by $308,107 during FY06.

On July 1, 2005, Broadview Media, Inc. completed the acquisition of C Square Educational Enterprises (UCC) whereby Broadview Media issued 5,000,000 common shares in exchange for all of the outstanding shares of UCC. The acquisition was accounted for as a merger of an entity under common control since the largest shareholder and CEO of Broadview Media and UCC had controlling interest in both companies. The financial statements for all periods prior to July 1, 2005 have been combined and restated in a manner similar to a pooling of interests to reflect the acquisition as if it had occurred on April 1, 2004.

In May 2004, the Company entered into a strategic relationship with MSB, a company owned by the Company's Chairman and CEO, to offer digital video courses at one of the Company's Minneapolis facilities. Under the terms of our ongoing relationship with MSB, we provide equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. Our agreement with MSB is terminable by either party upon reasonable notice. The digital-video-based courses offered by MSB are intended to provide students instruction in an apprenticeship environment within a for-profit business. Some of the courses, as part of the Associate in Applied Science Degree Program-Digital Video and Media Production, that MSB offers are video production, camera operations, sound for video, video after effects, video lighting and sound, and video editing. The payment terms under our agreement with MSB include a quarterly charge per student at rates which the Company would receive in an arm's length transaction. In the years ended March 31, 2006 and 2005, in exchange for providing the equipment, facilities and technician support for MSB's offering of digital, video-based courses, the Company billed MSB $73,000 and $41,000, respectively. The services were billed at rates consistent with similar independent customers. The revenue received under our agreement with MSB for its video-based courses were less than 1% of total revenues for the years ended March 31, 2006 and 2005, respectively.

The Company also utilizes administrative, accounting and consulting services provided by MSB. Some of the services provided by MSB under this arrangement include information technology software support, finance and accounting services, human resources support, CEO services, student financial aid consulting and curriculum consulting. This arrangement for administrative, accounting and consulting services with MSB may be terminated by either party upon reasonable notice to the other. In the years ended March 31, 2006 and 2005, in exchange for the receipt of such services from MSB, the Company expensed $240,000 and $900,000, respectively. The $900,000 expensed for fiscal year ended March 31, 2005 included a management fee paid by UCC to MSB that was discontinued upon our acquisition of UCC. MSB administrative, accounting and consulting services to Broadview Media and UCC combined began on July 1, 2005 and prior thereto, UCC received certain of these services and also paid a management fee to MSB. We believe the fees we are currently paying MSB for these services are competitive with, or less than, what we would have to pay to provide these services ourselves or to obtain them from another third party.

Also, the Company produces video products for MSB. We produce videos that are commercials promoting MSB as an educational organization offering numerous courses of study, including digital video and film production, and we also produce videos used by MSB as teaching tools in its own employee training. We first began producing video products for MSB in fiscal year 2004. We price our services under this arrangement with MSB on a time and materials basis and we charge a flat fee to MSB at rates which the Company would receive in an arm's length transaction. This arrangement is done on an order-by-order basis and there is no requirement that MSB continue to utilize Media Production for production of these video products. In the years ended March 31, 2006 and 2005, we billed MSB $19,000 and $44,000 respectively, for producing such video products. The revenues received from these video production services were less than 1% for the years ended March 31, 2006 and 2005, respectively.

Mr. Myhre became Chairman and CEO of the Company in January 2004, and increased his stock and warrant holdings in the Company in March 2005 and 2006 and in the Company's acquisition of UCC in July 2005. Including warrants held by Mr. Myhre for the purchase of 650,000 shares of common stock, he owned as of the date of this Annual Report holdings representing 64.3% of the Company's shares (assuming exercise of his warrants).

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

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED MARCH 31, 2006 AND 2005

                                    CONTENTS

                                                                            Page
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS

Consolidated balance sheets                                                   2

Consolidated statements of operations                                         3

Consolidated statements of stockholders' equity                               4

Consolidated statements of cash flows                                         5

Notes to consolidated financial statements                                  6-17

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiaries
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Broadview Media, Inc. and Subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2005 financial statements of C Square Educational Enterprises, a wholly owned subsidiary, which statements reflect total assets of $1,236,109 as of March 31, 2005, and total revenues of $5,893,394 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for C Square Educational Enterprises as of March 31, 2005, and for the year then ended, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Lurie Besikof Lapidus & Company, LLP
Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

May 17, 2006, except for the second paragraph of Note 6, as to which the date is June 28, 2006

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                               March 31,
                                                                       -------------------------
                                                                           2006          2005
                                                                       -----------   -----------
                               ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                           $   334,903   $   643,010
   Receivables, less allowance for doubtful
      accounts of $29,600 and $16,500, respectively                        420,608       562,017
   Estimated revenues in excess of billings on uncompleted contracts       538,634       394,697
   Inventory                                                               226,257       182,005
   Other                                                                    52,645       268,907
                                                                       -----------   -----------
      TOTAL CURRENT ASSETS                                               1,573,047     2,050,636
                                                                       -----------   -----------
PROPERTY AND EQUIPMENT, NET                                              1,335,153       684,382
DEPOSITS AND INVESTMENT                                                    122,222       109,424
GOODWILL                                                                   622,016       622,016
                                                                       -----------   -----------
                                                                       $ 3,652,438   $ 3,466,458
                                                                       ===========   ===========
                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term-term debt                           $   213,847   $   130,853
   Accounts payable                                                        340,887        79,819
   Commissions, salaries, and withholdings payable                          79,221       152,719
   Accrued expenses                                                         56,590        77,461
   Student credit balances                                                  24,567       112,828
   Deferred gain from sale of building                                       4,047        16,232
                                                                       -----------   -----------
      TOTAL CURRENT LIABILITIES                                            719,159       569,912
LONG-TERM DEBT, less current maturities                                    475,891       437,106
                                                                       -----------   -----------
DEFERRED GAIN FROM SALE OF BUILDING                                             --         4,047
                                                                       -----------   -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Preferred stock Series B, par value $.01 per share, 500,000
      shares authorized, issued and outstanding                              5,000         5,000
   Common stock, par value $.01 per share; authorized 10,000,000
      shares, 8,108,252 and 7,720,747 shares issued and outstanding         81,082        77,207
   Additional paid-in capital                                            3,857,654     3,374,029
   Accumulated deficit                                                  (1,486,348)   (1,000,843)
                                                                       -----------   -----------
                                                                         2,457,388     2,455,393
                                                                       -----------   -----------
                                                                       $ 3,652,438   $ 3,466,458
                                                                       ===========   ===========

                 See notes to consolidated financial statements.

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             Year Ended March 31,
                                                           -----------------------
                                                              2006         2005
                                                           ----------   ----------
REVENUES                                                   $9,907,238   $9,240,962
COST OF PRODUCTS AND SERVICES SOLD                          3,073,791    2,923,660
                                                           ----------   ----------
GROSS PROFIT                                                6,833,447    6,317,302
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                7,170,143    6,584,405
                                                           ----------   ----------
OPERATING LOSS                                               (336,696)    (267,103)
                                                           ----------   ----------
OTHER EXPENSE
   Interest expense                                           (88,293)     (60,279)
   Acquisition expense                                       (106,462)          --
                                                           ----------   ----------
                                                             (194,755)     (60,279)
                                                           ----------   ----------
LOSS BEFORE INCOME TAXES                                     (531,451)    (327,382)
INCOME TAX PROVISION (CREDIT)                                 (45,946)     207,586
                                                           ----------   ----------
NET LOSS                                                   $ (485,505)  $ (534,968)
                                                           ==========   ==========
BASIC AND DILUTED LOSS AVAILABLE TO COMMON STOCKHOLDERS:
   Net Loss                                                $ (485,505)  $ (534,968)
   Less Cumulative Preferred Stock Dividends                   30,000           --
                                                           ----------   ----------
   Net Loss Available to Common Stockholders               $ (515,505)    (534,968)
                                                           ==========   ==========
BASIC AND DILUTED LOSS PER COMMON SHARE                    $     (.07)  $     (.07)
                                                           ==========   ==========
BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                                       7,747,942    7,345,281
                                                           ==========   ==========

                 See notes to consolidated financial statements.

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     PREFERRED STOCK,
                         SERIES B           COMMON STOCK          ADDITIONAL PAID-IN ACCUMULATED
                     ----------------   -------------------   -------------------------------------
                      SHARES   AMOUNT     SHARES     AMOUNT     CAPITAL      DEFICIT        TOTAL
                     -------   ------   ---------   -------   ----------   -----------   ----------
APRIL 1, 2004             --   $   --   7,303,728   $73,037   $2,255,222   $  (465,875)  $1,862,384
Stock redemption
   UCC                    --       --          --        --       (8,400)           --       (8,400)
Preferred stock
   issued            500,000    5,000          --        --      620,000            --      625,000
Stock options
   exercised              --       --      29,650       296       36,081            --       36,377
Warrants
   exercised              --       --     365,000     3,650      471,350            --      475,000
Cashless warrants
   exercised              --       --      22,369       224         (224)           --           --
Net loss                  --       --          --        --           --      (534,968)    (534,968)
                     -------   ------   ---------   -------   ----------   -----------   ----------
MARCH 31, 2005       500,000    5,000   7,720,747    77,207    3,374,029    (1,000,843)   2,455,393
Warrants exercised        --       --     370,000     3,700      483,800            --      487,500
Cashless warrants
   exercised              --       --      17,505       175         (175)           --           --
Net loss                  --       --          --        --           --      (485,505)    (485,505)
                     -------   ------   ---------   -------   ----------   -----------   ----------
MARCH 31, 2006       500,000   $5,000   8,108,252   $81,082   $3,857,654   $(1,486,348)  $2,457,388
                     =======   ======   =========   =======   ==========   ===========   ==========

                 See notes to consolidated financial statements.

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Year Ended March 31,
                                                                -----------------------
                                                                   2006         2005
                                                                ----------   ----------
OPERATING ACTIVITIES
   Net loss                                                     $ (485,505)  $ (534,968)
   Adjustments to reconcile net loss to net cash provided
      (used) by operating activities:
      Depreciation                                                 251,102      256,350
      Recognized gain from sale of building                        (16,232)     (16,235)
      Changes in operating assets and liabilities:
         Receivables and estimated revenues in excess of
            billings on uncompleted contracts                       (2,528)      55,283
         Inventory                                                 (44,252)    (154,173)
         Other assets                                              337,231      204,017
         Accounts payable and other liabilities                     78,438       44,366
                                                                ----------   ----------
            Net cash provided (used) by operating activities       118,254     (145,360)
                                                                ----------   ----------
INVESTING ACTIVITIES
   Purchases of property and equipment                            (612,783)    (109,857)
   Purchase of investment                                          (25,000)
                                                                ----------   ----------
            Net cash used by investing activities                 (637,783)    (109,857)
                                                                ----------   ----------
FINANCING ACTIVITIES
   Net payments on bank line of credit                                  --     (150,000)
   Payments on long-term and related party debt                   (426,078)    (390,728)
   Proceeds from long-term and related party debt                  150,000       75,000
   Proceeds from issuance of common and preferred stock            487,500    1,136,377
   Stock redemption                                                     --       (8,400)
                                                                ----------   ----------
            Net cash provided by financing activities              211,422      662,249
                                                                ----------   ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (308,107)     407,032
CASH AND CASH EQUIVALENTS
   Beginning of year                                               643,010      235,978
                                                                ----------   ----------
   End of year                                                  $  334,903   $  643,010
                                                                ==========   ==========
SUPPLEMENTARY DISCLOSURES
   Cash paid for interest                                       $   86,558   $   62,417
   Cash paid for income taxes                                        9,963      107,500
   Noncash investing and financing activities:
      Write-off fully depreciated property and equipment,
         no longer utilized                                        758,166    7,851,252
      Equipment purchased with capital lease obligations           289,090      197,660
      Prepaid insurance paid by short-term debt                    108,767       98,527
      Cashless warrants exercised                                      175          224
      Common stock issued to acquire Utah Career College         1,695,715           --

                 See notes to consolidated financial statements.

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company and Summary of Significant Accounting Policies -

Description of Business

Broadview Media, Inc. is engaged in two business segments, Media Production and Education.

Media Production includes television shows, communication products, and educational products, primarily video and audio based. The segment creates and produces television shows for cable networks and communication products for corporations, associations and other organizations, and it produces audio and video educational products for large publishers and production and post production services for independent production companies.

Education is conducted through a wholly owned subsidiary, C Square Educational Enterprises (d/b/a Utah Career College and hereafter referred to as UCC), which is incorporated in the State of Utah. UCC has one campus in West Jordan, Utah and is accredited to award diplomas and Associate in Applied Science degrees by the Accrediting Commission for Career Schools and Colleges of Technology for multiple business and health care careers.

Basis of Presentation

The consolidated financial statements for all periods prior to July 1, 2005 have been restated to include the retroactive effects of the July 1, 2005 acquisition of UCC, which was accounted for in a manner similar to a pooling of interest. (Note 2)

Principles of Consolidation

The consolidated financial statements include the accounts of Broadview Media, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions were eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts. Significant management estimates relate to the determination of the percentage of completion on contracts in progress, the valuation allowance for deferred income tax assets, the allowance for doubtful receivables, and the carrying value of goodwill.

Revenue Recognition

For Media Production, revenue is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion appropriate for work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of revenue earned on contracts.

For Education, registration fees, book sales, vending income and other miscellaneous income are recognized as earned at the time of the transaction. Tuition and lab fees are recognized when earned as the course progresses. Receivables represent unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students' financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our Chairman and CEO. As of March 31, 2006, Myhre Investments, LLC had $327,377 in loans outstanding to UCC students.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company and Summary of Significant Accounting Policies - (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, receivables, long-term debt and short-term debt, accounts payable and accrued expenses, approximate their fair values.

Cash and Cash Equivalents

All highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Cash accounts are maintained primarily at two financial institutions. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

U.S. Department of Education regulations require Title IV program funds received by the Company in excess of the tuition and fees owed by the relevant students at that time to be, with these students' permission, maintained and classified as restricted until the students are billed for the portion of their education program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected the Company's ability to fund daily operations. Cash in the amount of $24,567 and $0 was held in restricted bank accounts at March 31, 2006 and 2005, respectively.

Receivables

Receivables consist of contract and trade receivables for Media Production and tuition receivables for Education.

For contract and trade receivables, the Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off against the allowance only after collection efforts are exhausted. The Company does not require receivables to be collateralized.

The Company also grants credit to students in the normal course of business, but generally does not require collateral or any other security to support tuition amounts due. Management performs ongoing credit evaluations. The Company maintains allowances for potential credit losses which, when realized, have generally been within management expectations.

Inventory

Inventory consists primarily of textbooks, educational materials on electronic media, electronic kits and supplies and is stated at the lower of cost or market, based on the first-in, first-out method.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Leasehold improvements    2 - 18 years
Furniture and equipment   3 - 10 years

Goodwill

Goodwill represents the excess purchase price over the appraised value of the portion of identifiable assets not under common control that were acquired from UCC. Goodwill is not amortized but is reviewed annually for impairment.

Stock -Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based employee compensation plan in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," Under the intrinsic value method of accounting of APB No. 25, no compensation expense was recognized in the Company's consolidated statement of operations when the exercise price of the Company's employee/director stock option grants equaled or exceeded the market price of the underlying common stock on the date of grant, and the measurement date of the option or warrant grant was certain. The measurement date was certain when the date of grant was fixed and determinable. Compensation cost for employee/director stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount that the employee/director was required to pay for the stock. No compensation expense was recognized during the year ended March 31, 2005, or the nine months ended December 31, 2005. Options issued to non-employees were accounted for as required by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." In addition, the pro forma disclosures required by SFAS No. 123 for companies accounting for stock-based compensation plans in accordance with APB No. 25 have been included in the consolidated financial statements in prior periods.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" using the modified prospective application method and the interpretations in SEC Staff Accounting Bulletin No. 107, "Share-Based Payment." Among other items, SFAS No. 123(R) eliminates the use of APB No. 25 and the intrinsic value method of accounting for stock-based compensation, and requires companies to recognize the cost of employee/director services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   The Company and Summary of Significant Accounting Policies - (continued)

Under the modified prospective application method, awards that are granted or modified after the date of adoption of SFAS 123(R) are measured and accounted for in accordance with SFAS No. 123(R). Compensation cost for awards granted prior to, but not vested, as of the date SFAS No. 123(R) was adopted are based on the grant date attributes similar to those originally used to value those awards for the pro forma purposes under SFAS No.123. No share-based compensation expense is reflected in the consolidated statement of operations for the year ended March 31, 2006. At March 31, 2006 and 2005, there were no options outstanding and none were granted, vested or forfeited during the years then ended.

Results for the nine months ended December 31, 2005 and the year ended March 31, 2005 have not been restated. If the Company recognized stock option compensation based on fair value at date of grant, consistent with the methods prescribed in SFAS No. 123, there would have been no change to the net loss or loss per share for those periods.

Advertising Costs

Advertising costs are expensed as incurred. The Company's advertising expense was $1,106,087 and $841,169 for 2006 and 2005, respectively.

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

The following common share amounts were not included in the computation of diluted EPS as their effect was antidilutive:

                                         Year Ended March 31,
                                         --------------------
                                             2006       2005
                                          ---------   -------
Options                                          --    17,596
Warrants                                  1,079,315   511,877
Series B preferred stock (convertible)      500,000        --

2.   Business Acquisition

On July 1, 2005, Broadview Media, Inc. completed the acquisition of UCC. Broadview Media issued 5,000,000 common shares in exchange for all of the outstanding shares of UCC. The value of the common shares issued was based on third party valuations and management's estimates at $2,950,000 or $.59 per share. The acquisition was accounted for as a merger of an entity under common control since the largest shareholder and CEO of Broadview Media and UCC had controlling interest in both companies.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Business Acquisition-(continued)

The purchase price was allocated to the assets acquired and liabilities assumed as follows:

Cash and cash equivalents                                     $  712,052
Receivables                                                      208,833
Inventory                                                        191,307
Other assets                                                      23,487
Property and equipment                                           519,896
Goodwill                                                         572,088
Accounts payable                                                (401,414)
Student credit balances                                         (130,534)
                                                              ----------
Net amount recorded for non-common control interests           1,695,715
Excess purchase price attributable to interest under common
   control, not recorded                                       1,254,285
                                                              ----------
Purchase price                                                $2,950,000
                                                              ==========

In addition to the $572,088 of purchased goodwill, $49,928 of acquisition costs were also capitalized.

Revenues and net income for each of the separate companies prior to the merger were as follows:

                            Three
                           Months
                            Ended         YEAR ENDED
                         June 30,2005   March 31, 2005
                         ------------   --------------
Revenues
  Broadview Media         $  708,032      $3,347,568
  UCC                      1,637,014       5,893,394
                          ----------      ----------
     Combined Revenues    $2,345,046      $9,240,962
                          ==========      ==========
Net Income (Loss)
  Broadview Media         $ (397,589)     $ (757,357)
  UCC                          2,216         222,389
                          ----------      ----------
     Combined Net Loss    $ (395,373)     $ (534,968)
                          ==========      ==========

The principal reason for the acquisition was that the Company has underutilized production facilities and these facilities could be used for teaching students of post-secondary schools and further facilitate the Company's transition into the education market.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   Business Segments - (continued)

The Company is engaged in two business segments, Media Production (Broadview Media) and Education (UCC). Segment information is as follows:

                                      Year Ended March 31
                                    -----------------------
                                       2006         2005
                                    ----------   ----------
Revenues
   Media Production                 $3,261,638   $3,347,568
   Education                         6,645,600    5,893,394
                                    ----------   ----------
      Consolidated Revenues         $9,907,238   $9,240,962
                                    ==========   ==========
Operating Income (Loss)
   Media Production                 $ (915,227)  $ (697,078)
   Education                           578,531      429,975
                                    ----------   ----------
      Consolidated Operating Loss   $ (336,696)  $ (267,103)
                                    ==========   ==========
 Depreciation Expense
   Media Production                 $  168,967   $  195,017
   Education                            82,135       61,333
                                    ----------   ----------
      Total Depreciation Expense    $  251,102   $  256,350
                                    ==========   ==========
Interest Expense
   Media Production                 $   88,293   $   60,279
   Education                                --           --
                                    ----------   ----------
      Total Interest Expense        $   88,293   $   60,279
                                    ==========   ==========

                          March 31,
                   -----------------------
                      2006         2005
                   ----------   ----------
Total Assets
Media Production   $1,593,423   $2,230,349
Education           2,059,015    1,236,109
                   ----------   ----------
   Total Assets    $3,652,438   $3,466,458
                   ==========   ==========

4.   Property and Equipment-

 Property and equipment consists of the following:

                                       March 31,
                                -----------------------
                                   2006         2005
                                ----------   ----------
Furniture and equipment         $5,817,893   $6,016,965
Leasehold improvements             825,330      531,324
Construction in progress            48,773           --
                                ----------   ----------
                                 6,691,996    6,548,289
Less accumulated depreciation    5,356,843    5,863,907
                                ----------   ----------
                                $1,335,153   $  684,382
                                ----------   ----------

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   Investment

In July 2005, the Company invested $25,000 in a limited partnership that produces training videos, primarily for the restaurant industry. In return, the Company received limited partnership units and will receive a royalty on products sold by the limited partnership. The investment is accounted for using the cost method. In addition, the Company agreed to invest another $25,000 on or before July 31, 2006 and provide $100,000 of production credits for using the Company's production facilities and equipment.

6.   Financing Facilities -

In December 2003, the Company and Terry Myhre, the current Chairman and Chief Executive Officer (CEO), shareholder and director, as co-borrowers, obtained from a bank a $500,000 note and a $300,000 line of credit. The note requires monthly payments of $7,137 in principal and interest, with the remaining balance due on the expiration date. Both the note and line of credit are due on July 31, 2007 and interest on both facilities is at the bank's prime rate (7.75% and 5.75% on March 31, 2006 and 2005, respectively) plus 2%. The loans are collateralized by all the Company's assets, and contain certain compliance covenants, along with certain restrictions that prohibit the current CEO from personally borrowing funds under these facilities. At March 31, 2006 and 2005, there was no outstanding balance on the line of credit.

The Company had a $1,000,000 unsecured line of credit with the current CEO at an annual interest rate of 5.5% and expiring December 31, 2006. On June 28, 2006, the Company reduced the line to $500,000 and extended the term through April 30, 2007. As of March 31, 2006 and 2005, there were no outstanding borrowings under this line of credit. During 2006 and 2005, the CEO advanced $150,000 and $800,000, respectively, on this line, which were repaid during the same year advanced. Interest expense on this line of credit was $1,592 and $4,216 for 2006 and 2005, respectively.

Additionally, in 2006 and 2005, the Company borrowed $150,000 and $75,000 from another Company officer, which was repaid in the same year advanced. Interest expense on the loans was $1,740 and $1,039 for 2006 and 2005, respectively.

In September 2005, the Company acquired equipment totaling $289,090 under a capital lease. The capital lease requires a monthly payment of $ 9,280 and expires August 1, 2008. In November 2004, the Company acquired equipment totaling $181,152 under a capital lease. The capital lease requires a monthly payment of $ 5,697 and expires October 1, 2007.

Long-term debt consists of the following:

                                                    March 31,
                                               -------------------
                                                 2006       2005
                                               --------   --------
Bank term note                                 $336,648   $393,771
Capital lease obligations at implicit rates
   ranging from 8% to 9%, payable in monthly
   installments ranging from $348 to $9,280,
   terminating through November 2009            353,090    174,188
                                               --------   --------
                                                689,738    567,959
Less current maturities of long-term debt       213,847    130,853
                                               --------   --------
                                               $475,891   $437,106
                                               ========   ========

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future maturities of long-term debt are as follows:

Year Ending
 March 31,     Amount
-----------   --------
2007          $213,847
2008           424,445
2009            49,082
2010             2,364
              --------
              $689,738
              ========

The cost of equipment acquired under capital leases was $486,750 and $197,660 and the accumulated amortization was $89,181 and $15,921 at March 31, 2006 and 2005, respectively. Amortization of equipment under capital leases is included in depreciation expense.

7.   Income Taxes -

Reconciliations between the income tax provision (credit) computed at the federal statutory rate and the income tax provision (credit) for the consolidated statements of operations are as follows:

                                                       Year Ended March 31,
                                                      ---------------------
                                                         2006        2005
                                                      ---------   ---------
Income tax credit at federal statutory rate           $(181,000)  $(111,000)
Valuation allowance                                     246,000     283,000
State income tax credit, net of federal tax effect      (37,000)    (23,000)
Nondeductible expenses                                    1,000       1,000
Increase in estimated tax refund receivable for UCC     (47,246)     47,246
Other                                                   (27,700)     10,340
                                                      ---------   ---------
                                                      $ (45,946)  $ 207,586
                                                      =========   =========

Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

                                                 March 31,
                                          -----------------------
                                             2006         2005
                                          ----------   ----------
Current deferred tax assets:
   Allowance for doubtful accounts        $   12,000   $    5,000
   Accrued expenses                           20,000       32,000
   Deferred gain on sale of building           2,000        7,000
                                          ----------   ----------
                                              34,000       44,000
                                          ----------   ----------
Noncurrent deferred tax assets:
   Net operating loss carryforwards and
      alternative minimum tax credit       2,082,000    1,843,000
   Depreciation                               36,000       17,000
   Deferred gain on sale of building              --        2,000
                                          ----------   ----------
                                           2,118,000    1,862,000
                                          ----------   ----------
Total deferred tax assets                  2,152,000    1,906,000
Less valuation allowance                   2,152,000    1,906,000
                                          ----------   ----------
                                          $       --   $       --
                                          ==========   ==========

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes - (continued)

At March 31, 2006, the Company has net operating loss carryforwards of approximately $4,500,000 available to offset future taxable income. Internal Revenue Code Section 382 ("Section 382") limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. The Company believes that the ownership changes of the Company within the recent years trigger the application of Section 382 limitations. The Company has not completed its analysis under
Section 382 and, therefore, has not yet determined the precise annual dollar limitations that would apply to a significant portion of the Company's $4,500,000 net operating loss carryforwards The loss carryforwards expire from 2014 through 2026. The Company also has an alternative minimum tax credit carryover of $234,000 which does not expire. The Company increased its valuation allowance by $246,000 and $283,000, respectively, during 2006 and 2005. Management reviews the estimate of this valuation allowance on a quarterly basis.

The income tax provision (credit) consists primarily of current federal income taxes. State income tax effects are not separately disclosed as they are deemed immaterial.

8. Stockholders' Equity -

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

Series B Preferred Stock

On March 30, 2005, the Company authorized 500,000 shares of preferred stock with a per share par value of $.01, which were issued to its CEO for $625,000. Each share of Series B preferred stock is entitled to the same voting rights as common stock and bears a cumulative annual dividend of $.06 per share and has liquidation rights over common stock at $1.25 per share plus any cumulative dividends. Each Series B preferred share is convertible into one share of common stock at any time. Detachable warrants for 1,000,000 shares of common stock with an exercise price of $1.25 per share and having a 10-year term and appraised value of approximately $.20 per warrant were included with the issuance. At March 31, 2006, 700,000 shares of common stock remain reserved for conversion of the detachable warrants. At March 31, 2006, cumulative preferred stock dividends in arrears were $30,000, or $.06 per share.

Stock Options

The Company has a stock option plan that includes incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Board of Directors or its Compensation Committee. Options granted typically vest over three years, with some options vesting immediately and typically expire after three to five years.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Stockholders' Equity - (continued)

A summary of the Company's stock options is as follows:

                                        Weighted-
                                         Average
                            Options      Exercise
                          Outstanding     Price
                          -----------   ---------
March 31, 2004               35,650       $2.20
Exercised                   (29,650)       1.78
Cancelled                    (6,000)       4.27
                            -------
March 31, 2006 and 2005          --          --
                            =======

Warrants

A summary of the Company's warrants is as follows:

                                      Weighted-
                                       Average
                          Warrants     Exercise
                        Outstanding     Price
                        -----------   ---------
March 31, 2004             574,267      $1.58
   Issued                1,000,000       1.25
   Exercised              (365,000)      1.30
   Cashless exercises      (22,369)      2.50
   Cancelled               (41,898)      2.50
                         ---------
March 31, 2005           1,145,000       1.35
   Exercised              (370,000)      1.32
   Cashless exercises      (17,505)      2.50
   Cancelled               (57,495)      2.50
                         ---------
March 31, 2006             700,000       1.25
                         =========

During 2006, the Company's CEO exercised 350,000 common stock purchase warrants at an exercise price of $1.25 per share, or a total of $437,500. During 2005, this individual also exercised 350,000 common stock purchase warrants (acquired in March 2003) at an exercise price of $1.25 per share or a total of $437,500.

All warrants outstanding at March 31, 2006 are exercisable at $1.25 and have a weighted average remaining contractual life of 1.25 years.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Stockholders' Equity - (continued)

Fair Value Assumptions

The fair value of warrants issued in 2005 was estimated at grant-date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Risk-free interest rate    4.6%
Expected life-years         10
Expected volatility       80.0%
Expected dividend rate     0.0%

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

9. Operating Leases -

The Company leases one building in Minneapolis, Minnesota, one in Chicago, Illinois and two in West Jordan, Utah. All leases provide for additional rent based on shared operating expenses.

Approximate future minimum rent commitments are as follows:

Year Ending March 31,     Amount
---------------------   ----------
         2007           $  821,900
         2008              811,100
         2009              823,700
         2010              836,500
         2011              861,400
      Thereafter         5,680,900
                        ----------
                        $9,835,500
                        ==========

The Company also rents various types of production equipment on a month-to-month basis. Total rental expense for facilities and equipment was approximately $887,000 and $751,000 for 2006 and 2005, respectively.

                                   (Continued)

                     BROADVIEW MEDIA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Strategic Relationship with Related Party - (continued)

In May 2004, the Company entered into a strategic relationship with the Minnesota School of Business (MSB), a company owned by the Company's CEO, to offer digital video courses at one of the Company's Minneapolis facilities. The Company provides equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. Offering digital, video-based courses is intended to provide students instruction in an apprenticeship environment within a for-profit business. The terms include a quarterly charge per student. In addition, the Company produces promotional and training videos for MSB. In 2006 and 2005, the Company billed MSB $92,000 and $85,000, respectively. The services were billed at rates consistent with similar independent customers. The Company also utilizes administrative, accounting and consulting services provided by MSB. In 2006 and 2005, the Company expensed $240,000 and $900,000, respectively, for services from MSB. The charge for 2005 and the first quarter of 2006 of $900,000 and $150,000, respectively, related to UCC prior to Broadview's acquisition. UCC had prepaid management fees to MSB and other receivables from MSB of $22,320 and $214,539 at March 31, 2006 and 2005, respectively, which are included in other current assets.

11. Concentrations -

In 2006 (2005), Media Production derived approximately 30% (40%) of its revenues from two customers, 20% (34%) from customer A, and 10% (6%) from customer B. Customer A accounted for 55% (41%) of the Company's contract and trade receivables and estimated revenue in excess of billings on uncompleted contracts at March 31, 2006 (2005).

Education receives substantial revenue from Title IV programs administered through the U.S. Department of Education. Any change in the eligibility status of UCC to administer these programs would significantly affect Education's operations.

Under a provision of the Higher Education Act of 1965, as amended, commonly referred to as the "90/10 Rule," UCC will cease to be eligible to participate in Title IV programs if, on a cash accounting basis, more than 90% of its revenues for the prior fiscal year was derived from Title IV programs, as prescribed in the Federal Register at 34 CFR 600.5(d). Any school that violates the 90/10 Rule immediately becomes ineligible to participate in Title IV programs and is unable to apply to regain eligibility until the following fiscal year. For the year ended March 31, 2006, UCC received $4,988,021 of Title IV funds and total eligible cash receipts of $6,615,470 resulting in a percentage of 75%. For the year ended March 31, 2005, UCC received $4,504,882 Title IV funds and total eligible cash receipts of $5,762,437 resulting in a percentage of 78%.

12. Employee Benefit Plan -

The Company maintains 401(k) employee benefit plans covering substantially all of its employees. The Company contributes to the plans an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.0% to 2.5% of an employee's covered compensation. The Company contributed approximately $32,000 and $22,000 for 2006 and 2005, respectively.