Form 10KSB/A, Exhibit 13
period 2006-03-31
BROADVIEW INSTITUTE INC
filed 2007-04-13
CIK 73048

EXHIBIT 13
BROADVIEW MEDIA, INC. AND SUBSIDIARY
FINANCIAL REVIEW

	Year Ended March 31,
HIGHLIGHTS	2006	2005	2004
Revenues	$9,907,238	$9,240,962	$9,209,819
Operating Loss	(443,158)	(267,103)	(64,846)
Operating Loss %	(4)%	(3)%	(1)%
Net Loss	(485,505)	(534,968)	(214,993)
Per Common Share Loss — Basic and Diluted	(.07)	(.07)	(.03)
Capital Expenditures	901,873	307,517	69,924
Net Cash Provided (Used) by Operating Activities	118,254	(145,360)	419,836
QUARTERLY OPERATING RESULTS (UNAUDITED)

	Quarter Ended
	June 30	September 30	December 31	March 31
Year Ended March 31, 2006:
Revenues	$2,345,046	$2,593,043	$2,566,058	$2,403,091
Operating Income (Loss)	(378,670)	(112,470)	95,289	(47,307)
Net Income (Loss)	(395,373)	(135,211)	109,997	(64,918)
Per Common Share Earnings (Loss) — Basic and Diluted	(0.05)	(0.02)	0.01	(0.01)
Year Ended March 31, 2005:
Revenues	$2,270,015	$2,092,861	$2,341,232	$2,536,854
Operating Income (Loss)	85,706	(137,033)	(14,991)	(200,785)
Net Loss	(43,231)	(172,084)	(127,045)	(192,608)
Per Common Share (Loss) — Basic and Diluted	(0.01)	(0.02)	(0.02)	(0.03)
For operating results for the first 3 quarters in fiscal year ended March 31, 2006, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY06, increased tuition revenues were offset by lower sales in television show production. The operating loss in the fourth quarter FY06 resulted from lower revenues and increased selling, general and administrative expense due to higher salary and marketing expense in education.
For operating results for the first 3 quarters in fiscal year ended March 31, 2005, refer to the quarterly Form 10-QSB filings. During the fourth quarter FY05, revenue increased reflecting higher tuition revenues. The operating loss increased as a result of increased selling, general and administrative expense due to higher professional fees compared to the third quarter and declining profitability in media production.

	Year Ended March 31,
	2006		2005
MARKET PRICES	High	Low	High	Low
Quarter Ended:
June 30	$6.75	$3.00	$7.60	$6.00
September 30	6.30	3.40	7.20	5.54
December 31	3.75	2.25	8.90	5.61
March 31	3.30	2.20	6.65	3.54

The Company’s Common Stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BDVM. The table above sets forth published quotations for the Company’s Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of stock as of March 31, 2006 was approximately 700.
SELECTED CONSOLIDATED
FINANCIAL DATA

	Year Ended March 31,
	2006	2005	2004	2003	2002
STATEMENT OF OPERATIONS DATA
Revenues	$9,907,238	$9,240,962	$9,209,819	$9,162,355	$9,542,424
Operating Expenses	10,350,396	9,508,065	9,274,665	9,172,425	9,798,909

Operating Loss	(443,158)	(267,103)	(64,846)	(10,070)	(256,485)

Other Income (Expense)
Miscellaneous	—	—	8,535	12,428	21,044
Interest income	—	—	838	2,526	19,245
Interest expense	(88,293)	(60,279)	(37,507)	(45,082)	(85,677)

Total Other Expense, net	(88,293)	(60,279)	(28,134)	(30,128)	(45,388)

Loss Before Provision for Income Taxes	(531,451)	(327,382)	(92,980)	(40,198)	(301,873)
Income Tax Credit (Expense)	45,946	(207,586)	(122,013)	(123,670)	(8,553)

Net Loss	$(485,505)	$(534,968)	$(214,993)	$(163,868)	$(310,426)

LOSS PER COMMON SHARE
BASIC AND DILUTED	$(.07)	$(.07)	$(.03)	$(.02)	$(.05)

	March 31,
BALANCE SHEET DATA	2006	2005	2004	2003	2002
Total Assets	$3,652,438	$3,466,458	$2,934,138	$3,055,696	$3,273,271
Property and Equipment, net	1,335,153	684,382	608,338	879,237	1,033,547
Stockholders’ Equity	2,457,388	2,455,393	1,340,201	1,530,271	1,174,139
Common Shares Outstanding	8,108,252	7,720,747	7,303,728	7,200,379	6,400,379
Term Obligations:
Current maturities	213,847	130,853	737,500	225,948	434,093
Long-term maturities	475,891	437,106	—	112,500	225,000

Total term obligations	689,738	567,959	737,500	338,448	659,093
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
The preceding selected financial data should be read in conjunction with our consolidated financial statements including the accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
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
For Education, registration fees, book sales, vending income and other miscellaneous income are recognized at the time of the transaction. Tuition and lab fees are recognized when earned as the course progresses. Receivables represents unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students’ financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our Chairman and CEO. As of March 31, 2006, Myhre Investments, LLC had $327,377 in loans outstanding to UCC students.
Receivables
Receivables consist of contract and trade receivables for Media Production and tuition receivables for Education.
For contract and trade receivables, the Company’s allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off only after collection efforts are exhausted. The Company does not require receivables to be collateralized.
The Company also grants credit to students in the normal course of business, but generally does not require collateral or any other security to support tuition amounts due. Management performs ongoing credit evaluations. The Company maintains allowances for potential credit losses which, when realized, have generally been within management expectations.
Inventory
Inventories consist mainly of textbooks and educational materials on electronic media, electronics kits and supplies held for sale to students enrolled in the Company’s educational programs. Inventories are valued at the lower of cost (first-in, first-out) or market.

Goodwill
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business purchases. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) goodwill and indefinite-lived intangible assets are reviewed for impairment on at least an annual basis by applying a fair-value-based test. In evaluating the recoverability of the carrying value of goodwill and other indefinite-lived intangible assets, we must make assumptions regarding the fair value of our reporting units, as defined under SFAS 142. If our fair value estimates or related assumptions change in the future, we may be required to record impairment charges related to goodwill and other indefinite-lived intangible assets.
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

					Increase
Business Segment	FY 2006		FY 2005		(Decrease)
Media Production	$3,261,638	32.9%	$3,347,568	36.2%	$(85,930)
Education	6,645,600	67.1%	5,893,394	63.8%	752,206

Total	$9,907,238	100.0%	$9,240,962	100.0%	$666,276

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
Media production products and services sold for the years ended March 31, 2006 and 2005, totaled $3,073,791 and $2,923,660, respectively. The $150,131 (5.1%) increase was primarily due to greater use of freelance employees on a project basis somewhat offset by eliminated personnel positions. Costs of media production products and services sold include direct labor associated with Media Production, including payroll and related benefits, freelance employees, maintenance, and depreciation on equipment used in production.

Educational services and facilities expenses for the years ended March 31, 2006 and 2005, totaled $4,487,634 and $3,394,315, respectively. The $1,093,319 (32.2%) increase was primarily due to increased salaries, benefits, and rent expense reflecting increased enrollment and expanded programs offered.
Selling, general and administrative expenses for the years ended March 31, 2006 and 2005, totaled $2,682,509 and $3,190,090, respectively. The $507,581 (15.9%) decrease was primarily due to reduced business development in media production and reduced UCC management fees expense of $660,000 to Minnesota School of Business, a related party, offset by increased marketing and salary expense of $170,331.
The $106,462 acquisition costs in 2006 related entirely to the acquisition of UCC on July 1, 2005.
Operating income and loss is the primary measure used by upper management in allocating resources to segments and assessing segment performance. Operating loss for the years ended March 31, 2006 and 2005 totaled $443,158 and $267,103, respectively. The operating loss increased by $176, 055 (65.9%). Operating loss as a percentage of revenues was 4.5% and 2.9% for the years ended March 31, 2006 and 2005. Media production products and services operating loss for the years ended March 31, 2006 and 2005 totaled $1,021,689 and $697,078, respectively. The $324,611 (46.7%) increased loss is attributable to the reduced sales volume and the acquisition costs of UCC. Education operating income for the years ended March 31, 2006 and 2005 totaled $578,531 and $429,975, respectively. The increase of $148,516 (34.5%) reflects the increased tuition revenue offset by the related higher Educational Services expenses.
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
The Company’s estimated production order backlog was $351,000 as of March 31, 2006, compared to $738,000 as of March 31, 2005, a 47.6% decrease. All such backlog is attributed to the Entertainment and Education areas of the Company’s Media Production business segment.
The Company had deferred tax assets of $2,152,000 at March 31, 2006 and $1,906,000 at March 31, 2005, respectively. Management has recorded a valuation allowance of $2,152,000 at March 31, 2006 and $1,906,000 at March 31, 2005 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has net operating loss carry forwards of approximately $4,500,000. Internal Revenue Code Section 382 (“Section 382”) limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We believe that the ownership changes of the Company in the recent years trigger the application of Section 382 limitations. The Company has not completed its analysis under Section 382 and, therefore, has not yet determined the precise annual dollar limitations that would apply to a significant portion of the Company’s $4,500,000 net operating loss carry forwards.

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
Media production products and services sold for the years ended March 31, 2005 and 2004, totaled $2,923,660 and $3,463,457, respectively. The $539,797 (15.6%) decrease was primarily due to reduced revenue from cable television shows and reflects eliminated personnel positions. Costs of media production products and services include direct labor associated with media production, including payroll and related benefits, freelance employees, maintenance, and depreciation on equipment used in production.
Educational services and facilities expenses for the years ended March 31, 2005 and 2004 totaled $3,394,315 and $2,746,228, respectively. The $648,087 (23.6%) increase was primarily due to increased salaries, benefits, and rent expense reflecting increased enrollment and expanded programs offered.
Selling, general and administrative expenses for the years ended March 31, 2005 and 2004 totaled $3,190,090 and $3,064,980, respectively. The $125,110 (4.1%) increase was primarily due to increased marketing expense at UCC offset by decreases in administrative staff and outside management consultant expense in Media Production.
Operating income and loss is the primary measure used by upper management in allocating resources to segments and assessing segment performance. Operating loss for the years ended March 31, 2005 and 2004 totaled $267,103 and $64,846, respectively. The operating loss increased by $202,257 (311.9%). Operating loss as a percentage of revenues was 2.9% and .7% for the years ended March 31, 2005 and 2004. Media production products and services operating loss for the years ended March 31, 2005 and 2004 totaled $697,078 and $409,047, respectively. The $288,031 (70.4%) increased loss is attributable to the reduced sales volume. Education operating income for the years ended March 31, 2005 and 2004 totaled $429,975 and $344,201, respectively. The increase of $85,774 (24.9%) reflects the increased tuition revenue offset by the related higher Educational Services expense.
Interest expense was $60,279 and $37,507 for the years ended March 31, 2005 and 2004, respectively. The increase of $22,772, or 60.7%, reflects increased borrowings including term loans, line of credit and capital leases. Specifically, the term loans and the line of credit relate to working capital and operations and the capital leases are for media production equipment.
The Company’s estimated production order backlog was $738,000 as of March 31, 2005, compared to $446,000 as of March 31, 2004, a 65.5% increase. All such backlog was attributed to the entertainment portion of the Company’s Media Production business segment.

The Company had deferred tax assets of $1,906,000 at March 31, 2005 and $1,623,000 at March 31, 2004, respectively. Management recorded a valuation allowance of $1,906,000 at March 31, 2005 and $1,623,000 at March 31, 2004 on the deferred tax assets.
Liquidity and Capital Requirements:
In FY06, the net loss of $485,505 offset by the proceeds of warrant exercises of $487,500 increased stockholders’ equity from $2,455,393 at March 31, 2005 to $2,457,388 at March 31, 2006. On March 29, 2006, Terry Myhre, Chairman and Chief Executive Officer, exercised 350,000 Common Stock Purchase Warrants (acquired in March 2005) at an exercise price of $1.25 per share or a total of $437,500.
As of March 31, 2006, the Company had a $300,000 bank working capital line of credit, and there were no outstanding borrowings under this line of credit. At March 31, 2005, the Company had no outstanding borrowings under this line of credit.
The Company had a $1,000,000 unsecured line of credit with the Company’s current Chairman and CEO at an annual interest rate of 5.5% and expiring December 31, 2006. On June 28, 2006, the Company reduced the line to $500,000 and extended the term through April 30, 2007. As of March 31, 2006, there were no borrowings on this line of credit. During 2006, the CEO advanced $150,000 on this line, which was repaid in the same year.
Management believes that inflation will not have a significant impact on the Company’s business.

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

In May 2004, the Company entered into a strategic relationship with MSB, a company owned by the Company’s Chairman and CEO, to offer digital video courses at one of the Company’s Minneapolis facilities. Under the terms of our ongoing relationship with MSB, we provide equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. Our agreement with MSB is terminable by either party upon reasonable notice. The digital-video-based courses offered by MSB are intended to provide students instruction in an apprenticeship environment within a for-profit business. Some of the courses, as part of the Associate in Applied Science Degree Program-Digital Video and Media Production, that MSB offers are video production, camera operations, sound for video, video after effects, video lighting and sound, and video editing. The payment terms under our agreement with MSB include a quarterly charge per student at rates which the Company would receive in an arm’s length transaction. In the years ended March 31, 2006 and 2005, in exchange for providing the equipment, facilities and technician support for MSB’s offering of digital, video-based courses, the Company billed MSB $73,000 and $41,000, respectively. The services were billed at rates consistent with similar independent customers. The revenue received under our agreement with MSB for its video-based courses were less than 1% of total revenues for the years ended March 31, 2006 and 2005, respectively.
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
Also, the Company produces video products for MSB. We produce videos that are commercials promoting MSB as an educational organization offering numerous courses of study, including digital video and film production, and we also produce videos used by MSB as teaching tools in its own employee training. We first began producing video products for MSB in fiscal year 2004. We price our services under this arrangement with MSB on a time and materials basis and we charge a flat fee to MSB at rates which the Company would receive in an arm’s length transaction. This arrangement is done on an order-by-order basis and there is no requirement that MSB continue to utilize Media Production for production of these video products. In the years ended March 31, 2006 and 2005, we billed MSB $19,000 and $44,000 respectively, for producing such video products. The revenues received from these video production services were less than 1% for the years ended March 31, 2006 and 2005, respectively.

Mr. Myhre became Chairman and CEO of the Company in January 2004, and increased his stock and warrant holdings in the Company in March 2005 and 2006 and in the Company’s acquisition of UCC in July 2005. Including warrants held by Mr. Myhre for the purchase of 650,000 shares of common stock, he owned as of the date of this Annual Report holdings representing 64.3% of the Company’s shares (assuming exercise of his warrants).
Forward Looking Statements
Certain statements contained in this Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered “forward-looking statements” which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could,” “possible,” “plan,” “project,” “should,” “will,” “forecast,” and similar words or expression. These forward-looking statements are based upon the Company’s current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company’s future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. Shareholders and other readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended March 31, 2006 and 2005
C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiaries
Minneapolis, Minnesota
We have audited the accompanying consolidated balance sheets of Broadview Media, Inc. and Subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2005 financial statements of C Square Educational Enterprises, a wholly owned subsidiary, which statements reflect total assets of $1,236,109 as of March 31, 2005, and total revenues of $5,893,394 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for C Square Educational Enterprises as of March 31, 2005, and for the year then ended, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
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

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiaries
Minneapolis, Minnesota
We have audited the accompanying balance sheet of C Square Educational Enterprises (d/b/a Utah Career College), a Utah corporation, as of March 31, 2005, and the related statements of income, stockholders’ equity and cash flows for the year the ended. These financial statements are the responsibility of the school’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America and Government Auditing Standards, issued by the Comptroller General of the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis far our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for C Square Educational Enterprises (d/b/a Utah Career College) as of March 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.
Sincerely,
/s/Jerry Wangsness, CPA
Wagness & Associates
Glenwood, Minnesota
June 9, 2006

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$334,903	$643,010
Receivables, less allowance for doubtful accounts of $29,600 and $16,500, respectively	420,608	562,017
Estimated revenues in excess of billings on uncompleted contracts	538,634	394,697
Inventory	226,257	182,005
Other	52,645	268,907

TOTAL CURRENT ASSETS	1,573,047	2,050,636

PROPERTY AND EQUIPMENT, NET	1,335,153	684,382
DEPOSITS AND INVESTMENT	122,222	109,424
GOODWILL	622,016	622,016

	$3,652,438	$3,466,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term-term debt	$213,847	$130,853
Accounts payable	340,887	79,819
Commissions, salaries, and withholdings payable	79,221	152,719
Accrued expenses	56,590	77,461
Student credit balances	24,567	112,828
Deferred gain from sale of building	4,047	16,232

TOTAL CURRENT LIABILITIES	719,159	569,912
LONG-TERM DEBT, less current maturities	475,891	437,106

DEFERRED GAIN FROM SALE OF BUILDING	—	4,047

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock Series B, par value $.01 per share, 500,000 shares authorized, issued and outstanding	5,000	5,000
Common stock, par value $.01 per share; authorized 10,000,000 shares, 8,108,252 and 7,720,747 shares issued and outstanding	81,082	77,207
Additional paid-in capital	3,857,654	3,374,029
Accumulated deficit	(1,486,348)	(1,000,843)

	2,457,388	2,455,393

	$3,652,438	$3,466,458

See notes to consolidated financial statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,
	2006	2005
REVENUES	$9,907,238	$9,240,962

OPERATING EXPENSES:
Media production products and services sold	3,073,791	2,923,660
Educational services and facilities expense	4,487,634	3,394,315
Selling, general and administrative expenses	2,682,509	3,190,090
Acquisition costs	106,462	—

Total Operating Expenses	10,350,396	9,508,065

OPERATING LOSS	(443,158)	(267,103)
INTEREST EXPENSE	88,293	60,279

LOSS BEFORE INCOME TAXES	(531,451)	(327,382)
INCOME TAX PROVISION (CREDIT)	(45,946)	207,586

NET LOSS	$(485,505)	$(534,968)

BASIC AND DILUTED LOSS AVAILABLE TO COMMON STOCKHOLDERS:
Net Loss	$(485,505)	$(534,968)
Less Cumulative Preferred Stock Dividends	30,000	—

Net Loss Available to Common Stockholders	$(515,505)	(534,968)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(.07)	$(.07)

BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	7,747,942	7,345,281

See notes to consolidated financial statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock,
	Series B		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
APRIL 1, 2004	—	$—	7,303,728	$73,037	$2,255,222	$(465,875)	$1,862,384
Stock redemption UCC	—	—	—	—	(8,400)	—	(8,400)
Preferred stock issued	500,000	5,000	—	—	620,000	—	625,000
Stock options exercised	—	—	29,650	296	36,081	—	36,377
Warrants exercised	—	—	365,000	3,650	471,350	—	475,000
Cashless warrants exercised	—	—	22,369	224	(224)	—	—
Net loss	—	—	—	—	—	(534,968)	(534,968)

MARCH 31, 2005	500,000	5,000	7,720,747	77,207	3,374,029	(1,000,843)	2,455,393
Warrants exercised	—	—	370,000	3,700	483,800	—	487,500
Cashless warrants exercised	—	—	17,505	175	(175)	—	—
Net loss	—	—	—	—	—	(485,505)	(485,505)

MARCH 31, 2006	500,000	$5,000	8,108,252	$81,082	$3,857,654	$(1,486,348)	$2,457,388

See notes to consolidated financial statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,
	2006	2005
OPERATING ACTIVITIES
Net loss	$(485,505)	$(534,968)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation	251,102	256,350
Recognized gain from sale of building	(16,232)	(16,235)
Changes in operating assets and liabilities:
Receivables and estimated revenues in excess of billings on uncompleted contracts	(2,528)	55,283
Inventory	(44,252)	(154,173)
Other assets	337,231	204,017
Accounts payable and other liabilities	78,438	44,366

Net cash provided (used) by operating activities	118,254	(145,360)

INVESTING ACTIVITIES
Purchases of property and equipment	(612,783)	(109,857)
Purchase of investment	(25,000)

Net cash used by investing activities	(637,783)	(109,857)

FINANCING ACTIVITIES
Net payments on bank line of credit	—	(150,000)
Payments on long-term and related party debt	(426,078)	(390,728)
Proceeds from long-term and related party debt	150,000	75,000
Proceeds from issuance of common and preferred stock	487,500	1,136,377
Stock redemption	—	(8,400)

Net cash provided by financing activities	211,422	662,249

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(308,107)	407,032
CASH AND CASH EQUIVALENTS
Beginning of year	643,010	235,978

End of year	$334,903	$643,010

SUPPLEMENTARY DISCLOSURES
Cash paid for interest	$86,558	$62,417
Cash paid for income taxes	9,963	107,500
Noncash investing and financing activities:
Write-off fully depreciated property and equipment, no longer utilized	758,166	7,851,252
Equipment purchased with capital lease obligations	289,090	197,660
Prepaid insurance paid by short-term debt	108,767	98,527
Cashless warrants exercised	175	224
Common stock issued to acquire Utah Career College	1,695,715	—
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
For Education, registration fees, book sales, vending income and other miscellaneous income are recognized as earned at the time of the transaction. Tuition and lab fees are recognized when earned as the course progresses. Receivables represent unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students’ financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our Chairman and CEO. As of March 31, 2006, Myhre Investments, LLC had $327,377 in loans outstanding to UCC students.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. The Company and Summary of Significant Accounting Policies — (continued)
Fair Value of Financial Instruments
The carrying amounts of financial instruments, consisting of cash, receivables, long-term debt and short-term debt, accounts payable and accrued expenses, approximate their fair values.
Cash and Cash Equivalents
All highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.
Cash accounts are maintained primarily at two financial institutions. At times throughout the year, the Company’s cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.
U.S. Department of Education regulations require Title IV program funds received by the Company in excess of the tuition and fees owed by the relevant students at that time to be, with these students’ permission, maintained and classified as restricted until the students are billed for the portion of their education program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected the Company’s ability to fund daily operations. Cash in the amount of $24,567 and $0 was held in restricted bank accounts at March 31, 2006 and 2005, respectively.
Receivables
Receivables consist of contract and trade receivables for Media Production and tuition receivables for Education.
For contract and trade receivables, the Company’s allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off against the allowance only after collection efforts are exhausted. The Company does not require receivables to be collateralized.
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
1. The Company and Summary of Significant Accounting Policies — (continued)
Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of an asset. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. Management assigns useful lives to property and equipment as follows:
Leasehold improvements 2 – 18 years
Furniture and equipment 3 – 10 years
Goodwill
Goodwill represents the excess purchase price over the appraised value of the portion of identifiable assets not under common control that were acquired from UCC. Goodwill is not amortized but is reviewed annually for impairment.
Stock —Based Compensation
Prior to January 1, 2006, the Company accounted for its stock-based employee compensation plan in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” Under the intrinsic value method of accounting of APB No. 25, no compensation expense was recognized in the Company’s consolidated statement of operations when the exercise price of the Company’s employee/director stock option grants equaled or exceeded the market price of the underlying common stock on the date of grant, and the measurement date of the option or warrant grant was certain. The measurement date was certain when the date of grant was fixed and determinable. Compensation cost for employee/director stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount that the employee/director was required to pay for the stock. No compensation expense was recognized during the year ended March 31, 2005, or the nine months ended December 31, 2005. Options issued to non-employees were accounted for as required by Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation.” In addition, the pro forma disclosures required by SFAS No. 123 for companies accounting for stock-based compensation plans in accordance with APB No. 25 have been included in the consolidated financial statements in prior periods.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment” using the modified prospective application method and the interpretations in SEC Staff Accounting Bulletin No. 107, “Share-Based Payment.” Among other items, SFAS No. 123(R) eliminates the use of APB No. 25 and the intrinsic value method of accounting for stock-based compensation, and requires companies to recognize the cost of employee/director services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. The Company and Summary of Significant Accounting Policies — (continued)
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
Advertising Costs
Advertising costs are expensed as incurred. The Company’s advertising expense was $1,106,087 and $841,169 for 2006 and 2005, respectively.
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
The following common share amounts were not included in the computation of diluted EPS as their effect was antidilutive:

	Year Ended March 31,
	2006	2005
Options	—	17,596
Warrants	1,079,315	511,877
Series B preferred stock (convertible)	500,000	—
Reclassifications
Certain costs and expenses in the statements of operations have been reclassified to more clearly portray the operating performance of the Company. These reclassifications did not affect previously reported stockholders’ equity, net loss, or cash flows.
2. Business Acquisition
On July 1, 2005, Broadview Media, Inc. completed the acquisition of UCC. Broadview Media issued 5,000,000 common shares in exchange for all of the outstanding shares of UCC. The value of the common shares issued was based on third party valuations and management’s estimates at $2,950,000 or $.59 per share. The acquisition was accounted for as a merger of an entity under common control since the largest shareholder and CEO of Broadview Media and UCC had controlling interest in both companies.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. Business Acquisition-(continued)
The purchase price was allocated to the assets acquired and liabilities assumed as follows:

Cash and cash equivalents	$712,052
Receivables	208,833
Inventory	191,307
Other assets	23,487
Property and equipment	519,896
Goodwill	572,088
Accounts payable	(401,414)
Student credit balances	(130,534)

Net amount recorded for non-common control interests	1,695,715
Excess purchase price attributable to interest under common control, not recorded	1,254,285

Purchase price	$2,950,000

In addition to the $572,088 of purchased goodwill, $49,928 of acquisition costs were also capitalized.
Revenues and net income for each of the separate companies prior to the merger were as follows:

	Three
	Months
	Ended	Year Ended
	June 30, 2005	March 31, 2005
Revenues
Broadview Media	$708,032	$3,347,568
UCC	1,637,014	5,893,394

Combined Revenues	$2,345,046	$9,240,962

Net Income (Loss)
Broadview Media	$(397,589)	$(757,357)
UCC	2,216	222,389

Combined Net Loss	$(395,373)	$(534,968)

The principal reason for the acquisition was that the Company has underutilized production facilities and these facilities could be used for teaching students of post-secondary schools and further facilitate the Company’s transition into the education market.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. Business Segments — (continued)
The Company is engaged in two business segments, Media Production (Broadview Media) and Education (UCC). Segment information is as follows:

	Year Ended March 31,
	2006	2005
Revenues
Media Production	$3,261,638	$3,347,568
Education	6,645,600	5,893,394

Consolidated Revenues	$9,907,238	$9,240,962

Operating Income (Loss)
Media Production	$(1,021,689)	$(697,078)
Education	578,531	429,975

Consolidated Operating Loss	$(443,158)	$(267,103)

Depreciation Expense
Media Production	$168,967	$195,017
Education	82,135	61,333

Total Depreciation Expense	$251,102	$256,350

Interest Expense
Media Production	$88,293	$60,279
Education	—	—

Total Interest Expense	$88,293	$60,279

	March 31,
Total Assets	2006	2005
Media Production	$1,593,423	$2,230,349
Education	2,059,015	1,236,109

Total Assets	$3,652,438	$3,466,458

4. Property and Equipment-
Property and equipment consists of the following:

	March 31,
	2006	2005
Furniture and equipment	$5,817,893	$6,016,965
Leasehold improvements	825,330	531,324
Construction in progress	48,773	—

	6,691,996	6,548,289
Less accumulated depreciation	5,356,843	5,863,907

	$1,335,153	$684,382

(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. Investment
In July 2005, the Company invested $25,000 in a limited partnership that produces training videos, primarily for the restaurant industry. In return, the Company received limited partnership units and will receive a royalty on products sold by the limited partnership. The investment is accounted for using the cost method. In addition, the Company agreed to invest another $25,000 on or before July 31, 2006 and provide $100,000 of production credits for using the Company’s production facilities and equipment.
6. Financing Facilities —
In December 2003, the Company and Terry Myhre, the current Chairman and Chief Executive Officer (CEO), shareholder and director, as co-borrowers, obtained from a bank a $500,000 note and a $300,000 line of credit. The note requires monthly payments of $7,137 in principal and interest, with the remaining balance due on the expiration date. Both the note and line of credit are due on July 31, 2007 and interest on both facilities is at the bank’s prime rate (7.75% and 5.75% on March 31, 2006 and 2005, respectively) plus 2%. The loans are collateralized by all the Company’s assets, and contain certain compliance covenants, along with certain restrictions that prohibit the current CEO from personally borrowing funds under these facilities. At March 31, 2006 and 2005, there was no outstanding balance on the line of credit.
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
In September 2005, the Company acquired equipment totaling $289,090 under a capital lease. The capital lease requires a monthly payment of $9,280 and expires August 1, 2008. In November 2004, the Company acquired equipment totaling $181,152 under a capital lease. The capital lease requires a monthly payment of $5,697 and expires October 1, 2007.
Long-term debt consists of the following:

	March 31,
	2006	2005
Bank term note	$336,648	$393,771
Capital lease obligations at implicit rates ranging from 8% to 9%, payable in monthly installments ranging from $348 to $9,280, terminating through November 2009	353,090	174,188

	689,738	567,959
Less current maturities of long-term debt	213,847	130,853

	$475,891	$437,106

(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Future maturities of long-term debt are as follows:

Year Ending March 31,	Amount
2007	$213,847
2008	424,445
2009	49,082
2010	2,364

$689,738

The cost of equipment acquired under capital leases was $486,750 and $197,660 and the accumulated amortization was $89,181 and $15,921 at March 31, 2006 and 2005, respectively. Amortization of equipment under capital leases is included in depreciation expense.
7. Income Taxes —
Reconciliations between the income tax provision (credit) computed at the federal statutory rate and the income tax provision (credit) for the consolidated statements of operations are as follows:

	Year Ended March 31,
	2006		2005
Income tax credit at federal statutory rate		$(181,000)	$(111,000)
Valuation allowance		246,000	283,000
State income tax credit, net of federal tax effect		(37,000)	(23,000)
Nondeductible expenses		1,000	1,000
Increase in estimated tax refund receivable for UCC		(47,246)	47,246
Other		(27,700)	10,340

	$	(45,946)	$207,586

Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

	March 31,
	2006	2005
Current deferred tax assets:
Allowance for doubtful accounts	$12,000	$5,000
Accrued expenses	20,000	32,000
Deferred gain on sale of building	2,000	7,000

	34,000	44,000

Noncurrent deferred tax assets:
Net operating loss carryforwards and alternative minimum tax credit	2,082,000	1,843,000
Depreciation	36,000	17,000
Deferred gain on sale of building	—	2,000

	2,118,000	1,862,000

Total deferred tax assets	2,152,000	1,906,000
Less valuation allowance	2,152,000	1,906,000

	$—	$—

(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
7. Income Taxes — (continued)
At March 31, 2006, the Company has net operating loss carryforwards of approximately $4,500,000 available to offset future taxable income. Internal Revenue Code Section 382 (“Section 382”) limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. The Company believes that the ownership changes of the Company within the recent years trigger the application of Section 382 limitations. The Company has not completed its analysis under Section 382 and, therefore, has not yet determined the precise annual dollar limitations that would apply to a significant portion of the Company’s $4,500,000 net operating loss carryforwards. The loss carryforwards expire from 2014 through 2026. The Company also has an alternative minimum tax credit carryover of $234,000 which does not expire. The Company increased its valuation allowance by $246,000 and $283,000, respectively, during 2006 and 2005. Management reviews the estimate of this valuation allowance on a quarterly basis.
The income tax provision (credit) consists primarily of current federal income taxes. State income tax effects are not separately disclosed as they are deemed immaterial.
8. Stockholders’ Equity —
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
Stock Options
The Company has a stock option plan that includes incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company’s common stock at not less than fair value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Board of Directors or its Compensation Committee. Options granted typically vest over three years, with some options vesting immediately and typically expire after three to five years.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. Stockholders’ Equity — (continued)
A summary of the Company’s stock options is as follows:

		Weighted-
		Average
	Options	Exercise
	Outstanding	Price
March 31, 2004	35,650	$2.20
Exercised	(29,650)	1.78
Cancelled	(6,000)	4.27

March 31, 2006 and 2005	—	—

Warrants
A summary of the Company’s warrants is as follows:

		Weighted-
		Average
	Warrants	Exercise
	Outstanding	Price
March 31, 2004	574,267	$1.58
Issued	1,000,000	1.25
Exercised	(365,000)	1.30
Cashless exercises	(22,369)	2.50
Cancelled	(41,898)	2.50

March 31, 2005	1,145,000	1.35
Exercised	(370,000)	1.32
Cashless exercises	(17,505)	2.50
Cancelled	(57,495)	2.50

March 31, 2006	700,000	1.25

During 2006, the Company’s CEO exercised 350,000 common stock purchase warrants at an exercise price of $1.25 per share, or a total of $437,500. During 2005, this individual also exercised 350,000 common stock purchase warrants (acquired in March 2003) at an exercise price of $1.25 per share or a total of $437,500.
All warrants outstanding at March 31, 2006 are exercisable at $1.25 and have a weighted average remaining contractual life of 1.25 years.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. Stockholders’ Equity — (continued)
Fair Value Assumptions
The fair value of warrants issued in 2005 was estimated at grant-date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Risk-free interest rate	4.6%
Expected life-years	10
Expected volatility	80.0%
Expected dividend rate	0.0%
Shareholder Rights Plan
In July 1998, the Board of Directors adopted a Shareholder Protection Rights Plan (Plan) declaring a dividend of one right for each share of the Company’s common stock outstanding on August 14, 1998. The rights entitle the holder to purchase stock having a market value equal to twice the exercise price. The rights may be exercised (except by the acquirer of 15% or more of the Company’s common stock) at a time specified by the Board of Directors after a person or group has acquired, or announced and intends to acquire, 15% or more of the Company’s stock. If more than 15% is acquired, but not more than 50%, of the Company’s common stock, the Board may elect to exchange common stock for the preferred stock rights in accordance with a formula specified in the Plan. The rights are redeemable at $.001 per right until becoming exercisable and have a term of 10 years unless redeemed earlier or extended by the Company.
9. Operating Leases -
The Company leases one building in Minneapolis, Minnesota, one in Chicago, Illinois and two in West Jordan, Utah. All leases provide for additional rent based on shared operating expenses.
Approximate future minimum rent commitments are as follows:

Year Ending March 31,	Amount
2007	$821,900
2008	811,100
2009	823,700
2010	836,500
2011	861,400
Thereafter	5,680,900

$9,835,500

The Company also rents various types of production equipment on a month-to-month basis. Total rental expense for facilities and equipment was approximately $887,000 and $751,000 for 2006 and 2005, respectively.
(Continued)

BROADVIEW MEDIA, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. Strategic Relationship with Related Party — (continued)
In May 2004, the Company entered into a strategic relationship with the Minnesota School of Business (MSB), a company owned by the Company’s CEO, to offer digital video courses at one of the Company’s Minneapolis facilities. The Company provides equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. Offering digital, video-based courses is intended to provide students instruction in an apprenticeship environment within a for-profit business. The terms include a quarterly charge per student. In addition, the Company produces promotional and training videos for MSB. In 2006 and 2005, the Company billed MSB $92,000 and $85,000, respectively. The services were billed at rates consistent with similar independent customers. The Company also utilizes administrative, accounting and consulting services provided by MSB. In 2006 and 2005, the Company expensed $240,000 and $900,000, respectively, for services from MSB. The charge for 2005 and the first quarter of 2006 of $900,000 and $150,000, respectively, related to UCC prior to Broadview’s acquisition. UCC had prepaid management fees to MSB and other receivables from MSB of $22,320 and $214,539 at March 31, 2006 and 2005, respectively, which are included in other current assets.
11. Concentrations -
In 2006 (2005), Media Production derived approximately 30% (40%) of its revenues from two customers, 20% (34%) from customer A, and 10% (6%) from customer B. Customer A accounted for 55% (41%) of the Company’s contract and trade receivables and estimated revenue in excess of billings on uncompleted contracts at March 31, 2006 (2005).
Education receives substantial revenue from Title IV programs administered through the U.S. Department of Education. Any change in the eligibility status of UCC to administer these programs would significantly affect Education’s operations.
Under a provision of the Higher Education Act of 1965, as amended, commonly referred to as the “90/10 Rule,” UCC will cease to be eligible to participate in Title IV programs if, on a cash accounting basis, more than 90% of its revenues for the prior fiscal year was derived from Title IV programs, as prescribed in the Federal Register at 34 CFR 600.5(d). Any school that violates the 90/10 Rule immediately becomes ineligible to participate in Title IV programs and is unable to apply to regain eligibility until the following fiscal year. For the year ended March 31, 2006, UCC received $4,988,021 of Title IV funds and total eligible cash receipts of $6,615,470 resulting in a percentage of 75%. For the year ended March 31, 2005, UCC received $4,504,882 Title IV funds and total eligible cash receipts of $5,762,437 resulting in a percentage of 78%.
12. Employee Benefit Plan -
The Company maintains 401(k) employee benefit plans covering substantially all of its employees. The Company contributes to the plans an amount equal to 50% of an employee’s contribution up to a maximum Company contribution of 2.0% to 2.5% of an employee’s covered compensation. The Company contributed approximately $32,000 and $22,000 for 2006 and 2005, respectively.