Form 10KSB, Exhibit 13
period 2007-03-31
BROADVIEW INSTITUTE INC
filed 2007-06-15
CIK 73048

EXHIBIT 13
BROADVIEW INSTITUTE, INC. AND SUBSIDIARIES
FINANCIAL REVIEW (RESTATED*)

	Years Ended March 31,
HIGHLIGHTS	2007	2006	2005
Revenues	$9,159,804	$8,087,489	$6,720,217
Operating Income (Loss)	962,287	(183,817)	(706,368)
Operating Income (Loss) %	11%	(2)%	(11)%
Discontinued Operations Income (Loss)	(769,055)	(259,341)	439,265
Net Income (Loss)	164,135	(485,505)	(534,968)
Income (Loss) Per Common:
Basic	0.02	(0.06)	(0.07)
Diluted	0.02	(0.07)	(0.07)
Capital Expenditures	371,633	612,783	109,857
Net Cash Provided (Used) by Operating Activities — Continuing Operations	1,186,942	468,603	143,333

QUARTERLY OPERATING RESULTS	Quarter Ended
(UNAUDITED)	June 30	September 30	December 31	March 31
Year Ended March 31, 2007:
Revenues	$2,288,916	$1,963,262	$2,519,249	$2,388,377
Operating Income (Loss)	328,968	70,156	455,499	107,664
Discontinued Operations Income (Loss)	(120,716)	(133,569)	(547,888)	33,118
Net Income (Loss)	189,991	(74,168)	(93,943)	142,255
Income (Loss) Per Common Share:
Basic	0.02	(0.01)	(0.01)	0.02
Diluted	0.02	(0.01)	(0.01)	0.02

Year Ended March 31, 2006:
Revenues	$1,848,185	$2,137,346	$2,143,075	$1,958,883
Operating Income (Loss)	(363,869)	(94,638)	195,341	79,349
Discontinued Operations (Loss)	(14,801)	(17,832)	(100,052)	(126,656)
Net Income (Loss)	(395,373)	(135,211)	109,997	(64,918)
Income (Loss) Per Common Share:
Basic	(0.05)	(0.02)	0.01	(0.01)
Diluted	(0.05)	(0.02)	0.01	(0.01)
*
The financial information for the years ended March 31, 2006 and 2005 and quarterly periods ended March 31, 2007 and 2006 have been restated to reflect the Company’s Chicago Media Production division as a discontinued operation.

For operating results for the first 3 quarters in fiscal year ended March 31, 2007, refer to the quarterly Form 10-QSB filings. During the fourth quarter 2007, increased expenses relating to the Layton campus opening reduced operating income.

For operating results for the first 3 quarters in fiscal year ended March 31, 2006, refer to the quarterly Form 10-QSB filings. During the fourth quarter 2006, increased tuition revenues were offset by lower sales in television show production. The operating loss in the fourth quarter 2006 resulted from lower revenues and increased selling, general and administrative expense due to higher salary and marketing expense in Education.

	Year Ended March 31
	2007		2006
MARKET PRICES	High	Low	High	Low

Quarter Ended:
June 30	$2.60	$1.80	$6.75	$3.00
September 30	2.60	1.40	6.30	3.40
December 31	2.50	1.50	3.75	2.25
March 31	2.20	1.70	3.30	2.20
The Company’s Common Stock is currently traded on the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. OTC Bulletin Board under the symbol BVII. The table above sets forth published quotations for the Company’s Common Stock reflect the inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company has not paid dividends since fiscal 1991. The number of record holders of the Company’s Common Stock as of March 31, 2007 was approximately 700.

SELECTED CONSOLIDATED FINANCIAL DATA (RESTATED*)

	Year Ended March 31,
STATEMENT OF OPERATIONS DATA	2007	2006	2005	2004	2003

Revenues	$9,159,804	$8,087,489	$6,720,217	$7,063,683	$6,502,192
Operating Expenses	8,197,517	8,271,306	7,426,585	7,210,040	6,479,273

Operating Income (Loss)	962,287	(183,817)	(706,368)	(146,357)	22,919

Other Income (Expense):
Interest expense	(60,496)	(88,293)	(60,279)	(37,507)	(45,082)
Miscellaneous	31,399	—	—	9,373	14,954

Total Other Expense, net	(29,097)	(88,293)	(60,279)	(28,134)	(30,128)

Continuing Operating Income (Loss)	$933,190	$(272,110)	$(766,647)	$(174,491)	$(7,209)
Income Tax (Expense) Benefit	—	45,946	(207,586)	(122,013)	(123,670)
Discontinued Operations Income (Loss)	(769,055)	(259,341)	439,265	81,511	(32,989)

Net Loss	$164,135	$(485,505)	$(534,968)	$(214,993)	$(163,868)

INCOME (LOSS) PER COMMON SHARE

Income (Loss) Per Common:
Basic	$0.02	$(0.07)	$(0.07)	$(0.03)	$(0.02)
Diluted	$0.02	$(0.07)	$(0.07)	$(0.03)	$(0.02)

BALANCE SHEET DATA

Total Assets	$3,320,813	$3,652,438	$3,466,458	$2,934,138	$3,055,696
Property and Equipment, net	1,403,350	1,335,153	684,382	608,338	879,237
Stockholders’ Equity	2,621,523	2,457,388	2,455,393	1,340,201	1,530,271
Common Shares Outstanding	8,108,252	7,747,942	7,720,747	7,303,747	7,200,379

Term Obligations:
Current maturities	143,855	213,847	130,853	737,500	225,948
Long-term maturities	51,445	475,891	437,106	—	112,500

Total term obligations	$195,310	$689,738	$567,959	$737,500	$338,448

*	The financial information for periods prior to 2007 have been restated to reflect the Company’s Chicago Media division as a discontinued operation.
The preceding presentation of financial highlights, quarterly operating results, and selected consolidated financial data for the years 2004 and 2003 includes the combined operations of Media Production for fiscal year ended March 31, and Utah Career College (UCC) for fiscal year ended May 31, which was the fiscal year end of C Square Educational Enterprises. The financial information for 2007, 2006 and 2005 includes UCC based on a March 31 year end.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS
Critical Accounting Policies:
Significant accounting policies are described in Note 1 to the consolidated financial statements. Some of the most critical accounting policies include:
Revenue Recognition For Education, tuition, lab fees, and related course materials, revenues are recognized when earned as the course progresses. Receivables represent unpaid tuition revenue at the end of the reporting period. Part of the revenue reported by UCC is revenue that relates to funds received from Title IV funds for students’ financial aid as well as funds received from other financial aid sources, including Myhre Investments, LLC, an entity owned by our largest shareholder, Chairman and Chief Executive Officer (Mr. Myhre). Myhre Investments, LLC had $839,480 and $327,377 in loans outstanding to UCC students at March 31, 2007 and 2006, respectively.
For Media Production, revenue on long-term contracts is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion for work performed. Progress is generally based on physical progress of the various components in a production contract budget. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of revenue earned on its contracts. As of March 31, 2007, there are no long-term contracts in process. Revenues on other Media Production activities are recognized upon completion of the individual projects.
Receivables
Receivables consist of trade receivables for Media Production and from student receivables for Education.
The Company’s allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off against the allowance only after collection efforts are exhausted. The Company does not require receivables to be collateralized.
The Company also grants credit to students in the normal course of business, but generally does not require collateral or any other security to support amounts due. Management performs ongoing credit evaluations. The Company maintains allowances for potential credit losses which, when realized, have generally been within management expectations.
Inventory
Inventory consists primarily of textbooks, educational materials on electronic media, electronic kits and supplies and is stated at the lower of cost or market, based on the first-in, first-out method.
Goodwill Goodwill represents the excess purchase price over the appraised value of the portion of identifiable assets not under common control that were acquired from UCC. Goodwill is not amortized but is reviewed annually for impairment. The Company does not believe goodwill is impaired at March 31, 2007.

Results of Operations:
Year ended March 31, 2007 Compared to Year ended March 31, 2006
Consolidated revenues for the year ended March 31, 2007 of $9,159,804 compare to consolidated revenues of $8,087,489 in FY06. The 13.3% increase in overall revenues from FY06 to FY07 is illustrated as follows:

					Increase
Business Segment	FY 2007		FY 2006		(Decrease)
Education	$8,717,468	95.2%	$6,645,600	82.2%	$2,071,868
Media Production	442,336	4.8%	1,441,889	17.8%	(999,553)

Total	$9,159,804	100.0%	$8,087,489	100.0%	$1,072,315

The increase in revenues for the year ended March 31, 2007 was attributed to increased tuition revenue at UCC, offset by reduced Media Production revenues due mostly to entertainment customers, including Jacks is Wild, whose production was stopped in January 2006 prior to publication by the network. Media Production is no longer producing television productions or its education products. The Media Production segment does not have any employees. All of the work performed by our Media Production segment is performed by contractors. As such, the Company is not actively marketing the Media Production business. Media Production is relying on business from existing customers that are on a project-by-project basis. Past services provided by Media Production included production of television shows, communication products and educational products. Currently, Media Production is providing services that include production of television commercials, studio rental, equipment rental and communication products. Our Media Production segment no longer produces educational products. In addition to the discontinuance of entertainment customers, Media Production’s decreased revenue in the year ended March 31, 2007 relates to the elimination of its education products and also reflects that the segment is no longer actively marketing its services and product offerings.
Educational services and facilities expenses for the years ended March 31, 2007 and 2006, totaled $5,613,228 and $4,487,634, respectively. The $1,125,594 (25.1%) increase was primarily due to increased salaries, benefits, and rent expense reflecting increased enrollment, expanded programs offered and the opening of the Layton campus in January 2007.
The related expense for Media Production’s products and services sold for the years ended March 31, 2007 and 2006, totaled $352,451 and $1,311,553, respectively. The $959,102 (73.1%) decrease was primarily due to discontinuance of entertainment customers and eliminated personnel positions. Costs of Media Production products and services sold include direct labor associated with Media Production, including payroll and related benefits, freelance employees, maintenance, and depreciation on equipment used in production.
Selling, general and administrative expenses for the years ended March 31, 2007 and 2006, totaled $2,231,838 and $2,365,657, respectively. The $133,819 (5.7%) decrease was primarily due to reduced insurance and salaries in Media Production.
The $106,462 acquisition costs in 2006 related entirely to the acquisition of UCC on July 1, 2005.
Operating income and loss is the primary measure used by upper management in allocating resources to segments and assessing segment performance. Operating income for the year ended March 31, 2007 $962,287 compared to a loss of $183,817 for the year ended March 31, 2006. Operating income increased $1,146,104. Media Production products and services operating loss for the years ended March 31, 2007 and 2006 totaled $294,253 and $762,348, respectively. The $468,079 (61.4%) decreased loss is attributable to the reduced sales volume. Education operating income for the years ended March 31, 2007 and 2006 totaled $1,256,556 and $578,531, respectively. The increase of $678,025 (117.2%) reflects the increased tuition revenue offset by the related higher educational services expenses.

Interest expense was $60,496 and $88,293 for the years ended March 31, 2007 and 2006 respectively. The decrease of $27,797, or (31.5%), reflects decreased borrowings including term loans, line of credit and capital leases. Specifically, the term loans provided working capital for operations as does the line of credit, and the capital leases are for production equipment and computers.
Discontinued operation loss was $769,055 and $259,341 for the years ended March 31, 2007 and 2006, respectively. The increase of $509,714 reflects the shutdown of Media Production’s Chicago facility including $310,000 for the termination of the Chicago facility lease and expenses related to the closedown of the facility in November 2006.
The Company had deferred tax assets of $2,030,000 at March 31, 2007 and $2,118,000 at March 31, 2006, respectively. Management has recorded a valuation allowance of $2,030,000 at March 31, 2007 and $2,118,000 at March 31, 2006 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has net operating loss carry forwards of approximately $4,300,000. Internal Revenue Code Section 382 (“Section 382”) limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We believe that the ownership changes of the Company in the recent years trigger the application of Section 382 limitations. The Company has completed its analysis under Section 382. Due to the uncertainty of realization of these benefits, the Company has fully reserved the remaining loss carry forwards.
Year ended March 31, 2006 Compared to Year ended March 31, 2005
Consolidated revenues for the year ended March 31, 2006 of $8,087,489 compare to consolidated revenues of $6,720,217 in FY05. The 20.3% increase in overall revenues from FY05 to FY06 is illustrated as follows:

					Increase
Business Segment	FY 2006		FY 2005		(Decrease)
Education	$6,645,600	82.2%	$5,893,394	87.7%	$752,206
Media Production	1,441,889	17.8%	826,823	12.3%	615,066

Total	$8,087,489	100.0%	$6,720,217	100.0%	$1,367,272

The increase in revenues for the year ended March 31, 2006 was largely attributed to increased tuition revenue at UCC, offset by reduced Media Production revenues due mostly to entertainment, specifically Jacks is Wild, whose production was stopped in January 2006 prior to publication by the network.
Educational services and facilities expenses for the years ended March 31, 2006 and 2005, totaled $4,487,634 and $3,394,315, respectively. The $1,093,319 (32.2%) increase was primarily due to increased salaries, benefits, and rent expense reflecting increased enrollment and expanded programs offered.
The related expense for Media Production’s products and services sold for the years ended March 31, 2006 and 2005, totaled $1,311,553 and $1,152,839, respectively. The $158,714 (13.8%) increase was primarily due to increased revenues and greater use of freelance employees on a project basis somewhat offset by eliminated personnel positions. Costs of Media Production products and services sold include direct labor associated with Media Production, including payroll and related benefits, freelance employees, maintenance, and depreciation on equipment used in production.
Selling, general and administrative expenses for the years ended March 31, 2006 and 2005, totaled $2,365,657 and $2,879,431, respectively. The $513,774 (17.8%) decrease was primarily due to reduced business development in media production and reduced UCC management fees expense of $660,000 to

Minnesota School of Business, a related party, offset by increased marketing and salary expense of $170,331.
The $106,462 acquisition costs in 2006 related entirely to the acquisition of UCC on
July 1, 2005.
Operating income and loss is the primary measure used by upper management in allocating resources to segments and assessing segment performance. Operating loss for the years ended March 31, 2006 and 2005 totaled $183,817 and $706,368, respectively. The operating loss decreased by $522,551 (74.0%). Media Production products and services operating loss for the years ended March 31, 2006 and 2005 totaled $762,348 and $1,136,343, respectively. The $373,995 (32.9%) decreased loss is attributable to the increased sales volume and the acquisition costs of UCC. Education operating income for the years ended March 31, 2006 and 2005 totaled $578,531 and $429,975, respectively. The increase of $148,556 (34.5%) reflects the increased tuition revenue offset by the related higher educational services expenses.
Interest expense was $88,293 and $60,279 for the years ended March 31, 2006 and 2005 respectively. The increase of $28,014, or 46.5%, reflects increased borrowings including term loans, line of credit and capital leases. Specifically, the term loans provided working capital for operations as does the line of credit, and the capital leases are for production equipment and computers.
Discontinued operation loss of $259,341 compares to income of $439,265 for the years ended March 31, 2006 and 2005, respectively. The decrease of $698,606 reflects the reduced revenues, primarily in entertainment at the Chicago facility due to the non renewal of the HGTV series New Spaces.
The Company had deferred tax assets of $2,118,000 at March 31, 2006 and $1,906,000 at March 31, 2005, respectively. Management has recorded a valuation allowance of $2,118,000 at March 31, 2006 and $1,906,000 at March 31, 2005 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Internal Revenue Code Section 382 (“Section 382”) limits the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. We believe that the ownership changes of the Company in the recent years trigger the application of Section 382 limitations. The Company has completed its analysis under Section 382. Due to the uncertainty of realization of these benefits, the Company has fully reserved the remaining loss carryforwards.
Liquidity and Capital Requirements:
In FY07, net income of $164,135 increased stockholders’ equity from $2,457,388 at March 31, 2006 to $2,621,523 at March 31, 2007.
As of March 31, 2007, the Company had a $300,000 bank working capital line of credit, and there were no outstanding borrowings under this line of credit. At March 31, 2006, the Company had no outstanding borrowings under a similar bank line of credit.
The Company had a $1,000,000 unsecured line of credit with the Company’s current Chairman and CEO at an annual interest rate of 5.5% and expiring December 31, 2006. On June 28, 2006, the Company reduced the line to $500,000 and extended the term through April 30, 2007, at which time it expired. As of March 31, 2007, there were no borrowings on this line of credit. During 2006, the CEO advanced $150,000 on this line, which was repaid in the same year.
Management believes that inflation will not have a significant impact on the Company’s business.

Management believes the actions taken during FY07, including the acquisition of C Square Educational Enterprises in July 2005, will enable the Company to fulfill its obligations in the normal course of business through its FY08. The Company continues to transition its emphasis from Media Production to Education.
Cash Generation and Deployment:
In FY07, $1,186,942 of cash was provided by operating activities, the major components of which were the operating income of $933,190, depreciation of $303,436, deferred rent $78,255 and reduced other assets of $92,144 and increased accrued payables and accrued liabilities of $39,509, offset by increased receivables of $259,592. Capital expenditures for property and equipment were $371,633 in FY07 compared to $612,783 in FY06. Discontinued operations used $119,916 in FY07 compared to $350,349 used in FY06 primarily from the collection of outstanding receivables.
In FY07, the Company utilized $596,143 to reduce long-term and related-party debt.
In total, cash balances increased by $99,250 during FY07.
On July 1, 2005, Broadview Institute, Inc. completed the acquisition of C Square Educational Enterprises (UCC) whereby Broadview Institute issued 5,000,000 common shares in exchange for all of the outstanding shares of UCC. The acquisition was accounted for as a merger of an entity under common control since the largest shareholder and CEO of Broadview Institute and UCC had controlling interest in both companies. The financial statements for all periods prior to July 1, 2005 have been combined and restated in a manner similar to a pooling of interests to reflect the acquisition as if it had occurred on
April 1, 2004.
In May 2004, the Company entered into a strategic relationship with MSB, a company owned by the Company’s Chairman and CEO, to offer digital video courses at one of the Company’s Minneapolis facilities. Under the terms of our ongoing relationship with MSB, we provide equipment, facilities and technicians for technical support to allow MSB to offer digital, video-based courses. Our agreement with MSB is terminable by either party upon reasonable notice. The digital-video-based courses offered by MSB are intended to provide students instruction in an apprenticeship environment within a for-profit business. Some of the courses, as part of the Associate in Applied Science Degree Program-Digital Video and Media Production, that MSB offers are video production, camera operations, sound for video, video after effects, video lighting and sound, and video editing. The payment terms under our agreement with MSB include a quarterly charge per student at rates which the Company would receive in an arm’s length transaction. In the years ended March 31, 2007 and 2006, in exchange for providing the equipment, facilities and technician support for MSB’s offering of digital, video-based courses, the Company billed MSB $81,000 and $73,000, respectively. The services were billed at rates consistent with similar independent customers. The revenue received under our agreement with MSB for its video-based courses were less than 2% of total revenues for the years ended March 31, 2007 and 2006, respectively.
The Company also utilizes administrative, accounting and consulting services provided by MSB. Some of the services provided by MSB under this arrangement include information technology software support, finance and accounting services, human resources support, CEO services, student financial aid consulting and curriculum consulting. This arrangement for administrative, accounting and consulting services with MSB may be terminated by either party upon reasonable notice to the other. In the years ended March 31, 2007 and 2006, in exchange for the receipt of such services from MSB, the Company expensed $240,000 each year.
Also, the Company produces video products for MSB. We produce videos that are commercials promoting MSB as an educational organization offering numerous courses of study, including digital video and film production, and we also produce videos used by MSB as teaching tools. We first began producing video products for MSB in fiscal year 2004. We price our services under this arrangement with MSB on a time and materials basis and we charge a flat fee to MSB at rates which the Company would receive in an arm’s length transaction. This arrangement is done on an order-by-order basis and there is no requirement that MSB continue to utilize Media Production for production of these video products. In the years ended March 31, 2007 and 2006, we billed MSB $106,000 and $19,000, respectively, for producing such video products. The revenues received from these video production services were less than 2% for the years ended March 31, 2007 and 2006, respectively.
Mr. Myhre became Chairman and CEO of the Company in January 2004, and increased his stock and warrant holdings in the Company in March 2005 and 2006 and in the Company’s acquisition of UCC in July 2005. Including warrants held by Mr. Myhre for the purchase of 650,000 shares of common stock, he owned as of the date of this Annual Report holdings representing 64% of the Company’s shares (assuming exercise of his warrants).
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